As filed with the Securities and Exchange Commission on May 26, 2026
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DPC Holdings Limited*
(Exact Name of Registrant as Specified in its Charter)

Jersey	3360	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
2nd Floor, Donington Court, Pegasus Business Park, Herald Way, Derby, DE742UZ
+44(0)115 663 0139
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company
241 Little Falls Drive
Wilmington, DE 19808
Tel: +1 (302) 636-5401
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard Browne, Esq. John R. Vetterli, Esq. Jessica Y. Chen, Esq. White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: +1 (212) 819-8200	Helen Barrett-Hague, Esq. General Counsel & Chief Risk Officer DPC Holdings Limited Donington Court, 2nd Floor Pegasus Business Park, Herald Way Derby, DE742UZ United Kingdom	Richard D. Truesdell, Jr., Esq. Roshni Banker Cariello, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: +1 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
Prior to the consummation of this offering, we intend to change the legal status of our Company from a Jersey private company to a Jersey public limited company and our name will be DPC Holdings PLC.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated           , 2026

     Ordinary Shares
DPC Holdings Limited

This is the initial public offering of ordinary shares of DPC Holdings Limited. We are offering             ordinary shares.
Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price for our ordinary shares will be between $      and $      . We intend to apply to list our ordinary shares on the New York Stock Exchange, or NYSE, subject to notice of official issuance, under the symbol “DPC.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and have elected to comply with certain reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our ordinary shares involves substantial risks. See “Risk Factors” beginning on page 23 to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

At our request, the underwriters have reserved up to       ordinary shares, or     % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain of our non-employee directors, management, employees, friends and family. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. See “Underwriting — Directed Share Program” for additional information.
We have granted the underwriters an option to purchase up to       additional ordinary shares at the initial public offering price, less the underwriting discounts and commissions within 30 days of the date of this prospectus.

The underwriters expect to deliver the ordinary shares against payment on or about           , 2026.

(*lead bookrunners listed in alphabetical order)
Jefferies*	Morgan Stanley*
Barclays	Moelis & Company
RBC Capital Markets	Rothschild & Co
Prospectus dated           , 2026

DONCASTERS

Turning metals into motion

~$837m

2025 Revenue

$173m

2025 Net Loss

~$138m

2025 Adj. EBITDA

16.5%

2025 Adj. EBITDA Margin

92%

of 2025 Total Segment Adj. EBITDA is represented by Aerospace and IGT end markets

~250 years

of Manufacturing Expertise

3,000+

Employees

14

Manufacturing Facilities Globally

Through and including            , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since such date. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.
For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our ordinary shares and the distribution of this prospectus outside the United States.

i

Trademarks and Trade Names
“DPC Holdings” and other trademarks or service marks of DPC Holdings Limited and its direct and indirect subsidiaries appearing in this prospectus are the property of DPC Holdings Limited. This prospectus contains additional trade names, trademarks, and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ®, ™ or SM symbols. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.
Market and Industry Data
This prospectus includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Although we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein, based on management’s knowledge and experience, we believe that these third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.
Presentation of Financial and Other Information
U.S. GAAP Financial Statements
On September 8, 2025, our board of directors approved our adoption of United States Generally Accepted Accounting Principles, or U.S. GAAP. Our consolidated financial statements as of and for the year ended December 31, 2024 were our first annual audited consolidated financial statements required to be prepared in accordance with U.S. GAAP. We have not prepared any financial information in accordance with U.S. GAAP as of or for any prior periods. For periods prior to 2024, we prepared our consolidated financial statements solely in accordance with International Financial Reporting Standards, or IFRS Accounting Standards. As a result, our financial information for the periods prior to 2024 are not directly comparable to our financial information for the full fiscal years ended December 31, 2025 and 2024.
Currency Presentation
In this prospectus, references to “dollars,” “U.S. dollars” and “$” are to the currency of the United States and references to “British Pound Sterling,” “Pounds,” “GBP” and “£” are to the currency of the United Kingdom. We have converted certain U.S. dollar amounts presented in this prospectus from GBP amounts solely for the convenience of the reader. We make no representation that the pound or dollar amounts shown in this prospectus could have been or could be converted into U.S. dollars or British pounds at the rates shown in this prospectus or at any other rate. The Federal Reserve Bank noon buying rate for the British pound to US dollar on December 31, 2025, was GBP 0.74 per US$1.00, unless otherwise specified. The Federal Reserve Bank noon buying rate for the British pound to US dollar on March 29, 2026, was GBP 0.75 per US$1.00, unless otherwise specified. The conversion of amounts expressed in GBP as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting British pounds as of another specified date.
Rounding
Certain figures included in this prospectus have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Certain Defined Terms
As used in this prospectus, unless the context otherwise requires, “DPC Holdings Limited,” “Doncasters,” “we,” “us,” “our” and “the Company” in this prospectus refer to DPC Holdings Limited and its consolidated subsidiaries. In addition, as used in this prospectus, unless the context otherwise requires:
•
“ABL Facility” refers to the seven-year senior secured asset backed lending facility with Wells Fargo entered into on March 6, 2020, as amended in August 2022.

•
“Aerospace” or “Aerospace end market” refers to the manufacture and sale of our products, including engine structural castings, blades and vanes, and airframe structural castings, to customers in the commercial aerospace, defense, and space end markets.

•
“Articles of Association” refers to our amended and restated memorandum and articles of association, which will be adopted and filed immediately prior to the completion of this offering.

•
“Backlog” refers to our order backlog, representing contractually firm purchase orders and does not represent remaining performance obligations as defined in Accounting Standards Codification, or ASC, 606.

•
“Board” refers to our board of directors.

•
“Bochum” refers to Doncasters Precision Castings, Bochum GmbH.

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“Chard” refers to Chard Precision Castings Limited.

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“CSOP” refers to a company share option plan.

•
“Deritend” refers to Doncasters Precision Castings — Deritend International Limited.

•
“Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended.

•
“FAA” refers to the Federal Aviation Administration in the United States.

•
“GDPR” refers to the General Data Protection Regulation.

•
“Groton” refers to Doncasters Inc., doing business as Doncasters Precision Castings of Groton.

•
“IGT” or “IGT end market” refers to the manufacture and sale of our products, including blades and vanes and engine structural castings, to customers in the industrial gas turbines end market.

•
“ITEPA” refers to the Income Tax (Earnings and Pensions) Act 2003.

•
“Jersey Registrar” refers to the registrar of companies in Jersey

•
“JFSC” refers to the Jersey Financial Services Commission.

•
“Long Beach” refers to Certified Alloy Products, Inc., doing business as Doncasters Superalloys of Long Beach.

•
“LTAs” refers to framework agreements with our customers that set out the standard terms, such as price, quality and conditions, for future, separate orders over a set period.

•
“Mexicali” refers to UPM Casting S.A. de C.V.

•
“MIP” refers to our cash-based management incentive plan.

•
“MRO” refers to maintenance, repair, and overhaul.

•
“NYSE” refers to the New York Stock Exchange.

•
“OEM(s)” refers to original equipment manufacturer(s).

•
“Oxford” refers to Southern Tool LLC, doing business as Doncasters Structural Castings of Oxford.

•
“PIK Forgiveness” refers to the reduction of outstanding principal balance of the Shareholder PIK Loan. In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026.

•
“R&C” refers to Ross & Catherall Limited.

•
“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002, as amended.

•
“SEC” refers to the U.S. Securities and Exchange Commission.

•
“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

•
“Shareholder PIK Loan” refers to the payment-in-kind loan facility with a syndicate of financial institutions entered into on March 6, 2020 (as amended and/or amended and restated from time to time). In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026.

•
“Springfield” refers to Doncasters Inc., doing business as Doncasters Forgings of Springfield.

•
“Term Loan” refers to the six-year, senior secured term note loan facility entered into with a syndicate of financial institutions on April 23, 2024, as amended on April 25, 2025.

•
“Tier 1 supplier” refers to a company that directly supplies products or components to a primary manufacturer.

•
“Tier 2 supplier” refers to a company that supplies materials or components to Tier 1 suppliers rather than directly to the manufacturer.

•
“Transportation” or “Transportation end market” refers to the manufacture and sale of hot-side turbo wheels for the commercial vehicle, off-highway and passenger car end market.

•
“Turbo Wheels” refers to our reporting segment which includes sales to customers in the Transportation end market, and includes our Trucast UK, Trucast US, Uni-Pol China, Uni-Pol India and Ivostud facilities. Our Ivostud business is currently classified as a business held for sale and we expect to divest Ivostud within the next 12 months from the date hereof.

•
“Uni-Pol China” refers to Jiangyin Uni-Pol Co Ltd.

•
“Uni-Pol India” refers to Jiangyin Uni-Pol Vacuum Casting India Pvt Ltd.

•
“U.S. GAAP” refers to the generally accepted accounting principles in the United States.

Prospectus Summary
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Doncasters,” “we,” “us,” “our” and “the Company” in this prospectus refer to DPC Holdings Limited and its consolidated subsidiaries. Certain terms used in this prospectus are defined in the section titled “Certain Defined Terms.”
Who We Are
A specialist manufacturer of complex engine products for aerospace engines and industrial gas turbines, supporting leading OEM programs.
Specialist Manufacturer of Engine Products Consisting of Complex Castings and Superalloys with Deep Technical Expertise and Global Scale
•
Specialist manufacturer of highly engineered mission-critical precision engine products used in extreme operating environments for global aerospace and industrial gas turbine customers.

•
One of a very limited number of global-scale suppliers serving a technologically demanding and highly capacity-constrained environment.

High Barriers to Entry, including Cutting-Edge Metallurgy, Rigorous OEM Qualifications, Vertical Integration and Large-Scale, Costly Capital Equipment with Long Lead Times
•
Vertically integrated producer of nickel- and cobalt-based superalloys with proprietary metallurgy and specialist engineering expertise, providing key barrier to entry to subscale niche suppliers.

•
Specialist expertise and deep process knowledge combine with longstanding OEM relationships and process and part qualifications to create additional significant barriers to entry.

•
Manufacturing process requires large-scale and costly capital equipment with long lead times for installation, commissioning and approval.

Substantial and Growing Market from Aerospace and IGT Super Cycles
•
Multi-year aerospace and industrial gas turbine super cycles with demand tailwinds from growing installed bases and OEM order backlogs.

•
Secured positions with global OEMs supplying critical parts on the highest-growth aerospace and IGT engine platforms.

Highly-Visible Growth Further Accelerated by Differentiated Strategic Partnerships with Blue-Chip Customers
•
Revenue growth underpinned by multi-year order books, long-term agreements, and recurring aftermarket spare parts.

•
Strategic customer partnerships signed which are expected to deliver incremental annual revenue of more than $200 million with global OEMs driving customer-supported capital investment, increased order values and margin accretion. Additional customer partnerships under negotiation.

Further Strong Margin Expansion Potential from Operational Leverage, Operating Efficiencies and Value Pricing
•
Operating leverage benefits from our revenue growth through investment in our global manufacturing footprint and capacity supported by our margin-accretive strategic customer partnerships.

•
Additional margin opportunity from improved operational efficiencies coupled with value pricing.

•
Path to expand adjusted EBITDA margins towards industry leading metrics.

Significant Further Value Creation Opportunities Driven by Proven Team
•
Experienced leadership team with track record of successful execution and value creation having driven adjusted EBITDA margin increase from mid-single digits in 2020 to 16.5% in 2025.

•
Clear value creation levers driving profitable growth:

•
Above market growth backed by firm backlog, long-term agreements, increased capacity and capability investments and strategic customer partnerships.

•
Further margin expansion opportunities through operational leverage of increased output, margin-accretive strategic customer partnerships, operational efficiencies, and value-based pricing.

•
Significant improvements in cash generation from profitable revenue growth, capacity utilization, and customer capital investment.

•
Excess cash flow available for investment in further organic expansion, disciplined M&A to accelerate strategic objectives, and from strategic customer partnerships underpinning investment.

Our Company
We are a leading independent manufacturer of highly engineered engine products which include complex precision cast components and nickel- and cobalt-based superalloys primarily serving the high growth Aerospace and IGT end markets. Both markets are supported by highly-attractive, long-term structural growth drivers and are experiencing demand super cycles, which we expect to create a very strong, long-term growth environment for our business. We believe we are one of a limited number of companies worldwide with the cutting-edge engineering, chemistry, and metallurgy expertise, along with the large-scale specialized casting equipment required to manufacture these mission-critical parts under strict environmental controls for the most demanding applications within our end markets. In 2025, we maintained 14 principal facilities and generated $837 million of revenue, of which approximately 70% was covered by LTAs.
We primarily manufacture products that operate across some of the most in-demand aeroengine and gas turbine platforms, as characterized by the large number of installed units and the substantial amount of sales orders that have been committed to by customers, or backlogs of our customers, which include the world’s leading global Aerospace and IGT OEMs. Through decades of operations, we have developed deep engineering expertise, technical know-how, and a collaborative, customer-centric culture that provides solutions to our OEM customers’ most complex casting challenges. Our capabilities and operational expertise complement our advanced manufacturing assets, leading to best-in-class quality assurance processes that allow us to deliver reliable performance at scale.
We believe our unique, customer-oriented approach deeply entrenches us in our customers’ manufacturing processes and has enabled our ongoing evolution from a transactional, individual parts supplier to a true, strategic partner. In 2024, we began expanding our existing strategic customer partnerships with a select number of key customers in the Aerospace and IGT end markets, including significant customer-funded investments to increase capacity at our manufacturing facilities. We expect the four strategic customer partnerships that have been fully agreed to date to deliver incremental annual revenue of more than $200 million when operating at full run rate. We believe we are currently the only competitor able to provide Aerospace and IGT OEMs with dedicated capacity and visibility into increased production planning. As we scale this approach, we believe it will drive larger portfolio-level awards and extended contracts with improved commercial terms and increased share-of-work, enabling us to win incremental business and take market share on priority programs.
The key to being able to facilitate customer demand in these supply-constrained markets is through owning our own supply chain. Our vertically integrated business model includes three superalloy manufacturing facilities which fulfill all our internal nickel- and cobalt-based superalloy requirements for Aerospace and IGT castings. We also operate integrated ceramic core production units at both of our large IGT facilities. High-performance nickel- and cobalt-based superalloys are extremely difficult to develop and manufacture but are essential to the casting production chain. Our vertical integration reduces our usage of external supply chains, which are currently experiencing significant capacity constraints, since our facilities produce the majority of the critical components that we require. Additionally, we also supply superalloys to a diverse set of external customers across the Aerospace and IGT end markets. Our vertical integration also includes key post-cast processes such as Hot Isostatic Pressing, heat treatment and X-Ray which are performed in-house at certain facilities. We have opportunities to further develop these capabilities and further reduce usage of external sub-contractors.
Our product portfolio includes critical components of nearly every major commercial aircraft program, all categories of large and heavy-frame IGT platforms currently in production, including aftermarket content on legacy IGT platforms, and several defense and space programs, positioning us to capture a meaningful share of the multi-billion-dollar total addressable market across the Aerospace and IGT end markets. Many of the current and next-generation aeroengine and gas turbine platforms we serve are experiencing some of the highest build rates in the industry and our customers are actively working to further increase production on key platforms to meet exceptional demand. We work directly with the world’s leading Aerospace and IGT OEMs such as GE Aerospace, Honeywell, Pratt & Whitney, Rolls-Royce, Safran, Ansaldo Energia, Doosan, GE Vernova and Siemens Energy. The majority of our Aerospace and IGT engine products operate in extreme environments, characterized by high temperature and pressure, and as such are safety-critical, integral components of our customers’ supply chains. Our position as a key supplier is supported by our strong relationships and consistent track record of on-time delivery of highly advanced precision cast components across the world that enables our customers to fulfill their multi-year orderbooks. Diversification by product, customer, and platform provides resiliency across cycles and supports strong, recurring revenue. Our content is embedded in the most in-demand aeroengine and gas turbine platforms today. Within the Aerospace end market, our engine products are critical to CFM International’s LEAP engine family and Pratt & Whitney’s GTF engine family, which are two leading single aisle engine families in the world powering Boeing’s 737 family and Airbus’ A320 and A321 families, and GE Aerospace’s GEnx engine, which powers the Boeing 787 Dreamliner. Within the IGT end market, our content is critical to major heavy-frame gas turbine programs such as the F-class and H-class turbines manufactured by Siemens Energy. Each of these aeroengine and gas turbine platforms are in high demand, with multi-year orderbook visibility.
Our nickel-based and cobalt-based investment castings are used in a wide range of performance critical applications, including:
•
Engine Products  — Aerospace:   We manufacture structural castings largely for engines in the Aerospace end market and are actively expanding our Aerospace capabilities. Stationary parts, including turbine center frames, bearing housings, combustion diffusers, fins inducers, near flow path seals, blade outer seals, combustion seal segments, injector housings and nozzles.

•
Engine Products — IGT:   We manufacture turbine airfoils (blades and vanes) for the IGT end market. This includes rotating and stationary parts that operate in the hot section of an aeroengine or industrial gas turbine, where they must withstand extreme temperatures and pressures, which require exceptionally tight dimensional and metallurgical control and are safety-critical.

•
Hot-Side Turbocharger Wheels:   We manufacture hot-side turbocharger wheels for the transportation end market for off-highway, commercial, and passenger vehicles. Turbocharging is one of the most powerful emissions reduction solutions for internal combustion engines and is universally used in hybrid powertrains.

The below two diagrams illustrate a selection of the engine products we manufacture, which primarily focus on the hot section of aeroengines and industrial gas turbines, respectively, with structural castings and torque bars being key components of our engine products for Aerospace and turbine airfoils being the key components of engine products for IGT:

Engine Products — Aerospace:

1
2

3

1

Structural Castings [1]

2

Turbine Airfoils
(Blades and Vanes)

3

Torque Bars

Engine Products  — IGT:

3
2
1

1

Turbine Airfoils
(Blades and Vanes)

2

Combustion Heat Tiles &
Near Flow Path Seals(2)

3

Structural Castings(1)

(1)
Present throughout the entire engine

(2)
Present both in high pressure and low pressure turbine section

In 2025, approximately 70% of our revenue was covered by LTAs with our OEM customers, including our strategic customer partnerships, which provide us certainty on pricing and margin, and the remaining approximately 30% of our revenue is generated under individual spot purchase orders not covered by an LTA. This is by choice as it provides us with flexibility and the opportunity to respond to market conditions and allows us to capture premium margins and opportunity. The commercial terms of all our key end market Aerospace and IGT LTAs have been renegotiated by our management team since 2020. Our LTAs are framework agreements which set out the terms and conditions under which customers place specific purchase orders for our parts. The LTAs set out specific part pricing which is typically fixed but subject to escalation clauses which allow for the pass through on movements in metal costs, in line with industry standards, and our aerospace and IGT contracts have been significantly strengthened to include specific protections against increases in energy costs, labor costs, tariffs and general inflation through prices linked to published indices. Aerospace and IGT LTAs typically guarantee us a minimum level of market share for the applicable part but in certain cases, also include long-term volume commitments for the life of the LTA as is the case in three of our strategic customer partnerships. Other key terms in the LTAs include payment terms, performance metrics and other terms of business. Our LTAs typically span 5 years or longer. Our LTAs provide us with significant visibility on future volumes, revenue, and profitability with orders being placed under these LTAs. As at December 31, 2025, our order Backlog was $725 million, representing contractually firm purchase orders, which covers more than 12 months of production of Aerospace and IGT castings. As at March 29, 2026, our order backlog was $930 million, representing contractually firm purchase orders, which covers more than 12 months of production of Aerospace and IGT castings.
In 2024, we began expanding our strategic customer partnerships with a select number of key customers in the Aerospace and IGT end markets, including significant investments by the customer to increase the capacity at our manufacturing facilities. We expect the four strategic customer partnerships that have been fully agreed to date to deliver incremental annual revenue of more than $200 million when operating at full run rate. The structure of these strategic customer partnerships demonstrates the long-term commitment our customers are making to us and supports the capital investment necessary to increase our capacity. We believe these strategic customer partnerships will help us increase our market share of high-value content on key programs, which will be accretive to our overall adjusted EBITDA margin profile. We continue to build a pipeline of additional strategic customer partnerships which should offer a meaningful additional growth avenue for us moving forward.
Our revenue from spot purchase orders provides us with a high degree of flexibility in allocation of capacity and pricing. Given the current supply-constrained market conditions, we believe our mix of LTAs and spot purchase orders creates an optimal balance for our business.
We believe our OEM customers view us as a high-quality, scaled alternative to the two large industry participants, Precision Castparts Corporation, or PCC, and Howmet Aerospace, Inc., or Howmet. This is evidenced by our continued volume growth across our Aerospace and IGT end markets, increased share capture on major platforms within these end markets, and the strategic customer partnerships including capital investment from major OEMs. We continue to proactively collaborate with customers, prioritize timelines, and have deepened trusted strategic customer partnerships that underpin our growth trajectory.
In 2025, approximately 40% of our castings revenue was generated from the aftermarket, currently weighted more to the IGT end market given our leading positions supplying airfoils which are routinely replaced over the typical 20-year lifecycle of a gas turbine. We expect our aftermarket revenue in the IGT end market to benefit from significant growth in the installed base of heavy-frame turbines and current robust OEM backlogs. We similarly expect our aftermarket revenue derived from the Aerospace end market to increase by 2030 due to our strategic partnership with a key Aerospace customer. This partnership includes an investment to substantially increase the capacity at two of our Aerospace manufacturing facilities to apply our directionally solidified and single crystal casting technologies to manufacture aerospace blades and vanes for both OEM and aftermarket applications.
Over our nearly 250-year history, we have built unmatched technical know-how, strong operational capabilities, collaborative relationships with our customers, and a strategically invested asset footprint, resulting in an attractive market position. In 2020, we underwent a change in ownership and initiated a management-led turnaround designed to create operational and financial improvements. Management drove this turnaround by focusing on the following four key strategic pillars:

•
To be customer-centric in all that we do, ensuring that customers receive the best service in respect of quality, on-time delivery and working together to achieve a mutually beneficial outcome;

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Renewal of both the asset base and talent within the workforce which is fundamental to our successful operations;

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To implement a continuous improvement mindset across all of our manufacturing facilities to drive operational performance;

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To achieve a set of stretching financial targets including revenue and adjusted EBITDA growth, adjusted EBITDA margin improvement and improvements in cash generation.

Current management includes a refreshed leadership team that has refocused our business on operational excellence and customer centricity by implementing our “operational toolbox” across all our sites. Our operational toolbox includes daily and weekly monitoring of key performance indicators which help our site- and divisional-level management identify operational improvements to implement. Additionally, since 2020 we have deployed over $170 million in capital expenditures to expand our capacity and modernize our assets, which has led to an increase in productivity, reduction in scrap rates, and material improvement to our quality and on-time delivery rates. This turnaround allowed for strong margin expansion with an improvement in the net loss position from $193 million in 2024 to $173 million in 2025 and an improvement in adjusted EBITDA margin from the mid-single digits in 2020 to 16.5% in 2025.
For the year ended December 31, 2025, we generated $837 million of revenue, of which $291 million or 35% was generated in our Aerospace end market, $351 million or 42% was generated in our IGT end market, and $195 million or 23% was generated in our Transportation end market. Since 2020 and under the leadership of our current management team, our revenue has more than doubled, from approximately $365 million revenue in 2020, reflecting strong volume and price improvements supported by end market demand and stronger customer relationships driving increased platform and part participation. In 2025, our capital expenditures totaled $31 million, comprised of investment in capacity expansion, capability expansion, productivity initiatives, equipment upgrades across our manufacturing footprint, health and safety initiatives, and ordinary course maintenance activities to sustain production continuity. These investments are closely aligned with strategic customer partnerships and are a core component of our operating model. We generated a net loss of $173 million for the year ended December 31, 2025, and $138 million of adjusted EBITDA, the former largely reflecting the high and predominantly non-cash interest charge on the Shareholder PIK Loan. In 2025, our adjusted EBITDA margin of 16.5% was a significant increase from our mid-single digit adjusted EBITDA margin in 2020. In 2025, the segment adjusted EBITDA margins for our Engine Products —  North America and Engine Products —  Europe segments, which comprise of our sales into the Aerospace and IGT end markets, were 18.2% and 21.9%, respectively. The segment adjusted EBITDA margin for our Turbo Wheels segment, which comprises of our sales into the Transportation end market, was 6.5%. For a discussion of the use of adjusted EBITDA and adjusted EBITDA margin, and a reconciliation to the most directly comparable U.S. GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.” We expect to achieve further margin progression through operating leverage on higher volumes, improved operational execution, and value-based pricing initiatives. We expect these factors and strong demand across our major end markets to drive additional volume growth on recent capacity investment, producing further operating leverage and productivity gains.
Our Competitive Strengths
Leading Manufacturer of Complex and Highly Engineered Precision Castings
We believe we are a global leader in complex precision castings and one of a limited number of companies worldwide with the cutting-edge engineering and metallurgy expertise and the large-scale specialized casting equipment required to manufacture highly technical mission-critical parts under strict environmental controls required to meet stringent safety and regulatory standards for the most demanding applications within our end markets. Our Engine Products include high-pressure airfoils, engine structural castings, and superalloys that are crucial for modern aeroengines and heavy-frame industrial gas turbines. These parts typically operate in the hot section of an engine or turbine, an environment defined by extremely high temperature and pressure, and as a result require precise dimensional accuracy and cutting-edge casting processes to manufacture, which include single crystal and directionally solidified casting. We also manufacture hot-side turbocharger wheels, which are critical to enhancing automotive fuel efficiency and performance.
High Barriers to Entry
Our industry is defined by substantial barriers to entry, including specialized manufacturing technical know-how, deep engineering expertise, stringent safety-driven qualification requirements and customer approvals, large manufacturing assets with high capital expenditure requirements and long build times, and regulatory certifications. We believe these barriers provide us with a strong incumbency advantage, supported by our precision, quality, and customer trust built through decades of operations. Our infrastructure, processing capability, and OEM certifications enable us to operate as a scaled manufacturer of some of the largest and most complex castings, particularly large structural components as well as directionally solidified and single crystal airfoils. These components are not only essential to operations but they also help our OEM customers significantly improve their operational efficiency to the highest levels of aeroengine and gas turbine performance, which is a key factor driving competitiveness and product adoption.
Vertically Integrated Global Operations
We operate globally across 14 advanced manufacturing facilities that are strategically located near our key customers and in locations where we have access to available, cost-effective labor. A cornerstone of our strategy is our vertical integration model that includes three dedicated facilities supplying 100% of our internal demand for nickel- and cobalt-based superalloys for our Engine Products for the Aerospace and IGT end markets. To cover the requirements of both our internal and external superalloy customers, we have the ability to make more than 500 customized superalloy specifications. This vertical integration ensures the reliability of our supply of critical raw materials by eliminating dependence on the handful of external vendors that are able to produce these superalloys and allows us to capture additional profit in the casting value chain. Our vertical integration also includes key post-cast processes such as Hot Isostatic Pressing, heat treatment, X-Ray, non-destructive testing, and dimensional inspection which are performed in-house at certain facilities. We have opportunities to further develop these capabilities and further reduce usage of external sub-contractors. These processes being in addition to the core casting processes of wax assembly, shell and foundry. We believe our vertical integration, in combination with our global footprint and advanced facilities, positions us as a reliable supplier of highly specialized products to the leading OEMs in these capacity-constrained end markets. This enables us to execute on highly visible demand, maintain strong pricing power, and deliver resilient, growing margins which we expect to approach those of our larger peers over time.
Highly Diversified and Resilient Business Model Across Growth End Markets of Aerospace and IGT
We operate across both the Aerospace and IGT end markets, which combined accounts for 92% of our total segment adjusted EBITDA in the year ended December 31, 2025. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. Our Engine Products are diversified across Aero engine platforms and heavy frame IGT products, with an estimated 60% of our castings revenue derived from OEM sales and 40% derived from aftermarket sales in 2025. We expect our aftermarket sales to grow with our revenue in future years as we expand our product offerings further into the Aerospace end market to include blades and vanes, which have a significant aftermarket component.
We reinforce our revenue with multi-decade relationships with leading Aerospace and IGT OEMs and LTAs that typically are 5 years or longer, guarantee a minimum market share, and occasionally guarantee future revenue. In 2025, approximately 70% of our revenue was generated from such LTAs. These agreements, combined with firm backlog and published OEM build schedules, give us clear line-of-sight to volumes and secure demand which allows our value creation to center on disciplined execution with upside from contract expansion, extension, or renewal. Furthermore, in 2025, our top 10 customers accounted for 68% of sales, with no single engine or turbine program accounting for over 7% of sales. Furthermore, in the quarter ended March 29, 2026, our top 10 customers accounted for 70% of sales, with no single engine or turbine program accounting for over 7% of sales. Our resilience is further underpinned by our strong strategic partnerships with our customers which extend throughout the lifecycle of the product and span early engineering collaboration, new product introduction, and extensive process and product qualification for OEM fulfillment and recurring aftermarket demand. This results in diversified revenue across production ramp-up and in-service support. The lifecycle of both aeroengine and IGT programs can be in excess of 50 years from the point of entry into service through production ramp up of approximately 30 years, and aftermarket requirements of over 20 years.
Key Strategic Partner to Blue-Chip OEM Customers
Following our ownership change in 2020, we have executed upon a management-led operational turnaround involving significant investment in our core casting and alloy operations, renewed focus on operational excellence, and developed a nimbler, customer-centric culture across our organization. These actions have materially increased our capacity, and improved production quality, on-time delivery and financial performance. As a result, we are transitioning from a transactional, individual parts supplier to a true, strategic partner with our customers as demonstrated by our deeper integration into their production process through increased collaboration, single- and dual-source supplier positions, large orders reflecting portfolios of products, and LTAs. Having completed this turnaround, we believe we are recognized by our customers as a high-quality, scaled alternative to the two largest industry participants, PCC and Howmet. We continue to proactively collaborate with customers, prioritize timeliness, and deepen trusted strategic customer partnerships that underpin our growth trajectory.
The strategic nature of our customer relationships is further reinforced by the durability of these relationships. We have entered four strategic customer partnerships to date, two with major IGT customers and two with major Aerospace customers. These strategic customer partnerships are designed to address our customers’ critical supply chain challenges for castings and position us as a long-term preferred solution partner. These recent strategic customer partnerships include:
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A 15-year agreement with a major Aerospace OEM customer for us to supply aeroengine blades and vanes, which includes an investment by the customer to significantly increase capacity in our manufacturing facilities.

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A 7-year extension of an existing agreement with a major IGT OEM customer for us to supply blades and vanes, with an expanded scope, an increased duration, a significant investment to increase capacity, and guaranteed volumes.

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A 9-year extension to an existing agreement with a major IGT OEM customer for us to supply guaranteed volumes of directionally solidified turbine airfoils with investment to further increase capacity in our IGT operations.

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Three fully agreed agreements with an existing major Aerospace OEM customer to increase our supply of casting and superalloy volumes and margins while underwriting greenfield superalloy expansion.

We believe these strategic customer partnerships not only strengthen our position in a capacity-constrained market for years to come, with up to 80% of customer contribution to capital investment, but they also demonstrate the importance of our offer with OEMs in providing additional capacity and competition within these supply-constrained markets and a clear pathway to capture additional market share from our competitors at accretive margins. Our reputation and capabilities of being a leading independent, high-quality manufacturer of highly engineered critical parts to our customers reinforces our role as a scaled alternative to the larger incumbents in our end markets.
Proven Operating Model
We promote a culture that empowers our key employees at each of our facilities to act with the operational agility needed to quickly respond to evolving customer needs. Our ongoing expansion of traditional LTAs into broader strategic customer partnerships evidences the differentiating nature of our entrepreneurial culture. We believe we are unique in providing our OEM customers with dedicated capacity and visibility into increased production planning, which has enabled our single- and dual-source supplier positions and clear pathway to capture additional market share from our largest competitors at attractive margins. Our strong customer orientation is reinforced by a global manufacturing footprint that is strategically located near our major Aerospace and IGT OEM customers, allowing us to focus on customer requirements and rapidly deliver solutions. Accountability is maintained through a disciplined cadence of key performance indicator reviews at the site, divisional, and group levels, using real-time operational metrics to guide actions, seek continuous improvement, and drive measurable performance gains.
Proven Leadership Team Positioned to Drive Further Value Creation
We benefit from a management team with extensive leadership experience and deep industry expertise. Since 2020, our team has successfully driven our comprehensive operational turnaround that refocused our business on operational excellence and customer centricity, implementing our operational toolbox across all our sites, which has helped us evolve into a true, strategic partner that customers recognize as a high-quality, scaled alternative to the two largest industry participants, PCC and Howmet. Through deployment of our operational toolbox and disciplined capital investment, we have delivered strong adjusted EBITDA margin growth. In 2025, our adjusted EBITDA margin of 16.5% was a significant increase from our mid-single digit adjusted EBITDA margin in 2020 and we believe that we are on a clear path to further improvement in-line with our best-in-class casting peer. With strong topline growth, growing margins, and reduced debt, we expect significant earnings growth to drive value creation.
Growth Strategy
Our growth strategy prioritizes organic growth through volume, price, and operational excellence, complemented by strategic acquisitions. Our medium-term castings revenue growth forecast does not include any unidentified parts or “go-get” revenue.
Our core growth value drivers are:
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Operation Execution and Excellence:   We will continue to convert our firm order backlog into profitable revenue through disciplined execution across our global operations, which is supported by our LTAs that provide significant business visibility. As at December 31, 2025 our order backlog was $725 million, representing contractually firm purchase orders, which covers more than 12 months of production of Aerospace and IGT castings. As at March 29, 2026, our order backlog was $930 million, representing contractually firm purchase orders, which covers more than 12 months of production of Aerospace and IGT castings. As customers increase production rates across major Aerospace and IGT platforms, our focus on responsiveness, quality, and on-time delivery will reinforce customer confidence and support future contract renewals. Multi-year visibility into anticipated revenue provides a basis for improved operational planning, working capital management, and effective capital allocation. We are undertaking initiatives to strengthen supply chain resilience, such as enhanced supplier oversight, diversified sourcing strategies, and strategic inventory procurement for long-lead materials. Additionally, we are proactively aligning production capacity, labor planning, and supplier readiness with expected rate increases, while accelerating actions necessary to support growth with LTAs, multi-program volume commitments, and coordinated investment roadmaps with key OEMs. We are also enhancing program governance through our established project management office, which designs and implements key expansion initiatives by expanding capabilities and resources at this level and allowing the facilities to remain focused on operations.

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Investment in Capacity to Meet Demand:   As customer demand continues to rise, we are strategically expanding production capacity through the commissioning of new equipment, production lines, and increased automation, a portion of which is funded through our strategic customer partnerships with key OEMs. Our strategy emphasizes early workforce training, process qualification, and capability validation to shorten the production ramp and support customer delivery schedules. Targeted debottlenecking and automation initiatives are expected to deliver continuous improvements in throughput and cost efficiency. We are continuing to implement lean facility layouts designed to reduce material movement, minimize product queue times, and improve flow through pre- and post-cast operations. Our capacity expansion roadmap aligns anticipated capital investments with customer demand profiles and emerging technological requirements. Project selection will be guided by defined return-thresholds, customer commitments, and strategic importance. We are also enhancing manufacturing flexibility through modular production cells for better responsiveness to shifting customer mix. Collectively, these actions position our network to support higher volumes, shorter lead times, and increased share-of-work on key platforms.
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Cutting-Edge Development and Expansion:   We expect to expand our market participation by increasing share on existing platforms and engagement on next generation Aerospace and IGT platforms as they arise. Our advanced manufacturing capability to produce precision castings provides a competitive advantage in winning these new platform opportunities. In the Aerospace end market, we are increasing our exposure to high-aftermarket content components through customer funded development partnerships that position us favorably for long-term recurring revenue streams. Our existing product portfolio already supports 40% of revenue from the aftermarket, especially within the IGT end market, and we believe there is a meaningful opportunity to increase the aftermarket exposure further in the Aerospace aftermarket, especially with airfoils for aeroengines. Leveraging these capabilities across end markets is expected to enhance our growth prospects, deepen customer integration, and expand lifetime value on key platforms.

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Drive Margin Expansion:   We are pursuing greater margins and aiming to enhance the long-term profitability of our business through the operating leverage impact of volume growth, value-based pricing, operational excellence, and margin-accretive strategic customer partnerships. As volumes increase, we will be able to deliver greater operating leverage of our current facilities and recent capacity expansion. We continue to strengthen our pricing practices to ensure commercial terms reflect the value we deliver to our customers through the complexity of our advanced precision manufacturing processes and market share, but also our strong performance in quality, responsiveness, and turnaround time. As part of these programs, we plan to expand further into next generation technologies such as robotics, digital shop floor analytics, and closed loop process controls to increase throughput, labor productivity and manufacturing yields, and reduce scrap. We are reinforcing functional excellence in engineering, operations, and quality through structured problem solving and rigorous root cause methodologies to improve process stability and compress cycle times while increasing equipment uptime. Capital expenditures will be prioritized toward equipment capacity and capability and digital systems that provide cost advantages and support scalable growth, governed by disciplined return on investment criteria. As we continue to invest in our growing Aerospace and IGT end markets, our Turbo Wheels business is expected to serve as a key cash generator to fund these investments with its robust cash-flow profile.

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Strategic Customer Partnership Growth:   We are continuing to widen and deepen our strategic customer partnerships with leading Aerospace and IGT OEMs through aligning long-term volume expectations with investment requirements. Our commercial strategy includes seeking multi-year customer agreements with balanced risk provisions and pricing structures that support sustainable margin expansion. We will continue to develop and expand our differentiated, OEM-supported capacity model where customers partner with us through contracted investment in our ongoing capacity expansion while we operate the assets under long-dated, margin-accretive LTAs across a multitude of platforms and sites. We believe we are the only competitor in our end markets able to provide OEMs with dedicated capacity and visibility into increased production planning. As we scale this approach, it will drive larger portfolio-level awards and extended contracts with improved commercial terms and increased share-of-work, enabling us to win incremental business and take market share on priority programs. We believe that consistent operational performance such as on-time delivery, quality, and engineering responsiveness will enable us to expand our share of work across priority platforms. We engage with our customers through early-stage engineering collaboration, including rapid prototyping, quality assessments, qualifications, and accelerated industrialization, as well as joint improvement initiatives and transparent communication on capacity and performance to support the long-term growth of next-generation hot section components. Through these actions, we aim to strengthen our position as a top supplier with differentiated capabilities in complex, high-precision castings. We expect the four strategic customer partnerships that have been fully agreed to date to deliver incremental annual revenue of more than $200 million when operating at full run rate, which could be as early as 2029.

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Strong Cash Generation to Support Continued Investment:   We believe our key growth value drivers will combine to support strong cash generation to allow for continued investment into our business both in respect of continued organic expansion and inorganic opportunities. We expect the significant output and revenue growth to drop through at margin-accretive levels. Our continued strengthening of operational execution is expected to allow for an increase in current capacity utilization and optimum utilization of new capacity being brought online providing improved returns on invested capital. Opportunities also exist to optimize working capital levels to further enhance cash generation. Lastly, the strategic customer partnerships and associated capital contributions are expected to help ensure that the cash returns from these programs achieve our expectations. The greater level of cash generation will allow for flexibility with regards to further investment in capacity and capabilities thereby creating the flywheel effect of continued growth, margin expansion, cash generation, and ultimately value creation over the short, medium and long term.
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Complementary M&A Accelerating Growth:   We will continue to take a disciplined approach at evaluating both tactical and strategic acquisitions that accelerate our strategy, strengthen our core capabilities, expand vertical integration, and introduce internally designed process technologies that enhance product and competitive differentiation. We are also exploring tactical acquisitions that could expand our presence in adjacent high-growth segments including next-generation space and defense applications. Integration efforts will focus on capturing cost and revenue synergies through coordinated supply chain structures, optimized production footprints, and unified technology roadmaps. Our acquisition strategy will remain targeted and disciplined, with transactions evaluated against defined strategic criteria and financial thresholds to ensure alignment with organic growth objectives, returns, and preservation of financial flexibility. We expect to maintain a targeted pipeline of potential targets that may accelerate long-term growth, margin expansion, and competitive advantage.

Our Industry
End Markets
We are strategically positioned across three end markets: Aerospace (including commercial aerospace, defense, and space), IGT, and Transportation.
We aim to advance our market share within our two most prominent end markets, Aerospace and IGT. Both end markets are supported by highly attractive, long-term structural growth drivers, and are currently experiencing powerful demand super cycles, creating a very strong long-term growth environment for our business. In the Aerospace end market, rising global air travel, fuel efficiency prioritization, lagging aircraft deliveries, and aging fleets are driving multi-year demand for our engine components and other structural castings. In the IGT end market, increasing global electricity demand that current grid infrastructure cannot accommodate is enhancing the demand for natural gas and our IGT parts. These secular tailwinds are driving significant demand with major OEMs as customer order backlogs extend well into the 2030s.
Aerospace
The global aerospace industry has historically grown above GDP growth as a result of globalization, rising middle-class wealth, and resilient travel demand. According to Boeing’s 2025 commercial outlook, since 2012, passenger air travel has risen 60%, while airplane deliveries have fallen 5%. With air travel demand expected to grow at 3% to 4% annually for the next two decades, this imbalance is driving substantial fleet demand and sustained growth for new, more fuel-efficient aircraft and engines. As a result, we are experiencing record demand and order backlogs from OEMs for our investment castings and superalloys that support engines for Airbus and Boeing platforms, with over 15,000 commercial aircraft ordered on a combined basis. Heightened geopolitical tensions and rising global defense budgets fuel demand for advanced components across defense and space platforms leading to further demand pressures within the supply constrained market, further strengthening the commercial aerospace tailwinds.
The diagram below illustrates the current aircraft delivery imbalance based on pre-COVID-19 pandemic aircraft delivery trends, which is leading to the supply demand imbalance:

The graph below highlights the record commercial aircraft order backlog for Airbus and Boeing caused by the supply / demand imbalance. The current commercial aircraft order backlog for Airbus and Boeing represents approximately 7 – 8 years of aircraft production and delivery for each OEM based on current and projected delivery rates as provided by each, respectively. Based on the publicly announced build rate targets, Airbus and Boeing are expected to increase their annual number of aircraft deliveries by 10% and 11% to 1,200 and 800 per year respectively. This is expected to result in new engine deliveries between 2024 and 2044 of 84,000.
As new aircraft deliveries increase the global commercial fleet and the existing aircraft fleet ages, the need for aftermarket services increases. According to the International Air Transport Association, or IATA, at the end of 2024, the average age of the global commercial fleet was approximately 15 years, representing a 30-year high, with many aircraft operating well beyond their original design life due to new aircraft delivery delays. This extended utilization accelerates the wear on certain critical parts that we supply, providing additional aftermarket demand alongside new aircraft production. Maintenance support provides predictable demand over the life of the installed base, resulting in recurring revenue and cash flow. By serving both new OEM production and aftermarket replacement cycles, we are positioned to benefit from the super cycle in commercial aerospace demand while supporting long-term fleet reliability.
Industrial Gas Turbines
Global electricity demand is entering a new age, driven by widespread electrification, accelerating industrial consumption, and the rapid expansion of data centers and artificial intelligence, or AI. According to Siemens Energy and the International Energy Agency (IEA), global electricity demand is growing faster than GDP and is expected to increase by 4% per annum by 2030 and to double by 2050. GE Vernova expects annual electricity investment to reach $3.4 trillion by 2040, with Bain forecasting data center capacity demand to increase by 16% per annum. Reindustrialization across Western nations is further accelerating manufacturing load growth and regional power requirements that current capacity cannot sustain. To meet the demand surge, utilities and developers are seeking industrial gas turbines to provide responsive, reliable power generation solutions to support grid infrastructure, which is driving higher demand for the parts we supply. Natural gas, and therefore gas turbines, represents one of the only credible, low carbon, and cost-competitive options to support the required increase in electricity demand, offering a more efficient and lower-emission performance compared to coal and oil. According to the IEA, global installed natural gas power generation capacity exceeds 2 terawatts, and Ember estimates that natural gas supplied 22% of global electricity generation in 2024, underscoring its continued role as a meaningful component of the global power generation mix.
Similar to Aerospace, the IGT end market is experiencing a super cycle of demand amidst a supply constrained castings environment. The necessity for power generation to supplement expanding load growth and electricity consumption is catalyzing unprecedented ordering momentum and record backlogs by OEMs for heavy-frame platforms. Even as renewable electricity sources take on a larger share of total power generation, natural gas and gas turbines will continue to remain a crucial requirement to long-term grid reliability. Unlike the power generation of renewable sources such as wind and solar, which can fluctuate based on weather and external elements, gas turbines provide a steady baseload output, which can also respond quickly when renewable production falls. The recent surge in AI advancement and data center development provides further upside to future power generation demand and subsequent orders. The growth in the IGT airfoil castings end market results in casting orders being forecasted to grow at an average annual rate of 9% from 2024 through 2035 with the heavy-frame segment that we are most exposed to expected to grow at an even higher rate. Underpinning this growth is the acceleration in global electricity demand, which has resulted in expanding backlogs for the major IGT OEMs. According to public sources, these major IGT OEMs, including GE Vernova, Mitsubishi Power, and Siemens Energy have indicated a combined backlog of over 170GW, representing a 3 to 4 year lead time for production visibility and delivery for each OEM due to supply constraints that limit production ramp-up. This rapidly growing installed base will lead to further long-term aftermarket requirements, generating predictable revenue and reliable cash flow.

The diagram below illustrates the expanding IGT airfoil castings market:

IGT Turbine Airfoil Castings Market Growth
($ in billions)
+9%
$1.9
$2.3
$2.5
$2.8
$3.0
$3.3
$3.6
$3.8
$4.1
$4.4
$4.6
$5.0
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Source: Internal Estimates and IEA.

Our Engine Products are trusted by major OEMs in the IGT end market, including Siemens Energy, as evidenced by our LTAs. The record order backlogs for IGTs has led to many OEMs announcing actions to raise production to meet continuous growth in electricity demand. Castings remains a key constraint to OEM production ramp-up. To match demand, we have completed and launched multiple investment programs that will expand our capacity over the medium- to long-term for our IGT customers. Through these investments and our vertically integrated, global manufacturing footprint, we are ensuring we scale to meet this growing demand for next-generation turbine platforms. With long-term strategic customer partnerships, proven technical expertise, and global scale, we are uniquely positioned to further capture the super cycle growth in the IGT end market.
Transportation
We are the market leader and one of the only worldwide suppliers of hot-side turbocharger wheels for the transportation industry, supporting global Tier 1 suppliers with global brands. Amidst emission regulations, automakers are improving the performance of internal combustion and hybrid powertrains by relying on turbochargers to reduce emissions and enable engine downsizing. Turbo wheels operate in high temperatures, utilizing exhaust streams, and are a natural adjacency to our Aerospace and IGT hot section components. We supply hot-side turbo wheels and related components for internal combustion and hybrid powertrains that support commercial vehicle, off-highway, and passenger car applications equipment, as well as marine and static generator systems.
We continue to grow market share within Transportation, generating strong, consistent cash flow with low capital requirements. The cash generated by Turbo Wheels is actively reinvested to expand capacity in our higher growth Aerospace and IGT markets. As our presence and market share in Aerospace and IGT continue to accelerate, we expect Turbo Wheels to comprise a smaller percentage of our total EBITDA over time. In 2025, the Turbo Wheels segment represented 8% of total segment adjusted EBITDA. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
Barriers to Entry and Supply Constraints
The industries we operate in are reinforced by significant technical, customer, industry, capital investment, and regulatory barriers to entry, exhibited by the lack of scaled global casting suppliers across Aerospace and IGT end markets. Together, these technical demands, customer assurances, and the scale of capital investments make it difficult for new entrants.

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Specialist Technical Expertise:   The investment casting process for nickel-based and cobalt-based superalloy components requires decades of accumulated deep process know-how and precision engineering to meet the extreme performance standards demanded. This includes the ability to manufacture parts at the cutting edge of casting technology which includes large directionally solidified IGT blades and single crystal parts.

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Safety Critical Qualifications:   New entrants and subscale suppliers face significant barriers, as achieving even baseline investment castings capabilities and securing National Aerospace and Defense Contractors Accreditation Program, or NADCAP and Aerospace Standard 9100, or AS9100, certifications demand over a year of development and substantial capital investment.

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Vertical Integration:   Nickel-based and cobalt-based superalloys are subject to increasingly tighter specifications, requiring specialized metallurgical expertise and equipment. Limited availability and high technical requirements create a competitive advantage for established producers and restrict access for new entrants. Our vertically integrated model provides a significant advantage through security of supply and certainty for our own casting manufacturing demands, alongside the opportunity to sell superalloy to external customers.

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Highly Skilled Workforce:   Access to skilled labor has been a critical factor in operating complex facilities where we maintain over 3,000 employees globally, many of whom have years of experience operating in investment castings and superalloy facilities. Critical quality positions generally require 6 to 12 months of training before employees can achieve the necessary accreditations and operate unsupervised, underscoring the importance of workforce stability and experience.

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Longstanding OEM Customer Relationships:   OEM approvals and certifications in Aerospace and IGT end markets are stringent, often taking years to obtain, reflecting the high safety standards and low tolerance for operational risk. Customers must approve the manufacturing processes for each part produced down to highly specific parameters, adding layers of complexity and time to qualification. Established suppliers with proven quality and reliability hold entrenched positions, making it difficult for new players to gain trust and secure LTAs. To illustrate our high-quality credentials, we hold the highest rating with a key OEM in the Aerospace end market, the Platinum Award from RTX, which only a handful of suppliers across the global supply chain obtain.

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High Switching Costs, Operational Risk and Ramp Up Time:   Switching suppliers for critical casting components involves lengthy qualifications and manufacturing process development, resulting in significant cost and operational risks. The tooling and qualification costs are typically borne by the customer, further reinforcing their commitment to suppliers they already work with, who understand their specific product requirements and manufacturing processes. These dynamics create strong customer stickiness and make it challenging for new suppliers to displace incumbents and has provided us with the opportunity to extend our product offering with existing customers. Despite these barriers, we have been successful in winning majority roles for parts and volume from competitors by leveraging relationships, our understanding of their operational processes, and their need for supply security throughout a demand super cycle. This is evident in the strategic customer partnerships we are developing with global OEMs where they are investing in our asset base to support their capacity requirements.

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Capital Equipment Investment Scale:   Manufacturing large-scale, high-precision castings requires expensive, specialized equipment and lengthy installation and certification timelines, along with specific customer approvals after installation and commissioning. The capital investment scale and long lead time represents a major barrier for new and smaller entrants seeking to compete at scale. Additionally, we benefit from customers’ capital investment decisions already made, with new equipment being brought online over the forecast period to support strategic customer partnerships and their respective growth plans.

These factors create high barriers to entry and therefore a concentrated industry with limited new entrants or scale players. Our established capabilities and global scale position us as a leading supplier capable of capitalizing on our structural advantages to drive continued growth and margin expansion within markets experiencing demand super cycles and constrained supply.

Competitive Landscape
We operate as one of a small number of globally-scaled manufacturers of cast Engine Products, which include nickel- and cobalt-based castings and superalloys, with our most prominent direct competitors being Howmet and PCC, alongside Consolidated Precision Products, Corp., or CPP. Significant barriers to entry restrict both new entrants and subscale niche suppliers from becoming scaled competitors to the four globally scaled manufacturers.
Our customer-centric approach and strategic customer partnerships set us apart from our direct competitors. By collaborating closely throughout the engineering and production process, we develop deep, long-term customer relationships with major OEMs in the Aerospace and IGT end markets, who support scalable suppliers to help facilitate their multi-year order backlogs. We are developing these relationships into strategic customer partnerships that drive customer investment in our growth, including direct financial support for new equipment and capacity expansions that are backed by future revenue commitments. Customers remain deeply entrenched with us as they value suppliers who meet complex technical requirements and deliver reliably. This commitment to execution and alignment has helped us maintain strong positions on key platforms and capture market share from competitors as super cycles accelerate demand across our primary end markets. Furthermore, customers are actively diversifying their supply chains, creating additional opportunities for us to expand market share.
The concerted effort to invest in our workforce since 2020 has preserved critical and highly experienced talent and has positioned us to ramp operations rapidly as demand rebounded. This continuity, combined with our customer-centric approach and operational scale, has enabled us to deliver reliably and capture accelerated volume. Our delivery, quality performance, and the high-touch value we provide have supported meaningful price increases in our LTAs, contributing to our margin improvement. Additionally, our LTAs incorporate downside protection through metal cost pass-throughs and inflationary clauses that are borne by the customer, which help protect margins. Looking ahead, continued volume expansion, operational leverage, and productivity gains from recent capital investments and strategic customer partnerships are expected to further enhance our growth and profitability.
Risk Factors Summary
Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 23 before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:
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Our manufacturing processes are complex and dependent upon critical, high-cost equipment with limited or no production alternatives, and if we experience any material disruption or manufacturing difficulties or fail to manage the increasing technological complexity of our operations, our business could be adversely affected.

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Due to the concentration of OEM and Tier 1 suppliers in our end markets, a significant portion of our revenue is concentrated among a relatively small number of customers and end markets, and a significant decline in business with our major customers could materially impact our business, financial performance and results of operations.

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We use third parties for certain processes and raw material purchases that are critical to the manufacture of our products and we may experience significant disruptions if the third parties are unwilling or unable to meet our demand.

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Failure to attract and retain a qualified workforce and key personnel or to provide adequate succession planning could adversely affect our operations and competitiveness.

•
We derive a substantial majority of our revenue from our global operations, which expose us to risks, such as geopolitical risks, that could adversely affect our business, financial condition or results of operations.

•
Energy availability disruptions resulting from geopolitical instability may impair our manufacturing operations and adversely affect our business.

•
Any significant delay or inability to successfully expand our operations and failure to manage growth effectively could materially adversely affect our business, financial condition and results of operations.

•
Information technology system failures, cyberattacks, and security breaches may threaten the integrity of our intellectual property, networks, products and other sensitive information, disrupt our business operations, and result in reputational harm and other negative consequences having a material adverse effect on our financial condition and results of operations.

•
The competition we face may have an adverse effect on profitability.

•
The loss of key members of our senior management team and other key personnel may impede the implementation of our business plans in a timely manner.

•
The markets in which we operate can be cyclical, and downturns in them may adversely affect the results of our business, financial performance and results of operations.

•
Our indebtedness may limit our ability to raise additional capital for our expansion plans, and we cannot be sure that additional financing will be available.

•
A decline in our financial performance or outlook could negatively impact our credit profile, access to capital markets and borrowing costs.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer (which, in addition to certain other criteria, means the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
not being required to comply with the independent registered public accounting firm attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”);

•
only being required to present two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.
Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

Corporate Information
We were incorporated in Jersey, Channel Islands, as Alloy Topco Limited in November 2019 and changed our name to DPC Holdings Limited in December 2025. We are a holding company that indirectly holds all the equity interests of Alloy Parent Limited, a limited company domiciled and incorporated in Jersey and its subsidiaries. Alloy Parent Limited is an intermediate holding company within the Doncasters Group, which operates under the “Doncasters” brand name. Prior to the consummation of this offering, we intend to change the legal status of our Company from a Jersey private company to a Jersey public limited company and our name will be DPC Holdings PLC
Our principal executive offices are located at Donington Court, 2nd Floor, Pegasus Business Park, Herald Way, Derby, DE742UZ, United Kingdom and our registered office is located at 47 Esplanade, St. Helier, JE1 0BD, Jersey. Our telephone number is +44 (0)115 663 0139. We maintain a website at www.doncasters.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.
Simplified Ownership Structure
A simplified organizational chart showing certain legal entities within our corporate structure is set forth below (all subsidiaries are, directly or indirectly, 100% owned by DPC Holdings Limited).

The Offering
Ordinary shares offered by us
    ordinary shares.
Underwriters’ option to purchase additional ordinary shares from us
We have granted the underwriters an option to purchase up to            additional ordinary shares at the initial public offering price, less the underwriting discounts and commissions within 30 days of the date of this prospectus.
Ordinary shares to be outstanding after this offering
           ordinary shares (or            ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional ordinary shares), based on an assumed initial public offering price of $       per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to partially repay certain outstanding indebtedness, including repaying our Shareholder PIK Loan, and the remainder for general corporate purposes including funding working capital, future growth projects and amounts due under our cash-based management incentive plan, or MIP. We may also use a portion of the net proceeds for potential strategic acquisitions, although we have no agreements or commitments with respect to any such potential acquisitions as of the date of this prospectus.
See “Use of Proceeds.”
Dividend policy
We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”
Directed Share Program
At our request, the underwriters have reserved up to              ordinary shares, or      % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain of our non-employee directors, management, employees, friends and family. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. See “Underwriting — Directed Share Program” for additional information.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed symbol
We intend to apply to list our ordinary shares on the NYSE under the symbol “DPC.”
The number of ordinary shares that will be outstanding after this offering is based on           ordinary shares outstanding as of            , 2026, after giving effect to the effectiveness of our amended and restated articles of association upon close of this offering. Unless otherwise indicated, the number of ordinary shares to be outstanding as of            , 2026 after this offering excludes (1)       ordinary shares reserved for future issuance under our equity incentive plan, or the Equity Incentive Plan, and (2) the exercise by the underwriters of their option to purchase up to           additional ordinary shares from us.
Summary Consolidated Financial and Other Data
The following tables set forth our summary consolidated financial and other data for the periods indicated. You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. The summary historical consolidated statements of operations and summary historical consolidated statements of cash flow data presented below for the three months ended March 29, 2026 and March 30, 2025 and the historical consolidated balance sheet data as of March 29, 2026 presented below were derived from the unaudited condensed consolidated interim financial statements and the related notes thereto, included elsewhere in this prospectus, which in the opinion of our management, include all adjustments necessary to present fairly our results of operations and financial conditions at the date and for the periods presented. The summary consolidated balance sheet, statement of income and cash flow data as of and for the years ended December 31, 2025 and December 31, 2024 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.
	Three Months Ended March 29,	Three Months Ended March 30,	Year Ended December 31,
($ in millions, except share and per share amounts)	2026	2025	2025	2024
Consolidated Statements of Income (Loss):
Revenue	$237	$188	$837	$746
Cost of sales	(180)	(146)	(644)	(605)
Gross profit	57	42	193	141
Selling, general and administrative expenses(1)	(45)	(42)	(198)	(110)
Interest expense(2)	(53)	(52)	(222)	(203)
Interest income	0	0	2	1
Foreign currency gain/(loss), net	(2)	8	16	4
Loss on debt modification	—	—	—	(9)
Reversal/(Impairment) of disposal group held for sale	—	—	5	(9)
Loss before income tax	(43)	(44)	(204)	(185)
Income tax credit (expense)	(4)	(9)	31	(8)
Net loss	$(47)	$(53)	$(173)	$(193)
Net loss per share attributable to ordinary shareholders (basic and diluted)	(0.10)	(0.12)	(0.38)	(0.43)
Weighted-average shares outstanding used in computing net loss per share attributable to ordinary shareholders (basic and diluted)(3)	451,747,577	451,747,577	451,747,577	451,747,577

(1)
Includes non-cash expenses of $29 million in 2024, $87 million in 2025, $13 million for the three months ended March 29, 2026 and $21 million for the three months ended March 30, 2025 of MIP expenses which are not expected to continue at the same level in future periods. 2025 also includes $18 million of one-time costs related to the IPO.

(2)
Includes $148 million and $121 million of interest in respect of the Shareholder PIK Loan in 2025 and 2024, respectively, and $40 million and $36 million for the three months ended March 29, 2026 and March 30, 2025, respectively. The total outstanding principal balance was $878 million and $728 million, as of December 31, 2025 and 2024, respectively. In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026. Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)
Basic and diluted net loss per share attributable to ordinary shareholders is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Note 6 to our consolidated financial statements included elsewhere in this prospectus.

	As of March 29,	As of December 31,
($ in millions)	2026	2025	2024
Consolidated balance sheet data:
Cash and cash equivalents and restricted cash deposit	$33	$32	$32
Accounts receivable, net of allowances	168	156	119
Total assets	939	895	747
Total liabilities	(1,176)	(1,859)	(1,537)
Total shareholders’ equity (deficit)	(237)	(964)	(790)
	Three Months Ended		Year Ended December 31,
($ in millions)	March 29, 2026	March 30, 2025	2025	2024
Consolidated Statements of Cash Flow Data:
Net cash from/(used in) operating activities(1)	$(7)	$19	$42	$(17)
Net cash used in investing activities	(10)	(4)	(31)	(35)
Net cash (used in)/provided by financing activities	18	(22)	(13)	50
Net change in cash and cash equivalents and restricted cash deposit	1	(7)	—	(2)

(1)
Includes $72 million and $71 million of cash interest paid for the year ended 2025 and 2024, respectively, as well as $15 million and $3 million of cash interest paid for the three months ended March 29, 2026 and March 30, 2025, respectively.

	Three Months Ended	Year Ended December 31,
($ in millions, except for per share amounts and percentages)	March 29, 2026	2025	2024
Additional Financial Data
Adjusted EBITDA(1)	$40	$138	$97
Adjusted EBITDA Margin(1)	16.9%	16.5%	13.0%
Adjusted net debt(1)	$542	$524	$527
Adjusted net debt to adjusted EBITDA(1)	3.6	3.8	5.4
Adjusted net income (loss)(1)	$12.0	$45.0	$(35.0)

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for how we define and calculate adjusted EBITDA, adjusted EBITDA margin, adjusted net debt, adjusted net debt to adjusted EBITDA and adjusted net income (loss), a reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, and a discussion about the limitations of these non-GAAP financial measures.

Risk Factors
This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.
Risks Related to Our Business and Our Industry
Our manufacturing processes are complex and dependent upon critical, high-cost equipment with limited or no production alternatives, and if we experience any material disruption or manufacturing difficulties or fail to manage the increasing technological complexity of our operations, our business could be adversely affected.
If our operations, particularly at any of our key manufacturing facilities, were to be disrupted, including due to significant equipment failures, natural disasters, power outages, fires, explosions, floods, communications failures, terrorism, theft, sabotage, adverse weather conditions, public health crises, labor disputes, labor shortages, or similar reasons, we may be unable to effectively meet our obligations to, or demand from, our customers. For example, in 2021, we experienced a fire at one of our manufacturing facilities caused by an electrical outage that temporarily disrupted our operations. Further, from time to time, we have replaced our older, existing shell lines with new shell lines, which can take up to 18 months to become operational, and in the event the existing shell line ceases working, we may need to buy from equipment suppliers which may cause a delay or disrupt our operations. While we maintain business continuity plans for each of the manufacturing processes at each of our facilities, including onsite back-up power generators, any significant disruption or substantial damage to our key facilities may adversely affect our business, financial performance or results of operations.
The manufacture of many of our products is a complex process. Manufacturing problems arising from equipment failure or malfunction, inadvertent failure to follow regulatory or customer specifications and procedures, including those related to quality or safety, and problems with raw materials could have an adverse impact on our ability to fulfill orders or meet product quality or performance requirements, which may result in negative publicity and damage to our reputation, adversely impacting product demand and customer relationships. For example, our IGT and Aerospace manufacturing processes rely heavily on superalloys and a disruption to the availability of superalloys could negatively impact our IGT and Aerospace operations. Interruptions in production capability could increase our costs and reduce our sales, including causing us to incur costs for premium freight, make substantial capital expenditures, or purchase alternative raw material at higher costs to fulfill customer orders. Additionally, a delivery delay by us due to production interruptions could subject us to liability from customer claims that such delay resulted in losses to the customer. Furthermore, product manufacturing or performance issues could result in recalls, customer penalties, contract cancellation, and product liability exposure in addition to a material adverse effect on our business, financial condition or results of operations. Quality issues can also result in reputational harm to us with a potential loss of attractiveness of our products to new and existing customers. Because of approval, license, and qualification requirements applicable to manufacturers and/or their suppliers, sources of alternatives to mitigate manufacturing disruptions may not be readily available to us or our customers. Production of certain products and the execution of particular manufacturing processes are concentrated in specific facilities or on designated production lines. As a result, we may have limited ability to transfer such production to other locations or substitute capacity without incurring significant delays, costs, or operational disruptions. Should insurance or other risk transfer mechanisms, such as our existing business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, financial position and cash flows.
We use third parties for certain processes and raw material purchases that are critical to the manufacture of our products and we may experience significant disruptions if the third parties are unwilling or unable to meet our demand.
We obtain certain raw materials from suppliers and outsource certain processes to third parties that are critical to the manufacture of our products, including rare earth elements such as tungsten and hafnium.

From time to time, we may use third parties to provide labor, technological infrastructure and energy required for our manufacturing process. In addition, our manufacturing processes have several sub-processes, including shell production, X-ray processing, hot isostatic pressing (HIP) and heat treatment, that we outsource to third-parties.
We face availability, capacity, pricing, and supply chain risk of such raw materials and processes which are subject to factors beyond our control. For example, certain rare earth elements and metals (i.e., tungsten and hafnium) and key input metals, such as automotive grade superalloys for our Transportation end market, are primarily available in a limited number of countries, and trade disputes, geopolitical tensions, such as the ongoing Russia-Ukraine conflict, ongoing conflicts in Iran and the Middle East, and trade tensions between the United States and China, economic circumstances, political conditions, or public health issues may limit our ability to obtain and/or increase the costs of obtaining such materials. Further, China is a predominant producer of these materials, and China has in the past restricted export of certain of these materials and may in the future continue to restrict, expand restrictions, or stop exporting these or other materials, and as a result, our suppliers’ ability to obtain such supply may be constrained, and we may be unable to obtain sufficient quantities, or obtain supply in a timely manner or at a commercially reasonable cost. Constrained supply of rare earth elements, minerals, and metals, including tungsten and hafnium, may restrict our ability to manufacture certain of our products. Additionally, constraints on raw material supply, or increases in raw material costs, could materially and adversely impact our profit margins.
Although these raw materials and outsourced third-party processes are generally available from multiple suppliers, any significant delay or inability to access alternative sources may impact our ability to timely manufacture our products, which could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation. For example, in 2025, one of our third-party suppliers that provides X-ray processing had an incident that temporarily disrupted their ability to perform X-ray processing for us and any transition to a replacement supplier or outsourced processor may require customer, regulatory, or technical qualification, which could further delay our ability to resume normal production.
Further, increasing costs of these raw materials and outsourced third-party processes could adversely affect our financial performance or results of operations. For example, the costs of certain critical raw materials, such as nickel, cobalt, tungsten, chromium, vanadium, ruthenium and hafnium containing these alloys have been volatile due to factors beyond our control. We expect to mitigate most of the adverse impact of rising raw material costs through pass-through clauses and provisions in our LTAs and surcharges, but changes in business conditions could adversely affect our ability to recover rapid increases in raw material costs and may adversely affect our results of operations.
If suppliers increase the price of critical raw materials or the third-party processes, or are unwilling or unable to meet our demand, we may not have alternative sources of supply. While we generally intend to pass through higher raw material costs to our customers through contractual agreements in the form of price increases, there can be a delay between an increase in our costs and our ability to increase the prices of our products. This delay can have a material impact on our cash flow from operations. Additionally, we may not be able to increase the prices of our products due to competitive pricing pressure and other factors. Furthermore, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials to our customers.
The manufacture of some of our products is a complex process and requires long lead times. As a result, we may experience delays or shortages in the supply of raw materials. If unable to obtain adequate and timely receipts of required raw materials, we may be unable to timely manufacture sufficient quantities of products. This could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation.
Due to the concentration of OEM and Tier 1 suppliers in our end markets, a significant portion of our revenue is concentrated among a relatively small number of customers and end markets, and a significant decline in business with our major customers could materially impact our business, financial performance and results of operations.
We have long-standing customer relationships with large blue-chip OEM and Tier 1 suppliers in the Aerospace, IGT and Transportation end markets. Our top 10 customers accounted for 68% of our revenues for the year ended December 31, 2025 and 66% of our revenues for the year ended December 31, 2024. Furthermore, in the three months ended March 29, 2026, our top 10 customers accounted for 70% of sales, with no single engine or turbine program accounting for over 7% of sales. Additionally, our top two customers accounted for 38% of our revenues for the year ended December 31, 2025 and 34% of our revenues for the year ended December 31, 2024. Our top two customers accounted for 43% of our revenues for the quarter ended March 29, 2026 and 36% of our revenues for the three months ended March 30, 2025. A significant downturn, adverse development or deterioration in the business or financial condition of a key customer, or the loss of a key customer, could adversely affect our business, financial performance and results of operations. Our customers may also elect to dual-source, re-source, or in-source work that we currently perform, which could result in reduced order volumes, increased pricing pressure, or the loss of future business.
The level of purchases and product mix demanded by our customers is often affected by events beyond their control, including general economic conditions, demand for their products, conditions in the airline and power generation industries, regulatory scrutiny and/or suspension or discontinuation of aircraft, shifts in the availability of financing for certain types of power generation projects, caps or fees on carbon emissions, competitiveness of gas turbines within fossil fuel-based power generation and renewable energy technologies, transition to electric vehicles, disruptions in deliveries, business disruptions, strikes and other factors. Significant changes in the demand for our customers’ end products, program delays, the share of their requirements that is awarded to us or changes in the design or materials used to construct their products could result in a significant loss of business with these customers. The loss of, or significant reduction in, purchases by any of our other significant customers could materially impair our business, financial performance and results of operations.
Further, approximately 70% of our sales in 2025 are made under LTAs which are subject to renewal, renegotiation, or re-pricing on expiry or at periodic intervals or upon changes in competitive supply conditions. We have three key contracts that expire in the next one to two years representing approximately 10% of our revenue. While the current management team has a strong track record of renewing contracts there remains the risk of non-renewal, which could have a material adverse effect on our business and results of operations. In addition, certain of our LTAs allow for termination by convenience by our customers. Our failure to successfully renew, renegotiate, maintain, or favorably re-price such agreements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer revenue and adversely affect our business, financial condition and results of operations. Some of our contracts have been established on a fixed-price basis which commit us to a specific price well before the completion of applicable products. However, actual costs may be different from those we originally estimated and may result in reduced profitability or losses on those products. This risk is greater in a high inflationary environment. In addition, certain of our LTAs do not provide for minimum purchase commitments, and these agreements may permit customers to reduce purchase volumes, delay orders, or terminate the arrangements. As a result, our revenues, profitability, and cash flows could be adversely affected.
Moreover, we anticipate the demand for our products to increase over the next several years. Any unanticipated acceleration or deceleration of customer demand for our products may result in constraints or inefficiencies related to our manufacturing and administrative infrastructure. We may also fail to meet production targets and commitments, or encounter difficulty or unexpected costs in meeting such levels. Similarly, we and/or our suppliers may not be able to ramp up production quickly enough to meet the demand. All of which may lead to delays, loss of sales or loss of potential opportunities and adversely affect our business, financial condition, results of operations, or competitive position.
Failure to attract and retain a qualified workforce and key personnel or to provide adequate succession planning could adversely affect our operations and competitiveness.
Our success, competitiveness and ability to execute on our global strategies as well as expansion plans and maintain a culture of innovation depend in large part on our ability to attract, retain and motivate qualified employees and leaders with expertise and capabilities, representing diverse backgrounds and experiences. Achieving this objective may be difficult due to many factors, including fluctuations in global economic and industry conditions, such as the impact of inflation, management changes, increasing local and global competition for talent, particularly due to the increase in remote working opportunities, the availability of qualified employees, restructuring and alignment activities (including workforce reductions), and the attractiveness of our compensation and benefit programs. In particular, the difficulty to attract qualified employees is increased due to the presence of our competitors’ facilities in the same geographic location and the technical skillset required for such employees. If we are unable to attract, retain and motivate qualified employees and leaders, we may be unable to fully capitalize on current and new market opportunities, which could adversely impact our business and results of operations. The loss or retirement of employees presents particular challenges to the extent they involve the departure of key, knowledgeable and experienced employees and the resulting need to identify and train existing or new candidates to perform necessary functions, and ineffective succession planning could result in unexpected costs, reduced productivity, and/or difficulties with respect to internal processes and controls. If we are unable to attract and retain a qualified and inclusive workforce, we may be unable to maintain our competitive position and our future success could be materially adversely affected.
Our global operations and highly engineered products require qualified and skilled personnel with relevant industry and technical experience. Additionally, the increase in Aerospace and IGT demand requires us to successfully recruit, train, and retain new workers and talent. Historically, substantial competition for skilled personnel in the Aerospace and IGT industries has existed, and we could be adversely affected by a shortage of skilled employees. Shortages in certain skills, in areas such as engineering, manufacturing, and technology, and other labor market inadequacies have created more competition for talent. A sustained labor shortage, lack of skilled labor, increased turnover, labor inflation, or increase in general labor costs could lead to higher labor, recruiting, or training costs to attract and retain personnel. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We may not be able to continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and currently significant inflationary and other pressures on wages exist. Although we believe that our relations with our employees are satisfactory, we may not be able to negotiate a satisfactory renewal of collective bargaining agreements, satisfy workers councils, or maintain stable employee relations. Because we strive to limit the volume of finished goods inventory, any work stoppage could materially and adversely affect our ability to provide products to our customers.
If we fail to attract, train, develop, and retain a global workforce with the skills and in the locations we need to operate and grow our business, our business and operations could be adversely impacted. Furthermore, the continuity of key personnel, senior management and our executive officers, and the preservation of institutional knowledge are vital to the success of our growth and business strategy.
As of December 31, 2025, approximately 36% of our full-time employees were covered by collective bargaining agreements, which on occasion require renegotiation. As of March 29, 2026, approximately 37% of our full-time employees were covered by collective bargaining agreements, which on occasion require renegotiation. The outcome of future negotiations relating to such collective bargaining agreements may not be favorable to us in that they may increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations divert management’s attention and could disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of work slowdowns and strikes. Depending on the nature of the threat, the impacted products, the location of the affected employees or the type and duration of any work action, these actions could have a material adverse impact on our business, financial performance and results of operations.
We derive a substantial majority of our revenue from our global operations, which expose us to risks, such as geopolitical risks, that could adversely affect our business, financial condition or results of operations
For the years ended December 31, 2025 and 2024, 64% and 68% of our revenues, respectively, were derived from sales outside the United States. For the three months ended March 29, 2026 and March 30, 2025, 60% and 66% of our revenues, respectively, were derived from sales outside the United States. We currently have global operations in the UK, Europe, Mexico, China and India, and purchase a portion of our raw materials, such as nickel, cobalt, tantalum, tungsten, chromium, vanadium, ruthenium and hafnium, from suppliers in other jurisdictions. In particular, our Transportation end market is dependent on automotive grade superalloys which are primarily sourced from suppliers in China. Energy costs also impact operating costs at our manufacturing facilities, the costs of shipping our products to our customers and the costs of shipping raw materials to our facilities. Therefore, our operations are affected by economic, political, legal, and other factors in the United States and a number of other jurisdictions that could adversely affect our business, financial performance and results of operations, including:
•
economic and commercial instability risks, including changes in local government laws, regulations and policies, such as those related to tariffs, sanctions and trade barriers, taxation, exchange controls, employment regulations, and repatriation of assets or earnings;

•
geopolitical risks such as political instability, civil unrest, expropriation, nationalization of properties by a government, imposition of sanctions, and renegotiation or nullification of existing agreements;

•
wars such as those in Ukraine and in Iran and the Middle East, cyber threats, terrorist activities, or other dangerous conditions;

•
compliance with applicable U.S. and foreign laws, including antitrust and competition regulations, the Foreign Corrupt Practices Act and other anti-bribery and corruption laws, and laws concerning trade, including the International Traffic in Arms Regulations, the Export Administration Regulations, and the sanctions, regulations and embargoes administered by the U.S. Department of Treasury’s Office of Foreign Assets Control;

•
aggressive or selective enforcement of laws and regulations by foreign governmental authorities;

•
exposure to fluctuations in foreign currency exchange rates and interest rates, as well as inflation, economic factors, and currency controls in the countries in which it operates; and

•
major public health issues, such as an outbreak of a pandemic or epidemic.

Further, we operate in countries that have experienced labor unrest, political instability or conflict and strife in the past, including Mexico, China, and India, and we may experience work stoppages or similar disruptions at our facilities in these countries. Ongoing global conflicts, such as those in Iran and the Middle East, as well as those between Ukraine and Russia have caused increased raw material costs and material shortages and, as a result, adversely impacted certain of our suppliers and the cost availability of our input materials. Our international operations are subject to a variety of risks that could adversely affect our business, financial performance and results of operations, including:
•
potentially longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•
difficulties in staffing and managing our foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•
disruptions in transport and logistics activities;

•
additional withholding taxes or other taxes on our foreign income and repatriated cash, and tariffs or other restrictions on foreign trade or investment, including export duties and quotas, trade and employment restrictions;

•
imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements;

•
increased exposure to foreign currency exchange rate risk;

•
reduced protection for intellectual property rights in some countries; and

•
natural disasters, pandemics, political unrest, war or acts of terrorism.

These risks could also disrupt the cross border movement of raw materials, components, and finished products, which could delay production or customer deliveries.
Trade tensions between the United States and China, Russia, Canada, Mexico and other countries have been escalating in recent years. In addition, trade tensions between the United States, the UK and the EU have escalated recently due to the ongoing situation between the U.S. and Greenland. Increased tariffs, sanctions, and other trade restrictions, as well as the existing and potential further responses from countries subject to such tariffs, sanctions, and other trade restrictions, could adversely affect the global economy and financial markets and, consequently, adversely affect our business, financial condition and results of operations.
Changes in trade rules, local sanctions, tariffs, or geopolitical conditions may occur with little or no notice, and we may not be able to adapt our sourcing, production, logistics, or pricing arrangements quickly enough to avoid disruption or increased costs. Although the effect of any of the foregoing factors is difficult to predict, any one or more of them could adversely affect our business, financial condition, or results of operations.
Energy availability disruptions resulting from geopolitical instability have and may in the future impair our manufacturing operations and adversely affect our business.
We use third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. For example, as a result of the ongoing conflicts in Iran and the Middle East, our facility in India temporarily halted production for a two-week period in March 2026, due to the lack of availability of liquefied petroleum gas. Mitigating actions were put in place to convert the manufacturing process to alternative fuels with the facility returning to full-rate production after a five-week period. Inventory in the supply chain and spare capacity in the facility was used to limit the impact of the production down time and catch up when operations had resumed. This meant that the impact on our results from operations was not material. These market conditions often are affected by political and economic factors and by supply and demand trends that are beyond our control. While energy costs are generally passed on to our customers, there is a certain level of exposure to increases in energy costs or material shortages.
Further, geopolitical instability and armed conflict, including ongoing conflicts in Iran and the Middle East, have the potential to precipitate government-mandated energy conservation measures, restrictions on industrial energy consumption, and broader disruptions to global energy supply chains, including potential oil supply lockdowns or embargoes affecting regional energy markets. Government-imposed restrictions on the availability or consumption of energy — whether arising from geopolitical conflict, national energy conservation policies, oil supply disruptions, or the threat thereof — could result in the temporary or extended curtailment or complete cessation of production at one or more of our manufacturing facilities. There can be no assurance that market conditions arising from armed conflicts and geopolitical tensions will not worsen in the future.
Ongoing global conflicts, such as those between Ukraine and Russia and in Iran and the Middle East, have caused increased raw material costs and material shortages and, as a result, adversely impacted certain of our suppliers and the cost availability of our input materials. Such conditions can compound the impact of energy supply restrictions, as reduced access to energy at our facilities may coincide with increased input costs and supply chain disruptions, further straining our operational capacity.
While we generally intend to pass through energy costs to our customers through contractual agreements in the form of price increases, there can be a delay between an increase in our costs and our ability to increase the prices of our products. To the extent that government-mandated energy restrictions are sudden or prolonged, this delay may result in a period of unrecovered cost exposure that adversely impacts our profitability. Further, increases in energy costs, or changes in costs relative to energy costs paid by competitors, has and may continue to adversely affect our profitability. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our business, operating results and financial condition.
If our operations were to be disrupted, we may be unable to effectively meet our obligations to, or demand from, our customers. Such curtailments could prevent us from fulfilling customer orders, result in increased production costs, cause delivery delays, and expose us to contractual liability. Interruptions in production capability could increase our costs and reduce our sales, including causing us to incur costs for premium freight, make substantial capital expenditures, or purchase alternative raw material at higher costs to fulfill customer orders, and should insurance or other risk transfer mechanisms be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, financial position and cash flows.

It is not possible to predict the extent and duration of geopolitical conflicts or any associated market disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows. Although the effect of any of the foregoing factors is difficult to predict, any one or more of them could adversely affect our business, financial condition, or results of operations.
Any significant delay or inability to successfully expand our operations and failure to manage growth effectively could materially adversely affect our business, financial condition and results of operations.
We expect the demand for our products in the Aerospace and IGT end markets to increase over the next several years. In order to support this expected growth in demand, we have committed and deployed significant capital to, and our customers have agreed to make investments in, our strategic growth projects to increase our capacity and improve our operational performance. We currently have several projects planned at our Bochum, Groton, Deritend, Mexicali and Oxford facilities along with a new greenfield facility to increase capacity expansion. These projects will incur significant costs and place increased demand on management as well as operational and financial resources. Our success in expanding our operations depends upon numerous factors, including our ability to:
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ensure the necessary resources are in place to properly execute these projects in a timely manner;

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optimize our operational performance to handle such increases in capacity;

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maximize the potential opportunities with minimal impacts to our existing operations;

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manage our growth while maintaining the quality and consistency of our products;

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manage additional labor costs in connection with the increases in capacity; and

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attract and manage qualified personnel with technical expertise.

If we cannot achieve these factors our expansion projects may take longer than expected, cost more than planned, or fail to deliver the expected capacity, efficiency, or operational improvements. Delays in procuring, installing or obtaining the required customer and regulatory approvals for new capital equipment, or difficulties in ramping such equipment to full production rate while simultaneously maintaining output at existing facilities, could result in our failure to meet the delivery timelines and volume commitments agreed under our strategic customer partnerships, which could adversely affect our customer relationships, revenues and results of operations. Even where new capital equipment is successfully installed and approved, we may face challenges optimizing the manufacturing processes to achieve the margin contribution we expect.
Further, the expansion projects require significant management attention, which will coincide with us becoming a newly public company. If we are unable to effectively manage the expansion of our operations along with being a newly public company, then our business, results of operations, prospects, and financial condition could be materially adversely affected. Any inability to manage growth could delay the execution of our growth strategies or disrupt our operations. Similarly, over-expansion, including due to expansion by our competitors, or investments in anticipation of growth that does not materialize or develops slower than we expect, could adversely affect our business, financial performance and results of operations.
Information technology system failures, cyberattacks, and security breaches may threaten the integrity of our intellectual property, networks, products and other sensitive information, disrupt our business operations, and result in reputational harm and other negative consequences having a material adverse effect on our financial condition and results of operations.
Our information technology systems could be subject to damage, disruption or interruption as a result of power outages, computer network and telecommunications failures (including operational failures, server malfunctions, software bugs, errors or defects, or software or hardware failures), cyberattacks, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war, or terrorism, usage errors or misconduct by employees or other disruption. If our information technology systems are disrupted or damaged or cease to function properly, our sales could be impeded, our manufacturing or other critical functions could be disrupted or prevented or we may have to make a significant investment to fix or replace such information technology systems, and may suffer loss of critical data and interruptions or delays in our operations. In addition, our expected growth will increase the technological complexity of our operations as we seek to increase capacity, which could place a strain on our administrative, operational and financial infrastructure. Moreover, such a disruption could cause reputational and financial harm or cause our clients to seek to terminate their contracts, delay or withhold payment or make claims against us. If we fail to successfully enhance our information technology systems and technological infrastructure, we may experience delays or disruptions to our manufacturing processes, and we may be unable to effectively meet our obligations to, or demand from, our customers. Any material disruption in our information technology systems, or delays or difficulties in implementing or integrating new systems or enhancing current systems, could have an adverse effect on our business, financial condition, or results of operations.
We have in the past been, and may in the future be, subject to cyberattacks and security incidents, whether by malicious external actors, through internal negligence or unintentional human error, by less sophisticated individuals utilizing readily available attack tools such as ransomware-as-a-service or phishing kits, or as a result of other factors, any of which may be intended to, or may inadvertently, circumvent our security capabilities. We are susceptible to inadvertent compromises of our systems and data, including those arising from process, coding, or human errors. Increased global cybersecurity vulnerabilities, threats, computer viruses and more sophisticated and targeted cyberattacks, such as ransomware, as well as cybersecurity failures resulting from human and technological errors, pose a risk to the security of our systems and networks, and the confidentiality, availability, and integrity of our data, as well as those of our customers, suppliers, and other counterparties. Cyberattacks, data breaches, data losses and other security incidents can result from, among other things, inadequate personnel, employee error or malicious activity, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include disruptions, failures, service outages, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, defective software or hardware updates, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud, and other events that could have a serious impact on us. We face threats of cyberattacks due to the industries we serve, the locations of our operations, and our technological innovations. Moreover, we utilize third-party suppliers, technology applications and services to, among other things, host, transmit, or otherwise process electronic data in connection with our business activities, including our supply chain, operations, and communications. Our suppliers or these technology applications or services may face cyberattacks, compromises, or other security incidents from a variety of sources. While we maintain certain integrations with our partners, suppliers, and customers, any shared connectivity poses a risk to the security of our network as well as the larger ecosystem in which we operate. As our global presence increases, including as a result of this offering, we believe that the risk of being the target of a cyber threat will be heightened. As attackers become more capable (including sophisticated state or state-affiliated actors and those leveraging artificial intelligence to conduct increasingly complex and multi-vector attacks) the risks in this area continue to grow.
Cybersecurity breaches or technology failures at our facilities, or those of our suppliers, could result in changes to the timing or volume of our orders which could impact the timing or availability of raw materials that could delay our manufacturing processes, or could have a significant negative effect on our operations, reputation, financial resources, and the value of our intellectual property. Cyberattacks and other security incidents have increased in frequency and sophistication in recent years and are conducted by internal actors and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation-state supported actors and others. Consequently, we may be unable to anticipate these techniques, react in a timely manner, or implement preventive measures, which could result in delays in our detection or remediation of, or other responses to, cyberattacks, security breaches and other security-related incidents. Although we limit the availability of open source software in our systems by requiring IT and operational personnel to request access through our third-party risk management process, the availability of open source software used in our solutions could also expose us to security vulnerabilities. In addition to requiring approval, we run scans to flag the use of any uncontrolled software that has not been approved, and we also currently have restrictions in place in the United States and across our Europe facilities to block access to any executable files being installed and are currently expanding such restrictions to our facilities located across Asia. The use of new and evolving technologies, such as artificial intelligence, or AI, and quantum computing presents risks and challenges that can impact our business. Unauthorized use or misuse of AI by our employees, suppliers or others may result in the disclosure of confidential company or customer data, reputational harm, privacy law violations, cybersecurity risks, and legal liability.
In addition to existing risks from the integration of digital technologies into our business portfolio, the adoption of new technologies in the future may also increase our exposure to cybersecurity incidents and failures. An unknown vulnerability or compromise could potentially impact the security of our software or connected products and lead to the misuse or unintended use of our products, loss of our intellectual property, misappropriation of sensitive, confidential or personal information, safety risks or unavailability of products.
While we perform cybersecurity due diligence on key suppliers that support our information and operational technology infrastructure and require connectivity to our environments, because we do not control our suppliers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses and other security incidents attributed to our suppliers as they relate to the information we share with them.
While we continually work to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cybersecurity incidents that manipulate or improperly use our systems or networks, compromise confidential, personal or otherwise protected information, destroy or corrupt data, block access to our systems, or otherwise disrupt our operations or those of our suppliers. The occurrence of such events could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action (including reporting obligations, investigation, fines and penalties), loss of business, potential liability, disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, increased insurance premiums and increased remediation costs including liabilities for stolen assets or information and repairs of system damage, among others), as well as damages to our competitiveness, share price and long-term shareholder value any of which could have a material adverse effect on our financial condition and results of operations. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. Furthermore, while we maintain insurance policies that may cover certain liabilities in connection with a cybersecurity incident, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.
The competition we face may have an adverse effect on our business, financial condition, results of our operations and profitability.
The markets for our products are highly competitive. Our main competitors that serve both the Aerospace and IGT end markets are Howmet and PCC, who are much larger than us and may have more resources. Further, new entrants in our end markets, new product offerings, new and/or emerging technologies in the marketplace, or new facilities may compete with or replace our products. The willingness of customers to accept alternative solutions for the products sold by us, pricing pressure from competitors, and technological advancements or other developments by or affecting our competitors or customers could adversely affect our business, financial condition, or results of operations. Our competitive position continues to grow, and future performance will depend, in part, on our ability to, on a timely basis, develop and innovate processes, deploy technology initiatives, and implement advanced manufacturing technologies. While we intend to continue to develop new products and services, we may not be able to successfully differentiate our products or services from those of our competitors or achieve and maintain technological advantages.

Companies that are strategic partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. Industry consolidation may result in stronger competitors who are better able to obtain favorable terms from suppliers or who are better able to compete as sole-source vendors for customers. Consolidation within our customer base may result in customers who are better able to exert leverage in negotiating prices and other terms of sale, or may lead to reduced demand for our products if a combined entity replaces us with one of our competitors with which it had prior relationships. The result of these circumstances could have a material adverse effect on our business, operating results and financial condition.
The markets in which we operate can be cyclical, and downturns in them may adversely affect the results of our business, financial performance and results of operations.
Some of the markets in which we operate have been, to varying degrees, cyclical and have experienced downturns which may impact our ability to produce consistent results and accurately forecast demand for our products. 35% of our revenues for the year ended December 31, 2025 and 36% of our revenues for the year ended December 31, 2024 were recognized from sales to the Aerospace end market and 42% of our revenues for the year ended December 31, 2025 and 38% of our revenues for the year ended December 31, 2024 were recognized from sales to the IGT end market, and 23% of our revenues for the year ended December 31, 2025 and 27% of our revenues for the year ended December 31, 2024 were recognized from sales to the Transportation end market. A downturn in these markets could occur at any time as a result of events that are industry specific, such as aircraft production slowdown resulting from the impact of a public health crisis on air travel, the grounding, regulatory scrutiny and/or suspension or discontinuation of aircraft in which our products are used, shifts in availability of financing for certain types of power generation projects, caps or fees on carbon emissions, shifting sentiments between electric vehicles and gasoline or diesel fuel or other macroeconomic events, such as geopolitical conditions, including the ongoing conflicts in Iran and the Middle East, global conflict, political unrest or terrorist attacks, or an economic downturn or recession. Any deterioration in any of the cyclical markets we serve could adversely affect our business, financial performance and results of operations. A decline in demand in any of our end markets may reduce our sales and could also have a disproportionate effect on our profitability and cash flows.
Other than during the COVID-19 pandemic, air traffic has generally grown consistently over the long-term and led to record demand for aircraft. However, supply chain challenges in the aerospace industry, as well as labor disruptions and regulatory issues experienced by certain participants in the industry, continue to delay planned production and negatively impact aircraft build rates. For example, in 2024, based on publicly available information, we understand Boeing’s production was impacted by a door plug blow out which resulted in the FAA announcing that it had informed Boeing that the FAA would not (i) agree to any request from Boeing for an expansion in production or (ii) approve additional production lines for its 737 MAX aircraft until the FAA was satisfied that any applicable Boeing quality control issues were resolved. In addition, also based on publicly available information, industrial action undertaken by Boeing’s work force further impacted Boeing’s production of aircraft in 2024. These issues resulted in a temporary reduction in demand for certain products we manufacture with revenue, earnings and cash flow slightly negatively impacted, although it is difficult for us to quantify the exact amount of impact given the effects of inventory in the supply chain and the time lag between our production of a part and the final production of an aircraft. Since 2024, based on publicly available information, Boeing’s operational performance has improved with production of the 737 MAX aircraft having been stabilized at 38 aircraft per month, and in October 2025, the FAA authorized Boeing to increase production of the aircraft to 42 per month. Boeing production rates could have a material impact on our financial performance. Ongoing or additional deferrals, cancellations, or reductions in demand that result in decreased aircraft build rates would, if significant, have a negative impact on sales for our Aerospace products and as a result reduce our operating income. Ongoing pressures on build rates, or reductions in demand, for commercial aircraft or a delay in deliveries could result from many factors, including delays in the startup or ramp-up of new programs, suspension or discontinuation of current commercial aircraft programs, changes in the propensity for the general public to travel by air (including as a result of terrorist events and any subsequent military response, a public health crisis or a global conflict), a significant change in the cost of aviation fuel, a change in technology resulting in the use of alternative materials, environmental concerns (including climate change), consolidation and liquidation of airlines, availability of funding for new aircraft purchases or leases, inventory corrections or disruptions throughout the supply chain, labor disruptions and work stoppages and slower macroeconomic growth.
In addition, our customers emphasize the need for cost reduction or other improvements in contract terms throughout the supply chain. In response to these pressures, we may be required to accept increased risk or face the prospects of margin compression on some products in the future which could adversely affect our business, financial condition and results of operations. Where possible, we seek to offset or mitigate the impact of such pressures through productivity and performance improvements, cost index contractual provisions, hedging and other actions, which may not be successful. Further, while the manufacturing processes for our Aerospace products are highly complex and require significant expertise, any technological advances, such as 3D printing, may offer customers cheaper alternatives which could adversely affect the demand for our products.
The industrial gas turbine, or IGT, market is also historically cyclical in nature. Demand for power generation products is global and is affected by the state of the United States and world economies, the availability of financing to power generation project sponsors, the increase in renewable energy and the political environments of numerous countries. Any technological advances in alternative energy products, such as solar, wind, nuclear (including small modular reactors), hydropower, geothermal or hydrogen, improvements in the electric grid or other sources of power generation that use lower priced fuel or no fuel, or other fuel cell technologies may negatively affect the IGT end market which could decrease demand for our IGT products. Moreover, any decline in the increased demand for energy as the result of the rise of AI infrastructure and data centers projects or delays due to construction, grid availability, environmental permitting or other constraints may also decrease demand in the IGT end market. Decreased demand for our products in the IGT end market may have a material adverse effect on our business, financial performance and results of operations.
The loss of key members of our senior management team and other key personnel may adversely affect our business and impede the implementation of our business plans in a timely manner.
The execution of our business plans depends in part upon the continued service of our senior management team and other key personnel, who possess unique and extensive industry knowledge and experience. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of or other unavailability of our key personnel, senior management or our executive officers could significantly harm our business, and any unplanned turnover or failure to develop adequate succession plans for key positions could deplete our institutional knowledge base, result in loss of technical or other expertise, delay or impede the execution of our business plans, and erode our competitiveness. In addition, we do not have “key person” life insurance policies covering any of our executive officers, senior management or other key personnel.
We have in the past consummated acquisitions and intend to continue to pursue acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.
We may pursue acquisitions that we believe present opportunities to accelerate our growth strategies, particularly in the Aerospace and IGT end markets. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on acceptable terms or at all, including due to a failure to receive necessary regulatory approvals. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including regulatory complications or difficulties in employing sufficient staff and maintaining operational and management oversight.
If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in margin dilution and likely result in the incurrence of additional debt and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.
The businesses we acquire may not perform in accordance with expectations and our business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect. In addition, an acquisition may fail to deliver the expected strategic benefits, synergies, growth opportunities, or returns that justified the investment. We also may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and bring operating and compliance standards to levels consistent with our existing businesses. Assimilating operations and products may be unexpectedly difficult. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to serve and attract customers, develop new products and services or attend to other acquisition opportunities. Additional potential risks include that we may lose key employees, customers or vendors of an acquired business, and we may become subject to pre-existing liabilities and obligations of the acquired businesses. These liabilities may be known at the time of the acquisition, but could be underestimated by us, or they may not be known to us until after the acquisition. In the case of an acquisition in which we do not assume all the liabilities of the acquired business, we typically obtain indemnification from the seller against the unassumed liabilities, although no assurance can be given that such indemnification will be sufficient in amount, scope or duration to fully offset the risk of the unassumed liabilities. Liabilities of acquired businesses that ultimately are borne by us (either because we assume them or our indemnification right proves to be insufficient or unenforceable) could have a material adverse effect on our business, financial condition or results of operations.
Our business, financial condition and results of operations could be adversely affected if we fail to adequately protect, maintain, or enforce our intellectual property rights.
Our business depends on our ability to develop, commercialize, protect, maintain, and enforce our intellectual property rights, including patents, trademarks, trade secrets, and proprietary information, in the United States and internationally. We rely on a combination of intellectual property laws and contractual agreements to safeguard these rights, but such protection may not be adequate or enforceable in all jurisdictions, and enforcing our rights can involve significant costs and administrative efforts.
Our intellectual property rights, including patents, trademarks and trade secrets, may be challenged, invalidated, circumvented, infringed, misappropriated, or otherwise violated. We cannot guarantee that our pending patent applications will be granted, that our existing or future patents will provide sufficient protection, or that we will seek or obtain protection in all jurisdictions where it may be desirable. In addition, effective protection may not be available in some jurisdictions.
We also rely on trade secrets, know-how, and confidential information, protected through agreements with employees, contractors, and third parties. These agreements may not always prevent unauthorized use or disclosure, and we may not have entered into such agreements with every party that has access to our proprietary information. Competitors or other third parties may independently discover, copy, or reverse engineer our technology, or develop similar technology.
We may incur significant costs to avoid, manage, defend, and litigate intellectual property matters. Third parties may assert claims that we have infringed, misappropriated, or otherwise violated their intellectual property rights, which could result in costly and time-consuming disputes, injunctions, damages, settlement payments, or the need to modify our products or business practices. Our customer contracts and intellectual property license agreements may include indemnification obligations, which could expose us to additional costs if claims are brought against our customers or licensees related to our products or services.
We use software, digital tools, and information technology systems in our business, including, in some cases, software subject to open source license terms. The use of such software may create risks relating to license compliance, system security, operational reliability, and the protection of our proprietary information. If we fail to comply with the terms of applicable open source licenses, or if software used in our systems or operations contains vulnerabilities, defects, or other issues, we could incur additional costs, experience operational disruption, put the protection of our proprietary information and intellectual property at risk or become subject to claims or other liabilities.
Enforcing or defending our intellectual property rights may involve litigation, which is expensive, time-consuming and unpredictable, and could divert management attention or negatively impact our reputation and share price. Any failure to adequately protect or enforce our intellectual property, or unfavorable outcomes in litigation, could adversely affect our business, financial condition, and operating results.
We could incur substantial costs as a result of data protection concerns, and any failure to comply with evolving data privacy and cybersecurity laws and regulations may adversely impact our business and financial results.
We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and cybersecurity. Ensuring compliance with such requirements may increase operating costs, impact our data processing practices and policies and the development of new products or services, and reduce operational efficiency, any of which could adversely affect our business and operations. The interpretation and application of data protection laws in the United States, UK, Europe, China, India, Mexico and elsewhere including, but not limited to, the General Data Protection Regulation, its equivalent in the United Kingdom, and the California Consumer Privacy Act, the Mexican Federal law on Protection of Personal Data held by Private Parties and other applicable privacy and cybersecurity laws, rules regulations and standards (collectively, the “Data Protection Laws”), are uncertain and evolving. Our global operations may also require the transfer or access of personal information across multiple jurisdictions, which may subject us to additional restrictions and compliance obligations under applicable Data Protection Laws. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Further, although we have implemented internal controls and procedures designed to ensure compliance with the Data Protection Laws, our controls and procedures may not enable us to be fully compliant with all Data Protection Laws.
Moreover, while we strive to publish and prominently display privacy policies that are materially accurate, comprehensive, and compliant with applicable laws, rules, and regulations, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including by the Federal Trade Commission or applicable state attorneys general and claims brought by, or on behalf of, affected persons.
Any failure or perceived failure by us or any third parties with which we do business to comply with applicable privacy policies or Data Protection Laws, or any compromise of cybersecurity that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release, transfer or other processing of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions).
We may be affected by global climate change or by legal, regulatory, customer, or supplier responses to such change.
Increased concern over climate change has led to new and proposed legislative and regulatory initiatives, such as cap-and-trade systems and additional limits on emissions of greenhouse gases, which in turn may trigger customer decarbonization requirements, as well as obligations to disclose certain greenhouse gas emissions and other climate-related information. New or revised laws, regulations, and policies in this area and customer decarbonization requirements could directly and indirectly affect us and our customers and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations, and cash flows. If we are unable to meet applicable customer decarbonization requirements or other climate related expectations, we could lose existing business or be less competitive in winning new business. Additionally, we and our customers and suppliers utilize natural gas, electricity and other fuels to operate facilities. Significant increased energy costs and/or costs to transition to renewable energy sources, as a result of new laws, such as carbon pricing or product energy efficiency requirements, or as a result of customer requirements, could be passed along to us and our suppliers. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers.
Physical risks associated with climate change may result in an increase of the exposure to, and impact of, events with damage due to extreme heat, flooding, extreme winds and extreme precipitation for our locations or those of our suppliers or customers. Prolonged periods of drought may result in wildfires and/or restrictions on process water use. These climate-related impacts may have an adverse effect on production capacity of our sites or those of our suppliers or customers or otherwise cause supply chain disruptions. These types of incidents could have a material adverse effect on our results of operations and financial condition.
Failure to maintain a level of corporate social responsibility which may result in negative publicity, or diverging approaches to corporate social responsibility matters from different stakeholders, could damage our reputation and could adversely affect our business, financial condition or results of operations.
In light of evolving expectations around corporate social responsibility, our reputation could be adversely impacted by a failure (or perceived failure) to maintain a level of corporate social responsibility. In today’s environment, an allegation or perception regarding quality, safety, or corporate social responsibility can negatively impact our reputation. This may include, without limitation: failure to maintain certain ethical, social and/or environmental practices for our operations and activities, or failure to require our suppliers or other third parties to do so; our environmental impact, including our impact on the environment, greenhouse gas emissions and climate-related risks, renewable energy, water stewardship and waste management; responsible sourcing in our supply chain; the practices of our employees, agents, customers, suppliers, or other third parties (including others in our industry) with respect to any of the foregoing, actual or perceived; the failure to be perceived as appropriately addressing matters of social responsibility, including matters related to diversity, equality and inclusion; consumer perception of statements made by us, our employees and executives, agents, customers, suppliers, or other third parties (including others in our industry); or our responses to any of the foregoing. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that we must adhere to. An increasing number of investors are also requiring companies to disclose corporate, social and environmental policies, practices and metrics. If we are unable to comply with, or are unable to cause our suppliers to comply with, such policies, or meet the requirements of our customers and investors, among other risks, a customer may stop purchasing products from us, a supplier may cease working with us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations. Further, we may be subject to rulemaking regarding corporate social responsibility and/or disclosure, as public awareness and focus on social and environmental issues has led to legislative and regulatory efforts to impose increased regulations and require further disclosure. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements, stakeholder requirements or industry standards and/or an increased demand to meet voluntary criteria related to such matters. Increased or more stringent regulations, stakeholder requirements or industry standards, including around climate change concerns, could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could negatively impact our business, results of operations, financial condition and competitive position.
Conversely, in recent years “anti-environmental, social and governance” sentiment has increased in parts of the United States, with several states and Congress having proposed or enacted “anti-environmental, social and governance” policies, legislation, or initiatives or issued related legal opinions. As such, we may also face increased scrutiny from stakeholders who have diverging views related to business practices and company activities related to corporate social responsibility topics and climate change, which could result in reputational harm, litigation and other adverse consequences. Exactly how and which corporate social responsibility considerations will shape stakeholder behavior, regulatory frameworks, capital market dynamics, and our ability to raise capital and access liquidity, is uncertain.
In addition, any isolated incidents, or the aggregated effect of individually insignificant incidents related to our products, operations, and services can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to a material adverse effect on our business, financial position, results of operations and cash flows. In particular, product quality issues could negatively impact customer confidence in our brands and our products. If our product offerings do not meet applicable safety standards or customers’ expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.
Our use of AI could expose us to liability or adversely affect our business.
We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, “AI”) in connection with our business. The use of AI may expose us to risks such as reputational, legal and regulatory challenges, as well as additional costs. For example, generative artificial intelligence may produce inaccurate or biased content, which could affect our products and services. If content or recommendations generated by AI are perceived as deficient or flawed, our reputation and competitive position could be adversely affected.
We also use third-party AI technologies, and any disruption, unavailability, or unfavorable changes in terms from these providers could affect our solutions and business. The use of third-party AI tools may also present risks, including the inadvertent disclosure of confidential information or challenges in protecting our intellectual property. Any output created by us using AI tools may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. The regulatory framework for AI is evolving rapidly in the United States and internationally. New or changing laws and regulations may require us to adjust our use of AI technologies and could result in increased compliance costs. We may not be able to anticipate all legal or regulatory risks related to our use of AI. As AI technologies continue to develop, we may face new or unanticipated risks that could require additional resources to address. Any of the foregoing could adversely affect our business, financial condition and results of operations.
Risks Related to Legal and Regulatory Matters
We may be exposed to significant legal proceedings, investigations, or changes in U.S. federal, state, or foreign law, regulation, or policy.
The manufacture and sale of our products expose us to potential product liability, commercial disputes, employment actions, employee benefits, compliance with domestic and international laws and regulations, personal injury, patent infringement, property damage, tax and related claims. Due to the uncertainties of litigation, we can give no assurance that we will prevail on claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. We produce ultra-high strength, high temperature and corrosion-resistant alloys designed for our customers’ demanding applications particularly in our Aerospace and IGT end markets. We have complex manufacturing processes necessary to meet our customers’ stringent product specifications. We are also required to adhere to various third-party quality certifications and perform sufficient internal quality reviews to ensure compliance with established standards. If we fail to meet the customer specifications for their products, we may be subject to product quality costs and claims. These costs are generally not insured. The impacts of product liability and quality claims could have a material adverse impact on our results of operations, financial condition and cash flows. In the event that one of our products fail to perform as expected, regardless of fault, or is used in an unexpected manner, and such failure or use results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims, or may participate in a recall or other corrective action involving such product. There can be no assurance that our insurance coverage will be adequate or continue to be available on terms acceptable to us. In addition, if any product is perceived to be defective or unsafe, our sales could decrease, our reputation could be adversely impacted or we could be exposed to government investigations or regulatory enforcement actions.
We are also subject to a variety of global legal and regulatory compliance risks in connection with our business and products. These risks include, among other things, potential claims, class action lawsuits or compliance issues, including those relating to securities laws, employment laws, intellectual property rights, cyber, security and privacy, insurance, commercial matters, antitrust and competition, human rights, third-party relationships, ESG (including climate-related/sustainability and other) rules and regulations, supply chain operations, and the manufacture and sale of products. An adverse outcome in one or more of proceedings or investigations, or unfavorable changes in laws, regulations or policies, or other contingencies that we cannot predict with certainty, could have a material adverse effect on our financial condition, results of operations, or cash flows, including reputational harm, loss of customers, and substantial monetary damages and/or non-monetary penalties.
We are exposed to environmental, health, and safety risks and are subject to a broad range of health, safety, and environmental laws and regulations which may result in substantial costs, obligations and liabilities.
Our global operations and properties, as well as our customers and suppliers, are subject to numerous complex and increasingly stringent health, safety, and environmental laws and regulations. In addition, there are a number of environmental, social and supply chain due diligence and reporting regimes (such as the Corporate Sustainability Due Diligence Directive, or CSDDD, and the Corporate Sustainability Reporting Directive, or CSRD) that are currently being implemented by the EU (and are already in place in relation to conflict minerals) that will add further compliance and reporting obligations in relation to environment, health and safety and social risks. The costs of complying with such laws and regulations, as well as participation in assessments and cleanups of sites, and internal voluntary programs, have been, and in the future could be, significant. Environmental matters for which we may be liable may exist or arise in the future at our present or formerly owned or operated sites, at sites presently or formerly owned or operated by our predecessors or affiliates, at sites that we may acquire in the future, or at third-party sites used by us or our predecessors or affiliates for material and waste handling and disposal or otherwise impacted by our operations. Under certain environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, such liability could be joint and several, without regard to fault. This can also be the case in the UK under the Contaminated Land Regime. However, liability determination can be complicated. In general, in relation to the UK, liability will fall to the polluter(s) itself and will only fall to the landowner in circumstances where it is not possible to find the original polluter(s). Compliance with health, safety, and environmental laws and regulations, including increased indirect costs resulting from our suppliers incurring additional compliance costs that are passed on to us, and remediation obligations, may impact our results of operations or liquidity.
In addition, the industrial activities conducted at our facilities present a significant risk of injury or death to our employees or third-parties that may be on site. Our operations are subject to regulation by various federal, state, and local agencies in the United States, including the Occupational Safety and Health Administration, and regulation by foreign government entities abroad responsible for employee health and safety such as the Health and Safety Executive in the UK. Material liabilities relating to injury, death, or other workers’ compensation claims could have a material adverse effect on our results of operations and financial condition or result in negative publicity and/or significant reputational harm.
Our business may be adversely affected if we were to lose our government or industry accreditations, if more stringent government regulations were enacted or if industry oversight were to increase.
We hold certain accreditations, such as accreditation through NADCAP for the aerospace industry and ISO accreditations, that are required in order for us to manufacture and sell our products. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if any existing material authorizations or approvals were revoked or suspended, our business would be adversely affected.
We are at times required to obtain approval to export our products from U.S. Government agencies and similar agencies elsewhere in the world. U.S. laws and regulations applicable to us include the Arms

Export Control Act, the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations, or EAR, and the sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control, OFAC. EAR restricts the export of commercial and dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services.
Failure to obtain approval to export, or a determination by the U.S. Government or similar agencies elsewhere in the world from which we failed to receive required approvals or licenses, could eliminate or restrict our ability to sell our products outside the United States or another country of origin, and the penalties that could be imposed by the U.S. Government or other applicable government for failure to comply with these laws could be significant.
We may be subject to risks relating to changes in our tax rates or exposure to additional income tax liabilities.
We are subject to income taxes in the jurisdictions in which we operate. Our domestic and international tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets, challenges by tax authorities or changes in, or the interpretation of, tax laws or regulations. In addition, the amount of income taxes we have paid is subject to ongoing audits by U.S. federal, state and local tax authorities and non-U.S. tax authorities. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to our tax liabilities, which could have a material adverse effect on our results of operations.
We provide benefits to active and retired employees throughout most of our Company, most of which are not covered by insurance; and thus, our financial condition can be adversely affected if our investment returns are insufficient to meet these obligations.
We have obligations to provide substantial benefits to active and retired employees, and most of the associated costs we paid are not covered by insurance. In addition, certain employees are covered by defined benefit pension plans, with the majority of our plans covering employees in the United States. Many domestic and international competitors do not provide defined benefit plans and/or retiree health care plans, and other international competitors operate in jurisdictions with government sponsored health care plans that may offer them a cost advantage. A decline in the value of plan investments in the future, an increase in costs or liabilities or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. A requirement to accelerate or increase pension contributions in the future could have a material adverse effect on our results of operations, cash flows and financial condition. In the UK, we have no remaining defined benefit obligations as our legacy defined benefit pension plans have been entirely de-risked and fully bought out by insurance companies, with all associated liabilities transferred.
Regulations related to conflict minerals could adversely impact our business.
The SEC has promulgated final rules mandated by the Dodd-Frank Act regarding disclosure of the use of tin, tantalum, tungsten and gold, known as conflict minerals, in products manufactured by public companies. These rules require due diligence to determine whether such minerals originated from the Democratic Republic of Congo, or the DRC, or an adjoining country and whether such minerals helped finance the armed conflict in the DRC. There are costs associated with complying with these disclosure requirements going forward, including costs to determine the origin of conflict minerals used in our products. In addition, the implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face disqualification as a supplier for customers and reputational challenges if the due diligence procedures we continue to implement do not enable us to verify the origins for all conflict minerals or to determine that such minerals are DRC conflict-free.

Risks Related to Financial Matters
Our indebtedness may limit our ability to raise additional capital for our expansion plans, and we cannot be sure that additional financing will be available.
We have historically had high leverage. To satisfy existing obligations and support the development of our business, we depend on our ability to generate cash flow from operations and to borrow funds. We may require additional financing for liquidity, capital requirements or for our strategic growth projects and acquisition opportunities. The agreements governing our existing debt contain restrictive covenants that may limit our ability to obtain such financing while the debt is outstanding. In addition, we may not be able to obtain financing on terms and at interest rates that are favorable to us or at all. Any inability by us to obtain financing in the future could have a material adverse effect on our business, financial position, results of operations and cash flows.
In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through offerings of debt or equity securities or through other arrangements. Such acquisition financing might increase our liabilities or decrease our net income, adjusted EBITDA, net cash flows and adversely affect our leverage. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required.
A decline in our financial performance or outlook could negatively impact our credit profile, access to capital markets and borrowing costs.
As of the date of this prospectus, our total debt was approximately $687 million. A decline in our financial performance or outlook due to internal or external factors, including our ability to generate sufficient cash flow to service our debt, successfully execute on our projects or to optimize our operational performance from our capital investments to increase capacity, could adversely affect our credit ratings and our access to the capital or credit markets on terms and conditions that we find acceptable. Credit ratings may be revised or revoked at any time at the sole discretion of the credit rating organizations. A downgrade of our credit ratings could result in negative consequences, including limiting our ability to obtain future financing on favorable terms, if at all, increasing borrowing costs and credit facility fees, triggering collateral postings, and adversely affecting the market price of our securities. For information on our credit ratings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Additionally, geopolitical risks, including the ongoing conflicts in Iran and the Middle East, could impact our access to global capital markets or limit our access at suitable rates. Limitations on our ability to access global capital markets, a reduction in our liquidity or an increase in borrowing costs could materially and adversely affect our ability to maintain or grow our business, which in turn may adversely affect our financial condition, liquidity and results of operations.
Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition and results of operations.
While our presentation currency for our consolidated financial statements is the U.S. dollar, a significant part of our revenues is denominated in Euros and GBP. Consequently, fluctuations in foreign currency exchange rates may cause our revenues and expenses to fluctuate and may impact our profitability, cash flows and our results generally. These risks related to exchange rate fluctuations and currency volatility may increase in the future as our operations outside the United States continue to expand. While we use forward foreign currency exchange contracts to hedge known cash flows in currencies other than an entities functional currency, this does not hedge against longer term currency exposure or the translational impact of movements in foreign currency rates. If we expand our hedging strategies in the future, we could be exposed to the risk of non-performance of our hedging counterparties. Additionally, the successful implementation of our hedging strategy in the future may depend on the willingness of hedging counterparties to extend credit. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

Risks Related to this Offering and Ownership of Our Ordinary Shares
We have identified material weaknesses in our internal control over financial reporting that, if not corrected, could result in material misstatements of our financial statements.
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Although we are not yet subject to the certification or attestation requirements of the Sarbanes-Oxley Act, or SOX, in connection with the preparation of our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2025. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements, if not corrected, will not be prevented or detected on a timely basis.
The following are the material weaknesses we identified as of December 31, 2025: (i) lack of a formal control framework, including sufficiently documented and precise controls over financial reporting and general IT controls; (ii) lack of resource and expertise necessary to apply U.S. GAAP conversions from IFRS, including whether the list of adjustments are complete and accurate; and (iii) lack of sufficient segregation of duties related to the control over review and approval of journal entries posted into financial reporting systems across components.
The control deficiencies described above were considered to be material weaknesses because they could have resulted in a misstatement of our account balances or disclosures that could result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.
Neither we nor our independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with Section 404 of SOX. Following this offering, we will be required to disclose, on a quarterly basis, changes made in our internal control over financial reporting. We will also be required, pursuant to Section 404(a) of SOX, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the first complete fiscal year after this offering. It is possible that additional material weaknesses and control deficiencies could be identified once such evaluations are completed.
We have taken steps to enhance our internal control environment and plan to take additional steps to remediate the material weaknesses, enhance our U.S. GAAP-experienced personnel and strengthen other identified control points. Specifically:
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we have and will continue to implement process changes and additional internal reporting and control procedures, including those designed to ensure appropriateness of revenue recognition at our manufacturing sites;

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we have and will continue to strengthen automated controls within our information technology systems so that we may collect the necessary information to enable us to more effectively monitor and comply with applicable requirements on a timely basis;

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we have engaged professional organizations with the required skills in the preparation of financial statements under U.S. GAAP to assist in the monitoring of our process changes and additional internal reporting procedures;

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we have made and will make more personnel changes that will include the hiring of additional experienced senior operational and financial roles and we will continue to evaluate the structure of our operational and finance teams and add resources, personnel and training as needed;

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we have and will continue to improve communication and coordination processes across our business and operations, including among our finance teams and record-keeping procedures and we have expanded cross-functional involvement and input across our teams; and

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we are in the process of documenting, assessing and testing our internal control over financial reporting as part of our efforts to comply with Section 404 of SOX. We expect that our efforts as a newly public company to comply with Section 404 of SOX will contribute to our overall remediation efforts.

The actions that we have taken and will continue to take are subject to ongoing senior management review as well as our Audit and Risk Committee oversight. Although we plan to complete this remediation process as quickly as possible, our efforts may not be successful in remediating the material weaknesses. In addition, we will incur additional costs in improving our internal control over financial reporting. If we are unable to successfully remediate the material weaknesses or if we identify additional material weaknesses, we may not detect errors on a timely basis. This could harm our operating results, cause us to fail to meet our SEC reporting obligations or stock exchange listing requirements on a timely basis, adversely affect our reputation, cause our share price to decline or result in inaccurate financial reporting or material misstatements in our annual or interim financial statements.
Additionally, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of SOX until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with how our controls are documented, designed or operating.
As a public company, we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance.
As a public company, we are subject to numerous legal and accounting requirements, that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our management team is relatively less experienced in complying with these requirements, and our management resources are limited, which may lead to errors in our accounting and financial statements, and which may adversely affect our results of operations. This inexperience and lack of resources may also increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, resulting in loss of market confidence and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.
Substantial future sales or the perception of future sales of our ordinary shares, by us or our existing shareholders in the public market following the completion of this offering, could cause the market price of our ordinary shares to decline.
The market price of our ordinary shares could decline as a result of substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, a large number of our ordinary shares becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Immediately following completion of this offering, we will have       ordinary shares outstanding, based on the number of shares outstanding as of December 31, 2025 (or       ordinary shares if the underwriters exercise in full their option to purchase additional shares). This includes the shares sold in this offering, which may be resold in the public market immediately. The remaining       shares are currently restricted securities, but which may be sold into the market in the future. See “Shares Eligible for Future Sale.” Substantially all of these shares are also subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, as more fully described in “Underwriting.” Jefferies LLC and Morgan Stanley & Co. LLC may, in their sole discretion, permit our officers, directors, employees and current shareholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares subject to the lock-up agreements will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 under the Securities Act. Our diverse set of existing shareholders may not act in a coordinated manner upon the expiration of the lock-up agreements.
Furthermore, in connection with this offering we intend to file a registration statement on Form S-8 under the Securities Act to register all our ordinary shares issuable or reserved for issuance under our equity incentive plans. This amounted to        shares as of December 31, 2025. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.
We intend to register ordinary shares that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off and/or lock-up agreements.
Our issuance of additional ordinary shares or other equity-related securities in connection with financings, acquisitions, investments, our equity incentive plans or otherwise could dilute each shareholder’s ownership interest or adversely affect the market price of our ordinary shares.
We may raise capital through equity financings in the future. As part of our business strategy, we may pursue acquisitions or make investments and issue equity securities to pay for any such acquisition or investment. We expect to issue additional equity securities in the future in connection with one or more of these practices. We also intend to utilize equity-based compensation as a key component of our compensation program. Any additional issuances of ordinary shares would have the effect of diluting our earnings/(loss) per share and our existing shareholders’ respective individual ownership percentages and lead to volatility in the market price of our ordinary shares. We cannot predict the effect that future issuances of ordinary shares or other equity-related securities would have on the market price of our ordinary shares.
Market volatility may affect our share price and the value of your investment.
Following the completion of this offering, the market price for our ordinary shares is likely to be volatile, in part because our ordinary shares have not been traded publicly previously. The initial public offering price will be determined by negotiations between us and the underwriters. You may not be able to resell your ordinary shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our ordinary shares may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:
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announcements of new commercial relationships, acquisitions or other events by us or our competitors;

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fluctuations in stock market prices and trading volumes of securities of similar companies;

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general market conditions and overall fluctuations in U.S. equity markets;

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actual or anticipated fluctuations in our results or those of our competitors;

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changes in securities analysts’ estimates of our financial performance or failure to meet their expectations;

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changes in accounting principles;

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sales of large blocks of our ordinary shares, including sales by our executive officers, directors and significant shareholders;

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additions or departures of any of our key personnel;

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lawsuits threatened or filed against us;

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changing legal, regulatory or geopolitical developments in the United States and other countries; and

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other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs and divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.
Our operating results fluctuate from quarter to quarter, making future operating results difficult to predict, and failure to meet market expectations could cause the price of our ordinary shares to decline.
Our quarterly operating results historically have fluctuated and are likely to continue to fluctuate depending on many factors, including the rate at which we renew our existing contracts, that a significant percentage of our revenue comes from transactions that may have longer lead times, such as our casting process, which may impact the timing of receiving payment from the customer, and we may incur significant expenses in a quarter such as capital expenditures for our facilities. Accordingly, our quarterly results are difficult to predict prior to the end of the quarter and we may be unable to confirm or adjust expectations with respect to our operating results for a quarter until that quarter has closed. Any failure to meet our quarterly revenue or earnings expectations could adversely impact the market price of our ordinary shares.
An active trading market for our ordinary shares may never develop or be sustained.
We intend to apply to list the ordinary shares on the NYSE under the symbol “DPC.” However, we cannot assure you that an active trading market for our ordinary shares will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our ordinary shares will develop or be maintained, the liquidity of any trading market, your ability to sell your ordinary shares when desired or the prices that you may obtain for your shares.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways with which you may agree with or that increase the value of your investment.
Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We intend to use the net proceeds from this offering to repay certain outstanding indebtedness and the remainder for general corporate purposes including funding working capital, future growth projects and amounts due under our MIP. We may also use a portion of the net proceeds for potential strategic acquisitions, although we have no agreements or commitments with respect to any such potential acquisitions as of the date of this prospectus. As such, our management could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our ordinary shares. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ordinary shares or our sector adversely, the price of our ordinary shares and trading volume could decline.
The trading market for our ordinary shares will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our ordinary shares or our sector adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ordinary shares or trading volume to decline.
We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” See “Prospectus Summary — Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
Investors in this offering will experience immediate and substantial dilution of $     per share.
Based on an assumed initial public offering price of $      per ordinary share (which is the midpoint of the price range set forth on the cover of this prospectus), purchasers of our ordinary shares in this offering will experience an immediate and substantial dilution of $      per ordinary share in the net tangible book value per ordinary share from the initial public offering price, and our historical and pro forma net tangible book value as of December 31, 2025 would be $      per ordinary share. See “Dilution.”
We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our ordinary shares.
We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Until such time that we pay a dividend, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Risks Related to Our Being a Jersey Company
As a UK-resident parent company, the Company is subject to the UK tax regime, including UK anti-avoidance rules, which may adversely affect the Company and its shareholders.
While the Company was incorporated in Jersey, the Company is currently, and is expected to remain, tax resident in the United Kingdom for UK tax purposes by reason of its central management and control being exercised in the UK. As a result, the Company is subject to UK corporation tax on its worldwide profits and gains and to the full range of UK tax rules and anti-avoidance provisions applicable to UK tax resident companies, including rules relating to controlled foreign companies, transfer pricing, interest deductibility, hybrid mismatches and other measures designed to counter base erosion and profit shifting.
The determination of a company’s tax residence, and the application of many aspects of the UK tax regime, are highly fact specific and involve the exercise of judgment. Although the Company intends to manage and operate its business in a manner designed to comply with applicable UK tax laws and to mitigate unintended tax exposure or leakage, there can be no assurance that HMRC will not challenge the Company’s tax residence position, the availability of reliefs or exemptions, or the application of any relevant anti-avoidance rules. In addition, changes in UK tax law, judicial interpretation, administrative practice or international tax standards could adversely affect the Company or its shareholders, potentially with retrospective effect.
Changes to tax laws could adversely affect us.
We are subject to tax laws in multiple tax jurisdictions and judgment is required in determining our global provision for income taxes. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on our global provision for income taxes. Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect our overall tax expense.
In October 2015, the Organisation for Economic Co-operation and Development, or the OECD, published its final recommendations on base erosion and profit shifting, or BEPS. These BEPS recommendations propose measures to coordinate multilateral action on international tax rules. Several of the areas of tax law on which the BEPS project has focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. The implementation of recommendations arising from the action points comprising BEPS has resulted in significant changes to local tax legislation and international double tax treaties over recent years. For example, BEPS has resulted in jurisdictions implementing laws which (among other things): (i) limit deductibility of interest payments; (ii) expand the scope of permanent establishment (thereby extending the scope of jurisdictions’ taxing rights); (iii) counteract hybrid mismatch arrangements; and (iv) strengthen ‘Controlled Foreign Company’ rules. Legislation introduced in relation to hybrid mismatches came into effect on January 1, 2017, and legislation to restrict tax deductions for interest expenses of large groups was brought into effect from April 1, 2017.
In addition, the OECD is continuing to work on a two-pillar initiative, or BEPS 2.0, which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer, also referred to as Pillar One; and (ii) ensuring a global level of minimum taxation for multinational enterprises, or MNEs, with consolidated revenue of at least €750,000,000, also referred to as Pillar Two. If the €750,000,000 threshold is exceeded in the accounting periods ended 31 December 2025 and 31 December 2026, then the Pillar Two rules should apply to the Group from 1 January 2027. Pillar Two broadly consists of two interlocking domestic rules (together the Global Anti-Base Erosion Rules, or the GloBE Rules: (i) an Income Inclusion Rule, or IIR, which imposes top-up tax on a parent entity with respect to the low-taxed income of a constituent entity; and (ii) an Undertaxed Profits Rule, or UTPR, which denies deductions or requires an equivalent adjustment to the extent the low-taxed income of a constituent entity is not subject to tax under an IIR. In addition to the IIR and UTPR, the GloBE Rules also provide for a Qualified Domestic Minimum Top-up Tax, or QDMTT, which operates to increase domestic tax liability with respect to the low-taxed constituent entity. A jurisdiction that incorporates the QDMTT becomes the first in line to levy any top-up tax from constituent entities located in its jurisdiction. There is also a treaty-based Subject To Tax Rule that allows source jurisdictions to impose limited source taxation on certain related party payments subject to tax below a minimum rate. The UK has enacted legislation to implement the IRR, UTPR and a Domestic Minimum Top-Up Tax, or DMTT. We continue to monitor any additional guidance released by the OECD, along with the pending and adopted legislation in the jurisdictions in which we operate. Changes related to Pillar Two may increase our liability to taxes in those countries.
The timing, scope, and implementation of the Pillar Two provisions into the domestic law of relevant countries continues to evolve. On 5 January 2026, the G20/ OECD Inclusive Framework published details of a ‘side-by-side package’ in relation to the Pillar Two global minimum tax rules. The document includes agreed administrative guidance on a permanent simplified effective tax rate (ETR) safe harbor and a side-by-side system applicable to US-headed multi-national groups. Depending on how the model GloBE Rules are implemented or clarified by additional commentary or guidance in the future, they may result in material additional tax being payable by our business and the businesses of the companies in which we invest. The ultimate implementation of the BEPS project may also increase the complexity and the burden and costs of compliance and advice relating to our ability to efficiently fund, hold and realize investments, and could necessitate or increase the probability of some restructuring of our group or business operations. The implementation of the BEPS project may also lead to additional complexity in evaluating the tax implications of ongoing investments and restructuring transactions within our business. If U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our results of operations, business, financial condition, or prospects may be adversely affected.
It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.
Several of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult for you to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.
In particular, investors should be aware of the uncertainty as to whether the courts of Jersey would recognize and enforce judgments of U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in courts of Jersey against us or our directors or officers predicated upon the securities laws of the United States or any states in the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under Jersey law. The rights of holders of ordinary shares is governed by Jersey law, including the provisions of the Jersey Companies Law, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital — Comparison of Delaware Corporate Law and Jersey Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. Further, there can be no assurance that the laws of Jersey will not change in the future or that they will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Special Note Regarding Forward-Looking Statements
This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, statements about potential new products and product innovation and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•
our market opportunity and the potential growth of that market;

•
our strategy, outcomes, and growth prospects;

•
trends in our industry and end markets; and

•
the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
•
our failure to manage our growth effectively and our ability to achieve and maintain profitability;

•
our ability to grow revenue and expand our market share across the Aerospace, IGT, and Transportation end markets;

•
our ability to convert our firm order backlog into revenue at anticipated build rates, and the risk that customer program delays, design changes, or cancellations could result in orders not being converted at the times or volumes we currently expect;

•
our ability to deliver incremental annual revenue in excess of $200 million from our signed strategic customer partnerships when operating at full run rate;

•
our ability to expand and deepen our strategic customer partnerships with leading Aerospace and IGT OEMs, including the ability to secure additional partnerships beyond those already signed;

•
our ability to renew, renegotiate, and maintain our long-term agreements with key customers on commercially acceptable terms as such agreements approach expiration;

•
our ability to expand our capacity and bring new manufacturing capabilities online on time and on budget, including through capital investments funded in part by our OEM customers;

•
our ability to achieve and sustain margin expansion through operating leverage, value-based pricing, and operational efficiency initiatives, and to approach the margins of our larger industry peers over time;

•
our expectation that volume growth will generate operating leverage and that incremental revenue will convert to earnings at margin-accretive rates;

•
our ability to grow aftermarket revenue in both our Aerospace and IGT end markets as the installed base of engines and turbines we serve expands;

•
our ability to obtain, maintain, protect and enforce our intellectual property and similar proprietary rights;

•
our ability to prevent system failures, cyberattacks, and security breaches that may threaten the integrity of our intellectual property, networks, products and other sensitive information, disrupt our business operations, and result in reputational harm and other negative consequences;

•
our expectation that our Turbo Wheels business will continue to serve as a significant source of cash generation to fund investment across our Aerospace and IGT platforms;

•
our ability to generate sufficient cash flow to fund continued organic investment and to pursue disciplined acquisitions that accelerate our strategy;

•
our ability to identify, consummate, and successfully integrate potential acquisitions;

•
our expectations regarding the growth of the Aerospace and IGT end markets and the demand super cycles we believe are driving those markets;

•
our expectations regarding OEM production rates, aircraft delivery volumes, and electricity demand growth and their effect on demand for our products;

•
our ability to attract, develop, and retain key management, engineering, and skilled manufacturing personnel necessary to execute our growth strategy and capacity expansion program;

•
our ability to service and manage our indebtedness and maintain adequate liquidity;

•
our expectations regarding the factors that will continue to affect our results of operations, including macroeconomic conditions, foreign currency fluctuations, inflationary pressures, supply chain disruptions, and movements in interest rates;

•
our expectations regarding the use of the net proceeds from this offering;

•
our intention not to pay cash dividends on our ordinary shares for the foreseeable future;

•
our estimated total addressable market across the Aerospace, IGT, and Transportation end markets.

•
our inability to manage indebtedness, access additional financing sources, or maintain liquidity;

•
our ability to manage the transition to being a publicly traded company, including the implementation of public company reporting, compliance and governance requirements, while simultaneously executing our strategic growth and capacity expansion program; and

•
the other factors set forth under “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not occur.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Proceeds
We estimate that the net proceeds from the sale of our ordinary shares will be approximately $       million, based on the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $       million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional ordinary shares), assuming that the number of ordinary shares sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purpose of this offering is to maintain a strong path towards growth by allowing us to obtain additional capital, increase our financial flexibility and visibility in the marketplace, create a public market for our ordinary shares and facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering to repay outstanding indebtedness as follows:
•
$       million under our Term Loan, which matures on April 23, 2030, and bears an effective interest rate of 10.8% as of December 31, 2025;

•
$       million under our ABL, which matures on July 20, 2027, and bears effective interest rates ranging from of 5.3 – 7.3%;

•
$       under our Shareholder PIK Loan, which matures on March 5, 2028, and bears an interest rate of 0.5% per annum for the fixed cash margin plus a payment-in-kind (capitalized) margin of 13.5%; and

•
$       million under our management incentive plan (see “Executive Compensation — Narrative Disclosure to Summary Compensation Table — Termination and Change in Control Provisions — Management Incentive Plan”).

We intend to use the remainder, if any, for general corporate purposes including funding working capital, as well as future acquisitions and future growth projects.
We may also use a portion of the net proceeds for potential strategic acquisitions, although we have no agreements or commitments with respect to any such potential acquisitions as of the date of this prospectus.
We will have broad discretion over the uses of the net proceeds in this offering, and, as of the date of this prospectus, we have not allocated the net proceeds to particular uses. Until we use the proceeds we receive from this offering for the above mentioned purposes, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and obligations of the U.S. government and government agencies.

Dividend Policy
We do not currently pay cash dividends on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions.

Capitalization
The following table sets forth our cash and cash equivalents and restricted cash deposit, and capitalization as of March 29, 2026 on:
•
an actual basis;

•
on an as adjusted basis to give effect to the sale of our ordinary shares offered by us in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the estimated initial public offering price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of March 29, 2026
	Actual	As adjusted
	(in millions) (Unaudited)
Cash and cash equivalents and restricted cash deposit	33
Borrowings	712
Share capital	—
Additional paid-in capital	—
Total shareholders’ deficit	(237)
Total capitalization	508
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and restricted cash deposit, additional paid-in capital, total shareholders’ deficit and total capitalization by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the as adjusted amount of each of cash and cash equivalents and restricted cash deposit, additional paid-in capital, total shareholders’ deficit and total capitalization by approximately $       per share, assuming that the initial public offering price of $       per share remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional        ordinary shares from us were exercised in full, as adjusted cash and cash equivalents and restricted cash deposit, additional paid-in capital, total shareholders’ deficit and total capitalization as of March 29, 2026 would be $       million, $       million, $       million and $       million, respectively.

Dilution
If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Our historical net tangible book value (deficit) as of March 29, 2026, was $(408) million, or $(0.90) per ordinary share. We calculate historical net tangible book value (deficit) by taking the amount of our total tangible assets and subtracting the amount of our total liabilities. We calculate historical net tangible book value (deficit) per share by taking our historical net tangible book value (deficit) and dividing that amount by the total number of ordinary shares outstanding as of March 29, 2026. Our pro forma net tangible book value as of March 29, 2026 was $       million, or $       per ordinary share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding as of March 29, 2026.
After giving effect to the sale by us of        of our ordinary shares at an assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 29, 2026 would have been $       million, or $       per share. This amount represents an immediate increase in pro forma net tangible book value of $       per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $       per share to new investors purchasing our ordinary shares in this offering at the assumed initial public offering price. The following table illustrates this dilution:
Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of March 29, 2026		(0.90)
Pro forma net tangible book value per share as of March 29, 2026
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering	$
Each $1.00 increase (decrease) in the assumed initial public offering price of       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share to new investors by $      , and would increase (decrease) dilution per share to new investors in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      per share and increase (decrease) the dilution to new investors by $      per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional           ordinary shares from us is exercised in full, the pro forma as adjusted net tangible book value per share of our ordinary shares, as adjusted to give effect to this offering, would be $      per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $      per share.
The following table summarizes, on a pro forma basis, as of March 29, 2026 the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders paid, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $      per

ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) before deducting underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Total		100%		100%
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by approximately $       million, assuming that the initial public offering price of $       per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional ordinary shares from us. If the underwriters’ option to purchase additional our ordinary shares were exercised in full, our existing shareholders would own     % and our new investors would own     % of the total number of our ordinary shares outstanding upon completion of this offering.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.
Overview
We are a leading independent manufacturer of complex, highly engineered precision cast components and nickel- and cobalt-based superalloys serving the high growth Aerospace and IGT end markets, both of which are experiencing demand super cycles. Our products are manufactured to precise dimensional accuracy. We believe we are one of a limited number of companies worldwide with the cutting-edge engineering, chemistry and metallurgy expertise, along with the large-scale specialized casting equipment required to manufacture these mission-critical parts under strict environmental controls for the most demanding applications within our end markets.
Our operations consist of three reportable segments, Engine Products — North America, Engine Products — Europe and Turbo Wheels, and we maintain 14 principal facilities. See “— Segment Information.” For the year ended December 31, 2025, our revenue was $837 million, net loss was $173 million, adjusted EBITDA was $138 million (with an adjusted EBITDA margin of 16.5%) and capital expenditures were $31 million. For the year ended December 31, 2025 the Aerospace and IGT end markets represented 35% and 42% of our revenue, respectively, and 70% of our revenue was generated through LTAs. For the three months ended March 29, 2026 our revenue was $237 million, net loss was $47 million, adjusted EBITDA was $40 million (with an adjusted EBITDA margin of 16.9%) and capital expenditures were $10 million. For the three months ended March 29, 2026, the Aerospace and IGT end markets represented 39% and 40% of our revenue, respectively. For a discussion of the use of adjusted EBITDA and adjusted EBITDA margin, and a reconciliation to the most directly comparable U.S. GAAP measures, see “— Non-GAAP Financial Measures.”
In 2025, an estimated 40% of our casting revenue was generated from the aftermarket, weighted more to the IGT end market given our leading positions supplying turbine airfoils (blades and vanes) which are routinely replaced over the lifecycle of a gas turbine. Growth in both IGT and Aerospace comes from the high level of demand in both industries from OEM customers which is growing significantly. The supply chain is capacity constrained and we are adding capacity to meet the growing demand, as evidenced by our strategic customer partnerships. We have driven strong margin improvement in recent years through operating leverage on higher volumes, improved operational execution, and improved pricing supported by the capacity-constrained nature of the global supply chain. Our capital expenditures represent sustained investment in capacity expansion, equipment upgrades, and productivity initiatives across our manufacturing footprint. These investments are closely aligned with strategic customer partnerships and are a core component of our operating model.
Factors Affecting Our Results of Operations
Our results of operations have been affected in the past and we believe will continue to be affected in the future by the following factors:
•
Operational execution.   We operate in two capacity-constrained end markets, Aerospace and IGT, with demand for investment castings in both end markets outstripping available supply. Our output is dependent on our ability to maximize production with the resources, including equipment, facilities and people, available to us. This includes our ability to bring new capacity online through the capital investments that we are undertaking and doing so on time and on budget. The capital investments will also require additional employees who will need to be recruited, trained and embedded into our business in order to achieve our planned increases in capacity and output. We also manufacture a mix of different parts for different end markets, customers and end platforms which have different commercial terms attached to them. See “Risk Factors — Risks Related to Our Business and Industry — Any significant delay or inability to successfully expand our operations and failure to manage growth effectively could materially adversely affect our business, financial condition and results of operations” and “Risk Factors — Risks Related to Our Business and Industry — Our manufacturing processes are complex and dependent upon critical, high-cost equipment with limited or no production alternatives, and if we experience any material disruption or manufacturing difficulties or fail to manage the increasing technological complexity of our operations, our business could be adversely affected.”
•
Performance of the Aerospace, IGT and Transportation end markets.   We derive a significant portion of our revenues from customers in the Aerospace, IGT and Transportation end markets. While the parts we sell into these end markets are currently in high demand with this demand increasing, a downturn in any of these end markets would impact on the results of our operations. See “Risk Factors — Risks Related to Our Business and Industry — The markets in which we operate can be cyclical, and downturns in them may adversely affect the results of our business, financial performance and results of operations.” Sales to the Aerospace end market accounted for 35% and 36% of our revenue in 2025 and 2024, respectively, and sales to the IGT end market accounted for 42% and 38% of our revenue in 2025 and 2024, respectively, while sales to the Transportation end market accounted for 23% and 27% of our revenue in 2025 and 2024, respectively. Sales to the Aerospace end market accounted for 39% of our revenue for the three months ended March 29, 2026, and sales to the IGT end market accounted for 40% of our revenue for the three months ended March 29, 2026, while sales to the Transportation end market accounted for 21% of our revenue for the three months ended March 29, 2026.

•
Industry and customer concentration.   The nature of the two key end markets that we operate in is one of high barriers to entry with only a limited number of blue-chip OEMs that have the scale and capability to produce the end products. As a result, there is a degree of customer concentration and our results of operations may be affected should there be a significant change in demand for our customers’ products. See “Risk Factors — Risks Related to Our Business and Industry — Due to the concentration of OEM and Tier 1 suppliers in our end markets, a significant portion of our revenue is concentrated among a relatively small number of customers and end markets, and a significant decline in business with our major customers could materially impact our business, financial performance and results of operations.”

•
Economic and geopolitical environment.   We currently have global operations in the United States, UK, Europe, Mexico, China and India. Our results of operations are affected by economic and geopolitical instability factors which include the availability and price of raw materials, foreign exchange rates, availability and costs of energy, tariffs, sanctions, interest rates and other trade restrictions. Our manufacturing processes use third parties for certain sub-processes, and we purchase materials from a global supplier network. See “Risk Factors — Risks Related to Our Business and Industry — We derive a substantial majority of our revenue from our global operations, which expose us to risks, such as geopolitical risks, that could adversely affect our business, financial condition or results of operations.”

•
Public company costs.   We have incurred, and expect to continue to incur, certain non-recurring professional fees and other expenses as part of our initial public offering and our transition to becoming a public company. In addition we are implementing and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, grow the size of our board, establish, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements for the year ended December 31, 2025 and for the three months ended March 29, 2026 reflect the impact of these expenses, as will the financial statements following this offering.

•
Acquisitions and Divestments.   We may contemplate the acquisition of businesses and other investments that would accelerate our strategy. See “Risk Factors — Risks Related to Our Business and Our Industry — We have in the past consummated acquisitions and intend to continue to pursue acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.” We may also seek to make divestments of businesses that we consider non-core or that could perform better under different ownership. As an example, in 2024, we committed to a plan to sell our Ivostud business which is currently classified as a business held for sale and we expect to divest Ivostud within the next 12 months from the date hereof. For further detail, see Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.
Results of Operations
Three months ended March 29, 2026 compared with three months ended March 30, 2025
The following table summarizes our results of operations for the three months ended March 29, 2026 and March 30, 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.
	Three months ended		Change
	March 29, 2026	March 30, 2025	$	%
	(in millions, except percentages)
Revenue	$237	$188	49	26%
Cost of sales	(180)	(146)	(34)	23%
Gross profit	57	42	15	36%
Selling, general and administrative expenses	(45)	(42)	(3)	7%
Interest expense	(53)	(52)	(1)	2%
Interest income	0	0	0	n/m
Foreign currency gain/(loss), net	(2)	8	(10)	(125)%
Loss before income tax	(43)	(44)	1	2%
Income tax expense	(4)	(9)	5	56%
Net Loss	$(47)	$(53)	6	11%

n/m = not meaningful
Revenue
Sources of Revenue
We generate revenue from a diverse number of end markets and geographical areas. The principal geographical areas are the United States, UK, Rest of Europe and the Rest of the World. We produce Engine Products for the Aerospace and IGT end markets, which include turbine airfoils and structural castings, as well as turbocharger wheels for the Transportation end market. We are vertically integrated with the production of advanced superalloy materials, which are used as the raw material for our investment castings and also sold externally to other casting manufacturers operating principally in the Aerospace and IGT end markets.
We generated revenue of $237 million for the three months ended March 29, 2026, compared to revenue of $188 million for the three months ended March 30, 2025, representing an increase of $49 million or 26%.
The following table sets forth the end market breakdown of revenue for the three months ended March 29, 2026 and March 30, 2025:

End Market	Three months ended March 29, 2026	Three months ended March 30, 2025
	(in millions)	(in millions)
Aerospace	$93	$65
IGT	94	73
Transportation	50	50
Total Net Sales	$237	$188
The principal drivers behind this increase in revenue consisted of the following:
•
Total net sales for Aerospace for the three months ended March 29, 2026 increased $28 million, or 43%, to $93 million compared to $65 million for the three months ended March 30, 2025. The increase in total net sales for Aerospace for the three months ended March 29, 2026 is primarily attributable to new equipment installation and ramp up, which has increased capacity and allowed us to increase our production volumes to better meet the high levels of customer demand.

•
Total net sales for IGT for the three months ended March 29, 2026 increased $21 million, or 29%, to $94 million compared to $73 million for the three months ended March 30, 2025. The increase in total net sales for IGT for the three months ended March 29, 2026 is primarily attributable to an increase in capacity which has driven greater output and therefore volume increases to meet the continued high levels of customer demand.

•
Total net sales for Transportation for the three months ended March 29, 2026 were $50 million, flat compared to $50 million for the three months ended March 30, 2025, reflecting a relatively stable end market.

Cost of sales
Cost of sales primarily consists of direct costs required to manufacture our products and provide our services. These costs include the cost of metal, direct labor, energy and utility costs, other materials and overhead costs directly related to our product and services. Overhead costs include depreciation of property, plant and equipment, sub-contract costs, freight costs and repairs and maintenance. The costs of metal, direct labor and energy account for the largest portion of our cost of sales.
Cost of sales for the three months ended March 29, 2026 increased by $34 million, or 23%, to $180 million compared to $146 million for the three months ended March 30, 2025. The increase in cost of sales for the three months ended March 29, 2026 is primarily attributable to increases in volume of parts sold into the Aerospace and IGT end markets and output, across both our IGT and Aerospace end markets.
Gross profit
Gross profit for the three months ended March 29, 2026 increased $15 million, or 36%, to $57 million compared to $42 million for the three months ended March 30, 2025. The increase in cost of sales for the three months ended March 29, 2026 of 23% was outpaced by our increase in net sales of 26%, leading to an increase in the gross profit percentage to 24.1% for the three months ended March 29, 2026 from 22.3% for the three months ended March 30, 2025.
Selling, general and administrative expenses
Selling, general and administrative, or SG&A, expense primarily consists of expenses related to the employment costs of the Company’s management and other non-production individuals at the manufacturing facilities, along with the general costs of support functions such as finance, accounting, legal, information technology and human resources.
Selling, general and administrative expenses for the three months ended March 29, 2026 increased $3 million to $45 million compared to $42 million for the three months ended March 30, 2025, representing an increase of 7%. The increase in selling, general and administrative expenses for the three months ended March 29, 2026 is primarily attributable to:

•
one-time costs necessary to prepare for this offering, including audit and IPO readiness costs, of $8 million;

•
increased recurring operational costs as the business prepares to operate as a public company post IPO; and

•
general inflationary increases; offset by

•
a reduction in the non-cash charge in relation to the management incentive plan of $8 million.

Interest expense
Interest expense for the three months ended March 29, 2026 increased $1 million, or 2%, to $53 million compared to $52 million for the three months ended March 30, 2025. The increase in interest expense for the three months ended March 29, 2026 is primarily attributable to the increased balance on the Shareholder PIK Loan as a result of the non-cash interest element which is capitalized to the loan amount.
Foreign currency gain/(loss), net
We recorded a foreign currency loss, net of $2 million for the three months ended March 29, 2026, as compared to a foreign currency gain, net of $8 million for the three months ended March 30, 2025. Foreign currency gains and losses are recognized in respect of our external and intra-Group financing structure. The loss for the three months ended March 29, 2026, related to the movement in the foreign exchange rate between USD and GBP.
Income tax expense
We recorded an income tax expense of $4 million for the three months ended March 29, 2026, compared to an income tax expense of $9 million for the three months ended March 30, 2025. The reduction in the tax expense in the three months ended March 29, 2026 compared to the three months ended March 30, 2025 is primarily attributable to the impact of changes in valuation allowances and the global mix of income.
Net loss
We recorded a net loss of $47 million for the three months ended March 29, 2026 versus a net loss of $53 million for the three months ended March 30, 2025, an improvement of $6 million, or 11%, for the reasons summarized above.
Year ended December 31, 2025 compared with the year ended December 31, 2024
The following discussion summarizes our results of operations for the years ended December 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Change
	2025	2024	$	%
	(in millions, except percentages)
Revenue	$837	$746	91	12%
Cost of sales	(644)	(605)	(39)	6%
Gross profit	193	141	52	37%
Selling, general and administrative expenses	(198)	(110)	(88)	80%
Interest expense(1)	(222)	(203)	(19)	9%
Interest income	2	1	1	100%
Foreign currency gain/(loss), net	16	4	12	300%
Loss on debt modification	—	(9)	9	n/m
Reversal/(Impairment) of disposal group held for sale	5	(9)	14	n/m
Loss before income tax	(204)	(185)	(19)	10%
Income tax benefit (expense)	31	(8)	39	n/m
Net Loss	$(173)	$(193)	20	10%

n/m = not meaningful
(1)
Includes $148 million and $121 million of interest in respect of the Shareholder PIK Loan in 2025 and 2024, respectively. The total outstanding principal balance was $878 million and $728 million, as of December 31, 2025 and 2024, respectively. In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026. Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue
Sources of Revenue
We generated revenue of $837 million for the year ended December 31, 2025, compared to revenue of $746 million for the year ended December 31, 2024, representing an increase of $91 million or 12%.
The following table sets forth the end market breakdown of revenue as of December 31, 2025 and 2024:
End Market	Year ended December 31, 2025 (in millions)	Year ended December 31, 2024 (in millions)
Aerospace	$291	$267
IGT	351	280
Transportation	195	199
Total Net Sales	$837	$746
The principal drivers behind this increase in revenue consisted of the following:
•
Total net sales for Aerospace for the year ended December 31, 2025 increased $24 million or 9% to $291 million compared to $267 million for the year ended December 31, 2024. The increase in total net sales for Aerospace for the year ended December 31, 2025 reflected continued high levels of customer demand, which drove greater output and therefore volume increases, with such volume increases limited by a temporary interruption of production at our Groton facility in 2025 in order to expand through the installation of new capital equipment.

•
Total net sales for IGT for the year ended December 31, 2025 increased $71 million or 25% to $351 million compared to $280 million for the year ended December 31, 2024. The increase in total net sales for IGT for the year ended December 31, 2025 is primarily attributable to an increase in capacity leading to increased output and therefore volume increases to meet the higher levels of customer demand.

These increases were partially offset by:
•
Total net sales for Transportation for the year ended December 31, 2025 decreased $4 million or 2% to $195 million compared to $199 million for the year ended December 31, 2024. The decrease in total net sales for Transportation for the year ended December 31, 2025 is primarily attributable to volume decreases as a result of decreases in end market demand.

Cost of sales
Cost of sales for the year ended December 31, 2025 increased by $39 million, or 6%, to $644 million compared to $605 million for the year ended December 31, 2024. The increase in cost of sales for the year ended December 31, 2025 is primarily attributable to increases in volume and output, primarily in our IGT business, consistent with the increase in our revenue during the same period.
Gross profit
Gross profit for the year ended December 31, 2025 increased $52 million, or 37%, to $193 million compared to $141 million for the year ended December 31, 2024. The increase in cost of sales for the year ended December 31, 2025 of 6% was outpaced by our increase in revenue of 12% during the period, leading to an increase in gross profit percentage to 23.1% for the year ended December 31, 2025 from 18.9% for the year ended December 31, 2024.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2025 increased $88 million to $198 million compared to $110 million for the year ended December 31, 2024, representing an increase of 80%. The increase in selling, general and administrative expenses for the year ended December 31, 2025 is primarily attributable to:
•
An increase in the non-cash charge in relation to the management incentive plan of $58 million from $29 million in 2024 to $87 million in 2025;

•
An increase in costs of $18 million primarily driven by one-time costs necessary to prepare for this offering, including audit and IPO readiness costs; and

•
Inflationary and headcount increases in support of the growth of the business.

Interest expense
Interest expense for the year ended December 31, 2025 increased $19 million, or 9%, to $222 million compared to $203 million for the year ended December 31, 2024. The increase in interest expense for the year ended December 31, 2025 is primarily attributable to the increase in principal amount of the Shareholder PIK Loan and resulting higher interest charge. This was partially offset by a reduction in interest on the Term Loan and ABL facilities. The reduction in Term Loan interest was despite the additional $50 million that was drawn against the facility on April 25, 2025 and reflects the reduction in the applicable base interest rate. The reduction in ABL interest reflected both reductions in the applicable base interest rates and lower levels of drawings against the facility.
Foreign currency gain/(loss), net
We recorded foreign currency gain, net of $16 million in 2025, as compared to $4 million in 2024, representing an increase of $12 million. Foreign currency gains and losses are recognized in respect of our external and intra-Group financing structure. The gain in 2024 related the devaluation of U.S. dollars relative to GBP. The larger gain in 2025 related to a further devaluation of U.S. dollars relative to GBP and a one-off non-cash foreign currency gain in respect of a restructure of our intra-Group financing structure.
Loss on debt modification
We recorded a loss of $9 million in 2024 and we did not record anything in 2025. The loss in 2024 is attributable to the extension of the expiry date of the Shareholder PIK Loan which was extended on January 31, 2024 to March 2028. It was concluded that was a substantial modification with the extinguishment accounting resulting in the loss on debt modification recognized.
Reversal/(Impairment) of disposal group held for sale
During 2024, we committed to a plan to sell our Ivostud business. This decision was made as part of a strategic initiative. At December 31, 2024, classification as held for sale was deemed appropriate as we are firmly committed to the plan to sell the Ivostud business. The sale of the business was delayed beyond 12 months from the date of classification as an asset held for sale. However, we remain committed to securing the sale and the asset is available for immediate sale in its present condition. Accordingly, the assets and liabilities associated with that business were presented as a disposal group held for sale.
We have reviewed the carrying amount of the assets held for disposal. At December 31, 2024 we recorded a write down of $9 million upon initial classification of the disposal group at the lower of carrying amount and fair value less costs to dispose. Of this amount, approximately $4 million, $1 million and $1 million were allocated to the Property, Plant and Equipment, Right of Use assets and Other Intangible assets, respectively. The remaining impairment loss of $3 million has been recorded against the carrying amount of disposal group. At December 31, 2025 we recognized a subsequent gain of $5 million on remeasurement from the change in fair value of the disposal group. For more information, see Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.
Income tax benefit (expense)
We recorded an income tax benefit of $31 million in 2025, compared to an income tax expense of $8 million in 2024, representing an improvement of $39 million. The movement to a tax credit in 2025 from a tax charge in 2024 is primarily driven by revisions to valuation allowances of $21 million against deferred tax assets due to changes in the recognition of UK prior year tax losses. In addition non-deductible expenses of $17 million contribute to the improvement between the years.
Net loss
We recorded a net loss of $173 million in 2025 versus a net loss of $193 million in 2024, an improvement of $20 million, or 10%, for the reasons summarized above.
Segment Information
Our operations consist of three reportable segments: Engine Products — North America, Engine Products — Europe and Turbo Wheels. Our Engine Products category is split into two operating segments to reflect the way in which the Company is managed and the vertically integrated nature of those regions with superalloy facilities in both segments supplying 100% of the internal superalloy demand for the casting facilities in those regions. Operating segments are defined as distinguishable components of the enterprise which are evident from internal organizational structure and for which separate financial information is evaluated regularly by our Chief Executive Officer who is our Chief Operating Decision Maker, or CODM. The measure of profit and loss that is used by the CODM to evaluate the performance of these operating segments is Segment Adjusted EBITDA. The CODM uses Segment Adjusted EBITDA to evaluate each segment’s performance and allocate resources as it provides insight on segment profitability, operational effectiveness, and supports the CODM in monitoring the impact of strategic initiatives such as pricing adjustments, cost management, capital investments and capacity utilization. This measure is predominantly used in the annual budget and forecasting process, where the CODM considers Segment Adjusted EBITDA trends and variances to guide capital expenditure decisions, allocate personnel, and deploy other operational resources across the segments to drive overall company growth and profitability.

The following table provides segment revenue and segment adjusted EBITDA by each reportable segment for the three months ended March 29, 2026:
	For the three months ended March 29, 2026
($ in millions)	Engine Products – Europe	Engine Products – North America	Turbo Wheels
Third-party revenue – consolidated	$104	$87	$46
Inter-segment sales	$—	$—	$—
Gross segment revenue	$104	$87	$46
Adjusted cost of sales(1)	$(71)	$(60)	$(38)
Adjusted selling, general and administrative expenses(1)	$(6)	$(4)	$(5)
Other segment items(2)	$(4)	$(3)	$(1)
Segment adjusted EBITDA	$23	$20	$2
Segment adjusted EBITDA margin(3)	22.4%	22.8%	3.7%
The following table provides segment revenue and segment adjusted EBITDA by each reportable segment for the three months ended March 30, 2025:
	For the three months ended March 30, 2025
($ in millions)	Engine Products – Europe	Engine Products – North America	Turbo Wheels
Third-party revenue – consolidated	$80	$61	$47
Inter-segment sales	$—	$5	$—
Gross segment revenue	$80	$66	$47
Adjusted cost of sales(1)	$(58)	$(47)	$(40)
Adjusted selling, general and administrative expenses(1)	$(4)	$(3)	$(3)
Other segment items(2)	$(3)	$(3)	$(1)
Segment adjusted EBITDA	$15	$13	$3
Segment adjusted EBITDA margin(3)	18.7%	19.7%	6.8%

(1)
Cost of sales and selling, general and administrative expenses have been adjusted to exclude depreciation and amortization, site closure, refinancing, and other re-organization costs, claims, settlements and litigation costs, and management incentive plan costs. The adjusted cost of sales includes adjustments for inter-segment sales.

(2)
Other segment items include research and development costs, corporate expenses recharges and others.

(3)
Segment adjusted EBITDA margin is the quotient of Segment adjusted EBITDA divided by Gross segment revenue for each of our Engine Products — Europe, Engine Products — North America and Turbo Wheels segments. Segment adjusted EBITDA margins are calculated based on the exact segment adjusted EBITDA and gross segment revenue and therefore may not calculate the same based off the rounded figures presented above.

The following table provides change comparisons in segment revenue and segment adjusted EBITDA by each reportable segment for the three months ended March 29, 2026 and March 30, 2025, by dollar and percentage:
	Change for the three months ended March 29, 2026 versus March 30, 2025 ($ and %)
($ in millions)	Engine Products – Europe		Engine Products – North America		Turbo Wheels
Third-party revenue – consolidated	$24	30%	$26	43%	$(1)	(2)%
Inter-segment sales	$—	n/m	$(5)	n/m	$—	n/m
Gross segment revenue	$24	30%	$21	32%	$(1)	(2)%

	Change for the three months ended March 29, 2026 versus March 30, 2025 ($ and %)
($ in millions)	Engine Products – Europe		Engine Products – North America		Turbo Wheels
Adjusted cost of sales(1)	$(13)	(22)%	$(13)	(28)%	$2	5%
Adjusted selling, general and administrative expenses(1)	$(2)	(50)%	$(1)	(33)%	$(2)	(67)%
Other segment items(2)	$(1)	(33)%	$(0)	—%	$(0)	—
Segment adjusted EBITDA	$8	53%	$7	54%	$(1)	(33)%

n/m = not meaningful
Engine Products — Europe
The Engine Products — Europe segment manufactures complex, highly engineered engine products which include complex precision cast components and superalloys which are primarily used in the IGT end market as well as the Aerospace end market and includes our Chard, Deritend, Bochum and R&C facilities. Gross segment revenue for Engine Products — Europe increased by $24 million, or 30%, to $104 million for the three months ended March 29, 2026 compared to $80 million for the three months ended March 30, 2025. Segment adjusted EBITDA for Engine Products — Europe increased by $8 million, or 53%, to $23 million for the three months ended March 29, 2026, compared to $15 million for the three months ended March 30, 2025. The increase in total net sales in the Engine Products — Europe segment for the three months ended March 29, 2026 is primarily attributable to continued increases in capacity in Engine Products — Europe leading to increased output and sales of our turbine airfoils to better meet the higher levels of customer demand. The increase in sales has dropped through to segment adjusted EBITDA at 33%. This resulted in an increase in segment adjusted EBITDA margin from 18.7% in 2025 to 22.4% in 2026.
Engine Products — North America
The Engine Products — North America segment manufactures complex, highly engineered engine products which include complex precision cast components and superalloys which are primarily used in the Aerospace end market as well as the IGT end market and includes our Groton, Oxford, Springfield, Mexicali and Long Beach facilities. Gross segment revenue for Engine Products — North America increased by $21 million, or 32%, to $87 million for the three months ended March 29, 2026 compared to $66 million for the three months ended March 30, 2025. Segment adjusted EBITDA for Engine Products — North America increased by $7 million, or 54%, to $20 million for the three months ended March 29, 2026, compared to $13 million for the three months ended March 30, 2025. The increase in total net sales in the Engine Products — North America segment for the three months ended March 29, 2026 is primarily attributable to the installation of new equipment leading to increased capacity and output of our structural castings. The increase in sales has dropped through to segment adjusted EBITDA at 33% demonstrating the operational leverage impact of increased volume. This resulted in an increase in segment adjusted EBITDA margin from 19.7% in 2025 to 22.8% in 2026.
Turbo Wheels
Our Turbo Wheels segment primarily serves the Transportation end market and includes our Trucast UK, Trucast US, Uni-Pol China, Uni-Pol India and Ivostud facilities. It focuses on serving the Transportation market and manufactures turbocharger wheels and other precision components for commercial vehicle and passenger car turbo engines, focusing on enhancing engine efficiency and performance. Gross segment revenue for Turbo Wheels decreased by $1 million, or 2%, to $46 million for the three months ended March 29, 2026 compared to $47 million for the three months ended March 30, 2025. Segment adjusted EBITDA for Turbo Wheels decreased by $1 million, or 33%, to $2 million for the three months ended March 29, 2026, compared to $3 million for the three months ended March 30, 2025. The decrease in total net sales in the Turbo Wheels segment for the three months ended March 29, 2026 is primarily attributable to softening end market demand. The decrease in sales has dropped through to segment adjusted EBITDA at 100%. This resulted in a decrease in segment adjusted EBITDA margin from 6.8% in 2025 to 3.7% in 2026.
Other segment items
Other segment items primarily relates to the recharge of corporate costs to the primary segments. The allocation is done based on an assessment of the services received by each primary segment. For more information regarding our segments, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
The following table provides segment revenue and segment adjusted EBITDA by each reportable segment for the year ended December 31, 2025:
	For the year ended December 31, 2025
($ in millions)	Engine Products – Europe	Engine Products – North America	Turbo Wheels
Third-party revenue – consolidated	$386	$266	$185
Inter-segment sales	$1	$17	$—
Gross segment revenue	$387	$283	$185
Adjusted cost of sales(1)	$(277)	$(208)	$(154)
Adjusted selling, general and administrative expenses(1)	$(15)	$(12)	$(17)
Other segment items(2)	$(10)	$(12)	$(2)
Segment adjusted EBITDA(3)	$85	$51	$12
Segment adjusted EBITDA margin(4)	21.9%	18.2%	6.5%
The following table provides segment revenue and segment adjusted EBITDA by each reportable segment for the year ended December 31, 2024:
	For the year ended December 31, 2024
($ in millions)	Engine Products – Europe	Engine Products – North America	Turbo Wheels
Third-party revenue – consolidated	$314	$236	$196
Inter-segment sales	$2	$24	$—
Gross segment revenue	$316	$260	$196
Adjusted cost of sales(1)	$(244)	$(197)	$(162)
Adjusted selling, general and administrative expenses(1)	$(15)	$(11)	$(16)
Other segment items(2)	$(5)	$(10)	$(8)
Segment adjusted EBITDA	$52	$42	$10
Segment adjusted EBITDA margin(3)	16.5%	16.2%	5.1%

(1)
Cost of sales and selling, general and administrative expenses have been adjusted to exclude depreciation and amortization, site closure, refinancing, and other re-organization costs, claims, settlements and litigation costs, and management incentive plan costs. The adjusted cost of sales includes adjustments for inter-segment sales.

(2)
Other segment items include research and development costs, corporate expenses recharges and others.

(3)
Segment adjusted EBITDA margin is the quotient of Segment adjusted EBITDA divided by Gross segment revenue for each of our Engine Products — Europe, Engine Products — North America and Turbo Wheels segments. Segment adjusted EBITDA margins are calculated based on the exact segment adjusted EBITDA and gross segment revenue and therefore may not calculate the same based off the rounded figures presented above.

The following table provides change comparisons in segment revenue and segment adjusted EBITDA by each reportable segment for the year ended December 31, 2025 and 2024, by dollar and percentage:
	Change Between 2025 and 2024 by $ and %
($ in millions)	Engine Products – Europe		Engine Products – North America		Turbo Wheels
Third-party revenue – consolidated	$72	23%	30	13%	(11)	(6)%
Inter-segment sales	$(1)	(50)%	(7)	(29)%	—	n/m
Gross segment revenue	$71	22%	23	9%	(11)	(6)%
Adjusted cost of sales(1)	$(33)	(14)%	(11)	(6)%	8	(5)%
Adjusted selling, general and administrative expenses(1)	$—	—	(1)	(9)%	(1)	(6)%
Other segment items(2)	$(5)	(100)%	2	20%	6	(75)%
Segment adjusted EBITDA	$33	63%	9	21%	2	20%
Engine Products — Europe
The Engine Products — Europe segment manufactures complex, highly engineered engine products which include complex precision cast components and superalloys which are primarily used in the IGT end market as well as the Aerospace end market and includes our Chard, Deritend, Bochum and R&C facilities. Gross segment revenue for Engine Products — Europe increased by $71 million, or 22%, to $387 million for the year ended December 31, 2025, compared to $316 million for the year ended December 31, 2024. Segment adjusted EBITDA for Engine Products — Europe increased by $33 million, or 63%, to $85 million for the year ended December 31, 2025, compared to $52 million for the year ended December 31, 2024. The increase in total net sales in the Engine Products — Europe segment for the year ended December 31, 2025 is primarily attributable to the increase in capacity in our Engine Products — Europe segment leading to increased output to better meet the higher levels of customer demand. Strong end market demand driven by IGT has led to increased volume and scarcity of supply. The increase in sales has dropped through to segment adjusted EBITDA at 46%, demonstrating the operational leverage impact of increased volume alongside increases in value-pricing. This resulted in an increase in segment adjusted EBITDA margin from 16.5% in 2024 to 21.9% in 2025.
Engine Products — North America
The Engine Products — North America segment manufactures complex, highly engineered engine products which include complex precision cast components and superalloys which are primarily used in the Aerospace end market as well as the IGT end market and includes our Groton, Oxford, Springfield, Mexicali and Long Beach facilities. Gross segment revenue for Engine Products — North America increased by $23 million, or 9%, to $283 million for the year ended December 31, 2025, compared to $260 million for the year ended December 31, 2024. Segment adjusted EBITDA for Engine Products — North America increased by $9 million, or 21%, to $51 million for the year ended December 31, 2025, compared to $42 million for the year ended December 31, 2024. The increase in gross segment revenue is primarily attributable to increased output against continued high levels of customer demand in Aerospace, with output limited by a temporary interruption of production in 2025 in order to expand through the installation of new capital equipment. The increase in sales has dropped through to segment adjusted EBITDA at 39%. This resulted in an increase in segment adjusted EBITDA margin from 16.2% in 2024 to 18.2% in 2025.
Turbo Wheels
Our Turbo Wheels segment primarily serves the Transportation end market and includes our Trucast UK, Trucast US, Uni-Pol China, Uni-Pol India and Ivostud facilities. It focuses on serving the Transportation market and solely manufactures turbocharger wheels and other precision components for commercial vehicle and passenger car turbo engines, focusing on enhancing engine efficiency and performance. Gross segment revenue for Turbo Wheels decreased by $11 million, or 6%, to $185 million for the year ended December 31, 2025, compared to $196 million for the year ended December 31, 2024. Segment adjusted

EBITDA for Turbo Wheels increased by $2 million, or 20%, to $12 million for the year ended December 31, 2025, compared to $10 million for the year ended December 31, 2024. The decrease in gross segment revenue for the Turbo Wheels segment is primarily attributable to decreases in end market demand. Cost saving initiatives have offset the impact to segment adjusted EBITDA, resulting in an increase in segment adjusted EBITDA margin from 5.1% in 2024 to 6.5% in 2025.
Other segment items
Other segment items primarily relates to the recharge of corporate costs to the primary segments. The allocation is done based on an assessment of the services received by each primary segment. The reduction in other segment items in Turbo Wheels from $8 million in 2024 to $2 million in 2025 relates to a partial credit of certain costs recharged in 2024.
For more information regarding our segments, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
Liquidity and Capital Resources
Our principal historical cash requirements have been to fund working capital, capital expenditures and to service our indebtedness. We expect to satisfy our cash requirements with cash on hand, cash flows from operations and available borrowings under our external financing facilities.
Term Loan
On April 23, 2024, we entered into a six-year, senior secured term note loan facility with a syndicate of financial institutions, which was subsequently amended in April 2025 (as amended, the “Term Loan”) to refinance our then-existing indebtedness and increase liquidity. The interest on the outstanding principal balance of the Term Loan is payable quarterly and accrues at a variable rate based on Secured Overnight Financing Rate “SOFR” plus a 6.5% margin. The Term Loan is secured by our property, plant and equipment and the obligations are guaranteed by certain of our subsidiaries. As of December 31, 2025 and 2024, we had an outstanding balance of $517 million and $470 million, respectively, under the Term Loan and the effective interest rate was 10.8% and 11.6%, respectively. The maturity date of the Term Loan is April 23, 2030, provided that the maturity date under the Shareholder PIK Loan (in effect on or prior to December 5, 2027) is extended to July 23, 2030, otherwise the maturity date of the Term Loan will be December 5, 2027.
Shareholder PIK Loan
On March 6, 2020, we entered into a payment-in-kind loan facility, or the Shareholder PIK Loan, with a syndicate of financial institutions to refinance our then-existing indebtedness. We effected several amendments to the Shareholder PIK Loan, for instance we amended the Shareholder PIK Loan in 2024 to extend the maturity date from March 6, 2025 to March 6, 2028. The Shareholder PIK Loan bears interest at a fixed rate of 14% per annum, of which 0.5% is paid in cash and 13.5% accrues on the then-outstanding principal balance as PIK interest, in each case which is paid and capitalized (as applicable) quarterly, and the principal amount of the Shareholder PIK Loan is due at maturity. In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026. As of December 31, 2025 and 2024, we had an outstanding balance of $878 million and $728 million, respectively, under the Shareholder PIK Loan and the effective interest rate was 14.0% per annum in both periods. Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026.
Revolving Credit Facility — ABL Facility
On March 6, 2020, we entered a seven-year senior secured asset backed lending facility with Wells Fargo, which was subsequently amended in August 2022, or as amended, the ABL Facility, which provides for a maximum borrowing capacity of up to £90 million ($121 million using a conversion rate of £0.74 per U.S. dollar as at December 31, 2025) and was primarily intended to provide for our working capital needs. Interest on outstanding borrowings under the ABL is payable monthly and accrues at a variable rate based on

SONIA/SOFR/EURIBOR plus 3.0%, and we pay a commitment fee of 0.9% per annum on the unused portion of the facility. The ABL Facility is secured by our accounts receivable and inventory and our obligations are guaranteed by certain of our subsidiaries. As of December 31, 2025, we had an outstanding balance of $1 million which compares to $40 million as of December 31, 2024 under the ABL Facility and the effective interest rates ranged from 5.3% – 7.3% for the year ended December 31, 2025 and (6.5% – 8.1%) for the year ended December 31, 2024.
At December 31, 2025, we had other loans of $38 million, as compared to $49 million at December 31, 2024. These consisted of a number of working capital and term loan facilities in India and China and some equipment financing in the United States and the United Kingdom.
At December 31, 2025, we had cash and cash equivalents of $32 million, as compared to $25 million at December 31, 2024, and $0 in restricted cash deposit as compared to $7 million at December 31, 2024.
Capital Expenditures
We have invested more than $170 million in our manufacturing facilities since 2020, which has expanded our capacity and replaced aged machinery with state of the art equipment which has and will improve operational performance and margins. We expect to incur approximately $58 million in capital expenditures over the next 12 months primarily to increase our capacity and capabilities.
Working Capital
We believe that our current cash and cash equivalents and the amounts available under our revolving credit facility will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following this offering.
Cash Flows
The following table summarizes the major components of net cash flows for the periods presented:
	Three months ended
($ in millions)	March 29, 2026	March 30, 2025
Net cash from/(used in) operating activities	(7)	19
Net cash used in investing activities	(10)	(4)
Net cash (used in)/generated from financing activities	18	(22)
Effect of exchange rate fluctuations on cash and cash equivalents and restricted cash deposit	—	8
Net increase/(decrease) in cash and cash equivalents and restricted cash deposit	1	1
Operating Activities
Our primary source of operating cash inflows is customer receipts. Our primary uses of operating cash outflows are payments to suppliers, employees and utility providers, as well as for interest payments. As our business has expanded, our working capital requirements have grown. We expect our working capital to grow as we continue to grow our business.
For the three months ended March 29, 2026, net cash used in operating activities was $(7) million, primarily attributable to net income adjusted to remove non-cash items of $23 million and an increase in operating assets and liabilities of $30 million. The net cash used in operating activities in the three months to March 29, 2026 was negatively impacted by an increase in input metal costs, which is the key driver of the increase in inventories of $43 million. For the three months ended March 30, 2025, net cash from operating activities was $19 million, primarily attributable to net income adjusted to remove non-cash items of $28 million and an increase in operating assets and liabilities of $7 million. Net cash from/(used in) operating activities included $15 million and $3 million of interest paid for the three months ended March 29, 2026 and March 30, 2025, respectively.

Investing Activities
Our investing activities have primarily consisted of purchases of property, plant and equipment. For the three months ended March 29, 2026, net cash used in investing activities was $(10) million, which was made up of $10 million of capital expenditures. For the three months ended March 30, 2025, net cash used in investing activities was $(4) million, which was made up of $4 million of capital expenditures.
Financing Activities
Our financing activities have primarily consisted of repayments of borrowings and proceeds from borrowings.
Our financing activities have primarily consisted of repayments of borrowings and proceeds from borrowings. Net cash provided by financing activities was $18 million for the three months ended March 29, 2026, primarily attributable to net drawdowns against the ABL Facility and other debt facilities. All customer receivables secured under the ABL agreement are paid back to the ABL Facility on a daily basis driving the majority of the $275 million of repayment of borrowings in the three months ended March 29, 2026 ($197 million in the three months ended March 30, 2025), alongside other repayments to our other debt facilities. This is offset by the proceeds of borrowings which primarily relates to draw downs against the ABL Facility of $293 million in the three months ended March 29, 2026 ($175 million in the three months ended March 30, 2025). Net cash used in financing activities was $(22) million for the three months ended March 30, 2025, primarily attributable to net repayments of borrowings under the ABL Facility and other debt facilities.
The following table summarizes the major components of net cash flows for the periods presented:
	Year Ended December 31
($ in millions)	2025	2024
Net cash from/(used in) operating activities	42	(17)
Net cash used in investing activities	(31)	(35)
Net cash (used in)/generated from financing activities	(13)	50
Effect of exchange rate fluctuations on cash and cash equivalents and restricted cash deposit	2	—
Net decrease in cash and cash equivalents and restricted cash deposit	—	(2)
Operating Activities
Our primary source of operating cash inflows is customer receipts. Our primary uses of operating cash outflows are payments to suppliers, employees and utility providers, as well as for interest payments. As our business has expanded, our working capital requirements have grown. We expect our working capital to grow as we continue to grow our business.
In 2025, net cash flows from operating activities was $42 million, primarily attributable to net income adjusted to remove non-cash items of $41 million and a $1 million decrease in operating assets and liabilities. In 2024, net cash used in operating activities was $17 million primarily attributable to net income adjusted to remove non-cash items of $19 million and an increase in operating assets and liabilities of $36 million. Net cash from / (used) in operating activities included $72 million and $71 million of interest paid in 2025 and 2024, respectively. The change in net cash from/(used) in operating activities is primarily attributable to an increase in customer receipts linked to the increase in revenue from payments, as well as an increase in supplier payments. Given that the increase in customer receipts exceeded the increase in supplier payments, net cash from operations is net up overall. This resulted in an increase in net income adjusted to remove cash items of $22 million and the increase in operating assets and liabilities in 2024 of $36 million compared to a $1 million decrease in 2025 which resulted in a $59 million improvement in net cash from operations.
Investing Activities
Our investing activities have primarily consisted of purchase of property, plant and equipment. In 2025, net cash used in investing activities was $31 million, which was made up of $31 million of capital expenditures. In 2024, net cash used in investing activities was $35 million, which included $37 million of capital expenditures, partially offset by proceeds received from fixed asset disposals.
Financing Activities
Our financing activities have primarily consisted of repayments of borrowings and proceeds from borrowings.
Net cash used by financing activities was $13 million for 2025 which is primarily attributable to the net repayment to our ABL Facility, partially offset by the additional draw down on the Term Loan facility on April 25, 2025. All customer receivables secured under the ABL agreement are paid back to the ABL Facility on a daily basis driving the majority of the $1,019 million of repayment of borrowings ($1,323 million in 2024), alongside other repayments to our other debt facilities. This is partially offset by the proceeds of borrowings which primarily relates to draw downs against the ABL Facility of $1,006 million ($1,384 million in 2024), alongside other drawdowns from our other debt facilities. Net cash provided by financing activities was $50 million for 2024 consisting primarily of the net position of proceeds from and repayments to our ABL Facility along with the proceeds from the refinancing of the Term Loan on April 23, 2024. The decrease in net cash generated by financing activities is primarily attributable to the improvements in net cash from operating activities in 2025 and the reduced need for net cash from financing activities. We expect the completion of this offering to result in a material increase in our cash flows from financing activities.
Contractual Obligations
As of December 31, 2025 and 2024, there were $53 million and $11 million committed capital expenditure but not spent mainly related to Plant, machinery and equipment, respectively.
As of December 31, 2025, our total debt was $1,434 million, including $1,280 million in non-current borrowings and $154 million in current borrowings, as compared to total debt of $1,287 million, including $1,255 million in non-current borrowings and $32 million in current borrowings as of December 31, 2024. For more information on our non-current borrowings, see “— Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. Our total lease obligations are $16 million, with $2 million due in less than one year. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.
As of March 29, 2026, our total debt was $712 million, including $549 million in non-current borrowings and $163 million in current borrowings. Our total lease obligations are $18 million, with $5 million due in less than one year.
Other Obligations and Commitments
Management Incentive Plan
As part of the 2020 restructuring, we implemented a cash-based management incentive plan which was designed to provide incentives for our senior management and to deliver long-term shareholder returns. The total liability in respect of the MIP was $146 million and $54 million for the years ended December 31, 2025 and December 31, 2024, respectively, of which $132 million and $49 million, respectively, was separately presented on the consolidated balance sheet, and $14 million and $5 million, respectively, was recognized in accrued expenses and other current liabilities related to social security and sundry taxes. For more details, see Note 18 to our audited consolidated financial statements included elsewhere in this prospectus.
In addition, we have future obligations under various contracts relating to pensions and other post-retirement benefit plans. For more detailed information, see Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.
Off-Balance Sheet Arrangements
We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities. We have issued two letters of credit against the ABL Facility which relate to UK energy hedging contracts and intra-Group financing arrangements. These are not expected to have a material impact on us.
Quantitative and Qualitative Disclosure about Market Risk
Foreign Currency Risk
Our reporting currency is the U.S. dollar. The reporting and functional currency of our wholly-owned foreign subsidiaries is a combination of local currency and the U.S. dollar.
Our sales and operating expenses are generally denominated in the currencies of the countries in which our operations are located, which are in the United States, the United Kingdom, Germany, Mexico, China and India. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. We hedge our exposure to fluctuations in foreign currency exchange rates through the use of forward foreign currency exchange contracts. A 10% increase or decrease in the relative value of the U.S. dollar for the year ended December 31, 2025 would not have resulted in a material impact on our operating results.
Interest Rate Risk
Our primary exposure to interest rate risk results from outstanding borrowings under the Term Loan and Revolving Credit Facility, which has a variable interest rate component. We estimate that a 1.0% increase in the applicable average interest rates for the year ended December 31, 2025 would have resulted in an estimated $5 million increase in interest expense. See “— Liquidity and Capital Resources” above.
We had cash of $32 million and $25 million as of December 31, 2025 and 2024, respectively, and restricted cash deposits of $0 and $7 million as of December 31, 2025 and 2024, respectively, which is held for working capital and general corporate purposes. We do not have cash equivalents, other restricted cash or marketable securities and we do not enter into investments for trading or speculative purposes. Our cash holdings in interest-bearing accounts are exposed to market risk due to fluctuations in interest rates, which may affect our interest income.
We will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.
Inflation Risk
We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation, but we do not believe that inflation has had a material effect on our business, results of operations, or financial condition. We expect the impact of such increases will be mitigated by efforts to lower costs through manufacturing efficiencies and identifying alternative sourcing and pass-through clauses in our contracts, as we did in the year ended December 31, 2025. However, continued cost inflation and supply chain disruptions during 2026 may continue to require similar efforts to mitigate the impact of continued cost inflation and supply chain disruptions on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carrying value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

Application of Critical Accounting Policies and Estimates
Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this prospectus. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results could differ in a material adverse manner from these estimates. See “Risk Factors” for a discussion of the possible risks which may affect these estimates.
We believe that the accounting policies discussed below are the most critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations. For additional significant accounting policies, Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
Revenue
Revenue related to contracts with customers is recognized in accordance with ASC 606, Revenue from Contracts with Customers, when the associated performance obligation has been satisfied and the control of the goods has been transferred to customers, in an amount that reflects the consideration we expect to receive in exchange for those goods.
We follow the five-step model outlined in ASC 606 for revenue recognition:
•
Identification of the contract(s) with the customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, a performance obligation is satisfied

Identification of Performance obligations
Product sales
We produce Engine Products which include turbine airfoils and structural castings for the aeroengines and IGT power systems as well as turbocharger wheels for commercial vehicle and passenger car turbo engines.
Consignment arrangements
We also have consignment inventory agreements whereby we provide goods to a consignee to sell, but we retain ownership of the goods until they are sold to an end-customer or we surrender control of the inventory to the consignee for payment.
Determining transaction price and standalone selling prices
The transaction price is determined upon establishment of the contract that contains the final terms of the sale, including the description, quantity, and price of each product purchased. Our contracts typically only have one performance obligation, such that we do not allocate components of the transaction price.

Variable consideration
Certain contracts with customers give rise to variable consideration. At contract inception, we have the right to charge customers when the market price of certain metals and other alloys exceeds the price stated within the contract. At contract inception, we constrain all estimates of variable consideration and do not include the variable consideration in the transaction price. At each period end, we will recognize revenue for the amount in which the market price of the metals and other alloys exceeds the stated contract price. Variable consideration is estimated utilizing the most likely amount method that is expected to be earned as we are able to estimate within a sufficiently narrow range of possible outcomes based on observable market prices and the terms of the underlying contracts. Variable consideration is reassessed at each reporting date and adjustments are made, when necessary.
We also provide certain customers the right of return of scrap material, which we can use to fulfill future customer orders. Estimated scrap material returns are variable consideration recorded as a reduction in revenues at the time of sale, based using the expected value method. We estimate the variable consideration using historical return experience, adjusted for known trends, to arrive at the amount of consideration expected to be received. We evaluate the return liability at each reporting date, and adjustments, are made, when necessary. Liabilities for return allowances are included in other accrued and other current liabilities on the consolidated balance sheets. The rights to recover products from customers associated with its liabilities for return reserves are included in inventory on our consolidated balance sheets.
Satisfaction of performance obligations
For product sales, most of our revenue is derived from sales of goods under ex-works shipping terms, whereby control of the goods transfers to the customer when the products are made available for collection at our premises. At that point, the customer assumes the risks and rewards of ownership, including responsibility for transportation and handling. For non-ex works terms with customers, revenue is recognized at the time of delivery to, or collection by, the customer and when all performance obligations under the sale contract have been fulfilled and title has passed to the customer.
For consignment inventory agreements, revenue is recognized upon the end-customer receiving goods from the consignee, or when we surrender control of the inventory to the consignee.
Payment terms
Invoices are issued to and are due for payment by customers according to the terms of the contractual arrangement that exists. Contractual terms vary by customer and invoices are generally settled between the date of issue prior to delivery and up to 90 days after the invoice date (depending on the terms negotiated in advance). For revenue recognized over time, customers are billed based on the terms of the contract, which are typically monthly, or quarterly. Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.
Contract assets and liabilities
We do not have material contract assets or contract liabilities associated with customer contracts. Our contracts with customers do not generally result in material amounts billed to customers in excess of recognizable revenue. We did not recognize material revenue during the years ended December 31, 2025 and 2024 that was included in the contract liability balance as of January 1, 2024 and January 1, 2025, respectively.
Costs to obtain or fulfill a customer contract
We have certain costs to obtain and fulfill a customer contract, such as shipping costs. We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. Incremental costs of obtaining contracts that would be recognized over greater than one year are not material.

Significant estimates and judgments
The revenues accounted for under ASC 606 do not require significant estimates or judgments, primarily for the following reasons:
•
The transaction price is generally fixed and stated on our contracts;

•
As noted above, our contracts generally do not include multiple performance obligations, and accordingly do not generally require estimates of the standalone selling price for each performance obligation; and

•
Most of our revenue is recognized as of a point-in-time and the timing of the satisfaction of the applicable performance obligations is readily determinable. As noted above, revenue is generally recognized at the time of delivery to the customer, or in the case of ex-works contracts, when we make the product available to the customer.

Inventories
Inventories are stated at the lower of cost and net realizable value on a first-in, first-out basis. Cost comprises direct materials and, where applicable, direct labor costs and those overheads, including depreciation of property, plant and equipment, that have been incurred in bringing the inventories to their present location and condition. When cost is computed using standard cost, the standard cost approximates actual cost. Direct materials mainly consist of alloy which can either be 100% virgin or an approved blend, including the use of revert material which arises as a by-product of the production processes. Net realizable value represents the estimated selling prices less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.
If we identify excess, obsolete or unsalable items, inventories are written down to their net realizable value in the period in which the impairment is identified. These adjustments are recorded based upon various factors, including the level of product manufactured by us, and current and projected demand.
Goodwill
Goodwill is the excess of the purchase price over the estimated fair values of the underlying net assets of an acquired business. At the time of acquisition, goodwill is allocated to reporting units based on the relative fair value of each reporting unit at the acquisition date. We assess goodwill for impairment at least annually, with the latest assessment performed as of December 31, or more frequently if conditions indicate that such impairment could exist. Impairment testing for goodwill is performed at the reporting unit level. We first evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, or if we elect to bypass the qualitative assessment, a quantitative test is performed. The quantitative test calculates the excess of the reporting unit’s fair value over its carrying amount, including goodwill, utilizing a discounted cash flow method. The test for impairment of goodwill requires us to make several assumptions and estimates regarding market conditions and our future profitability to determine the fair value of the reporting unit. Significant assumptions used in the reporting unit fair value measurements include forecasted cash flows, including revenue and expense growth rates, discount rates, and revenue and earnings multiples. An impairment loss is recognized when the carrying amount of the reporting unit net assets exceeds the estimated fair value of the reporting unit. The impairment loss is limited to the total amount of goodwill allocated to that reporting unit.
Impairment of long-lived assets
Long-lived assets consist primarily of property and equipment, right-of-use lease assets, and definite-lived intangible assets. We assess the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indications of impairment exist, projected future undiscounted cash flows associated with the asset (or asset group) would be compared to the carrying value of the asset to determine whether the asset’s value is recoverable. If impairment is determined, we record an impairment loss equal to the excess of the carrying value of the long-lived asset over its estimated fair value in the period at which such a determination is made.

In assessing the level of the impairment, we compared the carrying value of our investment to its fair value, less costs to sell where the fair value less costs to sell was based on determined primarily based on the expected transaction price contemplated under the letter of intent. Upon classification of the Ivostud business as held for sale, its cumulative foreign currency translation adjustment within shareholders’ equity was included with its carrying value.
Income Taxes
The taxation expense for the year represents the sum of current tax and deferred tax. The expense is recognized in the Consolidated Income Statements, in the Statements of Comprehensive Income or in equity depending on the accounting treatment of the related transaction.
Current Tax
Current tax is determined based on taxable income for the period, including adjustments for prior periods. It is calculated using tax rates that have been enacted at the end of the reporting period. We have elected to record penalties related to income tax within its income tax expense (benefit) and interest within its interest expense.
Deferred Tax
We account for income taxes in accordance with ASC 740, “Income Taxes” using the asset and liability method.
Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense (benefit) in the period the tax rates are enacted.
Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred tax assets for each of the jurisdictions in which they operate by assessing all positive and negative evidence. This includes historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the reversal of certain deferred tax liabilities, tax loss carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we establish a valuation allowance.
Unrecognized Tax Benefits
We recognize benefits from tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the consolidated financial statements from such positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Judgment is required in evaluating tax positions and determining unrecognized tax benefits. We re-evaluate the technical merits of our tax positions and may recognize the benefit of a tax position in certain circumstances, including when: (1) a tax examination is completed; (2) applicable tax laws change, including through a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires.
Residual Income Tax Effects
We allocate income taxes to other comprehensive income and income tax amounts accumulate in accumulated other comprehensive income, or AOCI, in accordance with ASC 740, Income Taxes. The income tax effects of items included in AOCI are released into the consolidated statement of income (loss) in the same period in which the related pre-tax amounts are reclassified using the specific identification method. When an event occurs that results in the partial or full reclassification of amounts from AOCI (such as disinvestment of foreign operations), the corresponding income tax effects are released from AOCI and recognized in income consistent with the underlying item.
Quarterly Results of Operations and Other Financial Data
The following tables set forth our historical unaudited consolidated statements of operations for each of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments necessary for a fair presentation of the financial information presented. Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial data set forth below should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.
	Three months ended
($ in millions, except share and per share amounts)	March 30, 2025	June 29, 2025	September 28, 2025	December 31, 2025	March 29, 2026
Consolidated Statements of Income (Loss):
Revenue	188	201	221	227	237
Cost of sales	(146)	(150)	(168)	(180)	(180)
Gross profit	42	51	53	47	57
Selling, general and administrative expenses	(42)	(45)	(50)	(61)	(45)
Interest expense	(52)	(55)	(57)	(58)	(53)
Interest income	—	—	1	1	—
Foreign currency gain/(loss), net	8	13	(5)	—	(2)
Reversal/(Impairment) of disposal group held for sale	—	3	—	2	—
Loss before income tax	(44)	(33)	(58)	(69)	(43)
Income tax benefit (expense)	(9)	(16)	16	40	(4)
Net loss	(53)	(49)	(42)	(29)	(47)
Net loss per share attributable to ordinary shareholders – basic and diluted	(0.12)	(0.11)	(0.09)	(0.06)	(0.10)
Weighted-average shares outstanding used in computing net loss per share attributable to ordinary shareholders – basic and diluted	451,747,577	451,747,577	451,747,577	451,747,577	451,747,577
Other Data (in thousands, except percentages):
Adjusted EBITDA(1)	29	36	37	36	40
Adjusted EBITDA Margin(1)	15.4%	17.9%	16.7%	15.9%	16.9%

(1)
See “— Non-GAAP Financial Measures” below for how we define and calculate adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss), a reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, and a discussion about the limitations of these non-GAAP financial measures.

Non-GAAP Financial Measures
Adjusted EBITDA and adjusted EBITDA margin
Adjusted EBITDA is a non-GAAP financial measure that we define as net loss before interest income, interest expense, income taxes, depreciation and amortization, and further adjusted for certain items that management believes are not indicative of our core operating performance, including site closure, refinancing, and other re-organization costs, legal and professional fees incurred on refinancing of the senior debt facility, receipt of an insurance claim, management incentive plan expenses which are not expected to continue at the same level in future periods, impairment of non-core assets held for sale or gains from remeasurements from the change in fair value of the disposal group, one-off costs related to the IPO, costs incurred in relation to the development of an upgraded ERP system, and foreign currency gains and losses that relate to our external and intra-Group financing structure. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.
The following table reconciles net loss, the most directly comparable U.S. GAAP measure, to adjusted EBITDA and adjusted EBITDA margin for the periods presented for each of the quarters indicated (in millions unless otherwise indicated):
	Three Months Ended					Year Ended
($ in millions)	March 30, 2025	June 29, 2025	September 28, 2025	December 31, 2025	March 29, 2026	December 31, 2025	December 31, 2024
Net income/(loss)	$(53)	$(49)	$(42)	$(29)	$(47)	$(173)	$(193)
Interest income	(0)	(0)	(1)	(1)	(0)	(2)	(1)
Interest expense(1)	52	55	57	58	53	222	203
Income taxes	9	16	(16)	(40)	4	(31)	8
Depreciation and amortization	7	7	7	11	7	32	32
Site closure and refinancing costs	0	1	(1)	(1)	0	(1)	7
One-time costs related to the IPO	0	0	5	13	8	18	0
Claims, settlements and litigation costs	0	(2)	1	3	0	2	(2)
Long term management incentive plan(2)	21	23	21	22	13	87	29
IT development project and others	1	1	1	2	0	5	0
Loss on debt modification	—	—	—	—	—	—	9
Impairment/(reversal) of disposal group held for sale	0	(3)	0	(2)	0	(5)	9
Foreign currency gain/(loss), net	(8)	(13)	5	0	2	(16)	(4)
Adjusted EBITDA	$29	$36	$37	$36	$40	$138	$97
Revenue	$188	$201	$221	$227	$237	$837	$746
Adjusted EBITDA margin	15.4%	17.9%	16.7%	15.9%	16.9%	16.5%	13.0%

(1)
Includes $148 million and $121 million of interest in respect of the Shareholder PIK Loan in 2025 and 2024, respectively, and $40 million and $36 million for the three months ended March 29, 2026 and March 30, 2025, respectively. The total outstanding principal balance was $878 million and $728 million, as of December 31, 2025 and 2024, respectively. In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026. Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Relates to the non-cash MIP expenses which are not expected to continue at the same level in future periods.

We present adjusted EBITDA and adjusted EBITDA margin as supplemental performance measures because we believe they facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net and foreign currency gains and losses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), non-cash charges resulting from depreciation of long-lived assets (affecting relative depreciation and amortization expense) and other items that are not representative of core operating performance or items that we do not expect to continue at the same level in future periods. We believe that adjusted EBITDA and adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net loss recognized in accordance with U.S. GAAP.
We understand that although adjusted EBITDA and adjusted EBITDA margin are frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA and adjusted EBITDA margin have limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:
•
adjusted EBITDA and adjusted EBITDA margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments, including depreciation and amortization of assets that often have to be replaced in the future, or amounts due under our MIP (see “Certain Relationships and Related Party Transactions — Management Incentive Plan”); and

•
adjusted EBITDA and adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs.

Adjusted net income/loss
Adjusted net income is a non-GAAP financial measure that we define as net income/loss adjusted for certain items that management believes are not indicative of our core operating performance, including site closure, refinancing, and other re-organization costs, legal and professional fees incurred on refinancing of the senior debt facility, the loss on debt modification following the refinancing activity, receipt of an insurance claim, management incentive plan expenses which are not expected to continue at the same level in future periods, impairment of non-core assets held for sale or gains from remeasurements from the change in fair value of the disposal group, one-off costs related to the IPO, costs incurred in relation to the development of an upgraded ERP system, foreign currency gains and losses that relate to our external and intra-Group financing structure, Shareholder PIK loan interest expense and tax adjustments.
The following table reconciles net loss, the most directly comparable U.S. GAAP measure, to adjusted net loss for the periods presented:

	Three Months Ended		Year Ended December 31,
($ in millions)	March 29, 2026	March 30, 2025	2025	2024
Net loss	(47)	(53)	(173)	(193)
Site closure and refinancing costs	—	—	(1)	7
One-time costs related to the IPO	8	—	18	—
Claims, settlements and litigation costs	—	—	2	(2)
Long term management incentive plan	13	21	87	29
IT development project and others	—	1	5	—
Loss on debt modification	—	—	—	9
Impairment of disposal group held for sale	—	—	(5)	9
Foreign currency gain/(loss), net	2	(8)	(16)	(4)
Shareholders PIK loan interest expense	40	36	148	121
Tax charge relating to the above adjustments	(4)	(4)	(20)	(11)
Adjusted net income (Loss)	12	(7)	45	(35)
We present adjusted net income/(loss) as a supplemental measure because we believe it provides information to management and investors about operating performance across reporting periods on a consistent basis by excluding items that are not representative of core operating performance or items that we do not expect to continue at the same level in future periods. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net income/(loss) recognized in accordance with U.S. GAAP. We understand that although adjusted net income/(loss) is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted net income/(loss) has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our net income/(loss) as reported under U.S. GAAP. Limitations associated with using adjusted net income/(loss) include that there may be additional adjustments in future periods that may be excluded from the measure. Management believes it is appropriate to also consider net income/(loss) as the most comparable U.S. GAAP measure. Other companies, including companies in our industry, may calculate adjusted net income/(loss) differently or not at all, which reduces their usefulness as a comparative measure. You should consider adjusted net income/(loss) along with other financial performance measures, including net income/(loss), and our financial results presented in accordance with U.S. GAAP. We understand that although adjusted net income/(loss) are frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted net income/(loss) have limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:
•
The exclusion of costs such as asset impairments, restructuring, refinancing and site closure costs which can impact on shareholder value; and

•
Where the exclusions relate to cash costs this can result in a disconnect between adjusted net income/(loss) performance and cash flow performance.

Adjusted net debt and adjusted net debt to adjusted EBITDA
Adjusted net debt is a non-GAAP financial measure we define as the sum of borrowings, current and non-current, or total debt, less the carrying amount of shareholder loan facilities, and less cash and cash equivalents and restricted cash deposit. Adjusted net debt to adjusted EBITDA is defined as adjusted net debt divided by adjusted EBITDA.
The following table reconciles total borrowings, the most directly comparable U.S. GAAP measure, to adjusted net debt and adjusted net debt to adjusted net EBITDA for the periods presented:

	Three Months Ended March 29, 2026	Year Ended December 31,
($ in millions)		2025	2024
Borrowings, current	163	154	32
Borrowings, non-current	549	1,280	1,255
Less: Shareholder PIK Loan	(137)	(878)	(728)
Less: Cash and cash equivalents and restricted cash deposit	(33)	(32)	(32)
Adjusted net debt	542	524	527
Last 12 months Adjusted EBITDA	149	138	97
Adjusted net debt to adjusted EBITDA	3.6	3.8	5.4
We present adjusted net debt and adjusted net debt to adjusted EBITDA as supplemental measures because we believe they are key indicators of our financial leverage and capital structure that provides view of our financial leverage by excluding shareholders’ loan (Shareholder PIK Loan) as it offers a clearer picture of our third parties debt obligations that are typically subject to significant cash interest amounts. In December 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026. Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026. See “— Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. Additionally, we intend to use certain of the net proceeds from this offering to repay the remaining balance of the Shareholder PIK Loan.
Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for borrowings, current and non-current recognized in accordance with U.S. GAAP.
Other companies, including companies in our industry, may calculate adjusted EBITDA, adjusted EBITDA margin, adjusted net debt, adjusted net debt to adjusted EBITDA, and adjusted net income/(loss) differently or not at all, which reduces their usefulness as a comparative measure. You should consider adjusted EBITDA, adjusted EBITDA margin, adjusted net debt, adjusted net debt to adjusted EBITDA, and adjusted net income/(loss) along with other financial performance measures, including net income/(loss), net cash from/(used) in operating activities and total borrowings and our financial results presented in accordance with U.S. GAAP.
New and Revised Financial Accounting Standards
The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
Recently Issued and Adopted Accounting Pronouncements
The following standards have been recently issued which could be applicable to us.
Recently adopted accounting standards
In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280). ASU 2023-07 requires that a public entity disclose: (1) on an annual and interim basis, significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss; (2) on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The other segment items category is the difference between segment revenue less the segment expenses disclosed and each reported measure of segment profit or loss. For public business entities, the new guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted the new guidance in 2024. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
Accounting standards issued but not yet adopted
In December 2023, the Financial Accounting Standards Board, or FASB, issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance in this ASU enhances the transparency and decision functionality of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flow. The amendments in this ASU require public entities to disclose the following specific categories in the rate reconciliation by both percentages and reporting currency amounts: the effect of state and local income tax, net of federal (national) income tax, foreign tax effects, effects of changes in tax laws or rates enacted in the current period, effects of cross-border tax laws, tax credits, changes in valuation allowances, nontaxable or nondeductible items and changes in unrecognized tax benefits. The amendments in ASU 2023-09 also require public entities to provide additional information for reconciling items that meet the quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income (loss) by the applicable statutory income tax rate). The ASU requires reporting entities to annually disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign localities. The amendments in this ASU should be applied on a prospective basis and retrospective application is permitted. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, entities other than public business entities have an additional year to adopt the guidance. We will apply the amendments in this ASU for the first time in the annual period ending December 31, 2026, under the non-public business entities adoption timeline available for an emerging growth company, and are currently assessing the impact of the adoption of ASU 2023-09 on the disclosures in the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance in this ASU improves the disclosures about a public business entity’s expense by requiring more detailed information about the types of expenses included within the income statement expense captions, such as: inventory purchases, employee compensation, depreciation and intangible asset amortization. This ASU does not change or remove current expense disclosure requirements, however, it does affect where this information appears in the notes to financial statements, as entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. ASU 2024-03 is a requirement for additional disclosure. Additionally, in January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220- 40): Clarifying the Effective Date, which clarifies the effective date for non-calendar year-end entities. We will apply the amendments in this ASU for the first time in the annual period ending December 31, 2027, under the non-public business entities adoption timeline available for an emerging growth company, and currently assessing the impact of the adoption of ASU 2024-03 on the consolidated financial statements.

Business
Our Company
We are a leading independent manufacturer of complex, highly engineered engine products which include complex precision cast components and nickel- and cobalt- based superalloys primarily serving the high growth Aerospace and IGT end markets. Both markets are supported by highly-attractive, long-term structural growth drivers and are experiencing demand super cycles, which we expect to create a very strong, long-term growth environment for our business. We believe we are one of a limited number of companies worldwide with the cutting-edge engineering, chemistry, and metallurgy expertise, along with the large-scale specialized casting equipment required to manufacture these mission-critical parts under strict environmental controls for the most demanding applications within our end markets. In 2025, we maintained 14 principal facilities and generated $837 million of revenue, of which approximately 70% was covered by LTAs. All of our LTAs are framework agreements which set out the terms and conditions under which customers place specific purchase orders for our parts. The LTAs set out specific part pricing which is typically fixed but subject to escalation clauses which allow for the pass through to the customer of movement in metal costs, and other inflationary cost increases which give protection against rising input costs including tariffs, other input materials, labor, energy and logistics in a number of cases through prices linked to published indices. Other key terms in the LTAs include payment terms, performance metrics and other terms of business. Our LTAs typically span 5 years or longer and those for the Aerospace and IGT end markets typically guarantee us a minimum level of market share for the applicable part but in certain cases they also include long term volume commitments for the life of the LTA as is the case in three of our strategic customer partnerships.
We primarily manufacture Engine Products that operate across some of the most in-demand aeroengine and gas turbine platforms, as characterized by the large number of installed units and the substantial amount of sales orders that have been committed to by customers, or backlogs of our customers, which include the world’s leading global Aerospace and IGT OEMs. Through decades of operations, we have developed deep engineering expertise, technical know-how, and a collaborative, customer-centric culture that provides solutions to our OEM customers’ most complex casting challenges. Our capabilities and operational expertise complement our advanced manufacturing assets, leading to best-in-class quality assurance processes that allow us to deliver reliable performance at scale.
We believe our unique, customer-oriented approach deeply entrenches us in our customers’ manufacturing processes and has enabled our ongoing evolution from a transactional, individual parts supplier to a true, strategic partner. In 2024, we began expanding our existing strategic customer partnerships with a select number of key customers in the Aerospace and IGT end markets, including significant customer-funded investments to increase capacity at our manufacturing facilities. We expect the four strategic customer partnerships that have been fully agreed to date to deliver incremental annual revenue of more than $200 million when operating at full run rate. We believe we are currently the only competitor able to provide Aerospace and IGT OEMs with dedicated capacity and visibility into increased production planning. As we scale this approach, we believe it will drive larger portfolio-level awards and extended contracts with improved commercial terms and increased share-of-work, enabling us to win incremental business and take market share on priority programs.
The key to being able to facilitate customer demand in these supply-constrained markets is through owning our own supply chain. Our vertically integrated business model includes three superalloy manufacturing facilities which fulfill all our internal nickel- and cobalt-based superalloy requirements for our Engine Products for the Aerospace and IGT castings. We also operate integrated ceramic core production units at both of our large IGT facilities. High-performance nickel- and cobalt-based superalloys are extremely difficult to develop and manufacture but are essential to the casting production chain. Our vertical integration reduces our usage of external supply chains, which are currently experiencing significant capacity constraints, since our facilities produce the majority of the critical components that we require. Additionally, we also supply superalloys to a diverse set of external customers across the Aerospace and IGT end markets. Our vertical integration also includes key post-cast processes such as Hot Isostatic Pressing, heat treatment and X-Ray which are performed in-house at certain facilities. We have opportunities to further develop these capabilities and further reduce usage of external sub-contractors.

Our product portfolio includes critical components of nearly every major commercial aircraft program, all categories of large and heavy-frame IGT platforms currently in production, including aftermarket content on legacy IGT platforms, and several defense and space programs, positioning us to capture a meaningful share of the multi-billion-dollar total addressable market across the Aerospace and IGT end markets. Many of the current and next-generation aeroengine and gas turbine platforms we serve are experiencing some of the highest build rates in the industry and our customers are actively working to further increase production on key platforms to meet exceptional demand. We work directly with the world’s leading Aerospace and IGT OEMs such as GE Aerospace, Honeywell, Pratt & Whitney, Rolls-Royce, Safran, Ansaldo Energia, Doosan, GE Vernova and Siemens Energy. The majority of our Aerospace and IGT Engine Products operate in extreme environments, characterized by high temperature and pressure, and as such are safety-critical, integral components of our customers’ supply chains. Our position as a key supplier is supported by our strong relationships and consistent track record of on-time delivery of highly advanced precision cast components across the world that enables our customers to fulfill their multi-year orderbooks. Diversification by product, customer, and platform provides resiliency across cycles and supports strong, recurring revenue. Our content is embedded in the most in-demand aeroengine and gas turbine platforms today. Within the Aerospace end market, our products are critical to CFM International’s LEAP engine family and Pratt & Whitney’s GTF engine family, which are two leading single aisle engine families in the world powering Boeing’s 737 family and Airbus’ A320 and A321 families, and GE Aerospace’s GEnx engine, which powers the Boeing 787 Dreamliner. Within the IGT end market, our content is critical to major heavy-frame gas turbine programs such as the F-class and H-class turbines manufactured by Siemens Energy. Each of these aeroengine and gas turbine platforms are in high demand, with multi-year orderbook visibility.
Our key product groups of nickel-based and cobalt-based investment castings are used in a wide range of performance critical applications, including:
•
Engine Products — Aerospace: We manufacture structural castings largely for engines in the Aerospace end market and are actively expanding our Aerospace capabilities. Stationary parts, including turbine center frames, bearing housings, combustion diffusers, fins inducers, near flow path seals, blade outer seals, combustion seal segments, injector housings and nozzles.

•
Engine Products — IGT: We manufacture turbine airfoils (blades and vanes) for the IGT end market and are actively expanding our Aerospace capabilities. This includes rotating and stationary parts that operate in the hot section of an aeroengine or industrial gas turbine, where they must withstand extreme temperatures and pressures, which require exceptionally tight dimensional and metallurgical control and are safety-critical.

•
Hot-Side Turbocharger Wheels: We manufacture hot-side turbocharger wheels for the transportation end market for off-highway, commercial, and passenger vehicles. Turbocharging is one of the most powerful emissions reduction solutions for internal combustion engines and is universally used in hybrid powertrains.

The below two diagrams illustrate a selection of the products we manufacture, which primarily focus on the hot section of aeroengines and industrial gas turbines, respectively, with structural castings and torque bars being the key components of the engine products for Aerospace and turbine airfoils being the key components of the engine products for IGT:

Engine Products — Aerospace:
Engine Products — IGT:

(1)
Present throughout the entire engine

(2)
Present both in high pressure and low pressure turbine section

In 2025, approximately 70% of our revenue was covered by LTAs with our OEM customers, including our strategic customer partnerships, and approximately 30% of our revenue was derived from spot purchase orders. Our LTAs are framework agreements which set out the terms and conditions under which customers place specific purchase orders for our parts. The LTAs set out specific part pricing which is typically fixed but subject to escalation clauses which allow for the pass through to the customer of movement in metal costs, and other inflationary cost increases which give protection against rising input costs including tariffs, other input materials, labor, energy and logistics in a number of cases through prices linked to published indices. Other key terms in the LTAs include payment terms, performance metrics and other terms of business. Our LTAs typically span 5 years or longer; however, certain of our LTAs allow for termination by convenience by our customers. The LTAs for the Aerospace and IGT end markets typically guarantee us a minimum level of market share for the applicable part but in certain cases they also include long term volume commitments for the life of the LTA as is the case in three of our strategic customer partnerships. Our LTAs provide us with significant visibility on future volumes, revenue, and profitability with specific purchase orders being placed under these LTAs.
As at December 31, 2025, our order Backlog was $725 million, representing contractually firm purchase orders, which covers more than 12 months of production of Aerospace and IGT castings. As at March 29, 2026, our order backlog was $930 million, representing contractually firm purchase orders, which covers more than 12 months of production of Aerospace and IGT castings.
In 2024, we began expanding our strategic customer partnerships with a select number of key customers in the Aerospace and IGT end markets, including significant investments by the customer to increase the capacity at our manufacturing facilities. We expect the four strategic customer partnerships that have been fully agreed to date to deliver incremental annual revenue of more than $200 million when operating at full run rate. This revenue number is based on the specific parts set out in each of the agreements and either the volume commitment from the customer in the agreement or a demand forecast received from the customer applied to the contractual price as specified in the agreement. The structure of these strategic customer partnerships demonstrates the long-term commitment our customers are making to us and supports the capital investment necessary to increase our capacity. We believe these strategic customer partnerships will help us increase our market share of high-value content on key programs, which will be accretive to our overall adjusted EBITDA margin profile. We continue to build a pipeline of additional strategic customer partnerships which should offer a meaningful additional growth avenue for us moving forward.
Our revenue from spot purchase orders provides us with a high degree of flexibility in allocation of capacity and pricing. Given the current supply-constrained market conditions, we believe our mix of LTAs and spot purchase orders creates an optimal balance for our business.
We believe our OEM customers view us as a high-quality, scaled alternative to the two large industry participants, PCC and Howmet. This is evidenced by our continued volume growth across our Aerospace and IGT end markets, increased share capture on major platforms within these end markets, and the strategic customer partnerships including capital investment from major OEMs. We continue to proactively collaborate with customers, prioritize timelines, and have deepened trusted strategic customer partnerships that underpin our growth trajectory.
In 2025, approximately 40% of our castings revenue was generated from the aftermarket, currently weighted more to the IGT end market given our leading positions supplying airfoils which are routinely replaced over the typical 20-year lifecycle of a gas turbine. We expect our aftermarket revenue in the IGT end market to benefit from significant growth in the installed base of heavy-frame turbines and current robust OEM backlogs. We similarly expect our aftermarket revenue derived from the Aerospace end market to increase by 2030 due to our strategic partnership with a key Aerospace customer. This partnership includes an investment to substantially increase the capacity at two of our Aerospace manufacturing facilities to apply our directionally solidified and single crystal casting technologies to manufacture aerospace blades and vanes for both OEM and aftermarket applications.
Over our nearly 250-year history, we have built unmatched technical know-how, strong operational capabilities, collaborative relationships with our customers, and a strategically invested asset footprint, resulting in an attractive market position. In 2020, we underwent a change in ownership and initiated a management-led turnaround designed to create operational and financial improvements. Management drove this turnaround by focusing on the following four key strategic pillars:
•
To be customer-centric in all that we do, ensuring that customers receive the best service in respect of quality, on-time delivery and working together to achieve a mutually beneficial outcome;

•
Renewal of both the asset base and talent within the workforce which is fundamental to our successful operations;

•
To implement a continuous improvement mindset across all of our manufacturing facilities to drive operational performance;

•
To achieve a set of stretching financial targets including revenue and adjusted EBITDA growth, adjusted EBITDA margin improvement and improvements in cash generation.

Current management includes a refreshed leadership team that has refocused our business on operational excellence and customer centricity by implementing our “operational toolbox” across all our sites. Our operational toolbox includes daily and weekly monitoring of key performance indicators which help our site- and divisional-level management identify operational improvements to implement. Additionally, since 2020 we have deployed over $170 million in capital expenditures to expand our capacity and modernize our assets, which has led to an increase in productivity, reduction in scrap rates, and material improvement to our quality and on-time delivery rates. This turnaround allowed for strong margin expansion with an improvement in the net loss position from $193 million in 2024 to $173 million in 2025 and an improvement in adjusted EBITDA margin from the mid-single digits in 2020 to 16.5% in 2025.
For the year ended December 31, 2025, we generated $837 million of revenue, of which $291 million or 35% was generated in our Aerospace end market, $351 million or 42% was generated in our IGT end market, and $195 million or 23% was generated in our Transportation end market. Since 2020 and under the leadership of our current management team, our revenue has more than doubled, from approximately $365 million revenue in 2020, reflecting strong volume and price improvements supported by end market demand and stronger customer relationships driving increased platform and part participation. In 2025, our capital expenditures totaled $31 million, comprised of investment in capacity expansion, capability expansion, productivity initiatives, equipment upgrades across our manufacturing footprint, health and safety initiatives, and ordinary course maintenance activities to sustain production continuity. These investments are closely aligned with strategic customer partnerships and are a core component of our operating model. We generated a net loss of $173 million for the year ended December 31, 2025, and $138 million of adjusted EBITDA, the former largely reflecting the high and predominantly non-cash interest charge on the Shareholder PIK Loan. In 2025, our adjusted EBITDA margin of 16.5% was a significant increase from our mid-single digit adjusted EBITDA margin in 2020. In 2025, the segment adjusted EBITDA margins for our Engine Products — North America and Engine Products — Europe segments, which comprise of our sales into the Aerospace and IGT end markets, were 18.2% and 21.9%, respectively. The segment adjusted EBITDA margin for our Turbo Wheels segment, which comprises of our sales into the Transportation end market, was 6.5%. For a discussion of the use of adjusted EBITDA and adjusted EBITDA margin, and a reconciliation to the most directly comparable U.S. GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.” We have achieved this margin increase through operating leverage on higher volumes, improved operational execution, and value-based pricing initiatives. We expect these factors to continue to drive further margin expansion, while strong demand across our major end markets is expected to drive additional volume growth on recent capacity investment, producing further operating leverage and productivity gains.
Our Competitive Strengths
Leading Manufacturer of Complex and Highly Engineered Precision Castings
We believe we are a global leader in complex precision castings and one of a limited number of companies worldwide with the cutting-edge engineering and metallurgy expertise and the large-scale specialized casting equipment required to manufacture highly technical mission-critical parts under strict environmental controls required to meet stringent safety and regulatory standards for the most demanding applications within our end markets. Our Engine Products include high-pressure airfoils, engine structural castings, and superalloys that are crucial for modern aeroengines and heavy-frame industrial gas turbines. These parts typically operate in the hot section of an engine or turbine, an environment defined by extremely high temperature and pressure, and as a result require precise dimensional accuracy and cutting-edge casting processes to manufacture, which include single crystal and directionally solidified casting. We also manufacture hot-side turbocharger wheels, which are critical to enhancing automotive fuel efficiency and performance.
High Barriers to Entry
Our industry is defined by substantial barriers to entry, including specialized manufacturing technical know-how, deep engineering expertise, stringent safety-driven qualification requirements and customer approvals, large manufacturing assets with high capital expenditure requirements and long build times, and regulatory certifications. We believe these barriers provide us with a strong incumbency advantage, supported by our precision, quality, and customer trust built through decades of operations. Our infrastructure, processing capability, and OEM certifications enable us to operate as a scaled manufacturer of some of the largest and most complex castings, particularly large structural components as well as directionally solidified and single crystal airfoils. These components are not only essential to operations but they also help our OEM customers significantly improve their operational efficiency to the highest levels of aeroengine and gas turbine performance, which is a key factor driving competitiveness and product adoption.
Vertically Integrated Global Operations
We operate globally across 14 advanced manufacturing facilities that are strategically located near our key customers and in locations where we have access to available, cost-effective labor. A cornerstone of our strategy is our vertical integration model that includes three dedicated facilities supplying 100% of our internal demand for nickel- and cobalt-based superalloys for our Engine Products for the Aerospace and IGT end markets. To cover the requirements of both our internal and external superalloy customers, we have the ability to make more than 500 customized superalloy specifications. This vertical integration ensures the reliability of our supply of critical raw materials by eliminating dependence on the handful of external vendors that are able to produce these superalloys and allows us to capture additional profit in the casting value chain. Our vertical integration also includes key post-cast processes such as Hot Isostatic Pressing, heat treatment, X-Ray, non-destructive testing, and dimensional inspection which are performed in-house at certain facilities. We have opportunities to further develop these capabilities and further reduce usage of external sub-contractors. These processes being in addition to the core casting processes of wax assembly, shell and foundry. We believe our vertical integration, in combination with our global footprint and advanced facilities, positions us as a reliable supplier of highly specialized products to the leading OEMs in these capacity-constrained end markets. This enables us to execute on highly visible demand, maintain strong pricing power, and deliver resilient, growing margins which we expect to approach those of our larger peers over time.
Highly Diversified and Resilient Business Model Across Growth End Markets of Aerospace and IGT
We operate across both the Aerospace and IGT end markets, which combined accounts for 92% of our total segment adjusted EBITDA in the year ended December 31, 2025. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. Our Engine Products are diversified across Aero engine platforms and heavy frame IGT products, with an estimated 60% of our castings revenue derived from OEM sales and 40% derived from aftermarket sales in 2025. We expect our aftermarket sales to grow with our revenue in future years as we expand our product offerings further into the Aerospace end market to include blades and vanes, which have a significant aftermarket component.
We reinforce our revenue with multi-decade relationships with leading Aerospace and IGT OEMs and LTAs that typically are 5 years or longer, guarantee a minimum market share, and occasionally guarantee future revenue. In 2025, approximately 70% of our revenue was generated from such LTAs. These agreements, combined with firm backlog and published OEM build schedules, give us clear line-of-sight to volumes and secure demand which allows our value creation to center on disciplined execution with upside from contract expansion, extension, or renewal. Our LTAs are framework agreements which set out the terms and conditions under which customers place specific purchase orders for our parts. The LTAs set out specific part pricing which is typically fixed but subject to escalation clauses which allow for the pass through to the customer of movement in metal costs, and other inflationary cost increases which give protection against rising input costs including tariffs in a number of cases. Other key terms in the LTAs include payment terms, performance metrics and other terms of business. Aerospace and IGT LTAs typically guarantee us a minimum level of market share for the applicable part but in certain cases they also include long term volume commitments as is the case in three of our strategic customer partnerships. Furthermore, in 2025, our top 10 customers accounted for 68% of sales, with no single engine or turbine program accounting for over 7% of sales. Furthermore, in the quarter ended March 29, 2026, our top 10 customers accounted for 70% of sales, with no single engine or turbine program accounting for over 7% of sales. Our resilience is further underpinned by our strong strategic partnerships with our customers which extend throughout the lifecycle of the product and span early engineering collaboration, new product introduction, and extensive process and product qualification for OEM fulfillment and recurring aftermarket demand. This results in diversified revenue across production ramp-up and in-service support. The lifecycle of both aeroengine and IGT programs can be in excess of 50 years from the point of entry into service through production ramp up of approximately 30 years, and aftermarket requirements of over 20 years.
Key Strategic Partner to Blue-Chip OEM Customers
Following our ownership change in 2020, we have executed upon a management-led operational turnaround involving significant investment in our core casting and alloy operations, renewed focus on operational excellence, and developed a nimbler, customer-centric culture across our organization. These actions have materially increased our capacity, and improved production quality, on-time delivery and financial performance. As a result, we are transitioning from a transactional, individual parts supplier to a true, strategic partner with our customers as demonstrated by our deeper integration into their production process through increased collaboration, single- and dual-source supplier positions, large orders reflecting portfolios of products, and LTAs. Having completed this turnaround, we believe we are recognized by our customers as a high-quality, scaled alternative to the two largest industry participants, PCC and Howmet. We continue to proactively collaborate with customers, prioritize timeliness, and deepen trusted strategic customer partnerships that underpin our growth trajectory.
The strategic nature of our customer relationships is further reinforced by the durability of these relationships. We have entered four strategic customer partnerships to date, two with major IGT customers and two with major Aerospace customers. We remain responsible for the full manufacturing process of the parts under each agreement with operating limitations being limited to specifically allocating the capacity to that customer only. Should the customer not require the full utilization of the dedicated equipment then we are allowed to use the capacity to manufacture parts for other customers subject to the specific terms and conditions of the agreements and approval and tooling requirements. Each of the four strategic customer partnerships are based on LTA agreements that have principal terms and conditions in line with our typical LTAs with additional features such as customer funded investment, capacity reservation payments, or volume commitments. These strategic customer partnerships are designed to address our customers’ critical supply chain challenges for castings and position us as a long-term preferred solution partner. These recent strategic customer partnerships include:
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A 15-year agreement with a major Aerospace OEM customer for us to supply aeroengine blades and vanes, which includes an investment by the customer to significantly increase capacity in our manufacturing facilities. The agreement gives the customer security of supply and provides us with profitable revenue growth opportunity with the margins from the incremental revenue expected to be accretive to our current margins. The expected incremental revenue generated from the partnership is based on an agreed volume of specifically identified parts, with the manufacturing process development already underway. The program is expected to reach full run rate in 2028 with the full year effect recognized in 2029.

•
A 7-year extension of an existing agreement with a major IGT OEM customer for us to supply blades and vanes, with an expanded scope, an increased duration, a significant investment to increase capacity, and guaranteed volumes. The agreement provides the customer with dedicated capacity and therefore security of supply, whilst providing us with profitable revenue growth opportunity. The expected incremental revenue generated from the partnership is based on the volume commitment from the customer as specified in the agreement for parts which we already manufacture. We believe the margin on the contract is expected to be accretive to our existing business. The program is expected to reach full run rate in 2028 with the full year effect recognized in 2029.
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A 9-year extension to an existing agreement with a major IGT OEM customer for us to supply guaranteed volumes of directionally solidified turbine airfoils with investment to further increase capacity in our IGT operations. The majority of incremental revenue expected to be generated from the partnership is based on both increased volumes of parts already manufactured along with new parts with the contract expected to be margin accretive to our existing business. The program is expected to reach full run rate in 2028 with the full year effect recognized in 2029.

•
Three signed agreements with an existing major Aerospace OEM customer to increase our supply of casting and superalloy volumes and margins while underwriting greenfield superalloy expansion. The agreement provides a volume commitment from the customer that is expected to underpin our capital investment in the greenfield facility. The new facility is expected to begin production in 2029 and is designed to meet both the demands of the Aerospace OEM customer and our growing internal demand.

We believe these strategic customer partnerships not only strengthen our position in a capacity-constrained market for years to come, with up to 80% of customer contribution to capital investment, but they also demonstrate the importance of our offer with OEMs in providing additional capacity and competition within these supply-constrained markets and a clear pathway to capture additional market share from our competitors at accretive margins. Our reputation and capabilities of being a leading independent, high-quality manufacturer of highly engineered critical parts to our customers reinforces our role as a scaled alternative to the larger incumbents in our end markets.
Proven Operating Model
We promote a culture that empowers our key employees at each of our facilities to act with the operational agility needed to quickly respond to evolving customer needs. Our ongoing expansion of traditional LTAs into broader strategic customer partnerships evidences the differentiating nature of our entrepreneurial culture. We believe we are unique in providing our OEM customers with dedicated capacity and visibility into increased production planning, which has enabled our single- and dual-source supplier positions and clear pathway to capture additional market share from our largest competitors at attractive margins. Our strong customer orientation is reinforced by a global manufacturing footprint that is strategically located near our major Aerospace and IGT OEM customers, allowing us to focus on customer requirements and rapidly deliver solutions. Accountability is maintained through a disciplined cadence of key performance indicator reviews at the site, divisional, and group levels, using real-time operational metrics to guide actions, seek continuous improvement, and drive measurable performance gains.
Proven Leadership Team Positioned to Drive Further Value Creation
We benefit from a management team with extensive leadership experience and deep industry expertise. Since 2020, our team has successfully driven our comprehensive operational turnaround that refocused our business on operational excellence and customer centricity, implementing our operational toolbox across all our sites, which has helped us evolve into a true, strategic partner that customers recognize as a high-quality, scaled alternative to the two largest industry participants, PCC and Howmet. Through deployment of our operational toolbox and disciplined capital investment, we have delivered strong adjusted EBITDA margin growth. In 2025, our adjusted EBITDA margin of 16.5% was a significant increase from our mid-single digit adjusted EBITDA margin in 2020 and we believe that we are on a clear path to further improvement in-line with our best-in-class casting peer. With strong topline growth, growing margins, and reduced debt, we expect significant earnings growth to drive value creation.
Growth Strategy
Our growth strategy prioritizes organic growth through volume, price, and operational excellence, complemented by strategic acquisitions. Our medium-term castings revenue growth forecast does not include any unidentified parts or “go-get” revenue.

Our core growth value drivers are:
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Operation Execution and Excellence:   We will continue to convert our firm order Backlog into profitable revenue through disciplined execution across our global operations, which is supported by our LTAs that provide significant business visibility. As at December 31, 2025 our purchase order Backlog was $725 million, representing contractually firm orders, which covers more than 12 months of production of Aerospace and IGT castings. As at March 29, 2026, our purchase order backlog was $930 million, representing contractually firm orders, which covers more than 12 months of production of Aerospace and IGT castings. As customers increase production rates across major Aerospace and IGT platforms, our focus on responsiveness, quality, and on-time delivery will reinforce customer confidence and support future contract renewals. Multi-year visibility into anticipated revenue provides a basis for improved operational planning, working capital management, and effective capital allocation. We are undertaking initiatives to strengthen supply chain resilience, such as enhanced supplier oversight, diversified sourcing strategies, and strategic inventory procurement for long-lead materials. Additionally, we are proactively aligning production capacity, labor planning, and supplier readiness with expected rate increases, while accelerating actions necessary to support growth with LTAs, multi-program volume commitments, and coordinated investment roadmaps with key OEMs. We are also enhancing program governance through our established project management office, which designs and implements key expansion initiatives by expanding capabilities and resources at this level and allowing the facilities to remain focused on operations.

•
Investment in Capacity to Meet Demand:   As customer demand continues to rise, we are strategically expanding production capacity through the commissioning of new equipment, production lines, and increased automation, a portion of which is funded through our strategic customer partnerships with key OEMs. Our strategy emphasizes early workforce training, process qualification, and capability validation to shorten the production ramp and support customer delivery schedules. Targeted debottlenecking and automation initiatives are expected to deliver continuous improvements in throughput and cost efficiency. We are continuing to implement lean facility layouts designed to reduce material movement, minimize product queue times, and improve flow through pre- and post-cast operations. Our capacity expansion roadmap aligns anticipated capital investments with customer demand profiles and emerging technological requirements. Project selection will be guided by defined return-thresholds, customer commitments, and strategic importance. We are also enhancing manufacturing flexibility through modular production cells for better responsiveness to shifting customer mix. Collectively, these actions position our network to support higher volumes, shorter lead times, and increased share-of-work on key platforms.

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Cutting-Edge Development and Expansion:   We expect to expand our market participation by increasing share on existing platforms and engagement on next generation Aerospace and IGT platforms as they arise. Our advanced manufacturing capability to produce precision castings provides a competitive advantage in winning these new platform opportunities. In the Aerospace end market, we are increasing our exposure to high-aftermarket content components through customer funded development partnerships that position us favorably for long-term recurring revenue streams. Our existing product portfolio already supports 40% of revenue from the aftermarket, especially within the IGT end market, and we believe there is a meaningful opportunity to increase the aftermarket exposure further in the Aerospace aftermarket, especially with airfoils for aeroengines. Leveraging these capabilities across end markets is expected to enhance our growth prospects, deepen customer integration, and expand lifetime value on key platforms.

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Drive Margin Expansion:   We are pursuing greater margins and aiming to enhance the long-term profitability of our business through the operating leverage impact of volume growth, value-based pricing, operational excellence, and margin-accretive strategic customer partnerships. As volumes increase, we will be able to deliver greater operating leverage of our current facilities and recent capacity expansion. We continue to strengthen our pricing practices to ensure commercial terms reflect the value we deliver to our customers through the complexity of our advanced precision manufacturing processes and market share, but also our strong performance in quality, responsiveness, and turnaround time. As part of these programs, we plan to expand further into next generation technologies such as robotics, digital shop floor analytics, and closed loop process controls to increase throughput, labor productivity and manufacturing yields, and reduce scrap. We are reinforcing functional excellence in engineering, operations, and quality through structured problem solving and rigorous root cause methodologies to improve process stability and compress cycle times while increasing equipment uptime. Capital expenditures will be prioritized toward equipment capacity and capability and digital systems that provide cost advantages and support scalable growth, governed by disciplined return on investment criteria. As we continue to invest in our growing Aerospace and IGT end markets, our Turbo Wheels business is expected to serve as a key cash generator to fund these investments with its robust cash-flow profile.
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Strategic Customer Partnership Growth:   We are continuing to widen and deepen our strategic customer partnerships with leading Aerospace and IGT OEMs through aligning long-term volume expectations with investment requirements. Our commercial strategy includes seeking multi-year customer agreements with balanced risk provisions and pricing structures that support sustainable margin expansion. We will continue to develop and expand our differentiated, OEM-supported capacity model where customers partner with us through contracted investment in our ongoing capacity expansion while we operate the assets under long-dated, margin-accretive LTAs across a multitude of platforms and sites. We believe we are the only competitor in our end markets able to provide OEMs with dedicated capacity and visibility into increased production planning. As we scale this approach, it will drive larger portfolio-level awards and extended contracts with improved commercial terms and increased share-of-work, enabling us to win incremental business and take market share on priority programs. We believe that consistent operational performance such as on-time delivery, quality, and engineering responsiveness will enable us to expand our share of work across priority platforms. We engage with our customers through early-stage engineering collaboration, including rapid prototyping, quality assessments, qualifications, and accelerated industrialization, as well as joint improvement initiatives and transparent communication on capacity and performance to support the long-term growth of next-generation hot section components. Through these actions, we aim to strengthen our position as a top supplier with differentiated capabilities in complex, high-precision castings. We expect the four strategic customer partnerships that have been fully agreed to date to deliver incremental annual revenue of more than $200 million when operating at full run rate.

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Strong Cash Generation to Support Continued Investment:   We believe our key growth value drivers will combine to support strong cash generation to allow for continued investment into our business both in respect of continued organic expansion and inorganic opportunities. We expect the significant output and revenue growth to drop through at margin-accretive levels. Our continued strengthening of operational execution is expected to allow for an increase in current capacity utilization and optimum utilization of new capacity being brought online providing improved returns on invested capital. Opportunities also exist to optimize working capital levels to further enhance cash generation. Lastly, the strategic customer partnerships and associated capital contributions are expected to help ensure that the cash returns from these programs achieve our expectations. The greater level of cash generation will allow for flexibility with regards to further investment in capacity and capabilities thereby creating the flywheel effect of continued growth, margin expansion, cash generation, and ultimately value creation over the short, medium and long term.

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Complementary M&A Accelerating Growth:   We will continue to take a disciplined approach at evaluating both tactical and strategic acquisitions that accelerate our strategy, strengthen our core capabilities, expand vertical integration, and introduce internally designed process technologies that enhance product and competitive differentiation. We are also exploring tactical acquisitions that could expand our presence in adjacent high-growth segments including next-generation space and defense applications. Integration efforts will focus on capturing cost and revenue synergies through coordinated supply chain structures, optimized production footprints, and unified technology roadmaps. Our acquisition strategy will remain targeted and disciplined, with transactions evaluated against defined strategic criteria and financial thresholds to ensure alignment with organic growth objectives, returns, and preservation of financial flexibility. We expect to maintain a targeted pipeline of potential targets that may accelerate long-term growth, margin expansion, and competitive advantage.

Our Industry
For a description of the industry we operate in, the barriers to entry and our competitive landscape, see “Prospectus Summary — Our Industry.”

Our History
We have nearly 250 years of history. Doncasters Group was established in Sheffield, UK in 1778 by Daniel Doncaster. We began as a file-making business and, over time, expanded into steel converting, forging, and is now focused on the manufacturing of investment castings and superalloys. In 1902, we were incorporated as a limited company and subsequently broadened our operations to include forging and drop forging trades. Over the following decades, we expanded our footprint through the acquisition of facilities in the United States, the United Kingdom and mainland Europe, and diversified into the Aerospace and IGT end markets. In 2001, we merged with Ross Catherall Group and were acquired by the private equity arm of the Royal Bank of Scotland. In 2006, we were acquired by Dubai International Capital who later exited as part of the 2020 restructuring described below.
On March 6, 2020, a financial restructuring of the Group was completed by way of a Scheme of Arrangement sanctioned by the English Courts that transferred ownership of the Group to DPC Holdings Limited. Under the terms of the Scheme of Arrangement, (i) 50% of our first lien debt outstanding was reinstated and exchanged for a senior term facility and the remaining 50% was exchanged for a Shareholder PIK Loan, (ii) 20% of our second lien debt outstanding was reinstated and exchanged for the Shareholder PIK Loan, and (iii) the lenders were issued equity pro rata to their holdings of the Shareholder PIK Loan in DPC Holdings Limited. Pursuant to a consent letter, the Shareholder PIK Loan unanimously consented in December 2025 to reduce the outstanding principal balance of the Shareholder PIK Loan by 85% for no consideration, which was effected on March 19, 2026. Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026.
Following the 2020 restructuring, a new board and management team was put in place which implemented a new Group wide strategy based on four strategic pillars:
(i)
renewal of talent and capital equipment,

(ii)
improving customer experience,

(iii)
improving operational performance, and

(iv)
setting ambitious targets for the 5-year period.

We acquired Uni-Pol group in 2022 which was a turbo wheel business with operations in Mexico, China and India, in order to primarily address the strategic gap with respect to lack of low-cost manufacturing locations. The Mexico facility we own following the Uni-Pol acquisition is a key part of our strategy to increase capacity and is transitioning to an aerospace-lead facility to support our U.S. aerospace sites by performing labor intensive post cast finishing operations. Under our strategic partnership with a key OEM in the Aerospace end market, the Mexico facility is expected to become an end-to-end aerospace casting facility.
Today, we operate 14 advanced manufacturing facilities producing nickel-based and cobalt-based superalloys and investment castings and stud welding systems across North America, the United Kingdom, Europe and Asia, serving a broad blue-chip client base worldwide and maintaining a leading position in specialist manufacturing and casting of superalloys.
Our Segments, Core Capabilities and End Markets
We operate through three segments: Engine Products — North America, Engine Products — Europe, and Turbo Wheels, serving the Aerospace, IGT, and Transportation end markets.
Our Engine Products — North America segment predominantly serves the Aerospace end market and is vertically integrated through its superalloy production at our Long Beach facility and aerospace casting facilities in Groton, Connecticut; Springfield, Illinois, and Oxford, Alabama in the United States, and Mexicali, Mexico. Our Engine Products — Europe segment predominantly serves the IGT end market and is vertically integrated through superalloy production at R&C Sheffield, UK and Bochum, Germany, and casting facilities at Deritend, UK, Bochum, Germany, and Chard, UK. Our Turbo Wheels segment serves the passenger, commercial, and off-highway vehicle end markets with casting facilities in India, China, the United States, and the UK. This segment procures alloys required for its production externally.
The following table sets forth our end markets and key products and components:
Engine Products		Turbo Wheels
Aerospace	Industrial Gas Turbines	Transportation
Engine Structural Castings	Turbine Airfoils (Blades and Vanes)	Hot-side turbo wheels
Turbine Airfoils (Blades and Vanes)	Combustion Heat Tiles & Near Flow Path Seals
Torque Bars	Structural Castings
VIM Superalloys	VIM Superalloys
Core Capabilities: Investment Castings and Superalloys
We manufacture superalloy and castings. Metallurgy, the foundation for the performance of our core capabilities, includes the production of nickel-based and cobalt-based superalloys and highly complex, engineered precision investment castings for primary application mainly in the Aerospace and IGT end markets.
Investment castings.   We believe our investment castings are some of the most technically advanced investment castings in the world and are on the cutting edge of casting technology. Our investment castings are categorized into three types: equiax, directionally solidified, and single crystal, the latter of which are the most technologically demanding castings to make in the world. These castings are used across a wide range of performance critical applications, such as turbine blades and vanes, structural castings, and other components for aeroengines and airframes, industrial gas turbines, and “hot-side” turbo wheels and other special components requiring high metallurgical integrity. Our production facilities excel at vacuum-melting and use the highest quality materials through both the casting process and post-cast finishing operations that ensure we produce a consistent product that meets exact customer specifications and tightly controlled chemistry. Our manufacturing expertise and process know-how results in significant barriers to entry and make us a leader in our field.
In building our vertically integrated investment castings capabilities, we have improved and helped ensure material availability while shortening lead times, which has provided valuable supply chain resilience. Through our commitment to vertical integration of production, we internally supply 100% of the superalloy requirements of our aerospace and IGT casting facilities, showing a capacity to meet growing customer demand in these end markets.
Our castings are utilized in applications that require reliable performance under extreme temperature and pressure, such as the high-pressure sections of aeroengines and industrial gas turbines. These applications necessitate precise accuracy and adherence to customer specifications in the manufacturing process with minimal tolerance for deviation. Our manufactured parts operate in extreme environments at temperatures over 1,000 degrees Celsius and pressures up to 30 BAR.
Superalloys.   The reliable production of high-performance castings begins with precisely controlled alloys. Alloy quality — achieved through the precise understanding, targeting, and control of metallurgy — is essential to ensuring cast components achieve their performance requirements. We have made significant and strategic investments in this space to support our foundries and customers. Just as our portfolio of mission-critical components operates in extreme environments of pressure, temperature and mechanical stress, the underlying alloy and its metallurgy must meet the same demanding standards.
Our engine products include nickel-based and cobalt-based vacuum-melted superalloys in the form of ingots. We believe we manufacture some of the hardest to make superalloys in the industry with low sulfur levels of less than 0.5 parts per million. We consistently achieve this standard through tightly controlled raw material charge lot selections, technical knowledge of alloy sequencing, refined melt practice, and use of our low sulfur master heat library.

Our superalloys are typically nickel or cobalt based and include minor elements such as tungsten, chromium, vanadium, ruthenium and hafnium to give the materials their high-performance attributes for performance critical applications. Our in-house melt operations — including Long Beach, R&C, and Bochum — anchor our vertically integrated approach. These facilities produce nickel-based superalloys and cobalt-based superalloys, providing supply for our aerospace and IGT investment casting facilities, as well as external superalloy supply to customers principally operating in the Aerospace and IGT end markets.
Our nickel-based and cobalt-based superalloys are produced via vacuum melting or air melting production methods. We primarily produce our superalloys via vacuum induction melting, or VIM. VIM, a vacuum melting process where base metal is melted into technically specific and complex metal products, requires tight process control and strict adherence to approved procedures. Our sites produce alloy recipes which are all individual and highly specific.
End Markets: Aerospace, Industrial Gas Turbines, and Transportation
Our key end markets are Aerospace and IGT, which combined generated 92% and 90% of our total segment adjusted EBITDA in 2025 and 2024 respectively, and 77% and 73% of our revenue in 2025 and 2024 respectively. See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. For the three months ended March 29, 2026 and 2025, the Aerospace and IGT markets generated 96% and 90% of our total segment adjusted EBITDA and 79% and 73% of our revenue, respectively. See Note 4 to our interim consolidated financial statements included elsewhere in this prospectus. We also operate in other end markets, including Transportation.
Aerospace.   The Aerospace end market represented 35% of our revenue for the year ended December 31, 2025 and 36% of our revenue for the year ended December 31, 2024. For the three months ended March 29, 2026 and March 30, 2025, the Aerospace end market represented 39% and 35% of our revenue, respectively. The key engine products we manufacture for our customers in the Aerospace end market include engine structural castings, blades and vanes, and airframe structural castings. We also produce VIM superalloy in the form of ingots to any customer specification in the Aerospace end market.
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Engine Structural Castings. These products span a wide range of parts, including turbine center frames, bearing housings, combustion diffusers, fins inducers, near flow path seals, blade outer seals, combustion seal segments, injector housing and nozzles. Our combustion and engine structural components are typically made from high-strength vacuum cast nickel-based superalloys.

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Turbine Airfoils (Blades and Vanes). Blades and vanes extract power from and control the air flow through a turbine. Blades are rotating parts and vanes are stationary. While currently most of our blade and vane production is for IGT applications, we are expanding capabilities to include aerospace blades and vanes and adding directionally solidified and single crystal capability.

•
Torque Bars. Structural castings that are primarily used in the braking systems of landing gear.

Today, we primarily produce parts for new build aeroengines with structural castings typically lasting for the life of an engine. We are increasing our capability in production of aerospace airfoils, which require replacement a number of times over the life of the engine and will increase our level of exposure to the aerospace aftermarket.
The commercial aerospace industry is experiencing significant order backlogs, with over 15,000 narrow-body and wide-body jets on order across both key OEMs in the Aerospace end market, Airbus and Boeing. The current build rates for both are significantly below their stated aims for the short- and medium-term targets and availability of engines is a key gating item with respect to their ability to ramp up output. Our confirmed-order book covers more than 12 months of aerospace castings production. A key determinant in engine availability is the availability of castings, such as the engine structural castings we produce. We predominantly manufacture parts for engine OEMs who supply Boeing’s and Airbus’ key growth platforms. While we are currently more balanced toward Boeing, we are targeting additional Airbus parts to achieve a more balanced portfolio across aircraft OEMs. Defense is a small but growing part of the business, which we expect to increase with rising global tensions. We also have exposure to the space end market supplying casting and alloys in production and for new parts in development.

Industrial Gas Turbines.   The IGT end market represented 38% of our revenue in 2024 and 42% of our revenue in 2025. For the three months ended March 29, 2026 and March 30, 2025, the IGT end market represented 40% and 39% of our revenue, respectively. The key components we manufacture for customers in the IGT industry are mainly blades and vanes and engine structural castings. We also supply VIM superalloys for castings, forgings and coatings.
We have a specialized capability for large directionally solidified and single crystal blades and vanes which are focused on the heavy frame IGT platforms. These castings are some of the most complex IGT castings in the world with the ability to manufacture these limited to a small number of facilities globally.
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Turbine Airfoils (Blades and Vanes). We manufacture a broad range of investment cast turbine airfoils, commonly used in gas turbines. The airfoils are designed to control the flow of air and gas through the hot section of a turbine in order to convert the gas into energy and require replacements during the lifecycle of a turbine.

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Combustion Heat Tiles, Near Flow Path Seals and Other Engine Structural Castings. We produce various configurations of casing, heat shield, seal segments, enclosures near flow pass seals, injection nozzles and static seals for IGT applications. We also produce structural castings which serve as structural parts in an IGT. These are stationary parts in the turbine onto which other components are built and typically last for the life of the engine or turbine. Structural castings are manufactured using the equiax method.

The main models we produce for the IGT airfoil (blades and vanes) market are heavy frame platforms. The significant level of demand for IGT castings is most acute for these heavy frame platforms. This reflects an increase in the average size and complexity of turbines given efficiency requirements which have an increased complexity of airfoils. As the installed base of these heavy frame platforms grows, the aftermarket requirement for these parts will also increase and which we expect will provide long-term revenue visibility. An operating life of an IGT typically exceeds 20 years with full sets of high-pressure turbine blades being replaced a number of times during that period depending on usage.
We have increased volume at our two key IGT facilities following investments in capacity and capability driven by our customers’ requirements. This has driven operational leverage along with improvements in operational performance and commercial terms including pricing both in and out of our LTAs. Our confirmed-order book covers more than 12 months of IGT castings production and associated revenue through our two key IGT facilities via long-term contracts.
Transportation.   The Transportation end market represented 27% of our revenue in 2024 and 23% of our revenue in 2025. This is expected to grow by capturing market share in the medium term but will represent a smaller percentage of our overall revenue due to the expected growth of our Aerospace and IGT end markets. For the three months ended March 29, 2026 and March 30, 2025, the Transportation end market represented 21% and 26% of our revenue, respectively. The key products we manufacture for the commercial vehicle, off-highway and passenger car industry are hot-side turbo wheels, which convert exhaust gases into mechanical energy, increasing fuel efficiency and performance. The turbo wheels business has a balanced mix of commercial vehicle, off highway and passenger car applications allowing for diversification in the use of its parts. We produce large diameter turbo wheels for commercial vehicles and smaller diameter turbo wheels for passenger cars. Unlike our Aerospace and IGT castings, we source superalloy used in our turbo wheels production from third parties.
Customers and Suppliers
Customers
Our track record of success, on time delivery, proven quality levels and excellent service has driven strong customer retention. Our average customer tenure is more than 20 years.
Given the nature of our blue-chip OEM customer base, our top 10 customers account for 68% of our revenue in 2025 and approximately 66% of our revenue in 2024, with all key OEMs served. Furthermore, in the quarter ended March 29, 2026, our top 10 customers accounted for 70% of sales, with no single engine or turbine program accounting for over 7% of sales. During 2025 and 2024, our top two customers accounted for more than 30% of total revenues each year. Customer A accounted for 22% and 19% and Customer B accounted for 16% and 15% of our total revenue in 2025 and 2024, respectively. Our top two customers accounted for 43% of our revenues for the quarter ended March 29, 2026 and 36% of our revenues for the three months ended March 30, 2025. Growth opportunities above market growth rates reflect specific programs with certain of our current customers, as is the case with the strategic customer partnerships that we have entered into. We have also developed new customer relationships with newer entrants to the OEM market with a strategic partnership having been agreed with an OEM in the IGT end market which further diversifies our end-customer mix.
Aerospace.   We primarily sell our Aerospace castings to engine OEMs to supply engines to Boeing and Airbus, including: GE Aerospace, Honeywell, Pratt & Whitney, Rolls Royce, and Safran, and other Tier 1 suppliers such as Collins Aerospace. We also maintain aftermarket sales with certain of these customers. Our Aerospace business also supplies both external superalloy and castings to customers in the space and the defense markets, which currently make up a small proportion of our revenue though represent significant opportunities for growth.
IGT.   We sell our IGT products directly to OEMs, including Ansaldo Energia, Doosan, GE Vernova and Siemens Energy. We also maintain aftermarket sales with customers in IGT.
Turbo Wheels.   Our main turbo wheels customers are Borg Warner, Cummins and Garrett.
Key Suppliers and Raw Materials
Our key inputs are metal, energy and labor. We are vertically integrated through our ability to manufacture nickel and cobalt-based superalloys and to fulfill 100% of our internal demand in the Aerospace and IGT end markets through our superalloy manufacturing facilitates, which reduces the usage of individual suppliers given the limited number of companies globally that manufacture superalloys for sale in the external market.
The key raw materials we require are base elements which can be procured from a wide variety of different suppliers and geographic regions which establishes security of supply for the majority of elements that we purchase. We purchase these from a diverse mix of suppliers both through spot buys on a back-to-back basis with a customer order and through LTAs with pass-through clauses and provisions which provides certainty on pricing. We purchase from certain suppliers in China for certain metals and turbo wheels superalloy. A degree of supplier concentration also exists with external subcontractors for processes such as Hot Isostatic Pressing (HIP), X-ray, tooling manufacture and cores. We are developing a plan to diversify our subcontractor supply chain by bringing certain processes in house and contracting with new suppliers. See, “Risk Factors — We use third parties for certain processes that are critical to the manufacture of our products and we may experience significant disruptions if the third parties are unwilling or unable to meet our demand.”
Sales and Marketing
Our customers are serviced through LTAs or purchase orders with associated terms and conditions. Approximately 70% of our revenue was generated under LTAs in 2025, which provide us certainty on pricing and margin, and the remaining revenue is generated under individual purchase orders not covered by an LTA. This provides us with flexibility to respond to market conditions and allows us to capture premium margins and opportunity. The commercial terms of all our key end market Aerospace and IGT LTAs have been renegotiated by our management team since 2020. The renegotiated LTAs typically include pass through on movements in metal costs, in line with industry standards, and our aerospace and IGT contracts have been significantly strengthened to include specific protections against increases in energy costs, labor costs, tariffs and general inflation through prices linked to published indices. Aerospace and IGT contracts guarantee minimum market share and in certain cases guaranteed volumes under the life of the LTA.
Long Beach and R&C sell our superalloys externally under different contractual arrangements, including a mix of LTAs and spot purchase orders. Subject to customer approval, production can be shifted between facilities depending on capacity, as certain superalloys can be produced at either location. Pricing is determined by the cost of base elements plus an added value processing cost, reflecting processing expenses and the use of facility-specific intellectual property to manufacture superalloys according to precise customer specifications.
Intellectual Property
We operate as a make-to-print manufacturer, with component designs provided by the customer. Intellectual property in the product design and tooling is owned by our customers and licensed to us for use in the manufacturing process.
Our intellectual property is primarily concentrated in the manufacturing process know-how, which is complex and developed over time by skilled and experienced engineers. Our over 385 engineers whose years of experience and know-how around casting processes helps differentiate our business and creates barriers to entry for competitors. Understanding the complexity of the process of both the manufacture of nickel-based and cobalt-based superalloys and of investment castings are skills developed over a number of years and cannot be easily recreated. Our trade secrets, mostly regarding manufacturing processes and material compositions give many of our businesses important advantages in their markets. We continue to develop these processes to drive operational performance improvements and efficiency gains which drives cost reductions and capacity increases as our customers continue on their innovation journey.
We believe our domestic and international patent, trade secret and trademark assets, and proprietary knowledge help us maintain a competitive advantage. Our rights under our patents, as well as the products made and sold under them, are important to us as a whole and, to varying degrees and depending on the products and end market they service, important to each business. Our patents generally concern particular products, manufacturing equipment, or techniques, however we are not materially dependent on any single patent or trade secret.
As of December 1, 2025, Uni-Pol China holds 34 Chinese issued patents, which will expire between 2035 and 2044. Uni-Pol China owns six Chinese pending patent applications, for which the rights and duration are pending grant of the patent by the applicable national or regional patent authority.
Additionally, as of March 29, 2026, we owned 37 registered U.S. and foreign trademarks and 5 pending trademark applications in Mexico, Hong Kong, UK and at WIPO (International).
Facilities
We maintain 14 principal manufacturing facilities globally. Of our 14 total sites, (i) we own five facilities and lease one facility in North America, with five of these in the United States and one in Mexico, (ii) we own four facilities in the United Kingdom, (iii) we own one facility and lease one facility in continental Europe and (iv) we own one facility in India and lease one facility in China.
Our facilities are geographically aligned with major OEM customers and Tier 1 suppliers. We operate a relatively decentralized model with sites predominantly responsible for their operations and manufacturing output, with Group oversight and support.

A table of our sites by segment, their location and capabilities is set out below:
Site	Country of Operation	Production Capabilities
Engine Products — North America
Oxford	USA	Aerospace, IGT
Groton	USA	Aerospace, IGT
Springfield	USA	Aerospace, IGT
Long Beach	USA	Superalloys
Mexicali	Mexico	Aerospace, Turbo Wheels
Engine Products — Europe
Chard	UK	IGT, Aerospace
Bochum	Germany	IGT, Aerospace, Superalloys
Deritend	UK	IGT
Ivostud	Germany	Turbo Wheels
R&C	UK	Superalloys
Turbo Wheels
Trucast	UK	Turbo Wheels
Trucast LLC	USA	Turbo Wheels
Uni-Pol China	China	Turbo Wheels
Uni-Pol India	India	Turbo Wheels
We have invested more than $170 million in our manufacturing facilities since 2020 as part of our strategic expansion, which has generated operational improvement and margin enhancement. See, “Management’s Discussion and Analysis and Results of Operations — Capital Expenditures.”
We expect to have significant new capacity coming online in the short and medium term, including some of which are being supported by capex investments of our customers. These investments ensure that our capacity expansion roadmap is in place out to 2028 with further investments in the planning and negotiation stages.
•
A factory extension to our Groton facility to house a new state-of-the-art shell line system completed in the third quarter of 2025 along with a digital X-ray unit, doubling plant capacity.

•
The installation of equipment at our Mexicali facility to perform labor intensive post-cast operations for our U.S. aerospace facilities to increase the capacity of our U.S. plants and take advantage of labor availability and lower rates in Mexico. The last key piece of equipment is expected to be installed in the second half of 2026 with qualification and ramp up to follow.
•
Installation of new directionally solidified and single crystal equipment in Oxford. This expands our U.S. aerospace capability beyond equiax castings and represents our entry into the high-volume aerospace blades and vanes market with a significant aftermarket requirement. We expect the equipment to be installed and commissioned by the end of 2027 with production ramp up during 2028 such that the equipment can operate at full run rate in 2029.

•
Installation of equiax casting equipment at our Mexicali facility, which will see it become an end-to-end casting facility. We expect the timetable to be aligned to the Oxford expansion above with equipment installed and commissions in 2027, production ramp up in 2028, with full rate output occurring during 2029.

•
A major investment package into our Bochum facility to double capacity, which includes new shell line systems and 4 directional solidified and single crystal casting furnaces. This is alongside other equipment such as core kilns which will double the capacity of the facility. We expect a stage expansion program with the first two furnaces installed and commissioned by early 2027, the second two furnaces and new shell line by the end of 2027 such that production ramp up can occur during 2028 with the new equipment operating at rate in 2029.

•
A new 8,000lbs vacuum induction melt furnace at R&C, providing state-of-the-art technology which was installed and commissioned in 2023.

•
A new greenfield superalloy facility in the USA which will allow us to continue to ramp up its manufacture of nickel- and cobalt-based superalloys to support the growing demand of our internal casting facilities as well as our external superalloy customers.

•
A facility extension to consolidate two sites and house new shell line systems and furnace overhauls at our Deritend facility, which was completed in 2023 to modernize and increase capacity.

•
A new shell line system at our Chard facility to modernize and increase capacity. This was installed and commissioned in early 2026 with part qualification taking place during the balance of the year.

•
Utilization of a new 100,000 square foot manufacturing facility in India, representing a strategic asset for participation and opportunity for capacity expansion in the fast-growing aerospace industry in India. The plan for the utilization of the new facility is early stage with no set timetable at this point.

Government and Industry Regulation
As a global manufacturer of components used in aircraft and automotive engines and industrial gas turbines, we operate in a highly regulated environment. With operations, suppliers, and customers across multiple jurisdictions, we are subject to a broad range of domestic and international laws, regulations and industry standards governing safety, quality, defense contracting, export controls and manufacturing practices.
Aircraft and Aerospace
The components manufactured for our customers in the aerospace industry incorporate our parts into aircraft engines. Although we are not required to hold direct FAA production approvals, we must comply with extensive flow down requirements from our customers, including traceability, documentation, and quality system controls. Outside of the United States, we are subject to comparable regulatory frameworks administered by the European Union Aviation Safety Agency, United Kingdom Civil Aviation Authority and the Civil Aviation Administration of China. We maintain global certifications in the industry including AS 9001.
Because some of our components are used in military aircraft engines and defense related platforms, we are subject to OEM flow-down requirements under the Federal Acquisition Regulations, or FAR, and the Defense Federal Acquisition Regulation Supplement, or DFARS. These include FAR Part 52 clauses applicable to subcontractors, DFARS Cybersecurity requirements, including compliance with NIST

SP 800-171, Specialty Metals Restrictions and the Buy American Act. Defense related activities outside of the United States may also be subject to foreign procurement regulations and national security requirements.
Transportation
Parts used in combustible engines are subject to certain regulatory frameworks related to safety, materials, and manufacturing practices. As a sub-supplier or Tier 2 supplier, we are not directly regulated by government agencies such as the National Highway Traffic Safety Administration, Environmental Protection Agency or the California Air Resource Board. However, Transportation OEMs and Tier 1 suppliers impose extensive quality, testing and traceability requirements for which we undergo routine audits to maintain approved supplier status. As part of the approved supplier status, we must also maintain certifications in global automotive standards such as ISO/TS 16949 and IATF 16949. We must also be compliant with international materials regulations such as the EU Regulation on the Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH.
Industrial Gas Turbines
Our manufacturing processes for parts for use in IGT for power generation and mechanical drive applications are subject to regulatory and industry standards including materials integrity, customer specific qualification processes and international standards such as AS9100.
Export Controls and International Trade Compliance.
As a global supplier we are subject to U.S. export control laws, including the International Traffic in Arms Regulations, or ITAR, and the Export Administration Regulations, or EAR, as well as comparable foreign export control regimes. These laws govern the export, reexport, and transfer of controlled items, technical data, and services. Compliance obligations include licensing, foreign-person access controls, screening, and recordkeeping. In addition, we are subject to economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, as well as sanctions regimes imposed by the European Union, the United Kingdom, and other jurisdictions. These laws restrict dealings with certain countries, regions, entities, and individuals. We maintain processes to screen suppliers, customers, and transactions against applicable restricted-party lists.
We also maintain Know-Your-Supplier, or KYS, and Know-Your-Customer, or KYC procedures designed to mitigate risks related to supply chain integrity, diversion, counterfeit parts, and prohibited end-use or end-user activities. These procedures include due diligence, supplier onboarding controls, periodic reviews, and transaction monitoring.
We are further subject to U.S. anti-boycott laws, which prohibit participation in or cooperation with certain foreign boycotts not sanctioned by the United States, and we are required to report boycott-related requests to the U.S. government.
Data Protection and Privacy
As a global company, we are subject to numerous data protection, cybersecurity, and privacy laws that govern the collection, use, storage, transfer, and protection of personal information. These laws vary by jurisdiction and continue to evolve, creating a complex and expanding compliance environment. In the EU, we are subject to the General Data Protection Regulation, or GDPR, which imposes strict requirements on the processing of personal data including the lawful basis for processing, cross-border transfer restrictions, and breach notifications. In the UK, we are subject to the UK GDPR and Data Protection Act 2018 which mirrors many of the EU GDPR requirements. In the US, we are subject to a patchwork of federal and state privacy and cybersecurity laws including the aforementioned defense related FAR/DFAR requirements as well as the California Consumer Privacy Act as amended by the California Privacy Rights Act, or CPRA, which provides California residents with rights related to access, deletion and opt-out of certain data usage. In China, we are subject to the Personal Information Protection Law, or PIPL, and the Data Security Law which regulates local storage of data, cross-border transfers, security assessments and restrictions on providing data to foreign authorities. In India, we are subject to the Digital Personal Data

Protection Act 2023, or DPDP Act, which regulates rights to access, correction, deletion and grievance and redressal, cross border transfers and breach notifications.
Our operations may in the future be subject to new and more stringent regulatory requirements, so in that regard, we closely monitor these regulatory frameworks and industry trade groups to attempt to understand how possible future regulations might impact us. See, “Risk Factors — Risks Related to Legal and Regulatory Matters — Our business may be adversely affected if we were to lose our government or industry accreditations, if more stringent government regulations were enacted or if industry oversight were to increase”.
Environmental Matters and Risk Management
We are subject to a wide range of environmental, energy, safety and related regulatory requirements in the jurisdictions in which we operate, including the Health and Safety at Work Act 1974, Environmental Protection Acts 1990 and 2001, the Environmental Permitting (England and Wales) Regulations 2016 and Modern Slavery Act 2015 in England, CERCLA in the United States, EU Conflict Minerals Regulation (Regulation (EU) 2017/821) in Germany and the Environment (Protection) Act, 1986 in India. These govern, among other things, employee health and safety, discharges of pollutants into the air and water, the generation, handling, storage, transportation, treatment, release, disposal of, and exposure to, hazardous materials and wastes, and the investigation and remediation of certain materials, substances and wastes. Environmental laws and regulations have generally become more stringent over time, and this trend is likely to continue. We are committed to monitoring our business’s environmental performance, and to the health and safety of our employees, and as such we continually make efforts to strive for our operations to be in substantial compliance with all applicable environmental laws and regulations. Environmental laws and regulations or claims from governmental authorities or third parties may require that we investigate and/or remediate or otherwise be responsible for the effects of any releases or disposal of materials at sites associated with past or present operations, including at third-party sites, such as third-party disposal sites.
Certain of our stakeholders, such as customers, investors, lenders, and employees have sustainability-related expectations for our operations, including certain customers who impose supply chain due diligence requirements and environmental, health and safety audit rights.
The nature of our business exposes us to a range of environmental, climate-related and sustainability-related risks and opportunities that may affect our cost base, capital requirements and long-term strategy. These include physical risks from climate change, such as extreme weather events and longer-term shifts in temperature and precipitation, which may disrupt manufacturing activities, supply chains, logistics or workforce safety across certain locations, as well as transition risks arising from evolving climate-related legislation, regulation, taxation, customer requirements and market expectations across the jurisdictions in which we operate. For further information on environmental-related risks, including climate change, see “Risk Factors — We are exposed to environmental, health, and safety risks and are subject to a broad range of health, safety, and environmental laws and regulations which may result in substantial costs, obligations and liabilities.”
We recognize the need to embed sustainable practices into our business operations and we have implemented centrally coordinated governance, risk identification and reporting processes integrated into our broader enterprise risk management framework, including the use of climate-related risk assessment and scenario analysis that seeks to align with recognized approaches such as the Task Force on Climate-related Financial Disclosures (TCFD). While we continue to develop and refine our assessment and financial quantification of these environmental risks and opportunities, certain physical climate-related risks at specific locations have already been assessed and quantified based on observed conditions and current climate projections, while the scale and timing of other impacts remain dependent on external regulatory, market and technological developments. Actual outcomes, however, may differ from current assessments.
Employees
As of March 29, 2026, we had approximately 3,077 employees (including 169 Ivostud employees), including part-time and temporary employees, with 1,408 employees in Engine Products — Europe, 696 employees in Engine Products — North America and 869 employees supporting our Turbo Wheels segment.

Of those employees, approximately 37% were unionized, with unionized employees at the Chard, Bochum, Springfield, Ivostud, R&C and Uni-Pol India sites.
Our employees are critical to our long-term success and are essential to helping us meet our goals. Our workforce is 59% production employees, 12% engineering, technical and quality assurance employees, 11% operational support and 12% general and administrative employees. Our employee base includes over 380 highly skilled and experienced engineers, metallurgists and technical employees across our manufacturing sites, with an average tenure of 9.5 years and an average tenure of all employees of 8.5 years.
It is crucial that we continue to attract, retain and motivate exceptional and high-performing employees by providing opportunities available for all our employees to contribute to the Company and to grow and develop in their careers. We offer training and development programs to encourage advancement from within and to support our employees’ growth. We leverage both formal and informal programs to identify, foster, and retain top talent at the corporate and operating unit levels. We believe we offer competitive compensation programs to help attract and retain our employees.
Legal Proceedings
From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business. We are not subject to any litigation the outcome of which would be reasonably expected to have a material adverse effect on our business, operating results or financial condition.

Management
Executive Officers and Directors
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus:
Name	Age	Position
Executive officers
Michael Joseph Quinn	57	Chief Executive Officer and Executive Director
David John Egan	58	Chief Financial Officer and Executive Director
Jason Mays	55	Chief Operating Officer
Directors
Dirkson Charles(1)	61	Director and Co-Chairperson
Nicholas Sanders(1)(2)(3)(4)	64	Director and Co-Chairperson
Henry F. Brooks(1)(2)	66	Director
Taiwo K. Danmola(1)(4)	66	Director
Stanley Deal(1)(2)	61	Director
C. Alexander Harman(3)	50	Director
Willibald Meixner(1)(3)(4)	61	Director

(1)
Independent director under the NYSE listing requirements

(2)
Member of our compensation committee.

(3)
Member of our nominating and governance committee.

(4)
Member of our audit and risk committee.

Executive Officers
Michael Joseph Quinn currently serves as Chief Executive Officer and Executive Director of DPC Holdings Limited, positions he has held since March 2020. Prior to joining the Company, Mr. Quinn served as Chief Operating Officer of WElink Energy, a global renewables company, from April 2019 to March 2020. From November 2017 to April 2019, Mr. Quinn served as Chief Executive Officer of Ervia, the parent company of Irish Water and Gas Networks Ireland. From January 2015 to November 2017, he served as Chief Executive Officer of Bord na Móna, a renewable energy company. Mr. Quinn also previously held the role of Group Vice President at Precision Castparts Corporation from 2005 to 2014, where he had responsibility for five operating businesses across 10 locations. Mr. Quinn is a Non-Executive Director of BNRG renewables, a global solar developer. Mr. Quinn holds a degree in Applied Physics and Electronics from Dublin City University and a Post Graduate Diploma in Project Management from University of Limerick; he has also completed advanced leadership programs at Harvard and Michigan University and holds the Institute of Directors Diploma in Company Direction from the Irish Management Institute.
Mr. Quinn’s prior high-level leadership positions across the industrial and utilities sectors make him an essential Board member.
David John Egan currently serves as Chief Financial Officer and Executive Director of DPC Holdings Limited, positions he has held since May 2024. Prior to joining the Company, Mr. Egan served as Group Chief Financial Officer and director of RS Group plc (LSE:RS1), product and service solutions distributor company serving both industrial and electronic customers globally, from March 2016 to May 2023. During this period, he also briefly served as the interim Chief Executive Officer. Mr. Egan has held extensive senior executive and board-level roles, having served as a Non-Executive Director and audit committee chairman at Tribal Group, Finance Director at Alent PLC, and Group Chief Financial Officer at ESAB, a subsidiary of Colfax Corporation. Mr. Egan holds a Bachelor of Administration from Griffith University, Australia, and is a fellow certified practicing accountant (FCPA) with a C.P.A. licensed in Australia.

Mr. Egan’s financial and business experience, prior high-level leadership positions and C.P.A. license make him an essential Board member.
Jason Mays has been currently serving as Chief Operating Officer since January 2025. Prior to becoming COO Mr. Mays served as President of Americas and has been with Doncasters for over 13 years. Prior to joining the Company, Mr. Mays served as the General Manager of U.S. Casting & Machining Operations for Hitchiner manufacturing company, from 2006 to 2012. Prior to that Mr. Mays held various technical and operations roles within Howmet from 1990 to 2006. Mr. Mays holds a Bachelor of Applied Arts and Sciences degree from Midwestern State University. Mr. Mays also completed the Alcoa Executive Leadership Program at Case Western Reserve University. Currently, Mr. Mays serves as a Board member for the Investment Casting Institute.
Non-Employee Directors
Dirkson Charles currently serves as the Non-Executive Director and Co-Chairperson of the Board of DPC Holdings Limited, positions he has held since March 2020 and February 2026, respectively. In addition, Mr. Charles, the founder of Loar Group Inc., has served as its President, Chief Executive Officer and Executive Co-Chairman of Loar since 2012. He has also served as President, Chief Executive Officer and Executive Co-Chairman of Loar Holdings Inc., formerly known as Loar Holdings, LLC, or Loar, since 2017. He has also served as Executive Manager and Co-Chairman of the Board of Managers of LA 13 since its inception in 2017. From May 2007 to December 2010, Mr. Charles served as an Executive Vice President of McKechnie responsible for all aspects of financial operations for this multinational organization. From February 1989 to May 2007, Mr. Charles was Executive Vice President and Chief Financial Officer with K&F, a leading manufacturer of aviation wheels, brakes, fuel tanks and brake control systems. In addition, Mr. Charles was with Arthur Andersen and Company for five years where he supervised audit engagements and acquired expertise in the Securities and Exchange Commission rules and regulations. Mr. Charles has also served as a Director of Builders FirstSource, Inc. since June 2022. Mr. Charles holds an undergraduate degree in public accounting and an M.B.A. in finance from Pace University. He is a certified public accountant in the State of New York.
Mr. Charles’ service as a member of the board of directors of a public company, prior high-level leadership positions and his critical accounting skills as a licensed C.P.A. and from his prior experience in public accounting make him an essential Board member.
Nicholas Sanders currently serves as Non-Executive Director and Co-Chairperson of DPC Holdings Limited, positions he has held since March 2020. Mr. Sanders has held various roles in the aerospace industry, most recently serving as Executive Chairman of Gardner Aerospace from 2010 to 2019. Mr. Sanders began his career at Rolls Royce spending 13 years working on engine development and technical support. He then spent almost a decade at Lucas Aerospace where he was made Group VP Operations in 1996 and where he gained foundational experience of driving major turnaround programs. In 2002, he became CEO of CompAir, leading a buyout with Alchemy Partners. He also served as interim CEO of Deloro Stellite (a Duke Street investment) before co-founding Better Capital. Mr. Sanders is also the chairman of Latecoere Air (EPA:LAT), a French aerospace manufacturing company, the chairman of Walker Precision, a private high-precision manufacturing services company, and the chairman of Lonestar Fasteners, a private manufacturer and supplier of high-performance, specialty fasteners. Mr. Sanders holds a B.S.C. in Mechanical Engineering from Manchester University.
Mr. Sanders’ extensive aerospace industry experience and engineering knowledge and board director roles make him an essential board member.
Henry F. Brooks currently serves as a Non-Executive Director of DPC Holdings Limited, a position he has held since March 2026. Previously, Mr. Brooks served as President — Power & Controls, Collins Aerospace, an RTX Company (f/k/a United Technologies Corporation) (NYSE:RTX), and served as a special advisor from July 2025 through March 15, 2026. He has over 40 years of experience across the engineering, operations and business unit management industries, including positions at Brooks Precision Machining, Inc. and Sundstrand Corporation. Mr. Brooks also serves as a Non-Executive Director of Badger Meter Inc. (NYSE:BMI), a manufacturer of flow measurement and water quality monitoring, where he serves on the Compensation and Human Resources Committee. Mr. Brooks is the immediate past Chairman of the General Aviation Manufacturers Association (LON: GAMA). Mr. Brooks earned his executive MBA from Northeastern University in Boston, Massachusetts, a bachelor’s degree in manufacturing engineering technology and his associate’s degree in metal casting engineering technology from the Milwaukee School of Engineering.
Mr. Brooks’ extensive experience across engineering, operations, M&A, customer account management and business unit leadership in the aerospace and defense industry, as well as his experience as a member of public company boards, make him an essential board member.
Taiwo Danmola currently serves as Non-Executive Director of DPC Holdings Limited, a position he has held since January 1, 2026. Mr. Danmola has served as the Managing Member of Taiwo Danmola LLC since January 2021. He has also served as a Financing and Accounting Consultant at Global Infrastructure Solutions Inc. since 2021. Mr. Danmola has also served as Director of Loar Holdings Inc. since 2024 and of Security Mutual Life Insurance Company of New York since September 2022. Prior to his current positions, Mr. Danmola served as Assurance Partner at Ernst & Young, LLP from 2002 to 2020 and at Arthur Andersen, LLP from 1997 to 2002. Since 2022, Mr. Danmola served as a non-Trustee member of the audit committee of the Brooklyn Public Library and was appointed, effective April 2023, to its Board of Trustees. Mr. Danmola holds a B.S. in Accounting and a Minor in Economics from St. John’s University. Mr. Danmola is a Certified Public Accountant in New York State.
Mr. Danmola has vast experience in accounting and auditing. Through his previous experience as an Assurance Partner at large auditing firms, he brings valuable knowledge to the board and the audit and risk committee.
Stanley Deal currently serves as Non-Executive Director of DPC Holdings Limited, a position he has held since February 1, 2026 and sits on the Compensation Committee. Previously, he was the Executive Vice President, President and Chief Executive Officer, Boeing Commercial Airplanes from October 2019 to March 2024. Mr. Deal joined Boeing in 1986, and his previous positions include Executive Vice President, President and Chief Executive Officer, Boeing Global Services from November 2016 to October 2019; Senior Vice President of Commercial Aviation Services from March 2014 to November 2016; Vice President and General Manager of Supply Chain Management and Operations for Commercial Airplanes from September 2011 to February 2014; Vice President of Supplier Management from February 2010 to August 2011; and Vice President of Asia Pacific Sales from December 2006 to January 2010. He previously served as a member of Boeing’s Executive Council and founded and led Boeing Global Services as its inaugural President and Chief Executive Officer. Mr. Deal currently serves as an Operating Executive Board Member for JFLCO, a position he has held since April 2025, and he serves on many of the boards with JFLCO’s investments, including CTS Engines, Wellman Dynamics and Forged Solutions. He is also a member of the board of CTS Engines, a privately-owned aerospace company owned by JFLCO, a position he has held since June 2025. Mr. Deal holds a B.S. in Aerospace, Aeronautical and Astronautical Engineering from the University of Illinois Urbana-Champaign and an MBA from Pepperdine Graziadio Business School.
Mr. Deal’s extensive aerospace industry experience and leadership experience make him an essential board member.
C. Alexander Harman currently serves as Non-Executive Director of DPC Holdings Limited, a position he has held since February 1, 2026. Mr. Harman is currently Managing Partner at J.F. Lehman & Company, or JFLCO, an alternative asset manager, and is a member of JFLCO’s Management Committee and Private Equity and Credit Investment Committees. He shares overall responsibility for the firm’s management, capital formation and investment activities. He has primary responsibility for the acquisition, oversight and disposition of private equity and credit portfolio investments and operational oversight of the firm. Prior to JFLCO, Mr. Harman was a member of the Global Energy Group at J.P. Morgan & Company, where he focused on natural resources and utility-related M&A as well as debt- and equity-financings. He has served on many of the boards for JFLCO’s investments, including currently serving as Chairman of CodeMettle, NorthStar Group, TMS Group and Wellman Dynamics and as a director of Atlas Air Worldwide, Atomic Transport, CTS Engines, Mission Microwave, Trillium Engineering and Wrist Group. Mr. Harman graduated cum laude from Williams College, where he earned a B.A. in history.
Mr. Harman’s extensive experience as an institutional investor in both private equity and credit and experience serving as a member of multiple boards and as a committee member on several of such boards make him an essential board member.

Willibald Meixner currently serves as a Non-Executive Director of DPC Holdings Limited, a position he has held since February 2026. Mr. Meixner has over 30 years of experience in the global energy industry working in service and new equipment businesses for steam turbine generators, turbo compressors, gas turbines and power plants. He has held multiple leadership positions, including as Chief Executive Officer of the Power and Gas Division from 2015 to 2019, at Siemens until 2021. He is also a Non-Executive Director of SolydEra SpA, a technology leader in the field of fuel cell development and manufacturing, since 2024. Mr. Meixner holds a degree in mechanical engineering from the University of the German Army, Neubiberg, as well as a Master of Business Administration from the European School of Management and Technologies in Berlin.
Mr. Meixner’s extensive leadership experience in the aerospace and IGT industries make him an essential board member.
Board Composition
Our business affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated Articles of Association that will become effective upon the closing of this offering. Upon the closing of this offering, our board of directors will consist of 9 directors, 6 of whom will qualify as “independent” under the NYSE listing standards.
Our Articles of Association will provide that the number of our directors shall be fixed from time to time by a resolution of our board of directors. Our Articles of Association will also provide for a classified board of directors, with directors in Class I (expected to be Messrs. Sanders, Brooks and Egan), directors in Class II (expected to be Messrs. Deal, Danmola and Meixner) and directors in Class III (expected to be Messrs. Charles, Quinn and Harman). See “Description of Share Capital.”
Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Director Independence
Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent. Under the rules of the NYSE, a director is independent only if our board of directors makes an affirmative determination that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Although the NYSE permits certain phase-ins with respect to board and committee independence requirements following the completion of an initial public offering for compliance with these independence requirements, we will comply with all of them immediately following the listing of our ordinary shares in connection with this offering.
Prior to this offering, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Charles, Sanders, Brooks, Danmola, Deal and Meixner do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the NYSE listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Committees
Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the closing of this offering, our board of directors will have an audit and risk committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors.
Audit and Risk Committee
Our audit and risk committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit and risk committee is responsible for, among other things:
•
appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;

•
approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•
reviewing the qualifications and independence of the independent registered public accounting firm;

•
reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•
reviewing the adequacy and effectiveness of our internal control over financial reporting, including oversight of our internal audit processes;

•
establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;

•
preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•
reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports; and

•
reviewing and approving in advance any proposed related person transactions.

Our audit and risk committee consists of Messrs. Sanders, Danmola and Meixner with Mr. Danmola serving as the committee’s chairperson. Each member of the committee is “independent” as defined under NYSE listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each member of the audit and risk committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. In addition, our board of directors has determined that Mr. Danmola is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit and risk committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE.
Compensation Committee
Our compensation committee oversees our compensation policies, plans and programs. Our compensation committee charter will provide that our compensation committee has responsibility for, among other things:
•
reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•
reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

•
reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•
evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives;

•
administering our equity compensations plans for our employees and directors;

•
reviewing and recommending indemnification and insurance matters;

•
administering our clawback policy; and

•
reviewing and overseeing reports and disclosures related to compensation required by the SEC.

Our compensation committee consists of Messrs. Sanders, Brooks and Deal, with Mr. Sanders serving as the committee’s chairperson. Our board of directors has considered the independence and other characteristics of each member of our compensation committee. Compensation committee members must satisfy the NYSE independence requirements and additional independence criteria set forth under Rule 10C-1 of the Exchange Act. In order to be considered independent for purposes of Rule 10C-1, our board of directors must consider whether the director has accepted, other than in his capacity as a member of the board, consulting, advisory or other fees from us or whether he or she is an affiliated person of us. Each of the members of our compensation committee qualifies as an independent director pursuant to the NYSE rules and Rule 10C-1. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3, and an outside director, as defined pursuant to Section 162(m) of the Code, or Section 162(m).
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. Our nominating and corporate governance committee charter will provide that our nominating and corporate governance committee has responsibility for, among other things:
•
evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and shareholder communications;

•
assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and the size of our board of directors and its committees;

•
recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

•
evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•
reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations;

•
reviewing succession planning for our executive officers and evaluating potential successors; and

•
reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit and risk committee.

Our nominating and corporate governance committee consists of Messrs. Sanders, Harman and Meixner, with Mr. Sanders serving as the committee’s chairperson. Our board of directors has determined that Messrs. Sanders and Meixner are “independent” as defined under the NYSE listing standards.
Our board of directors may from time to time establish other committees.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at www.doncasters.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an officer or employee of our company. In 2025, the members of our then Nominating and Remuneration Committee consisted of Mr. Charles, Mr. Sanders and Mr. Quinn. Mr. Quinn was and is our CEO.
Executive Compensation
Introduction
The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead our company. The compensation packages for our named executive officers generally include a base salary, annual cash bonuses and other benefits and perquisites.
Our named executive officers for 2025 are:
•
Michael Joseph Quinn, our Chief Executive Officer;

•
David John Egan, our Chief Financial Officer; and

•
Jason Mays, our Chief Operating Officer.

Summary Compensation Table
The following table provides summary information concerning compensation of our named executive officers for services rendered to us during 2025.
Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Award ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(3) ($)	Total ($)
Michael Joseph Quinn, Chief Executive Officer	2025	$672,679	$470,269	—	—	—	$151,207	$1,294,155
David John Egan, Chief Financial Officer	2025	$645,095	$450,995	—	—	—	$120,873	$1,216,963
Jason Mays, Chief Operating Officer	2025	$362,422	$174,343	—	—	—	$15,853	$552,618

(1)
Amounts reflect the named executive officer’s base salary earned during the fiscal year presented, using a conversion rate of £0.75 pounds to one dollar and €0.87 euros to one dollar, as at close of business 29th March 2026, as applicable.

(2)
For a further discussion of the Company’s cash bonuses, see “— Bonus Compensation” below.

(3)
All other compensation amounts include 401(k) and pension contributions by the Company.

2026 Compensation Changes
Effective April 1, 2026, annual salary and bonus targets were increased for our key employees, including our named executive officers. The increased base salaries and annualized bonus targets for our named executive officers are summarized below, with 2026 base salaries going into effect as of April 1, 2026.

Name and Principal Position	2026 Base Salary(1)	2026 Annual Bonus Target(2)
Michael Joseph Quinn, Chief Executive Officer	$940,754	$858,483
David John Egan, Chief Financial Officer	$703,877	$510,311
Jason Mays, Chief Operating Officer	$500,000	$337,500

(1)
Amounts reflect the named executive officer’s updated 2026 annualized base salary, using a conversion rate of £0.75 pounds to one dollar and €0.87 euros to one dollar, as at close of business 29th March 2026, as applicable.

(2)
2026 annual bonus targets are pro-rated based on the named executive officer’s target bonus in effect through 31st March 2026 and the updated target bonus that went into effect April 1, 2026.

Narrative Disclosure to Summary Compensation Table
Senior Management Employment Agreements
Each of our named executive officers is party to employment contracts, the terms of each of which are described below.
Michael Joseph Quinn Employment Agreement
Effective as of February 10, 2020, Mr. Quinn entered into an employment agreement with Doncasters, which agreement was amended on July 30, 2025 (together, the “Quinn Employment Agreement”), pursuant to which Mr. Quinn serves as our Chief Executive Officer.
The Quinn Employment Agreement provides for (i) an annual base salary subject to annual review and increase based on company performance and Mr. Quinn’s performance, (ii) eligibility to receive a discretionary annual cash bonus, subject to his continued employment, (iii) eligibility to participate in our management incentive plan on the same terms as similarly situated employees and subject to the rules of the plan, (iv) eligibility to participate in our health care scheme at no cost to self, spouse or dependents, (v) salary continuation during times of illness for up to 12 weeks, subject to a maximum of 12 weeks’ payment over any 12 month period, (vi) a car allowance, and (vii) eligibility to participate in a pension scheme pursuant to statutory requirements. Pursuant to the Quinn Employment Agreement, Mr. Quinn is subject to perpetual confidentiality restrictions, non-competition restrictions for three months following his termination and non-solicitation of customers or employees and non-interference restrictions for twelve months following his termination. Doncasters must provide Mr. Quinn six months’ written notice of the termination of his employment and may place Mr. Quinn on garden leave during such time or provide a payment in lieu of such notice period.
David John Egan Employment Agreement
Effective as of March 19, 2024, Mr. Egan entered into an employment agreement with Doncasters, pursuant to which he was appointed to serve as our CFO and member of our board of directors, or the Egan Employment Agreement.
The Egan Employment Agreement provides for (i) an annual base salary, subject to review from time to time, (ii) eligibility to participate in our discretionary annual bonus program, (iii) eligibility to participate in our life assurance scheme and health and welfare programs at no cost, (iv) annual contributions to Mr. Egan’s personal pension arrangements, (v) guaranteed salary continuation during times of illness for up to 26 weeks, subject to a maximum of 26 weeks’ payment over any 12 month period, in addition to discretionary salary continuation for any extended period, and (vi) statutory benefits including various family and personal leaves. Pursuant to the Egan Employment Agreement, Mr. Egan is subject to perpetual confidentiality restrictions, non-competition restrictions for six months following his termination and non-solicitation of customers or employees and non-interference restrictions for twelve months following his termination. Doncasters must provide Mr. Egan six months’ written notice of the termination of his employment and may place Mr. Egan on garden leave during such time or provide a payment in lieu of such notice period.
Jason Mays Employment Agreement
Effective as of February 21, 2018, Mr. Mays entered into a letter agreement with Doncasters, which agreement was amended to appoint Mr. Mays as our Chief Operating Officer effective January 1, 2025, or the Mays Agreement. The Mays Agreement provides that Mr. Mays is eligible to participate in our discretionary annual bonus program. Doncasters must provide Mr. Mays three months’ written notice of the termination of his employment and may provide a payment in lieu of such notice period. Severance payments Mr. Mays is entitled to upon a termination of his employment other than for Cause (as defined in the Mays Agreement) is described in “— Termination and Change in Control Provisions” below.
Outstanding Equity Awards at December 31, 2025
We had no outstanding equity awards as of December 31, 2025.
Termination and Change in Control Provisions
Severance Payments and Benefits
If Mr. Mays’ employment is terminated for a reason other than Cause (as defined in the Mays Employment Agreement), subject to Mr. Mays execution of a release of claims and compliance with post-termination restrictive covenants, Mr. Mays will be paid an amount equal to six months’ base salary, which will be paid in accordance with our regular payroll practices. Mr. Mays is subject to post-termination non-competition and non-solicitation (of customers, prospective customers and employees) restrictions for a period of six months.
Management Incentive Plan
In the event our named executive officers’ employment is terminated due to (i) redundancy (within the meaning of the Employment Rights Act of 1996 (or any applicable equivalent overseas legislation)), (ii) retirement as agreed between the named executive officer and the board, (iii) the named executive officer’s death, (iv) the named executive officers inability to perform duties for at least six (6) months due to physical or mental incapacity, (v) any dismissal by DPC Holdings Limited or any of its subsidiaries that is later determined by a court to be unfair (other than for a procedural reason), or (vi) as otherwise determined by the board, the named executive officer will remain eligible to receive payment under the MIP.
Bonus Compensation
Annual Bonuses
Each of our named executive officers is eligible to earn a discretionary cash bonus in accordance with the terms of their employment agreements, in order to reward them for their performance during the fiscal year and to recognize their contributions to the growth of our business. The bonus amounts earned for fiscal 2025 service are reflected in the “Bonus” column in the Summary Compensation Table above.
Management Incentive Plan
Our Management Incentive Plan, or MIP, is a form of cash incentive program in which our named executive officers and directors are eligible to participate. This offering will constitute a payment triggering event under the MIP. To provide greater certainty to our investors as to the magnitude of the MIP payouts, our Board and our shareholders approved an amendment to the MIP such that the payouts thereunder will be determined based on the initial public offering price set forth on the cover page of this prospectus.

Each participant in the MIP will be eligible to receive an allocated portion of the funds available for payout under the MIP, subject to their continued employment and there being no notice to terminate their employment (except as otherwise described in “Termination and Change in Control Provisions” above) through the applicable payment trigger, including this offering.
Gross payouts, before any applicable tax withholdings or payments, under the MIP to our named executive officers are estimated to be: $      , $      and $      for Mr. Quinn, Mr. Egan, and Mr. Mays, respectively. For tax purposes, the MIP payments will be taxable as compensation and the net amount actually received by each of Mr. Quinn, Mr. Egan, and Mr. Mays will reflect their respective federal, state, local, payroll and social security tax obligations. Certain MIP participants, including Mr. Quinn, Mr. Egan and Mr. Mays have agreed to reinvest in the Company and purchase ordinary shares, using approximately 35%, 45% and 20%, of their after-tax MIP proceeds for Mr. Quinn, Mr. Egan and Mr. Mays, respectively, as part of the directed share program in connection with this offering described under “Underwriting — Directed Share Program”.
In addition, our Board and our shareholders also approved the termination of the MIP in connection with this offering, subject only to the payment of the MIP amounts owe thereunder at the time of this offering, as described above.
Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Dirkson Charles	$200,000	—	—	$200,000
Nicholas Sanders	$125,000	—	—	$125,000
Narrative to Director Compensation Table
During the year ended December 31, 2025, Dirkson Charles and Nicholas Sanders received cash compensation to compensate them for their service as non-employee directors and are also eligible to participate in the MIP.
Gross payouts, before any applicable tax withholdings or payments, under the MIP to Mr. Charles and Mr. Sanders are estimated to be $       and $      , respectively. Mr. Charles and Mr. Sanders have agreed to reinvest in the Company and purchase ordinary shares using approximately 100% and 75%, respectively, of their after-tax MIP proceeds, as part of the directed share program in connection with this offering described under “Underwriting — Directed Share Program”.
In connection with this offering, our Board adopted the following annual cash retainers for each of our non-employee directors, excluding C. Alexander Harman, which are paid on a monthly basis:
Role	Amount
Board member and Co-Chair of the Board	$300,000
Chair of the Audit & Risk Committee*	$225,000
Chair of the Compensation Committee*	$225,000
Chair of the Nominations & Corporate Governance Committee*	$225,000
Chair of the Strategy Committee*	$225,000
Board and Committee member	$175,000

*
not payable to Co-Chairs of the Board

Director Share Program Under Equity Incentive Plan and Participation in Directed Share Program
Pursuant to the terms of the Equity Incentive Plan (as defined below), we intend to offer our independent directors the opportunity to make a one-time election to participate in a share purchase and matching grant program, which provides that if the independent director purchases ordinary shares (the “Purchased Shares”) (the date of the first such purchase, the “Purchase Date”) as part of the directed share program in connection with this offering as described under “Underwriting — Directed Share Program” or, with respect to an individual who becomes a non-employee director after the closing of this offering, at fair value within 30 days following the date the individual becomes a non-employee director, then the company will issue pursuant to the Equity Incentive Plan a matching grant of fully vested ordinary shares (the “Matching Grant Shares”).
Under the directed share program, Mr. Charles, Mr. Sanders, Mr. Brooks, Mr. Danmola, Mr. Deal and Mr. Meixner will be eligible to purchase, in the aggregate, up to 1,000,000 ordinary shares and in connection with this offering, up to 250,000 ordinary shares under the Equity Incentive Plan may become Matching Grant Shares. The ordinary shares available for purchase under the directed share program and the corresponding Matching Grant Shares will be available to such directors on a pro-rata basis and, to the extent any director does not purchase their full pro-rata allocation, the remaining portion of their ordinary shares eligible for purchase under the directed share program will be available for purchase by directors who elect to purchase their maximum pro-rata allocation. The number of Matching Grant Shares to each director will equal the number of ordinary shares having an aggregate fair market value that is equal to 25% of the aggregate fair market value of the shares purchased by the director.
For the purchase of ordinary shares under the director share program not in connection with this offering, the number of Matching Grant Shares will equal the lesser of (i) the number of ordinary shares having an aggregate fair market value that is equal to 25% of the aggregate fair market value of the shares purchased by the director or (ii) the number of ordinary shares having an aggregate value equal to the product of (a) 41,667 multiplied by (b) the initial public offering price set forth on the cover page of this prospectus.
If an eligible director elects to participate in this program, the Matching Grant Shares will be restricted from sale pursuant to the terms of the Equity Incentive Plan as follows: all Matching Grant Shares will be restricted from sale prior to the third anniversary of such director’s Purchase Date and Purchased Shares will be restricted from sale prior to the first anniversary of such director’s Purchase Date.
Mr. Harman is not eligible to participate in the director share purchase program.
Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our Board may revise the compensation arrangements for our directors from time to time.
Compensation Arrangements to be Adopted in Connection with this Offering
Equity Incentive Plan
In order to incentivize our employees following the completion of this offering, our Board adopted, and our shareholders approved, the DPC Holdings Limited 2026 Equity Incentive Plan (the “Equity Incentive Plan”) for employees, consultants and/or directors. Our named executive officers will be eligible to participate in the Equity Incentive Plan. The Equity Incentive Plan provides for the grant of options and matching share awards, intended to align the interests of service providers, including our named executive officers and directors, with those of our shareholders.
Summary of the Equity Incentive Plan
In connection with this offering, our Board adopted, and our shareholders have approved the Equity Incentive Plan, pursuant to which employees, consultants and directors of our company and employees, consultants and directors of our affiliates performing services for us, including our executive officers, will be eligible to receive awards. The Equity Incentive Plan provides for the grant of share options to eligible participants and matching share awards to non-employee directors, in each case, intended to align the interests of participants with those of our shareholders.
Share Reserve
An aggregate of 55,250,000 ordinary shares will be available for issuance under the Equity Incentive Plan. Shares issued under the Equity Incentive Plan may be authorized but unissued shares or treasury shares. Of these 55,250,000 ordinary shares, (1) 250,000 ordinary shares may be granted as Matching Grant Shares described above in connection with the directors’ participation in the directed share program in connection with this offering, (2) 30,000,000 ordinary shares may be granted immediately following the effectiveness of the Equity Incentive Plan, subject to the occurrence of this offering occurring within five business days following pricing, (3) 5,000,000 ordinary shares may be granted when all lock-up and similar restrictions agreed in connection with this offering by the shareholders as of the date of adoption of the Equity Incentive Plan have been irrevocably and unconditionally released, and (4) a further 5,000,000 ordinary shares may be granted on or following each anniversary of this offering; provided, that, following the first anniversary of this offering, the annual grant limitations will not apply once the trading price of an ordinary share trades at or above two times the offering price of a share as set forth on the cover page of this prospectus.
If an award under the Equity Incentive Plan expires, terminates, or is forfeited, settled in cash, or canceled without having been fully exercised, any unused shares subject to the award will be available for new grants under the Equity Incentive Plan. If shares issuable upon exercise, vesting, or settlement of an award are surrendered or tendered to the Company in payment of the purchase or exercise price of an award or any taxes required to be withheld in respect of an award, in each case, in accordance with the terms of the Equity Incentive Plan, such surrendered or tendered shares will be added back to the share reserve. Awards granted under the Equity Incentive Plan in substitution for any options or other share or share-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or shares will not reduce the shares available for grant under the Equity Incentive Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive share options.
Administration
The Equity Incentive Plan will be administered by our compensation committee, or by our Board, to the extent appropriate (such body administering the plan, the “EIP Administrator”). The EIP Administrator has the authority to construe and interpret the Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the Equity Incentive Plan may be made subject to “performance conditions” and other terms.
Eligibility
Our employees, consultants and directors, and employees, consultants and directors of our affiliates, will be eligible to receive awards under the Equity Incentive Plan. The EIP Administrator will determine who will receive awards, and the terms and conditions associated with such award subject to the terms and conditions of the Equity Incentive Plan.
Term
The Equity Incentive Plan will terminate ten years from the date our Board approved the plan unless it is terminated earlier by our Board.
Share Options
Options granted under the Equity Incentive Plan may be granted as incentive share options under the Code (as defined below) or nonstatutory share options and may be exercisable at such times and subject to such terms and conditions of the Equity Incentive Plan and as the EIP Administrator determines. The maximum term of options granted under the Equity Incentive Plan is the earlier of (i) 10 years from the grant date (or 5 years from the grant date, in the case of an incentive share option granted to an employee who owns ordinary shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, its subsidiaries or any parent) or (ii) unless otherwise provided for the in award agreement, (a) 90 days after the date of termination of employment other than upon death, disability or cause, (b) one year after the date of separation from service for death or disability, or (c) upon termination for cause.

The Equity Incentive Plan also contains a UK sub-plan, which is intended to qualify as a company share option plan, or CSOP, that meets the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, or ITEPA. Options granted as CSOP options are, subject to certain qualifying conditions being met, potentially U.K. tax favored options up to an individual limit of £60,000 calculated by reference to the market value of the shares under option at the date of grant. Options granted as CSOP options must have an exercise price equal to or more than the market value of a share on the date of grant and, where the exercise of an option is to be satisfied by newly issued shares, the exercise price must not be less than the nominal value of a share. CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime.
Matching Share Awards
Fully vested ordinary shares consisting of matching share grants described under “— Director Compensation” are available to incentivize non-employee directors to invest in ordinary shares.
Additional Provisions
Awards granted under the Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, and all such rights will be exercisable, during the participant’s lifetime, only by the participant, except for certain non-statutory share options that may be transferred to certain family members as the EIP Administrator determines.
In the event of a change in control (as defined in the Equity Incentive Plan), all outstanding share options will become immediately exercisable with respect to all of the shares subject to such share options. In the event of any change to our outstanding ordinary shares or capital structure, such as a share split, reverse share split, recapitalization, reorganization, merger, consolidation, combination, division, exchange, spin off, share dividend, or extraordinary cash or non-cash dividend or other relevant change in capitalization or any extraordinary cash or non-cash dividend, all awards will be equitably adjusted or substituted (which may include cash payments) to the extent necessary to preserve the economic intention of such awards. A committee or subcommittee appointed by the Board may establish a program under which dividend equivalent rights may be granted in conjunction with other awards, and it is intended that any such dividend equivalent rights would be either exempt from, or in compliance with, Section 409A of the Code.
IPO Grants
In connection with this offering, we anticipate granting an aggregate of        options to purchase ordinary shares to certain employees and our non-employee directors, other than Mr. Harman, divided into five equal size tranches: Tranche A, Tranche B, Tranche C, Tranche D and Tranche E. Tranche A vests on the first anniversary of the grant date with an exercise price set at the initial public offering price. Tranche B vests on the second anniversary of the grant date with an exercise price set at the product of 1.10 and the initial public offering price. Tranche C vests on the third anniversary of the grant date with an exercise price set at the product of 1.21 and the initial public offering price. Tranche D vests on the fourth anniversary of the grant date with an exercise price set at the product of 1.331 and the initial public offering price. Tranche E vests on the fifth anniversary of the grant date with an exercise price set at the product of 1.464 and the initial public offering price. The options will expire on the earlier of (i) ten years from the grant date or (ii) 90 days after termination of employment other than upon death, disability or cause.
Included in the        options we anticipate granting as described above, we anticipate granting        , and        options to Mr. Quinn, Mr. Egan, and Mr. Mays, respectively, and        options to each of Mr. Charles, Mr. Sanders, Mr. Brooks, Mr. Danmola, Mr. Deal and Mr. Meixner. These options are subject to the same terms and conditions as set forth above. All awards granted in connection with this offering will be subject to the terms of the Equity Incentive Plan and individual award agreements.
Of the                 shares proposed to be placed under option for Mr. Egan, a certain amount of these will be granted as CSOP options, up to the maximum limit(s) permitted by Schedule 4 of ITEPA or such other applicable law.

MIP Recognition Grants
In addition, in connection with the amendment to the MIP described above, such that the payouts thereunder will be determined based on the initial public offering price set forth on the cover page of this prospectus, we anticipate granting approximately        options to MIP participants, including       ,       ,       ,        and        options to Mr. Quinn, Mr. Egan, Mr. Mays, Mr. Charles and Mr. Sanders, respectively. These options will be subject to the terms of the Equity Incentive Plan and individual award agreements and will be immediately vested on grant but subject to the lock-up period.

Certain Relationships and Related Party Transactions
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation”. The following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:
•
we have been or are to be a participant;

•
the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Indemnification of Officers and Directors and Insurance
Following completion of this offering, our Articles of Association will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Jersey law. In addition, we have entered, or will enter, into indemnification agreements with each of our directors and executive officers. See “Description of Share Capital — Comparison of Delaware Corporate Law and Jersey Corporate Law — Indemnification of directors and executive officers and limitation of liability” below for more details. We also have purchased directors’ and officers’ liability insurance.
Directed Share Program
At our request, the underwriters have reserved up to      ordinary shares, or    % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain of our non-employee directors, management, employees, friends and family. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. See “Prospectus Summary — The Offering — Directed Share Program” for additional information.
Related Persons Transaction Policy
We have adopted formal written procedures for the review, approval, or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy will provide that the audit and risk committee of our board of directors will be charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit and risk committee’s attention. We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.
Management Incentive Plan
As part of the 2020 restructuring, we implemented a cash-based management incentive plan, or MIP, which was designed to provide incentives for our senior management and board members, including our named executive officers who are eligible to participate, and to deliver long-term shareholder returns. For further details, see “Executive Compensation — Narrative Disclosure to Summary Compensation Table — Termination and Change in Control Provisions — Management Incentive Plan.” As of December 31, 2025, we had a $132 million liability in respect of the MIP recognized on the face of the balance sheet. An additional $14 million was recognized in accrued expenses and other current liabilities related to social security and sundry taxes in 2025. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus. As of March 29, 2026, we had a $144 million liability in respect of the MIP recognized on the face of the balance sheet. An additional $15 million was recognized in accrued expenses and other current liabilities related to social security and sundry taxes. See Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Principal Shareholders
The following table sets forth the beneficial ownership of our ordinary shares (i) as of and (ii) immediately following this offering, as adjusted to reflect the sale of ordinary shares, in each case, by the following individuals or groups:
•
each of our named executive officers;

•
each of our directors;

•
all of our current directors and named executive officers as a group; and

•
each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The percentage ownership information shown in the table prior to this offering is based upon 451,747,577 ordinary shares outstanding as of May 19, 2026. The percentage ownership information shown in the table after this offering is based upon      ordinary shares outstanding as of       after giving effect to the sale of ordinary shares by us in this offering and assuming no exercise of the underwriters’ option to purchase additional ordinary shares.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include ordinary shares issuable pursuant to the exercise of share options that are either immediately exercisable or exercisable on or before      , which is 60 days after the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The information set forth below regarding the beneficial ownership for each of our principal shareholders has been furnished by such shareholders. In addition, the following table does not reflect any ordinary shares that may be purchased in this offering or pursuant to our directed share program described under “Underwriting — Directed Share Program.”
Except as otherwise indicated in the table below, addresses of named beneficial owners are care of DPC Holdings Limited., 2nd Floor, Donington Court, Pegasus Business Park, Herald Way, Derby, DE742UZ.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	%	Number	%
5% Shareholders:
J F Lehman(1)	75,572,492	16.7%
Corre Opportunities Fund(2)	43,274,275	9.6%
Searchlight Opportunities(3)	41,830,415	9.3%
Lord Abbett & Co LLC(4)	32,228,577	7.1%
Hill City Capital(5)	29,974,426	6.6%
Entities affiliated with Man Investment Partners (US) LP(6)	29,843,561	6.6%
UBS Asset Management	28,825,531	6.4%
Mudrick Capital Management(7)	25,610,693	5.7%
Named Executive Officers and Directors:
Michael Joseph Quinn	*	*
David John Egan	*	*
Jason Mays	*	*
Dirkson Charles	*	*
Nicholas Sanders	*	*
Henry F. Brooks	—	—
Taiwo K. Danmola	—	—
Stanley Deal(1)	—	—
C. Alexander Harman(1)	—	—
Willibald Meixner	—	—
All executive officers and directors as a group (10 persons)

*
Less than 1%.

(1)
Includes 75,572,492 ordinary shares held by JFL Fund VI Alloy Holdings, LLC, or Alloy Holdings. Alloy Holdings may be deemed to be controlled by its sole members, JFL Equity Investors VI, L.P., or JFL Fund VI, JFL Parallel Fund VI, L.P., or JFL Parallel VI, and JFL Executive Investors VI, L.P., or JFL Executive VI (together with JFL Fund VI and JFL Parallel VI, the “JFL Funds”). The JFL Funds are controlled by their general partner, JFL GP Investors VI, LLC, or Ultimate GP VI. Ultimate GP VI is controlled by its managers Messrs. Stephen L. Brooks, C. Alexander Harman, Louis N. Mintz and Glenn M Shor. Mr. C. Alexander Harman is the Managing Partner at J.F. Lehman & Company, LLC, or JFLCo. Mr. Harman does not individually direct the voting or disposition of the shares held of record by the entities affiliated with JFLCo and disclaims beneficial ownership of such shares held by such entities except to the extent of their pecuniary interest therein. The principal business address of each entity is c/o J.F. Lehman & Company, LLC, 55 Hudson Yards, 23rd Floor, New York, NY 10001. Each of JFL Holdings, the JFL Funds, and the Ultimate GP VI and each of Messrs. Brooks, Harman, Mintz and Shor disclaims beneficial ownership of the shares held by Alloy Holdings and the JFL Funds, except to the extent of their pecuniary interest therein.

(2)
Corre Opportunities Qualified Master Fund, LP (“Corre Opportunities Fund”) has shared voting power and shared dispositive power with respect to 17,360,457 ordinary shares; Corre Horizon Fund, LP (“Corre Horizon”) has shared voting power and shared dispositive power with respect to 11,201,163 ordinary shares; Corre Horizon II Fund, LP (“Corre Horizon II” and together with Corre Qualified Fund and Corre Horizon, the “Funds”) has shared voting power and shared dispositive power with respect to 14,712,655 ordinary shares; Corre Partners Advisors, LLC (the “General Partner”) has shared voting power and shared dispositive power with respect to 43,274,275 ordinary shares; Corre Partners Management, LLC (the “Investment Advisor”) has shared voting power and shared dispositive power with respect to 43,274,275 ordinary shares; John Barrett has shared voting power and shared dispositive power with respect to 43,274,275 ordinary shares. The General Partner serves as the general partner to the Funds, the Investment Advisor has been delegated investment authority over the assets of the Funds by the General Partner. Corre Opportunities Fund may be deemed to be the beneficial owner of 17,360,457 ordinary shares, Corre Horizon may be deemed to be the beneficial owner of 11,201,163 ordinary shares, Corre Horizon II may be deemed to be the beneficial owner of 14,712,655 ordinary shares, and (iv) each of the General Partner, the Investment Adviser and Mr. Barrett may be deemed to be the beneficial owner of 43,274,275 ordinary shares. The business address of the Funds is c/o Corre Partners Management, LLC, 12 East 49th Street, 40th Floor, New York, New York 10017. Each of (i) the General Partner, which serves as the general partner of the Funds, (ii) the Investment Advisor, which has been delegated investment authority over the assets of the Funds by the General Partner, and (iii) Mr. John Barrett, who serves as the managing member of the General Partner and the Investment Adviser, has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the ordinary shares beneficially owned or to be owned by the Funds.
(3)
Includes (i) 5,729,283 ordinary shares held by SOF Holdings, L.P., (ii) 832,025 ordinary shares held by Searchlight Opportunities Master Fund II-A, L.P., and (iii) 35,269,107 ordinary shares held by SOF II DBT I, L.P. As members of the board of managers of Searchlight Opportunities Fund GP, LLC, which has the power to vote or dispose of the securities held by SOF Holdings, L.P., and Searchlight Opportunities Fund II GP, LLC, which has the power to vote or dispose of the securities held by Searchlight Opportunities Master Fund II-A, L.P. and SOF II DBT I, L.P., Erol Uzumeri, Eric Zinterhofer and Oliver Haarmann may be deemed to have shared voting and investment power with respect to such securities. The principal business address of each of SOF Holdings, L.P., Searchlight Opportunities Master Fund II-A, L.P., SOF II DBT I, L.P., Searchlight Opportunities Fund GP, LLC, Searchlight Opportunities Fund II GP, LLC, Erol Uzumeri, Eric Zinterhofer and Oliver Haarmann is 745 Fifth Avenue, 27th Floor, New York, NY 10151.

(4)
Includes 32,228,577 ordinary shares held by various accounts managed by Lord, Abbett & Co. LLC, over which Lord, Abbett & Co. LLC exercises investment discretion. Douglas Sieg is the managing member of Lord, Abbett & Co. LLC with the power to exercise voting and dispositive power over the 32,228,577 ordinary shares of Lord, Abbett & Co. LLC. The business address of each of Lord, Abbett & Co. LLC, Mr. Sieg, and the various managed accounts is 30 Hudson Street, Jersey City, NJ 07302.

(5)
Includes 29,974,426 ordinary shares held by Hill City Capital Master Fund LP (“HCCMF”). Hill City Capital GP LLC serves as the general partner of HCCMF. Hill City Capital LP serves as the investment manager of HCCMF. Hill City GP LLC serves as the general partner of Hill City Capital LP. Herbert Frazier serves as the managing member of each of Hill City Capital GP LLC and Hill City GP LLC. By virtue of these relationships, each of Hill City Capital GP LLC, Hill City Capital LP, Hill City GP LLC and Mr. Frazier may be deemed to share voting and dispositive power over the 29,974,426 ordinary shares held by HCCMF. Each of the foregoing disclaims beneficial ownership of these shares except to the extent of its or his pecuniary interest therein, if any. The principal business address of HCCMF is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. The principal business address of each of Hill City Capital GP LLC, Hill City Capital LP, Hill City GP LLC and Mr. Frazier is 121 High Street, 3rd Floor, Boston, Massachusetts 02110.

(6)
Includes 29,843,561 ordinary shares held by investment funds (the “Man (US) Funds”) to which Man Investment Partners (US) LP serves as investment manager. Man Investment Partners (US) LP has investment and voting power with respect to such shares. The principal business address of the Man (US) Funds is c/o Man Investment Partners (US) LP, 299 Park Avenue, 24th Floor, New York, NY 10171. Man Investment Partners (US) LP is an indirect subsidiary of Man Group PLC. In accordance with SEC Release No. 34-39538 (January 12, 1998), the beneficial ownership reported herein does not include securities, if any, beneficially owned by other affiliates or business units whose beneficial ownership of securities are disaggregated from that of Man Investment Partners (US) LP in accordance with such release.

(7)
Includes (i) 25,610,693 ordinary shares of Alloy Topco Limited, and (ii) term loan positions in Doncasters, in each case held by certain funds, investors, entities or accounts that are managed,

sponsored or advised by Mudrick Capital Management, L.P. or its affiliates. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Scott Bynum is a Portfolio Manager of Mudrick Capital Management, L.P. Each of Mr. Mudrick and Mr. Bynum, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such securities. Each of the aforementioned entities and individuals disclaims beneficial ownership of the securities held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The principal business address of each of Mudrick Capital Management, L.P., Mr. Mudrick and Mr. Bynum is c/o Mudrick Capital Management, L.P., 31 West 52nd Street, 16th Floor, New York, NY 10019.
Registration Rights Agreement
In connection with this offering, we intend to enter into a Registration Rights Agreement with holders of 5% or more of our ordinary shares, or the Reporting Holders. With the exception of underwriting discounts, commissions, and certain other expenses, we will pay all expenses related to any demand registration, takedown request or piggyback rights described below, subject to reasonable fees and disbursements of one counsel for the selling holders. The registration rights described below will expire upon the earliest to occur of: (i) seven years after the completion of this offering or (ii) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights hold below 1% of our total outstanding ordinary shares and can sell all of such holder’s registrable securities during any three-month period pursuant to Rule 144 promulgated under the Securities Act. Following this offering, holders of an aggregate of approximately        of our ordinary shares will be entitled to the registration rights described below.
Demand Registrations.   Beginning 180 days following the pricing of this offering, or earlier if the lock-up agreement entered into in connection with this offering is waived by the underwriters for all lock-up parties pro rata, Reporting Holders holding an aggregate of 10% or more of our ordinary shares may request the registration of a portion of their ordinary shares, or the Registrable Securities, on a Form S-3, or if not available, on a Form S-1, or a Demand Registration. Reporting Holders may make up to three Demand Registration requests on Form S-3 or two Demand Registration requests on Form S-1, as long as at least $50 million of Registrable Securities are being registered, with the limit of only one Demand Registration at a time and no Demand Registration requests within four months of another request having been fulfilled. Once a Demand Registration request is received, we will provide notice to non-demanding shareholders holding 1% or more of our ordinary shares and director and management holders, who may elect to join in the registration.
Takedown Requests.   If a shelf registration statement is effective and available for use, Reporting Holders holding an aggregate of 10% or more of our Ordinary Shares may request, a Takedown Request, that we conduct a registered takedown offering to one or more underwriters on a firm commitment basis. Reporting Holders may make up to three Takedown Requests per year, as long as at least $50 million of Registrable Securities are being offered, with the limit of only one Takedown at a time and no Takedown Requests within four months of another request having been fulfilled. Once a Takedown Request is received (other than a Takedown Request for a block trade), we will provide notice to non-requesting shareholders holding 1% or more of our ordinary shares and director and management holders, who may elect to join in the offering, subject to cutbacks. If the Takedown Request is for a block trade, we will give notice to non-requesting shareholders holding 5% or more of our ordinary shares and institutional shareholders that may be deemed our affiliates, who may elect to join in the block trade.
Piggyback Rights.   In addition to the above, if we file a prospectus supplement to an effective shelf registration statement or a registration statement (other than pursuant to certain exceptions) for an offering by us one or more underwriters on a firm commitment basis we will provide notice to shareholders holding 1% or more of our ordinary shares and director and management holders and offer them the opportunity to include Registrable Securities in the offering, subject to cutback and certain customary exceptions.
Cutbacks.   If the managing underwriters advise that the number of Registrable Securities proposed to be included in an offering exceeds the number of Registrable Securities which can be sold in the market in an orderly fashion, then (i) in the case of an offering initiated by us, all other holders will be cut back pro rata to allow us to proceed with the offering, and (ii) in the case of an offering pursuant to a request by one or more Reporting Holders, the demanding holders will be able to include their Registrable Securities and reduce the Registrable Securities of other holders on a pro rata basis.
All holders of Registrable Securities under the Registration Rights Agreement who join an offering will agree to customary lock-ups of up to 90 days in connection with any underwritten offering, so long as our executive officers and directors agree to a similar lock-up. All Demand Registrations and Takedown Requests will be subject to (i) customary black-out periods as part of our policy, and (ii) deferral at our sole discretion for up to 90 days in each 360-day period.
The foregoing description of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the form of Registration Rights Agreement expected to be in effect at the closing of this offering, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Description of Share Capital
The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association (as amended, our “Articles of Association” and “Memorandum of Association,” respectively). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Association and Memorandum of Association, copies of which are filed with the SEC together as an exhibit to the registration statement of which this prospectus is a part, and applicable law.
Our authorized share capital will consist of an unlimited number of ordinary shares, no par value and, if authorized in the future, an unlimited number of preferred shares, no par value.
Ordinary Shares
All outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have pre-emptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of ordinary shares held by non-residents of Jersey.
Our board of directors may issue authorized but unissued ordinary shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.
Dividend and Liquidation Rights.   Holders of ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our ordinary shares by the board of directors out of funds legally available therefore. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future.
Shareholder Meetings and Quorum.   Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.
Voting Rights.   Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of holders of ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future.
An ordinary resolution requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.
A special resolution, which will be required for important matters (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in authorized capitalization, or distributing the Company’s assets in connection with a liquidation or winding-up), requires approval by the holders of two-thirds (66.67%) of the voting rights represented at a meeting, in person or by proxy, and voting thereon.
Requirements for Advance Notification of Shareholder Nominations and Proposals.   Our Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.
Modification of Class Rights.   The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of that class.
Directors
Appointment and removal
The management of the Company is vested in its board of directors. The articles of association provide that there shall be a board of directors consisting of no fewer than two directors and the size of the board of directors shall not be subject to a maximum.

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. Class I directors shall initially serve until the first annual general meeting following the initial effectiveness of the articles of association (expected in 2026), Class II directors shall initially serve until the second annual general meeting following the initial effectiveness of the articles of association (expected in 2026) and Class III directors shall initially serve until the third annual general meeting following the initial effectiveness of the articles of association (expected in 2026). At each succeeding annual general meeting, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.
Ordinary shareholders may nominate directors pursuant to the advance notice provisions of the articles of association (including the requirements for timely notice and other obligatory information regarding the nominating shareholder and the nominee). If a vacancy arises on the board of directors, the vacancy may be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and not by the vote of shareholders. The appointment and removal of directors is also subject to the applicable rules of the NYSE and to the provisions of the Shareholder Director Nominee Agreement.
The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of the Company are set out in the articles of association.
Indemnification of Directors and Officers
To the fullest extent permitted by law, the articles of association provide that the directors and officers of the Company shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices.
Exclusive Forum Provisions
Unless the Company consents in writing to the selection of an alternative forum, the courts of the Island of Jersey are the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of Jersey law or the articles of association or (iv) any action asserting a claim in any way relating to the constitution or conduct of the Company (or, if such courts do not have subject matter jurisdiction thereof, the jurisdiction that does have jurisdiction). Unless the Company selects or consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States federal securities laws of the United States of America, including, in each case, the Securities Act and the Exchange Act and the applicable rules and regulations promulgated thereunder.
Other Jersey, Channel Islands Law Considerations
Purchase of Own Shares
As with declaring a dividend, we may not buy back or redeem (to the extent redeemable) our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, we will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until we are dissolved on a solvent basis, if earlier).
If the above conditions are met, we may purchase shares in the manner described below.
We may purchase on a securities exchange our own shares pursuant to a resolution of our shareholders. The resolution authorizing the purchase must specify the maximum number of shares to be purchased; the maximum and minimum prices which may be paid; and a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.
We may, subject to the law, purchase our own shares otherwise than on a securities exchange as determined by the directors under a written purchase contract pre-approved by an ordinary resolution of our shareholders or by a resolution of the directors, or if the shares are to be purchased for nil consideration, by a resolution of our directors. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.
We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only treasury shares would remain in issue.
If it is not prohibited by our Articles of Association, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, transferred for any purposes (for or without consideration), or held without cancelling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.
Mandatory Purchases and Acquisitions
The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares to which the offer relates, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchases the holder’s shares on terms different to those under which the person made such offer.
Compromises and Arrangements
Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or a member or members representing 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).
Whether our capital is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.
Conflicts of Interest
Jersey law permits companies to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to us or our officers, directors or shareholders. Subject to applicable law, our articles of association renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain directors, principals, members, officers, associated funds, employees and/or representatives of a member or its affiliates, and directors who are not employees. Our articles of association provide that, subject to applicable law, the foregoing persons will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, subject to applicable law, in the event that the foregoing persons acquire knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or themselves, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or direct it to another person or entity. Our articles of association do not renounce our interest in any business opportunity that is expressly offered to such persons solely in his or her capacity as a director of our Company.
Market Listing
We intend to apply to have our ordinary shares authorized for listing on the NYSE under the symbol “DPC.”
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares will be Broadridge Corporate Issuer Solutions, LLC. The transfer agent and registrar’s address is 51 Mercedes Way, Edgewood, NY 11717.

COMPARISON OF DELAWARE CORPORATE LAW AND JERSEY CORPORATE LAW
Jersey companies are governed by the Jersey Companies Law. The Jersey Companies Law differs from laws applicable to Delaware corporations and their shareholders. For comparison purposes, set forth below is a summary of some significant differences between the laws applicable to companies incorporated in the State of Delaware and the provisions of the Jersey Companies Law applicable to us.
DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
Mergers and similar arrangements; Appraisal rights
Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.
A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if our Articles of Association require, by the shareholders in a general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution (being a two-thirds majority, if our Articles of Association do not specify a greater majority) of shareholders of that company.
There are no appraisal rights under the Jersey Companies Law.

Shareholders’ suits
Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.
There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Subject to restrictions in our Articles of Association, the board of directors may set the compensation of directors and members of management.
Classified Board
A classified board is permitted under both Delaware corporate law and the Jersey Companies Law.	Our articles of association provided that our board of directors is comprised of three classes, each serving a three-year term, one class being elected each third year. See “— Directors — Appointment and Removal” above.
Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors and officers of the corporation for monetary damages for breach of a fiduciary duty as a director or officer, except no provision in the certificate of incorporation may eliminate or limit the liability of a director or officer for:
•
any breach of the duty of loyalty to the corporation or its shareholders;

•
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

•
any transaction from which the director or officer derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.
However, a Jersey company may exempt from liability, and indemnify directors and officers, for liabilities incurred in connection with any proceedings (including legal fees, judgments, fines, settlement amounts and costs reasonably incurred in connection with the proceedings) by reason of the fact that the person is or was an officer of the company/serving as an officer of another entity at the request of the company.
An indemnity would be unenforceable under the Jersey Companies Law against the company to the extent it purports to indemnify a person who did not act honestly, in good faith and in what they believed to be in the best interests of the company and, in the case of criminal proceedings, if the person had reasonable cause to believe that their conduct was unlawful.
Our articles of association provided that our directors and officers are indemnified to the fullest extent permitted by law. See “— Directors — Indemnification of Directors and Officers” above.

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW

•
by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•
by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•
by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•
by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:
•
the duty of care; and

•
the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the

Under the Jersey Companies Law, a director of a Jersey company, in exercising the director’s powers and discharging the director’s duties, has a duty to
•
act honestly and in good faith with a view to the best interests of the company; and

•
exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Customary law is also an important source of law in the area of directors’ duties in Jersey as it expands upon and provides a more detailed understanding of the general duties and obligations of directors. The Jersey courts view English common law as highly persuasive in this area.
In summary, the following duties will apply as manifestations of the general fiduciary duty under the Jersey Companies Law: a duty to act in good faith and in what he or she bona fide considers to be the best interests of the company; a duty to exercise powers for a proper purpose; a duty to avoid any actual or potential conflict between his or her own and the company’s interests; and a duty to account for profits and not take personal profit from any opportunities arising from his or her directorship, even if he or she is acting honestly and for the good of the company. However, the articles of association of a company may permit the director to be

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
personally interested in arrangements involving the company (subject to the requirement to have disclosed such interest).
Our articles of association provide that certain directors and officers are permitted to engage in certain corporate opportunities. See “— Other Jersey, Channel Islands Law Considerations — Conflicts of Interest” above.

Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.
Shareholder proposals; Special meetings of shareholders

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.
A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Jersey Companies Law does not provide for a shareholder right to put a proposal before the shareholders at the annual general meeting.
Shareholders holding 10% or more of a Jersey company’s voting rights and entitled to vote at the relevant meeting may legally require such company’s directors to call a meeting of shareholders. The Jersey Financial Services Commission, or the JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offence on the part of a Jersey company and its directors and secretary.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no provisions in the Jersey Companies Law relating to cumulative voting.
Removal of directors
A director of a Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
There is no statutory right under Jersey Companies Law for shareholders to nominate, appoint or remove directors of a company.
If provided for in the articles of association, a director may be removed from office by the holders of ordinary shares by special resolution or other threshold only for “cause” (as defined in the articles of association). In addition, a director may be

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removed from office by the board of directors by resolution made by the board of directors for “cause” if the articles of association provide for such a right.
Our articles of association do not specify that directors may only be removed for “cause” by the holders of ordinary shares.
Our articles of association provide that any director may be removed if the director (i) becomes bankrupt, (ii) is subject to a court order on the ground of mental disorder for their detention or for the appointment of a guardian, (iii) is absent from meetings for six months without leave and the board of directors resolves that their office be vacated, (iv) is the subject of certain investigations and the board of directors resolve that it is undesirable that the director remain a director of the Company, (v) has notice served upon them, signed by all other directors, that the director shall be vacated or (vi) for directors other than a co-chair or a director holding an executive office, is required by the other directors to resign from office after notice provided by the director to resign from office and fails to do so within 30 days of a resolution of the board of directors.

Transactions with interested directors

Interested director transactions are permissible and may not be legally voided if:
•
either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•
the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware.
Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.
A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution of shareholders or the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail to all the other directors, if a majority of the directors without a conflicting interest in the transaction authorize the transaction.
Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not

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thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.
Under our articles of association, directors are permitted to be interested in transactions with the Company, however, they must declare the nature of their interest to the board of directors, provided, however, that directors are not required to disclose any information confidential to a third party or relating to a corporate interest if such disclosure would result in a breach of duty or obligation owed to such third party or in connection with such corporate interest.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.
This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
The Jersey Companies Law has no comparable provision. As a result, a Jersey company cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Jersey law does not regulate transactions between a company and its significant shareholders, as a general matter, such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under the Jersey Companies Law, a Jersey company may be voluntarily dissolved, liquidated or wound up by a special resolution of the shareholders. In addition, a company may be wound up by the courts of Jersey if the court is of the opinion that it is just and equitable to do so or that it is expedient in the public interest to do so.
Alternatively, a creditor with a claim against a Jersey company of not less than £3,000 may apply to the Royal Court of Jersey for the property of that company to be declared en désastre (being the Jersey law equivalent of a declaration of bankruptcy). Such an application may also be made by the Jersey

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company itself without having to obtain any shareholder approval.
Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
Under Jersey law, the rights attached to any class of shares may only be varied (unless otherwise provided in the articles of association or by the terms of issue of that class) with the written consent of the holders of two-thirds of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
The articles of association may specify what is, or is not to be, regarded as a variation of the rights of any class of members of the company.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The memorandum of association and the articles of association of a Jersey company may only be amended by special resolution (being a two-thirds majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution (if not prohibited by the articles of association) signed by either all the shareholders entitled to vote or, if authorized by the articles of association, the specified majority (being a two-thirds majority if the articles of association of the company do not specify a greater majority).
Blank check preferred stock/shares

A Delaware corporation’s certificate of incorporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.
In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Where the United Kingdom City Code on Takeovers and Mergers does not apply to a company, Jersey law does not prohibit a company from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.
Our articles of association provide that the board of directors is authorized to issue preferred shares in one or more series or classes and determine, from time to time before issuance, the number of shares to be included in any such series or class and the designation, powers, preferences, rights and qualifications, limitations or restrictions of such series or class.

Inspection of books and records
Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a

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obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.
shareholder of the company without charge.
The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each working day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:
•
out of its surplus; or

•
in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Subject to restrictions in our Articles of Association, under Jersey Companies Law, a Jersey company may make a distribution at any time and out of any source (other than the nominal capital account or capital redemption reserve) provided that the directors of the company who authorize the distribution make a solvency statement in the prescribed form confirming that they have formed the opinion that immediately following the date on which the distribution is proposed and for a 12 month period thereafter the company will be able to discharge its liabilities as they fall due.
Likewise, authorizing directors must also make a statutory solvency statement in the event of redeeming or purchasing the company’s shares.

Creation and issuance of new shares
All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	Pursuant to authority vested in the board under the memorandum and articles of association, the board of directors may authorize the issuance of new shares through a resolution.

Shares Eligible for Future Sale
Immediately prior to this offering, there was no public market for our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. Although we intend to apply to have our ordinary shares approved for listing on the NYSE, we cannot assure you that there will be an active public market for our ordinary shares.
Upon completion of this offering and based upon 451,747,577 shares outstanding as of May 19, 2026, we will have outstanding an aggregate of       ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, all of the shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. The remaining        ordinary shares held by existing shareholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, or another exemption.
As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, our ordinary shares (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:
Date of Availability of Sale	Approximate Number of Shares Eligible for Sale
On the date of this prospectus
Between 90 and 180 days from the date of this prospectus
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
Equity Compensation Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all our ordinary shares issuable or reserved for issuance under our equity incentive plans. This amounted to       shares as of the date of this prospectus. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.
Lock-Up Agreements
We, our officers, directors and holders of substantially all of our ordinary shares and securities convertible into, or exercisable for, ordinary shares, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Jefferies LLC and Morgan Stanley & Co. LLC. This consent may be given at any time. There are no agreements among Jefferies LLC and Morgan Stanley & Co. LLC, us and any of our security holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.
Rule 144
In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months and who is not a party to a lock-up agreement as described above will be entitled to sell any our ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.
In addition, under Rule 144, a person may sell our ordinary shares acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:
•
the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•
the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our ordinary shares for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•
1% of the number of our ordinary shares then outstanding, which will equal       shares immediately after this offering; and

•
the average weekly trading volume in our ordinary shares on       during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the holding period, public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Taxation
The following discussion of taxation is of a general nature and does not purport to be a complete analysis of all tax considerations that may be relevant to a particular prospective investor in connection with the acquisition, ownership or disposition of ordinary shares. The tax consequences applicable to any particular investor will depend on that investor’s individual circumstances, status, residence and the laws and practices of the jurisdictions in which such investor is subject to taxation. In particular, prospective investors may be subject to tax consequences under the laws of jurisdictions other than the United States or the UK. The following sections describe certain U.S. federal income tax considerations and certain UK tax considerations only and do not address the tax treatment of investors under the laws of any other jurisdiction. Prospective investors are advised to consult their own professional tax advisors as to the tax consequences applicable to them of the acquisition, ownership and disposition of the ordinary shares, including the applicability and effect of any state, local, foreign or other tax laws and any changes in applicable tax laws or administrative practice.
Certain U.S. Federal Income Tax Considerations
for U.S. Holders of Ordinary Shares
The following is a discussion of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of ordinary shares, but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. This discussion applies only to a U.S. Holder that acquires ordinary shares in this offering and that owns ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, and administrative rulings and judicial interpretations thereof, in each case as in effect of the date of this prospectus. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, or the Treaty. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion.
In addition, this discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any U.S. state, local or non-U.S. tax law, the Medicare tax on net investment income, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:
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certain banks or financial institutions;

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regulated investment companies and real estate investment trusts;

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dealers or traders in securities that use a mark-to-market method of tax accounting;

•
insurance companies;

•
persons holding ordinary shares as part of a hedge, straddle, constructive sale, wash sale, or conversion, integrated or similar transaction;

•
persons liable for the alternative minimum tax;

•
persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to ordinary shares as a result of such income being recognized on an applicable financial statement;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•
tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

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certain U.S. expatriates;

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persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding shares; or

•
persons owning ordinary shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of ordinary shares in their particular circumstances.
For purposes of this discussion, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:
•
an individual citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the ordinary shares.
THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.
Taxation of Distributions
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property paid with respect to ordinary shares will generally be included in a U.S. Holder’s gross income as dividend income on the date actually or constructively received to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in the ordinary shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the ordinary shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of its earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates.
Dividends on ordinary shares generally will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be generally taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) for our taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met.
A U.S. Holder may be entitled, subject to certain conditions and limitations, to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable UK income taxes withheld from dividends, if any, at a rate not exceeding the rate provided in the Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends we pay generally will constitute foreign source income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.
Sale or Other Taxable Disposition of Ordinary Shares
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
If any UK tax is imposed on the sale or other disposition of ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the UK tax. See “— Certain United Kingdom Tax Considerations — UK Taxation of Capital Gains” for a description of when a disposition may be subject to UK taxation. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any UK income tax imposed on the disposition of ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which (a) 75% or more of its gross income is passive income, or the income test, or (b) 50% or more of its assets by value either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets, or the asset test. For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.
Based on the nature of our business, the composition of our income and assets, the value of our assets, our intended use of the proceeds from the offering, and the expected price of ordinary shares, we do not believe that we were a PFIC for our most recently ended taxable year, or expect that we will be a PFIC for our current taxable year or in the foreseeable future. However, because a determination of whether we are a PFIC must be made annually after the end of each taxable year and our PFIC status for each taxable year will depend on facts, including the composition of our income and assets and the value of our assets (which may be determined in part by reference to the market value of the ordinary shares) at such time, there can be no assurance that we will not be a PFIC for the current or any future taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares. The amounts allocated to the taxable year of disposition (or the taxable year of receipt, in the case of an excess distribution) and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the ordinary shares exceeds 125% of the average of the annual distributions on such ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the ordinary shares if the Company was a PFIC.
If we were a PFIC for any year during which a U.S. Holder owned ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to us, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.
U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including redemption) of ordinary shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year (and in some circumstances, a higher threshold) may be required to report information relating to the ordinary shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold the ordinary shares, subject to certain exceptions (including an exception for the ordinary shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of the ordinary shares.
Certain United Kingdom Tax Considerations
The following statements are of a general nature and do not purport to be a complete analysis of all potential United Kingdom, or UK, tax consequences of acquiring, holding and disposing of the ordinary shares or of the UK tax position of the Company or any other member of the Group. They are based on current UK tax law and on the current published practice of His Majesty’s Revenue and Customs, or HMRC, (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. The statements relating to the UK tax position of the Company are intended to be a general summary of certain UK tax considerations applicable to the Company and do not constitute, and should not be relied upon as, tax advice. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the UK (except where expressly stated otherwise) who are the absolute beneficial owners of the ordinary shares and any dividends paid on them and who hold the ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of shareholders such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company, persons holding their ordinary shares as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and shareholders who are or have been officers or employees of the Company.
The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, any ordinary shares. Accordingly, prospective subscribers for, or purchasers of, any ordinary shares persons concerned with the tax position of the Company who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of any ordinary shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisors.
UK Taxation of the Company
The Company is incorporated in Jersey, but it is anticipated that it will be managed and operated in such a way that it is, and will remain, treated as resident in the United Kingdom for UK tax purposes by reason of its central management and control being exercised in the UK.
As a UK tax resident company, the Company is subject to UK corporation tax on its worldwide profits and gains, subject to the availability of any applicable reliefs, exemptions and allowances under UK tax law and, where relevant, double taxation treaties. The Company is also subject to the general body of UK tax legislation applicable to UK-resident multinational groups, including rules relating to transfer pricing, controlled foreign companies, interest deductibility, hybrid mismatches and other UK anti-avoidance provisions.
The determination of a company’s tax residence and the application of UK tax law depend on the particular facts and circumstances and involve the exercise of judgment. Although it is anticipated that the Company will be managed and operated in a manner intended to ensure compliance with applicable UK tax law, there can be no assurance that the Company’s tax residence position, or the application of relevant UK tax rules to the Company or other members of the Group, will not be challenged by HMRC or affected by changes in law, judicial interpretation or administrative practice.
UK Taxation of Dividends
Withholding Tax
The Company will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a shareholder.
Individual Shareholders
Different rates of UK income tax apply to different bands of a UK resident individual’s dividend income, which for these purposes includes UK and non-UK source dividends and certain other distributions in respect of shares.
An individual shareholder who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. An individual shareholder who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.
All dividends received by a UK tax resident individual holder of any ordinary shares from the Company or from other sources will form part of the shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 (for tax year 2025/2026 and based on current law, expected to apply for the tax year 2026/2027) of taxable dividend income received by the shareholder in a tax year (the “dividend allowance”). Income within the dividend allowance will be taken into account in determining whether income in excess of the dividend allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the dividend allowance will be taxed:
(a)
for the tax year 2025/2026 at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band; and

(b)
based on current law, expected to apply for the tax year 2026/2027, at 10.75% to the extent that the excess amount falls within the basic rate tax band, 35.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporate Shareholders
Corporate shareholders which are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met. However, it should be noted that the exemptions are not comprehensive and are also subject to anti avoidance rules. If the conditions for exemption are not met or cease to be satisfied, or such a shareholder elects for an otherwise exempt dividend to be taxable, the shareholder will be subject to UK corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that shareholder (the main rate of UK corporation tax is currently 25%.
Corporate shareholders who are not resident in the UK will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the UK through a permanent establishment in connection with which the ordinary shares are used, held, or acquired.
A shareholder who is resident outside the UK may be subject to non-UK taxation on dividend income under local law.
UK Taxation of Capital Gains
UK Resident Shareholders
A disposal or deemed disposal of ordinary shares by an individual or corporate shareholder who is resident in the UK may, depending on the shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.
For individual shareholders who are resident in the UK, any chargeable gain arising on a disposal of ordinary shares will be subject to UK capital gains tax at the rate of 18% to the extent that the gain falls within the income tax basic rate band and at the rate of 24% to the extent that it exceeds the income tax basic rate band (in each case when treated as received on top of any taxable income and other chargeable gains in that tax year and each such rate as applicable in the tax year 2025/2026 and based on current law, expected to apply for the tax year 2026/2027). For UK resident corporate shareholders, any chargeable gain will be subject to corporation tax, in the absence of any relief such as the substantial shareholding exemption, at the prevailing rate (the main rate of UK corporation tax is currently 25%).

Non-UK Shareholders
Shareholders who are not resident in the UK and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless (i) such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from UK land. Shareholders who are not resident in the UK may be subject to non-UK taxation on any gain under local law.
Generally, an individual shareholder who has ceased to be resident in the UK for UK tax purposes for a period of five years or less and who disposes of any ordinary shares during that period may be liable on their return to the UK to UK taxation on any capital gain realized (subject to any available exemption or relief).
UK Stamp Duty and UK Stamp Duty Reserve Tax, or SDRT
UK stamp duty will not be payable on the issuance of any ordinary shares. Assuming that any document effecting a transfer of ordinary shares, or containing an agreement to transfer an equitable interest in ordinary shares, is neither: (i) executed in the UK; nor (ii) relates to any property situate, or to any matter or thing done or to be done, in the UK (noting that the term “matter or thing done or to be done” is very wide and may include involvement of UK bank accounts in payment mechanics), then no UK stamp duty should be payable on such document.
Even if a document effecting a transfer of ordinary shares, or containing an agreement to transfer an equitable interest in the Shares, is: (i) executed in the UK; and/or (ii) relates to any property situate, or to any matter or thing done or to be done, in the UK, in practice it should not be necessary to pay any UK stamp duty on such document unless the document is required for any official purposes in the UK. If it is necessary to pay UK stamp duty, it may also be necessary to pay interest and penalties.
No SDRT should be payable in respect of the issuance of or any agreement to transfer ordinary shares, provided that the ordinary shares are not registered in a register kept in the UK nor paired with shares issued by a body corporate incorporated in the UK. It is not intended that such a register will be kept in the UK nor that the ordinary shares will be paired with shares issued by a body corporate incorporated in the UK.
Certain Jersey Tax Considerations
The following summary contains a description of certain Jersey income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of and regulations thereunder as of the date hereof, which are subject to change. This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in the Company.
The following summary of the anticipated treatment of the Company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in the ordinary shares should consult their professional advisors on the implications of acquiring, buying, selling or otherwise disposing of ordinary shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.
Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits, if any, of investment in the Company. Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional advisor.

Company Residence
Under the Income Tax (Jersey) Law 1961 (as amended), or Tax Law, a company shall be regarded as resident in Jersey if it is incorporated under the Jersey Companies Law unless:
•
its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

•
the company is resident for tax purposes in that country or territory.

It is intended that the Company will not be resident for tax purposes in Jersey and not subject to any rate of tax in Jersey as it will instead be resident in the United Kingdom where the tax rate is in excess of 10%.
Summary
Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant ordinary shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a cap of £100,000.
Income Tax
The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% (“zero tax rating”) though certain exceptions from zero tax rating might apply.
Withholding Tax
For so long as the Company is subject to a zero-tax rating or is not deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of the ordinary shares to any holder of the ordinary shares not resident in Jersey.
Stamp Duty
In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate up to a maximum stamp duty charge of £100,000. The rules for joint holders through a nominee are different and advice relating to this form of holding should be obtained from a professional advisor.
Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.
Substance Legislation
With effect from January 1, 2019, Jersey has implemented legislation designed to ensure that companies carrying on certain activities have adequate substance on the island. Broadly, the legislation applies to holding companies which are resident for tax purposes on the island. As discussed above at ‘Company Residence,’ it is intended that the company is tax resident in the United Kingdom and, if and for so long as this is the case, the legislation will not apply to the Company.

Underwriting
Subject to the terms and conditions set forth in the underwriting agreement, dated       , 2026, among us and Jefferies LLC and Morgan Stanley & Co. LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ordinary shares shown opposite its name below:
Underwriter	Number of Shares
Jefferies LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Moelis & Company LLC
RBC Capital Markets, LLC
Rothschild & Co US Inc.
Total
The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of ordinary shares subject to their acceptance of the shares of ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed 5% of the ordinary shares being offered.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $    per share of ordinary shares. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    .
Determination of Offering Price
Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.
Listing
We intend to apply to have our ordinary shares approved for listing on the NYSE under the trading symbol “DPC.”
Stamp Taxes
If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of     shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
No Sales of Similar Securities
We and all directors and officers and the holders of substantially all of our outstanding ordinary shares and securities exercisable into ordinary shares have agreed that, without the prior written consent of Jefferies LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this registration statement, or the restricted period:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

•
publicly announce any intention to do any of the foregoing;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Jefferies LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares that would cause a registration statement to be publicly filed.
The restrictions described in the immediately preceding paragraph do not apply to transfers:
•
as a bona fide gift or to charitable organizations or educational institutions;

•
by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or any immediate family member of the securityholder;

•
to an immediate family member or dependent;

•
to a trust whose beneficiaries consist exclusively of one or more of the securityholder and/or an immediate family member;

•
to a nominee or custodian acting on behalf of someone who would themselves be eligible to receive shares;

•
by operation of law pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or related court order related to the distribution of assets in connection with the dissolution of a marriage or civil union;

•
to a corporation, partnership, limited liability company or other entity of which the securityholder or any immediate family member is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

•
if the securityholder is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust;

•
if the securityholder is a corporation, partnership, limited liability company, trust or other business entity, to any shareholder, partner, or member of, or owner of a similar equity interest in, the securityholder, as the case may be; and

•
if the securityholder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity so long as the transferee is an affiliate of the securityholder (including where the securityholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (B) as part of a distribution or other transfer or distribution to general or limited partners, members or shareholders of, or other holders of equity interest in, the securityholder;

with the understanding that for all of the above exceptions, (i) no payment or value is received in return, (ii) the transferee executes the same lock-up agreement, and (iii) no voluntary public disclosure or filing is made during the restricted period. Additionally, the restrictions described in the paragraph above do not apply to transfers:
•
where the securityholder may purchase ordinary shares (A) from the underwriters in this offering (if the securityholder is not our officer or director) or (B) in open market transactions after the completion of the offering; provided that no public disclosure or filing under the Exchange Act shall be required or shall be voluntarily made reporting a reduction in beneficial ownership in connection with subsequent sales of ordinary shares or other securities acquired in this offering or in such open market transactions;
•
in connection with the exercise, vesting or settlement of options or other rights to purchase ordinary shares or any options or warrants or other rights to acquire s ordinary shares or any securities exchangeable or exercisable for or convertible into ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ordinary shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the exercise, vesting or settlement of such options or rights; provided that any ordinary shares or any options or other rights to acquire ordinary shares or any securities exchangeable or exercisable for or convertible into ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ordinary shares received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreement; and provided further that any such options or rights are held by the securityholder pursuant to an agreement or equity award granted under a equity incentive plan or other equity award plan, each such agreement or plan which is described herein;

•
pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction that is approved by the Board and made to all holders of our share capital after the offering involving a change of control of us (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the securityholder may agree to transfer, sell, tender or otherwise dispose of ordinary shares or any options or warrants or other rights to acquire ordinary shares or any securities exchangeable or exercisable for or convertible into ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ordinary shares or other such securities in connection with such transaction, or vote any shares or units or any options or warrants or other rights to acquire ordinary shares or any securities exchangeable or exercisable for or convertible into ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ordinary shares or other such securities in favor of any such transaction), provided that in the event that such tender offer, merger, amalgamation, consolidation or other similar transaction is not completed, the securityholder’s ordinary shares or any options or warrants or other rights to acquire ordinary shares or any securities exchangeable or exercisable for or convertible into ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ordinary shares, shall remain subject to the provisions of this agreement;

•
to us in connection with the conversion, exchange or reclassification of existing equity securities into shares, provided that any shares received upon such conversion, exchange or reclassification remain subject to the transfer restrictions;

•
to us in connection with (A) the termination of the securityholder’s employment with us, (B) the securityholder’s death or disability or (C) pursuant to agreements under which we have the option to repurchase such ordinary shares or any options or warrants or other rights to acquire ordinary shares or any securities exchangeable or exercisable for or convertible into ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ordinary shares; or

•
facilitating the establishment of a trading plan on behalf of our shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the restricted period.

If Jefferies LLC and Morgan Stanley & Co. LLC waive or release all or any portion of the securities subject to lock-up agreements, the release has to be made on a pro rata basis with all the securityholders other than (i) releases for a transfer without consideration and the transferee signs a lock-up agreement,

(ii) releases pursuant to an underwritten offering pursuant to the registration rights agreement described herein where the lock-up party is offered to participate on a pro rata basis, or (iii) releases for 1% or less of our total outstanding ordinary shares immediately following the consummation of this offer.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our ordinary shares or purchasing shares of our ordinary shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of shares of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Directed Share Program
At our request, the underwriters have reserved up to          ordinary shares, or       % of the ordinary shares offered by this prospectus, for sale at the public offering price through a directed share program to certain of our non-employee directors, management, employees, friends and family. If purchased, the shares purchased by our non-employee directors and management will be subject to the terms of any lock-up agreements.
The number of ordinary shares available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other ordinary shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to ordinary shares sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the ordinary shares reserved for the directed share program. Morgan Stanley & Co. LLC will administer our directed share program.
Selling Restrictions
Canada
(A)
Resale Restrictions

The distribution of the shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.
(B)
Representations of Canadian Purchasers

By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
•
the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions,

•
the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•
where required by law, the purchaser is purchasing as principal and not as agent, and

•
the purchaser has reviewed the text above under Resale Restrictions.

(C)
Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.
(D)
Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E)
Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F)
Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.
(G)
Language of Documents

The purchaser confirms its express wish and that it has requested that this document, all documents evidencing or relating to the sale of the securities described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent document, tous les documents attestant de la vente des titres décrits dans le présent document ou s’y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:
•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•
a person associated with the Company under Section 708(12) of the Corporations Act;

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)   to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
(c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance, or SFO, (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, or CO, (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, or SFA, Chapter 289 of Singapore, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)   to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)   where no consideration is or will be given for the transfer;

(iii)   where the transfer is by operation of law;
(iv)   as specified in Section 276(7) of the SFA; or
(v)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares the shares may be offered to the public in the United Kingdom at any time:
(a)
to any qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b)
to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant Manager or Managers nominated by the Issuer for any such offer; or

(c)
in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for the securities and the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.
This prospectus and other material in relation to the shares described herein is directed at and is being distributed in the United Kingdom only to “qualified investors” within the meaning of paragraph 15 of Schedule 1 of the POATR that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”), (ii) high net worth entities falling within article 49(2)(a) to (d) of the Order, or (iii) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this prospectus relates will only be available to and will only be engaged in with relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal Matters
The validity of the ordinary shares offered by this prospectus will be passed upon for us by Carey Olsen Jersey LLP, Channel Islands. Certain other matters will be passed upon for us by White & Case LLP, New York, New York. Certain matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
Notices under Jersey Law
The directors of the Company have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All of the directors accept responsibility accordingly.
A copy of this document has been delivered to the registrar of companies in Jersey, or the Jersey Registrar, in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the Jersey Registrar has given, and has not withdrawn, his consent to its circulation.
The JFSC has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of securities in the company.
The JFSC is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving these consents, neither the Jersey Registrar nor the JFSC take any responsibility for the financial soundness of the Company or for the correctness of any statements made or opinions expressed, with regard to it.
If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.
It should be remembered that the price of securities and the income from them can go down as well as up. Our company secretary is Gen II Corporate Services (Jersey) Limited, whose current business address is 47 Esplanade, St Helier, Jersey JE1 0BD, Channel Islands. Our registered office is 47 Esplanade, St Helier, Jersey JE1 0BD, Channel Islands.
Experts
The consolidated financial statements of DPC Holdings Limited and its subsidiaries as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforcement of Civil Liabilities
U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey. Many of our directors and officers reside outside of the United States. Substantially all the assets of both us and our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.
We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of the laws of any state of the United States.
A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:
•
the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

•
the judgment is given on the merits and is final, conclusive and non-appealable;

•
the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

•
the defendant is not immune under the principles of public international law;

•
the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

•
the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

•
the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a U.S. court gives a judgment for multiple damages against a qualifying defendant the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the UK is responsible or a person carrying on business in Jersey.
Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

Where You Can Find Additional Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.
We also maintain a website at www.doncasters.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

DPC HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
DPC Holdings Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of DPC Holdings Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Birmingham, United Kingdom
April 14, 2026

DPC HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
ASSETS
Current assets
Cash and cash equivalents	32	25
Restricted cash deposit	—	7
Accounts receivables, less allowances for credit losses of $0 million and $0 million of December 31, 2025 and 2024	156	119
Inventories	181	146
Prepayments and other current assets	42	28
Assets held for sale	20	14
Total current assets	431	339
Property, plant and equipment, net	221	205
Right-of-use assets	15	16
Deferred tax assets	44	7
Goodwill	78	73
Other intangible assets, net	96	98
Other non-current assets	10	9
Total assets	895	747
LIABILITIES AND EQUITY
Current liabilities
Accounts payable, trade	106	67
Accrued expenses and other current liabilities	116	58
Liability for management incentive plan (related party balance)	132	49
Borrowings, current	154	32
Operating lease liabilities, current	2	1
Liabilities directly associated with the assets held for sale	6	5
Total current liabilities	516	212
Borrowings, non-current	1,280	1,255
Operating lease liabilities, non-current	14	15
Deferred tax liabilities	2	4
Pension liabilities, non-current	26	26
Other non-current liabilities	21	25
Total liabilities	1,859	1,537
Commitments and contingencies (refer to Note 17)
Shareholders’ equity (deficit)
Ordinary shares, nil par value, 451,747,577 shares authorized, 451,747,577 shares issued and 451,747,577 shares outstanding as of December 31, 2024;	—	—
Accumulated deficit	(936)	(763)
Accumulated other comprehensive loss	(28)	(27)
Total shareholders deficit	(964)	(790)
Total Liabilities and equity	895	747
The accompanying notes form an integral part of these consolidated financial statements.

DPC HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in millions, except for loss per share and weighted-average shares outstanding)
	Year Ended December 31, 2025	Year Ended December 31, 2024
	$ millions	$ millions
Revenue	837	746
Cost of sales	(644)	(605)
Gross profit	193	141
Selling, general and administrative expenses	(198)	(110)
Interest expense	(222)	(203)
Interest income	2	1
Foreign currency gain/(loss), net	16	4
Loss on debt modification	—	(9)
Reversal/ (Impairment) of disposal group held for sale	5	(9)
Loss before income tax	(204)	(185)
Income tax benefit (expense)	31	(8)
Net Loss	(173)	(193)
Net Loss per share
Basic	(0.38)	(0.43)
Diluted	(0.38)	(0.43)
Weighted-average shares outstanding
Basic	451,747,577	451,747,577
Diluted	451,747,577	451,747,577
The accompanying notes form an integral part of these consolidated financial statements.

DPC HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions)
	Year Ended December 31, 2025	Year Ended December 31, 2024
	$ millions	$ millions
Net Loss	(173)	(193)
Other comprehensive income/(loss), net of tax:
Exchange gain / (loss) on translation of foreign operations (net of tax)	(1)	(9)
Total other comprehensive income/(loss) for the year, net of tax	(1)	(9)
Total comprehensive income/(loss) for the year, net of tax	(174)	(202)
The accompanying notes form an integral part of these consolidated financial statements.

DPC HOLDINGS LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
(in millions)
	Year Ended December 31, 2025	Year Ended December 31, 2024
	$ millions	$ millions
Cash flows from operating activities
Net loss	(173)	(193)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	23	22
Amortization of intangible assets and cloud computing arrangements	9	10
Deferred income tax benefits	(40)	(4)
Operating lease expense	3	3
Foreign currency (gain)/loss, net	(16)	(4)
(Reversal)/Impairment of disposal group held for sale	(5)	9
Loss on debt modification	—	9
Inventory provision	3	6
Long term management incentive plan	87	29
Non-cash interest expense	150	132
Change in operating assets and liabilities:
Receivable, prepayments and other current assets	(40)	14
Inventories	(28)	6
Payables, accrued expenses and other liabilities	70	(48)
Pensions assets and liabilities	(2)	(3)
Derivatives assets and liabilities	5	(1)
Operating lease assets and liabilities	(4)	(4)
Net cash from / (used) in operating activities	42	(17)
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	2
Purchase of property, plant and equipment	(31)	(36)
Purchase of intangible assets	—	(1)
Net cash used in investing activities	(31)	(35)
Cash flows from financing activities
Proceeds from borrowings	1,006	1,384
Repayment of borrowings	(1,019)	(1,323)
Payment of issuance costs	—	(11)
Net cash (used) / provided by financing activities	(13)	50
Effect of exchange rate fluctuations on cash and cash equivalents held	2	0
(Decrease)/Increase in cash and cash equivalents and restricted cash deposit	—	(2)
Cash and cash equivalents and restricted cash deposit at beginning of year	32	34
Cash and cash equivalents and restricted cash deposit at end of year	32	32
Reconciliation to consolidated balance sheet
Cash and cash equivalents	32	25
Restricted cash deposit	—	7
Total	32	32
Supplemental disclosures of cash flow information:
Income taxes paid	(6)	(6)
Interest paid	(72)	(71)
Capital expenditures incurred but not yet paid	—	1
The accompanying notes form an integral part of these consolidated financial statements.

DPC HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(in millions, except number of shares)
	Ordinary shares		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	Number of Shares	$ millions	$ millions	$ millions	$ millions
Balance as of January 1, 2024	451,747,577	—	(570)	(18)	(588)
Net income (loss)			(193)	—	(193)
Currency translation adjustment			—	(9)	(9)
Balance as of December 31, 2024	451,747,577	—	(763)	(27)	(790)
Net income (loss)			(173)	—	(173)
Currency translation adjustment			—	(1)	(1)
Balance as of December 31, 2025	451,747,577	—	(936)	(28)	(964)
The accompanying notes form an integral part of these consolidated financial statements.

DPC HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.   Nature of the business
DPC Holdings Limited (the “Company”) is the ultimate holding Company within the Doncasters Group which trades under the “Doncasters” brand name. Doncasters is a vertically integrated manufacturer of high-quality engineered precision components for aeroengines, industrial gas turbines and other specialist high performance applications. Doncasters operates from fourteen principal manufacturing facilities across the UK, Europe, North America and Asia. The consolidated financial statements for the year ended December 31, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group”).
2.   Summary of Significant Accounting Policies
Basis of preparation
The Group’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), and have been prepared on a going concern basis. The Group’s fiscal year ends on December 31. Any reference in these notes to the applicable guidance is meant to refer to authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Principles of consolidation
The consolidated financial statements comprises the financial information of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, impairment of non-current assets, management incentive plan, inventory provision, and Unrecognized Tax benefits related to income taxes. The Group bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they are identified. Actual results could differ materially from those estimates upon subsequent resolution of the identified matters.
Cash and cash equivalents
Cash and cash equivalents include cash at bank and in hand, short-term deposits with original maturities of three months or less from the origination date.
Restricted cash deposit
Restricted cash deposit consists primarily of cash that collateralize our borrowings. Restricted cash is recorded as current or non-current assets in the consolidated balance sheets depending on the duration of the restriction and the purpose for which the restriction exists. There are no restrictions as at 31 December 2025.
Inventories
Inventories are stated at the lower of cost and net realizable value on a first-in, first-out basis. Cost comprises direct materials and, where applicable, direct labor costs and those overheads, including depreciation of property, plant and equipment, that have been incurred in bringing the inventories to their present location and condition. When cost is computed using standard cost, the standard cost approximates actual cost. Direct materials mainly consist of alloy which can either be 100% virgin or an approved blend, including the use of revert material which arises as a by-product of the production processes. Net realizable value represents the estimated selling prices less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.
If the Group identifies excess, obsolete or unsalable items, inventories are written down to their net realizable value in the period in which the impairment is identified. These adjustments are recorded based upon various factors, including the level of product manufactured by the Group, and current and projected demand.
Property, plant and equipment
Property, plant and equipment are stated at cost less depreciation and impairment. Property, plant, and equipment is depreciated on a straight-line basis over their estimated useful lives as follows:
Buildings	20 – 25 years
Plant, machinery and equipment	3 – 25 years
Freehold land	Not depreciated
Costs incurred in the repair and maintenance of property and equipment are charged to the income statement as incurred and are included in “Selling, general and administrative expenses” and “Cost of sales”.
Goodwill
Goodwill is the excess of the purchase price over the estimated fair values of the underlying net assets of an acquired business. At the time of acquisition, goodwill is allocated to reporting units based on the relative fair value of each reporting unit at the acquisition date. The Group assesses goodwill for impairment at least annually as of December 31, or more frequently if conditions indicate that such impairment could exist. Impairment testing for goodwill is performed at the reporting unit level. The Group first evaluates qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, or if the Group elects to bypass the qualitative assessment, a quantitative test is performed. The quantitative test calculates the excess of the reporting unit’s fair value over its carrying amount, including goodwill, utilizing a discounted cash flow method. The test for impairment of goodwill requires the Group to make several assumptions and estimates regarding market conditions and our future profitability to determine the fair value of the reporting unit. Significant assumptions used in the reporting unit fair value measurements include forecasted cash flows, including revenue and expense growth rates, discount rates, and revenue and earnings multiples. An impairment loss is recognized when the carrying amount of the reporting unit net assets exceeds the estimated fair value of the reporting unit. The impairment loss is limited to the total amount of goodwill allocated to that reporting unit.
Other intangible assets
On acquisition of a business, the Group recognizes any specifically identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value. Separately purchased intangible assets are initially measured at cost. Costs incurred to renew or extend the term of recognized intangible assets are expensed as incurred within selling, general and administrative expenses in the consolidated statements of income (loss). Amortization is charged to cost of goods sold in the consolidated statements of income (loss) on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. The Group does not have any intangible assets (other than goodwill) with an indefinite useful life. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Software costs	3 – 5 years
Customer contracts and related customer relationships	10 – 20 years
Non contractual customer relationships	10 – 20 years
Trade names	25 years
Technology and know-how	1 – 10 years
Costs associated with research and development activities are treated as an expense in the period in which they are incurred.
Internal-Use Software
The Group follows ASC 350-40, “Internal-Use Software” (“ASC-350-40”) to account for development costs incurred for the costs of computer software developed or obtained for internal use. ASC 350-40 requires such costs to be capitalized once certain criteria are met. Capitalized internal-use software costs are primarily comprised of direct and contracted labor, and related expenses. Capitalized employee costs are limited to the time directly spent on such projects. ASC 350-40 includes specific guidance on costs not to be capitalized, such as overhead, general and administrative, and training costs. Internal-use software includes software utilized for internal systems and tools. Costs are capitalized once the project is defined, funding is committed, and it is confirmed the software will be used for its intended use. Capitalization of these costs concludes once the project is substantially complete and the software is ready for its intended purpose. Post-configuration training and maintenance costs are expensed as incurred. Internal-use software is included in “Other intangible assets, net” in the consolidated balance sheets once available for its intended use. Amortization expense for internal-use software utilized for internal systems and tools is included in “selling, general, and administrative expense”, in the consolidated statements of income (loss).
Cloud computing arrangements
The Group capitalizes implementation costs associated with its Cloud Computing Arrangements (“CCA”) consistent with costs capitalized for internal-use software. Capitalized CCA implementation costs are included in “prepayments and other current assets” and “Other non-current assets” in the Group’s consolidated balance sheet. The CCA implementation costs are amortized over the term of the related hosting agreement, including renewal periods that are reasonably certain to be exercised. Amortization expense of CCA implementation costs is recorded to “selling, general, and administrative expense” in the Group’s consolidated statement of income (loss). The CCA implementation costs are included within operating activities in the Company’s consolidated statements of cash flows.
Amortization expense for capitalized CCA was $0.9 million and $0 million for the year ended December 31, 2025 and 2024 respectively.
Leases
The Group determines if an agreement is a lease at inception. The Group’s material lease contracts are generally for offices, vehicles and machinery. The Group considers the contractual terms to determine the lease term used to record each lease agreement. The lease terms may include options, at the Group’s sole discretion, to extend or terminate the lease that it is reasonably certain to exercise. The Group determines the lease term used to record each lease by including the initial lease term and, in the case where there are options to extend, will include the option to extend if it has determined that it reasonably certain that the Group would exercise those options. The Group’s lease contracts are typically between 1 and 9 years.
Leases are classified as either finance or operating at inception of the lease and reassessed each time a lease is modified, with classification affecting the pattern of expense recognition in the consolidated statement of income (loss). Operating and finance leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments. The ROU assets also include any lease payments made in advance and less any lease incentives received.

As the implicit rate of most of the Group’s leases is not readily determinable, the liability is calculated as the present value of the remaining minimum lease payments using the Group’s incremental borrowing rate at the commencement of the lease. The determination of the incremental borrowing rate takes into consideration the expected term of the lease, the currency in which the lease is denominated, and a financing spread adjustment based on the actual borrowing rate incurred by the Group. Operating lease expense is recorded on a straight-line basis over the lease term. Finance lease cost includes amortization of the ROU assets on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset and interest on the lease liabilities using the effective interest method. Certain leases contain variable lease payments,, such as common area maintenance, property taxes, and usage-based amounts, which are recognized when the associated activity occurs.
Leases with a lease term of 12 months or less are not recorded on the balance sheet. Short term lease expense is recognized on a straight-line basis over the lease term. The Group elected the practical expedient to not separate lease components from non-lease components for all asset classes.
Impairment of long-lived assets
Long-lived assets consist primarily of property and equipment, right-of-use lease assets, and definite-lived intangible assets. The Group assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indications of impairment exist, projected future undiscounted cash flows associated with the asset (or asset group) would be compared to the carrying value of the asset to determine whether the asset’s value is recoverable. If impairment is determined, the Group records an impairment loss equal to the excess of the carrying value of the long-lived asset over its estimated fair value in the period at which such a determination is made.
Commitments and contingencies
The Group is subject to various claims, lawsuits, and other proceedings that arise in the ordinary course of business, including those related to product liability, environmental matters, intellectual property, and contractual disputes. The Group also enters into various commitments in the normal course of business.
In accordance with ASC 450, “Contingencies,” the Group accrues for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a range of loss can be reasonably estimated, and no amount within the range is a better estimate than any other, the Group accrues the minimum amount of the range. If the Group determines that a loss is reasonably possible but not probable, or if the loss is probable but not reasonably estimable, the Group discloses the nature of the contingency and provides an estimate of the possible loss or range of loss, if such an estimate can be made. Gain contingencies are not recognized until they are realized.
Legal costs associated with defending claims are expensed as incurred.
The Group’s significant commitments, including contractual obligations for future purchases of goods or services, capital expenditures, and other long-term agreements, are disclosed in the notes to the consolidated financial statements. These commitments are evaluated periodically for potential impact on the Group’s consolidated balance sheet and consolidated statement of income (loss).
Revenue recognition
Revenue related to contracts with customers is recognized in accordance with ASC 606, Revenue from Contracts with Customers, when the associated performance obligation has been satisfied and the control of the goods has been transferred to customers, in an amount that reflects the consideration the Group expects to receive in exchange for those services.
The Group follows the five-step model outlined in ASC 606 for revenue recognition:
•
Identification of the contract(s) with the customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, a performance obligation is satisfied

Identification of Performance obligations
Product Sales:
The Group’s revenues are recorded for the sale of components from its two product categories (i) Engine Products, which include turbine airfoils and structural components for the Aerospace market and Industrial Gas Turbine end markets, and (ii) turbocharger wheels for the Transportation end market. Contracts with customers consist of accepted Purchase Orders, which may be governed by long term agreements for larger customers. These contracts with customers consist of the manufacturing of products which represent single performance obligations.
Consignment arrangements:
The Group also has consignment inventory agreements whereby the Group provides goods to a consignee to sell, but the Group retains ownership of the goods until they are sold to an end customer or the Group surrenders control of the inventory to the consignee for payment. The performance obligation is as per product sales noted above.
Determining transaction price and standalone selling prices
The transaction price is determined upon establishment of the contract that contains the final terms of the sale, including the description, quantity, and price of each product purchased. The Group’s contracts typically only have one performance obligation, such that the Group does not allocate components of the transaction price.
Variable consideration
Certain contracts with customers give rise to variable consideration. At contract inception, the Group has the right to charge customers when the market price of certain metals and other alloys exceeds the price stated within the contract. At contract inception, the Group constrains all estimates of variable consideration and does not include the variable consideration in the transaction price. At each period end, the Group will recognize revenue for the amount in which the market price of the metals and other alloys exceeds the stated contractual price. Variable consideration is estimated utilizing the most likely amount method that is expected to be earned as the Group is able to estimate within a sufficiently narrow range of possible outcomes based on observable market prices and the terms of the underlying contracts. Variable consideration is reassessed at each reporting date and adjustments are made, when necessary.
The Group also provides certain customers the right of return of scrap material, which the Group can use to fulfill future customer orders. Estimated scrap material returns are variable consideration recorded as a reduction in revenues at the time of sale, based using the expected value method. The Group estimates the variable consideration using historical return experience, adjusted for known trends, to arrive at the amount of consideration expected to be received. The Group evaluates the return liability at each reporting date, and adjustments, are made, when necessary. Liabilities for return allowances are included in other accrued and other current liabilities on the consolidated balance sheets. The rights to recover products from customers associated with its liabilities for return reserves are included in inventory on the Group’s consolidated balance sheets.
Satisfaction of performance obligations
For product sales, most of the Group’s revenue is derived from sales of goods under ex-works shipping terms, whereby control of the goods transfers to the customer when the products are made available for collection at the Group’s premises. At that point, the customer assumes the risks and rewards of ownership, including responsibility for transportation and handling. For non-ex works terms with customers, revenue is recognized at the time of delivery to, or collection by, the customer and when all performance obligations under the sale contract have been fulfilled and title has passed to the customer.

For consignment inventory agreements, revenue is recognized upon the end customer receiving goods from the consignee, or when the Group surrenders control of the inventory to the consignee.
Payment terms
Invoices are issued to and are due for payment by customers according to the terms of the contractual arrangement that exists. Contractual terms vary by customer and invoices are generally settled between the date of issue prior to delivery and up to 90 days after the invoice date (depending on the terms negotiated in advance). For revenue recognized over time, customers are billed based on the terms of the contract, which are typically monthly, or quarterly. Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.
Contract assets and liabilities
The Group does not have material contract assets or contract liabilities associated with customer contracts. The Group’s contracts with customers do not generally result in material amounts billed to customers in excess of recognizable revenue. The Group did not recognize material revenue during the year ended December 31, 2025 and 2024 that were included in the contract liability balance as of January 1, 2025 and 2024 respectively.
Costs to obtain or fulfill a customer contract
The Group has certain costs to obtain and fulfill a customer contract, such as shipping costs. The Group recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Group otherwise would have recognized is one year or less. Incremental costs of obtaining contracts that would be recognized over greater than one year are not material.
Significant estimates and judgments
The revenues accounted for under ASC 606 do not require significant estimates or judgments, primarily for the following reasons:
•
The transaction price is generally fixed and stated on the Group’s contracts;

•
As noted above, the Group’s contracts generally do not include multiple performance obligations, and accordingly do not generally require estimates of the standalone selling price for each performance obligation;

•
The Group’s revenues do not include material amounts of variable consideration; and

•
Most of the Group’s revenue is recognized as of a point-in-time and the timing of the satisfaction of the applicable performance obligations is readily determinable. As noted above, the ASC 606 revenue is generally recognized at the time of delivery to the customer, or in the case of ex-works contracts, when the Group makes the product available to the customer.

Income Taxes
The taxation expense for the year represents the sum of current tax and deferred tax. The expense is recognized in the Consolidated Income Statements, in the Statements of Comprehensive Income or in equity depending on the accounting treatment of the related transaction.
Current Tax
Current tax is determined based on taxable income for the period, including adjustments for prior periods. It is calculated using tax rates that have been enacted at the end of the reporting period. The Company has elected to record penalties related to income tax within its income tax expense (benefit) and interest within its interest expense.
Deferred Tax
The Group accounts for income taxes in accordance with ASC 740, “Income Taxes” using the asset and liability method.

Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense (benefit) in the period the tax rates are enacted.
The Group’s deferred tax assets are reduced by a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. A valuation allowance may be required if the weight of positive evidence is insufficient to overcome strong negative evidence such as a history of cumulative losses in recent years. The Group evaluates the realizability of deferred tax assets for each of the jurisdictions in which they operate by assessing all positive and negative evidence. This includes historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the reversal of certain deferred tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred tax assets are expected to be realized within the tax carryforward period allowed for that specific country, the Group would conclude that no valuation allowance would be required. To the extent that the deferred tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, the Group establishes a valuation allowance.
Unrecognized Tax Benefits
The Group recognizes benefits from tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the consolidated financial statements from such positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Judgment is required in evaluating tax positions and determining unrecognized tax benefits. The Group re-evaluates the technical merits of its tax positions and may recognize the benefit of a tax position in certain circumstances, including when: (1) a tax examination is completed; (2) applicable tax laws change, including through a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires.
Residual Income Tax Effects
The Group allocates income taxes to other comprehensive income and income tax amounts accumulate in accumulated other comprehensive income (“AOCI”), in accordance with ASC 740, Income Taxes. The income tax effects of items included in AOCI are released into the consolidated statement of income (loss) in the same period in which the related pre-tax amounts are reclassified using the specific identification method. When an event occurs that results in the partial or full reclassification of amounts from AOCI (such as disinvestment of foreign operations), the corresponding income tax effects are released from AOCI and recognized in income consistent with the underlying item.
Foreign currency translation and transactions
The Consolidated Financial Statements are presented in U.S. dollars, which is the Group’s reporting currency. The functional currency of the Company is also U.S. dollars. The financial statements of the Group’s subsidiaries are maintained in their respective functional currencies based on their primary economic environment. In preparing the Consolidated Financial Statements, the financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters.
Assets and liabilities of foreign subsidiaries that have a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the balance sheet date. Revenues and expenses are translated at average exchange rates effective during the year. Equity items are translated at historical exchange rates. Translation adjustments arising from the process of converting the functional currency into the presentation currency are accumulated in other comprehensive income (loss) as a component of equity in the Consolidated Balance Sheets.

Business Combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is determined as the total of the consideration transferred, measured at its fair value on the acquisition date, along with the fair value of any non-controlling interests in the acquiree.
The acquisition method of accounting requires the recognition of assets acquired and liabilities assumed at their fair values as of the acquisition date. Goodwill is measured as the excess of consideration transferred over the acquisition date net fair values of the assets acquired and the liabilities assumed. The determination of the fair value requires the estimation of fair values based on non-observable inputs that are included in valuation models. An income approach, which generally relies upon projected cash flow models, is used in estimating the fair value of the acquired intangible assets. The fair value of acquired inventory is based on inventory cost and other assumptions. The cash flow projections are based on management’s estimates of economic and market conditions including the estimated future cash flows from revenues of acquired assets, the timing and projection of costs and expenses and the related profit margins, tax rates, and an appropriate discount rate. Although the Group’s fair value estimates are based upon assumptions believed to be reasonable, these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period of one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of fair values of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded in earnings on the income statement.
Acquisition-related expenses are recognized separately from the business combination and expensed as selling, general and administrative expenses in the consolidated statement of income (loss) as incurred.
Classification of assets held for sale
The Group classifies long-lived assets (or disposal groups) as held for sale when certain criteria are met, in accordance with ASC 360 “Property, Plant, and Equipment”. These criteria include:
•
Management is committed to a plan to sell the asset (or disposal group).

•
The asset (or disposal group) is available for immediate sale in its present condition.

•
An active program to locate a buyer and other actions required to complete the plan to sell the asset (or disposal group) have been initiated.

•
The sale of the asset (or disposal group) is considered probable.

•
The sale is expected to be completed within one year from the date of classification.

•
Actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.

•
Upon classification as held for sale, the asset (or disposal group) is measured at the lower of its carrying amount or its fair value less costs to sell. An impairment loss is recognized for any initial write-down to fair value less costs to sell. Depreciation and amortization cease once an asset (or disposal group) is classified as held for sale.

Subsequent to initial classification, the asset (or disposal group) continues to be measured at the lower of its carrying amount or fair value less costs to sell. Any subsequent increases in fair value less costs to sell are recognized as a gain, but not in excess of any cumulative impairment loss previously recognized.
Assets classified as held for sale are presented separately on the consolidated balance sheets under current assets. Liabilities directly associated with assets held for sale are presented separately under current liabilities.
If the criteria for classification as held for sale are no longer met, the asset (or disposal group) is reclassified as held and used. Upon reclassification, the asset (or disposal group) is measured at the lower of its carrying amount before being classified as held for sale (adjusted for any depreciation, amortization, or impairment that would have been recognized had it not been classified as held for sale) or its fair value at the date of the subsequent decision not to sell.

Functional and reporting currency
The reporting currency of the consolidated financial statements is the U.S. Dollars (“USD” or “$”). The functional currency of the Group’s subsidiaries is the currency of the primary economic environment in which they operate. All amounts disclosed have been rounded to the nearest millions, unless otherwise stated.
Fair value measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance prioritizes the inputs used in measuring fair value into the following hierarchy:
•
Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•
Level 2:   Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

•
Level 3:   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 measurements often involve significant management judgment or estimation, and include assets or liabilities valued using pricing models or discounted cash flow techniques.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As of December 31, 2025 and 2024, the carrying amounts of the cash and cash equivalents, account receivables, account payables, and other liabilities approximated the estimated fair values. There were no financial assets or liabilities carried at fair value.
Accounts receivable and allowance for credit losses
Accounts receivable, less allowances on the consolidated balance sheets include amounts billed and currently due from customers and do not bear interest. The allowances for credit losses is assessed at least annually and reflect the Group’s estimate of the amount of receivables that it will be unable to collect based on historical write-off experience reflecting the level of uncollected receivables over the contractual life of the receivables, adjusted for factors that are specific to the receivables, the industry in which the Group operates and the economic environment. Adjustments to the loss allowances are recognized in the consolidated statement of income (loss). Accounts receivables are written off when recoverability is assessed as being remote while subsequent recoveries of amounts previously written off are credited to the consolidated statement of income (loss).
Borrowings
Borrowings are recognized at the proceeds received at issuance, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the consolidated statement of income (loss) over the period of the borrowings using the effective interest method. Those borrowings are also recorded on an amortized cost basis. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.
Under ASC 470-50, any substantial modification of the terms of an existing financial liability, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying value of the financial liability extinguished and the consideration paid, in respect of the new liability, is recognized in the statement of income/(loss). If a modification is determined not to be substantial, then a new effective interest rate shall be determined based on the amended term of the financial liability.
For substantial modifications (extinguishments), fees paid directly to creditors are included in the calculation of the gain or loss on extinguishment of the original debt. Fees paid to third parties that are directly attributable to the issuance of the new debt are capitalized as part of the carrying amount of new debt, and amortized using the effective interest method over the term of the new debt. In addition to this, cash paid to creditors and third-party service providers in connection with a debt extinguishment is classified as a financing cash outflow, consistent with the treatment of costs incurred for the issuance of a new debt instrument.
For non-substantial modifications, fees paid to existing creditors are capitalized as an adjustment to the carrying amount of the modified debt and amortized as interest expense using the revised effective interest rate. Fees paid to third parties in connection with non-substantial modifications are expensed as incurred. Such expenses are recognized within Selling, general and administrative expenses in the consolidated statement of income (loss). For non-substantial modifications, cash paid to creditors is classified as a financing cash outflow, while cash paid to third-party advisors is classified as an operating cash outflow, consistent with the respective treatments of capitalized and expensed costs.
An embedded derivative is separated from its host contract and accounted for as a standalone derivative financial instrument pursuant to ASC 815. Accordingly, the Group has assessed if embedded derivatives should be separated from its host contract and accounted for as a derivative instrument based on whether all three ASC 815 criteria are met: (1) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract, (2) the hybrid instrument is not remeasured at fair value under GAAP with changes in fair value reported in earnings as they occur, and (3) a separate instrument with the same terms as the embedded derivative would be a derivative instrument. The Group considers any call (put) options that can accelerate the settlement of debt instruments against the four step criteria prescribed by ASC 815 in the assessment of closely and clearly criteria noted above. The Group assessed its debt instruments for embedded derivatives that may require bifurcation from their host contracts and determined that no derivative require bifurcation.
Government grants
Government grants received for research and development expenditure credits are recorded in the consolidated statement of income (loss) in the period in which the grants are earned.
Management incentive plan
The cash-based Management Incentive Plan (“MIP”) has been accounted for under ASC 710, “Compensation”. The expected liability is charged to the income statement over the MIP service period. Refer to Note 18 — Management Incentive Plan in the Notes to the consolidated financial statements for additional information.
Employee benefits
The Group sponsors various employee benefit plans, including defined contribution plans and defined benefit plans, in accordance with local regulations and practices.
Defined contribution plans
The Group sponsors defined contribution plans for eligible employees. Under these plans, the Group makes contributions to individual employee accounts, typically based on a percentage of the employee’s eligible compensation. The Group’s contributions are expensed as incurred. Once the contributions have been made, the Group has no further legal or constructive obligation to pay further contributions. The Group’s contributions to defined contribution plans are recognized as expense the Consolidated statements of Income (Loss) during the period in which the employee renders service.

Defined benefit plans
The Group sponsors defined benefit pension plans for certain eligible employees. The accounting for these plans is performed in accordance with ASC 715, “Compensation — Retirement Benefits.” The Group recognizes the funded status of its defined benefit pension plans (the difference between the fair value of plan assets and the projected benefit obligation) on its consolidated balance sheets. The funded status is measured as of December 31 of each year based on actuarial valuations carried out by independent qualified actuaries. Plan assets (if any) are measured at their fair values at the balance sheet date. Benefit obligations are measured using the projected unit credit method.
Net Periodic Benefit Cost:
The net periodic benefit cost for defined benefit plans is recognized in the consolidated statements of income (loss) and includes:
•
Service Cost:   The actuarial present value of benefits attributed to employee service during the current period.

•
Interest Cost:   The increase in the projected benefit obligation due to the passage of time.

•
Expected Return on Plan Assets:   The expected return on the fair value of plan assets, calculated using the expected long-term rate of return on plan assets.

•
Prior Service Cost/Credit:   The cost of retroactive benefits granted in a plan amendment. Retroactive benefits are benefits granted in a plan amendment (or initiation) that are attributed by the benefit formula to employee services rendered in periods before the amendment. Prior service costs/credits are recognized in the income statement in the relevant period.

•
Actuarial Gains and Losses:   Recognized in the income statement in the relevant period.

•
Plan Administration Expenses:   Expenses incurred in administering the plan.

•
Gains and Losses on Curtailments and Settlements:   Recognized in the period in which the curtailment or settlement occurs.

Note 16 discloses where each component of net periodic benefit cost is recognized within the consolidated statements of income (expense).
Actuarial Assumptions
The measurement of the projected benefit obligation and net periodic benefit cost is based on various actuarial assumptions, including:
•
Discount Rate:   Determined by reference to market yields on high-quality corporate bonds at the balance sheet date, with maturities that correspond to the expected timing of benefit payments.

•
Expected Return on Plan Assets:   Based on historical returns, current market conditions, and the expected future asset allocation of the plan.

•
Mortality Rates:   Based on published mortality tables.

•
Rate of Compensation Increase:   Reflects the Group’s long-term view of salary increases.

Plan Assets
Plan assets are held in trust and are measured at fair value. The fair value of plan assets is determined using quoted market prices when available. For assets without quoted market prices, fair value is determined using valuation techniques that consider observable inputs.
All benefit plans are invested in accordance with the Scheme’s investment policy. The investment policy outlines the investment objectives, strategies and target asset allocations. The Investment Manager of the Scheme has control over the operation, funding and investment strategy of the Scheme and but works closely with the Group to agree funding and investment strategy.

The investment philosophies for the Group’s benefit plans support the allocation of assets to minimize risks and optimize net returns. Strategies used include:
•
Increase the value of assets to equal or exceed the present value of the liabilities, while controlling volatility within asset allocation guidelines.

•
Grow the Plan funding level such that investment risk can be progressively reduced.

•
Provide sufficient liquidity to meet anticipated cash needs.

Strategic Asset Allocation —
The investment portfolio is split into Liability Matching Portfolio (48%), Return Seeking Portfolio (50%) and Liquidity Portfolio (2%).
Tactical Asset Allocation —
The Investment Manager will have discretionary authority to construct and manage the Liability Matching, Return Seeking and Liquidity portfolios based on the limits and restrictions as below —
a)
Within the Liability Matching Assets, the following direct allocation limits will apply:

Asset Class	Minimum %	Maximum %
US Treasury or Agency Bonds	0	80
Short Duration Investment Grade Bonds	0	50
Intermediate Duration Investment Grade Bonds	0	50
Long Duration Investment Grade Bonds	20	100
High Yield Bonds	0	30
Cash	0	5

b)
Return Seeking Portfolio is designed to provide returns in excess of the performance of the underlying instruments over a 3-5 year horizon with the objective of improving the Plan’s funding level. Within the Return Seeking Portfolio, the following direct asset allocation guidelines will be used:

Asset Class	Minimum %	Maximum %
Domestic Equity	20	60
Foreign Equity	20	60
High Yield / Convertible Bonds	0	20
Emerging Market Bonds	0	20

c)
The benchmark for the Liquidity Portfolio will consist of the following market index: 100% FTSE 3-Month T-Bill Index.

Other long-term employee benefit obligations
In some countries, the Group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in in the consolidated statement of income (loss).
Equity
Ordinary shares are determined using the nominal value of shares that have been issued. Accumulated deficit includes all current and prior period results as disclosed in the consolidated statements of income

(loss). The Group’s equity consists of 451,747,577 ordinary share which are allotted, called up, and with nil par value as of December 31, 2025 and 2024.
Loss per share
Loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of ordinary shares outstanding. There are no potential ordinary shares nor any dilutive instruments outstanding during the year ended December 31, 2025 and 2024.
Concentrations
The Group evaluates concentrations of risk in accordance with ASC 275-10 — “Risks and Uncertainties”. A concentration exists when a single customer, supplier, geographic region, or other external factor accounts for a significant portion of revenues, receivables, or supply chain activity (typically >10%).
Customer and sales concentrations
The Group extends credit to customers based on their financial strength, payment history, and other relevant factors. A significant concentration of accounts receivable Group a limited number of customers could expose the Group to credit risk and potential collection issues. The Group has the following concentrations related to its accounts receivables and sales greater than 10% of their respective totals:
Year Ended December 31, 2025	Accounts receivables	Sales
Customer A	17%	22%
Customer B	16%	16%
Total	33%	38%
Year Ended December 31, 2024	Accounts receivables	Sales
Customer A	12%	19%
Customer B	10%	15%
Total	22%	34%
Other concentrations
As of December 31, 2025 and 2024, the Group has evaluated its supplier, and geographic exposures and determined that no additional concentrations exist.
Recently Issued Accounting Pronouncements
The following standards have been recently issued which could be applicable to the Group.
Accounting standards issued but not yet adopted
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance in this ASU enhances the transparency and decision functionality of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flow. The amendments in this ASU require public entities to disclose the following specific categories in the rate reconciliation by both percentages and reporting currency amounts: the effect of state and local income tax, net of federal (national) income tax, foreign tax effects, effects of changes in tax laws or rates enacted in the current period, effects of cross-border tax laws, tax credits, changes in valuation allowances, nontaxable or nondeductible items and changes in unrecognized tax benefits. The amendments in ASU 2023-09 also require public entities to provide additional information for reconciling items that meet the quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income (loss) by the applicable statutory income tax rate). The ASU requires reporting entities to annually disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign localities. The amendments in this ASU should be applied on a prospective basis and retrospective application is permitted. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024, entities other than public business entities have an additional year to adopt the guidance. The Group will apply the amendments in this ASU for the first time in the annual period ending December 31, 2026, under the non-public business entities adoption time line available for emerging growth company, and currently assessing the impact of the adoption of ASU 2023-09 on the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance in this ASU improves the disclosures about a public business entity’s expense by requiring more detailed information about the types of expenses included within the income statement expense captions, such as: inventory purchases, employee compensation, depreciation and intangible asset amortization. This ASU does not change or remove current expense disclosure requirements, however, it does affect where this information appears in the notes to financial statements, as entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. ASU 2024-03 is a requirement for additional disclosure. Additionally, in January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220- 40): Clarifying the Effective Date, which clarifies the effective date for non-calendar year-end entities. The Group will apply the amendments in this ASU for the first time in the annual period ending December 31, 2027, under the non-public business entities adoption time line available for emerging growth company, and currently assessing the impact of the adoption of ASU 2024-03 on the consolidated financial statements.
3.   Revenue
The Group generates revenue in a diverse number of markets and geographical areas. The principal geographical areas are the United Kingdom, the Rest of Europe, the United States of America and the Rest of the World. The Group produces two product categories being Engine Products, which include turbine airfoils and structural components for the Aerospace market and Industrial Gas Turbine (“IGT”) end markets, and turbocharger wheels for the Transportation end market. The Group is vertically integrated with the production of advanced superalloy materials, which are used to supply the Group’s key end markets.
Revenue is disaggregated by diversified end-use markets and by geographical locations based on the location of the customers.
Information of the Group’s overall revenue by geographic locations are as follows:
Geographic location	Year ended December 31, 2025	Year ended December 31, 2024
	$ millions	$ millions
Rest of Europe	328	289
United States of America	298	240
Rest of the World	140	153
United Kingdom	71	64
Total Net Sales	837	746

Information of the Group’s overall revenue by end-use markets are as follows:
End-Use Market	Year ended December 31, 2025	Year ended December 31, 2024
	$ millions	$ millions
Aerospace	291	267
IGT	351	280
Transportation	195	199
Total Net Sales	837	746
The following table contains a roll forward of deferred revenue for the year ended December 31, 2025 and 2024.
Deferred revenue	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Beginning balance, January 1	4	3
Revenue (cash) received in advance	13	3
Less: revenue recognized	(3)	(2)
Ending Balance	14	4
4.   Segment reporting
Operating segments are defined as distinguishable components of the enterprise which are evident from internal organizational structure and for which separate financial information is evaluated regularly by the Group’s Chief Operating Decision Maker (“CODM”) in order to assess each segment’s performance and to allocate resources to them. The CODM of the Group is the Chief Executive Officer.
The Group used the management approach to identify its reportable segments, as required by ASC 280. The management approach is based on the way the Group’s management organizes and evaluates its operations and based on the way the Group’s operations are managed and reported in its internal financial reporting system. The determination of the Group’s operating segments is mainly based on a mix of geography and nature of products / services and have been identified as: Engine Products — North America, Engine Products — Europe and Turbo Wheels. The Group has concluded that their operating segments are consistent with their reportable segments.
Engine Products — North America
The Engine Products — North America segment comprises of the sites Groton, Oxford, Springfield, Unipol Mexico, DPC New England, and Long Beach. The segment manufactures complex, highly engineered precision cast components and superalloys which are primarily used in the Aerospace end market with some elements of IGT.
Engine Products — Europe
The Engine Products — Europe segment comprises of the sites Chard, Deritend, Bochum and Ross & Catherall. The segment manufactures complex, highly engineered precision cast components and superalloys which are primarily used in the IGT end market with some elements of Aerospace.
Turbo Wheels
Whilst the other two operating segments are formed based on geographical location of the sites, this segment is based on the market served, i.e. automotive. The Turbo Wheels segment manufactures turbocharger wheels and other precision components for commercial vehicle and passenger car turbo engines, focusing on enhancing engine efficiency and performance. Turbo Wheels segment comprises of the sites Trucast UK, Trucast US, Uni-Pol China, Uni-Pol India and Ivostud (all locations).
The measure of profit and loss that is used by the CODM to evaluate the performance of these operating segments is segment Adjusted EBITDA. The CODM uses segment Adjusted EBITDA when making decisions about capital and resource allocation and in performance assessment process.
Segment results includes any support function costs that are directly attributable to the relevant segment, and excludes any central support costs that are not directly attributable are shown as a reconciling item. Central costs are shown separately from the segments as these costs cannot be allocated to individual segments. Transactions between operating segments are accounted for under the same basis as other independent third -party transactions.
The following table provides segment revenue and segment performance measure by each reportable segment for the year ended December 31, 2025 and 2024:
As at December 31, 2025	Engine Products – Europe	Engine Products – North America	Turbo Wheels	Total
3rd party Revenue – consolidated	386	266	185	837
Inter-segment sales	1	17	—	18
Gross segment Revenue	387	283	185	855
Adjusted Cost of Sales*	(277)	(208)	(154)
Adjusted Selling, general and administrative expenses*	(15)	(12)	(17)
Other segment items**	(10)	(12)	(2)
Segment Adjusted EBITDA	85	51	12	148
As at December 31, 2024	Engine Products – Europe	Engine Products – North America	Turbo Wheels	Total
3rd party Revenue – consolidated	314	236	196	746
Inter-segment sales	2	24	—	26
Gross segment Revenue	316	260	196	772
Adjusted Cost of Sales*	(244)	(197)	(162)
Adjusted Selling, general and administrative expenses*	(15)	(11)	(16)
Other segment items**	(5)	(10)	(8)
Segment Adjusted EBITDA	52	42	10	104

*
Cost of sales and selling, general and administrative expenses have been adjusted to exclude depreciation and amortization, restructure and other reorganization costs, claims, settlements and litigation costs, long term management incentive plan. The adjusted cost of sales includes adjustments for inter-segment sales.

**
Other segment items including research and development costs, corporate expenses recharges.

The following table reconciles segment performance measure to loss before income tax for the year ended December 31, 2025 and 2024:
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Total Segment Adjusted EBITDA	148	104
Unallocated corporate expenses	(10)	(7)
Site closure and refinancing costs	1	(7)
One-time costs related to the IPO	(18)	—
Claims, settlements, litigation costs	(2)	2
Long-term management incentive plan	(87)	(29)
IT Development Project & others	(5)	—
Loss on debt modification	—	(9)
Impairment of disposal group held for sale	5	(9)
Foreign currency gain/(loss), net	16	4
Interest expense*	(222)	(203)
Interest income	2	1
Depreciation and amortization	(32)	(32)
Loss before income tax	(204)	(185)

*
Interest expense includes Shareholder PIK interest of $148 million and $121 million for the year ended December 31, 2025 and 2024.

Additional data by segment for the year ended December 31, 2025 and 2024, is as follows:
Depreciation and Amortization	As of December 31, 2025	As of December 31, 2024
	$ million	$ million
Engine Products – Europe	14	14
Engine Products – North America	10	8
Turbo Wheels	6	7
Unallocated	2	3
Consolidated depreciation and amortization	32	32
Addition to long lived asset*	As of December 31, 2025	As of December 31, 2024
	$ million	$ million
Engine Products – Europe	18	16
Engine Products – North America	12	14
Turbo Wheels	1	6
Unallocated	—	—
Consolidated long lived assets	31	36

*
Long lived assets include property, plant, and equipment, and right-of-use lease assets.

Total Assets	As of December 31, 2025	As of December 31, 2024
	$ million	$ million
Engine Products – Europe	430	350
Engine Products – North America	200	175
Turbo Wheels	218	217
Corporate	47	5
Consolidated assets	895	747
Geographical Financial Information
Long-lived assets*	As of December 31, 2025	As of December 31, 2024
	$ million	$ million
Rest of Europe	49	39
United States of America	96	90
Rest of the World	17	24
United Kingdom	74	68
Consolidated long-lived assets	236	221

*
Long lived assets include property, plant, and equipment, and right-of-use lease assets.

5.   Income taxes
The components of loss before income taxes for the years ended December 31, 2025 and 2024, are as follows:
Income (loss) before income taxes	Year Ended December 31, 2025	Year Ended December 31, 2024
	$ millions	$ millions
United Kingdom	(215)	(161)
United States	(4)	(18)
Other countries	15	(6)
Total	(204)	(185)
The components of income tax expense (benefit) / expense for the years ended December 31, 2025 and 2024, are as follows:
Current tax	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
United Kingdom	3	—
United States	4	6
Other Countries	2	6
Total current tax expense	9	12
Deferred tax
United Kingdom	(33)	(1)
United States	(3)	(3)
Other Countries	(4)	—
Total deferred tax (benefit)	(40)	(4)
Total income tax (benefit) / expense	(31)	8

A reconciliation of the reported income tax (benefit) / expense and the amount computed by applying the UK statutory income tax rate of 25% (25% in 2024), the income tax rate in our country of tax domicile, to the loss before income taxes for year ended December 31, 2025 and 2024, is as follows:
	Year Ended December 31, 2025		Year Ended December 31, 2024
	$ million	%	$ million	%
Loss before income tax	(204)		(185)
Computed tax at statutory income tax rate	(51)	25.0%	(46)	24.9%
Tax effect of:
Other expenses not deducted for income tax purposes	12	(5.9)%	28	(15.1)%
Overseas taxation	8	(3.9)%	6	(3.2)%
Interest not deducted for income tax purposes	—	—	1	(0.5)%
Adjustments in respect of prior periods	3	(1.5)%	(3)	1.6%
Changes in valuation allowance	(6)	2.9%	15	(8.1)%
Changes in unrecognized tax benefits	3	(1.5)%	7	(3.8)%
Total income tax (benefit) / expense	(31)	15.2%	8	(4.3)%
There are no effects of changes in tax law or rates enacted in the periods, effects of cross-border tax laws, or tax credits, which are material for separate disclosure.
The components of deferred income tax assets (liabilities) are as follows:
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Deferred tax assets:
Other intangible assets	5	5
Property, plant and equipment	—	2
Operating lease liabilities	5	5
Accrued expenses	5	9
Pension liabilities	3	6
Management incentive plan	24	10
Others	6	1
Operating loss and tax credit carryforwards	91	65
Total deferred tax assets	139	103
Less: valuation allowance	(40)	(42)
Total deferred tax assets, net of valuation allowance	99	61
Deferred tax liabilities:
Other intangible assets	(25)	(26)
Property, plant and equipment	(23)	(20)
Accrued expenses	—	(4)
Right of use assets	(5)	(5)
Others	(2)	(3)
Total deferred tax liability	(55)	(58)
Total net deferred tax asset	44	3

As of December 31, 2025, the Group has UK non-trading tax loss carryforwards of $219 million (2024: $89 million), UK capital loss carryforwards of $35 million (2024: $39 million), UK R&D carryforwards of $0.4 million (2024: $2 million) and $105 million of tax loss carryforwards related to Germany (2024:$64 million). All of the UK and German carryforwards do not expire. As of December 31, 2025 the Group also has UK interest carryforwards of $110 million (2024:$86 million), which do not expire, and interest carryforwards in Germany of $74 million (2024: $67 million) which do not expire.
$23.8 million deferred tax asset has been recognized in the period in relation to historic losses in the UK due to the implementation of restructuring which has resulted in additional taxable income against which the losses can be offset.
A valuation allowance has been provided where it is more likely than not that the deferred tax assets will not be realized. The following table presents the changes in the carrying amount of the valuation allowance for year ended December 31, 2025 and 2024:
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Beginning balance	42	60
Additions recognized in income	28	15
Reductions recognized in income	(34)	—
Translation Adjustments	3	(2)
Deferred tax assets written off	—	(19)
Assets held for sale	1	(12)
Net change in the valuation allowance	(2)	(18)
Ending balance	40	42
The Group has recorded deferred tax liabilities of $1 million (2024: $3 million) for investments in foreign subsidiaries in jurisdictions where foreign earnings are not indefinitely reinvested.
The Group conducts operations globally, and, as part of our global business, files numerous tax returns. The Group is routinely examined by various taxing authorities. The Group’s global tax positions are reviewed by management on a regular basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statute of limitations, unrecognized tax benefits are adjusted as necessary.
The tax years that remain subject to examination by tax authorities as of December 31, 2025, are the financial years ending March 31, 2018 onwards in India; the years ended December 31, 2018 onwards for Germany; the years ended December 31, 2023 onwards in the United Kingdom; and the year ended December 31, 2022 onwards in the United States.
The following table provides a reconciliation of the total amounts of unrecognized tax benefits:
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Balance at beginning of year	30	24
Gross increases related to prior period positions	1	—
Gross increases related to tax positions taken in the current year	2	9
Gross decreases related to expiration of statute of limitations	(2)	(1)
Gross decreases related to prior period positions	(5)	—
Foreign exchange	2	(2)
Balance at end of year	28	30

As of December 31, 2025, there are $28.2 million of unrecognized tax benefits that would favorably impact the effective tax rate if recognized. As of December 31, 2024, there are $30.3 million of unrecognized tax benefits that would favorably impact the effective tax rate if recognized.
The Group recognizes penalties associated with income taxes in income tax expense (benefit), and interest within its interest expense in the consolidated statement of income (loss). The Group had accrued interest and penalties relating to unrecognized tax benefits of $8.0 million and $8.6 million for the year ended December 31, 2025 and 2024 respectively. The Group had recorded $0.2m and $0.6m of interest and $0.8m and $0.6m of penalties to the consolidated statement of income/(loss) for the year ended December 31, 2025, and 2024 respectively.
6.   Loss per share (basic and diluted)
Basic earnings per share is computed by dividing net income available to shareholders for the period by the weighted average number of ordinary shares outstanding for the period. As the Group has no outstanding instruments that could result in the issuance of additional ordinary shares, there are no potential ordinary shares. Therefore, diluted loss per share is equal to basic loss per share. The computation of net loss per share for the years ended December 31, 2025 and 2024 respectively was as follows:
	Year ended December 31, 2025	Year ended December 31, 2024
	$ millions	$ millions
Net loss	(173)	(193)
Weighted average number of ordinary shares outstanding (basic and diluted)	451,747,577	451,747,577
Net loss per share (basic and diluted)	(0.38)	(0.43)
7.   Accounts receivable, Net
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Accounts receivables	156	119
Less: Allowances	0	0
Accounts Receivable, Net	156	119
The Group has applied the current expected credit loss model to the balance and determined that a provision of $0 million and $0 million were required for the years ended December 31, 2025 and 2024 respectively
8.   Inventories
Inventories consisted of the following components at December 31, 2025 and 2024:
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Raw materials and supplies	52	50
Work in process	91	71
Finished products	30	26
Right of return assets	13	6
Subtotal	186	153
Less: Allowance for excess and obsolete inventory	(5)	(7)
Total Inventories, net	181	146

The expenses related to excess and obsolete inventory impairment were $3 million and $6 million for the year ended December 31, 2025 and December 31, 2024 respectively, and these are included in “Cost of sales” in the Group’s consolidated statements of income (loss).
9.   Property, Plant and Equipment
Property, Plant and Equipment consisted of the following components as at December 31, 2025 and 2024:
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Land and Buildings	112	103
Plant, machinery and equipment	193	161
Construction in progress	32	40
Subtotal	337	304
Less: accumulated depreciation	(116)	(99)
Total Property, Plant and Equipment, net	221	205
Depreciation was $23 million and $22 million for the year ended December 31, 2025 and 2024 respectively, and is included in cost of sales and selling, general, and administrative expense, in the Group’s consolidated statements of income (loss).
10.   Goodwill
Goodwill is not amortized but instead is tested at least annually for impairment as of December 31, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired by performing a multi-step impairment test. As of December 31, 2025, the Group has seven reporting units with goodwill recorded.
Reporting Unit	Operating segment	As of December 31, 2025	As of December 31, 2024
		$ millions	$ millions
Ross & Catherall	Engine Products – Europe	19	17
DPC Bochum	Engine Products – Europe	18	15
Groton	Engine Products – North America	6	6
Long Beach	Engine Products – North America	7	7
Oxford	Engine Products – North America	0	0
Unipol Mexico	Engine Products – North America	—	—
Turbo Wheels	Turbo Wheels	28	28
Total Goodwill		78	73
During the year ended December 31, 2024, the Group reorganized its reporting units. The Trucast UK, Trucast US, Uni-Pol China, and Uni-Pol India reporting units, which were separate reporting units in the prior year, were aggregated into a single “Turbo Wheels” reporting unit. This change reflects how management manage and monitor the operations of these businesses year ended December 31, 2024. The goodwill previously allocated to Trucast UK ($6 million), Trucast US ($4 million), Uni-Pol China ($8 million), and Uni-Pol India ($9 million) has been reallocated to the new Turbo Wheels reporting unit.

The changes in the carrying amount of goodwill by reporting units during the year ended December 31, 2024 and 2025 are as follows:
	Legacy Reporting Units				Reporting Units
Reporting Unit	Trucast UK	Trucast US	Uni-Pol China	Uni-Pol India	Turbo Wheels	Long Beach	Ross & Catherall	DPC Bochum	Groton	Unipol Mexico	Oxford	Total
Balance as of January 1, 2024
Gross goodwill	6	4	8	9		7	18	16	6	9	0	83
Transfers	(6)	(4)	(8)	(9)	27
Accumulated Impairment Losses	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Impairment Losses	—	—	—	—	—	—	—	—	—		—	—
Exchange difference	—	—	—	—	1	—	(1)	(1)	—	—	—	(1)
Balance as of December 31, 2024	—	—	—	—	28	7	17	15	6	—	0	73
Reporting Unit	Turbo Wheels	Long Beach	Ross & Catherall	DPC Bochum	Groton	Unipol Mexico	Oxford	Total
Balance as of January 1, 2025
Gross goodwill	27	7	18	16	6	9	0	83
Accumulated Impairment Losses	—	—	—	—	—	(9)	—	(9)
Impairment Losses	—	—	—	—	—	—	—	—
Exchange difference	1	—	1	2	—	—	—	4
Balance as of December 31, 2025	28	7	19	18	6	—	0	78
During the year ended December 31, 2025 and 2024, the fair value for the Group’s reporting units was estimated using an income approach by projecting discounted cash flows of the reporting units. When preparing the quantitative impairment test, potential impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, any impairment loss is measured by the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying amount of goodwill. The determination of the fair value of a reporting unit requires significant estimates and assumptions, including significant unobservable inputs. The key inputs included, but were not limited to, discount rates, terminal growth rates, management’s internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures and earnings before interest and taxes, among others. No impairment resulted from the quantitative annual goodwill impairment test as the reporting units had excess of fair value over carrying value.
11.   Other intangible assets, Net
Other intangible assets, net consisted of the following as of December 31, 2025 and 2024:
December 31, 2025	Useful life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		$ millions	$ millions	$ millions
Software	3 – 5 years	9	(7)	2
Customer Relationships	10 – 20 years	66	(23)	43
Customer Contracts	10 – 20 years	61	(19)	42
Brands	25 years	13	(4)	9
Total other intangibles, Net		149	(53)	96

December 31, 2024	Useful life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		$ millions	$ millions	$ millions
Software	3 – 5 years	9	(6)	3
Customer Relationships	10 – 20 years	62	(18)	44
Customer Contracts	10 – 20 years	57	(15)	42
Brands	25 years	13	(4)	9
Total other intangibles, Net		141	(43)	98
The Group does not have any indefinite-lived intangible assets other than Goodwill.
The Group recorded amortization expense of $9 million and $10 million during fiscal year 2025 and 2024 respectively related to intangible assets. The estimated annual amortization expense related to intangible assets for each of the succeeding five fiscal years is $8 million in fiscal year 2027, $8 million in 2028, and $23 million in fiscal years 2029, 2030 and 2031.
12.   Leases
The Group’s leases comprise office premises, vehicles and machinery. The tables below present financial information associated with the lease balances and related expenses for the year ended December 31, 2025 and 2024.
Variable lease payments that do not depend on an index or a rate, are not included in the operating lease right-of-use asset or operating lease liability balances and are recognized in the period in which the expenses are incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain they will be exercised or not, respectively. Options to extend lease terms that are reasonably certain of exercise are recognized as part of the operating lease right-of-use asset and operating lease liability balances.
	Classification	As of December 31, 2025	As of December 31, 2024
		$ millions	$ millions
Assets
Operating lease assets	Right-of-use assets	15	16
Total lease assets		15	16
Liabilities
Current	Operating lease liabilities	(2)	(1)
Non-Current	Operating lease liabilities	(14)	(15)
Total lease liabilities		(16)	(16)
The Group recorded operating lease costs of $3 million and $3 million for the years ended December 31, 2025 and 2024, respectively. Variable lease costs were $0 million and $0 million, and short-term lease costs were $0 million and $0 million for the years ended December 31, 2025 and 2024, respectively.
	Year Ended December 31, 2025	Year Ended December 31, 2024
Weighted-average remaining lease term (years)	7.3	8.1
Weighted-average discount rate	13.0%	12.6%

Maturity of lease liabilities as of December 31, 2025 and 2024	Year Ended December 31, 2025	Year Ended December 31, 2024
	$ millions	$ millions
Due within 1 year	4	3
Due within 2 years	3	3
Due within 3 years	3	3
Due within 4 years	3	3
Due within 5 years	3	3
Thereafter	7	10
Total	23	25
Less amount representing interest	(7)	(9)
Present value of lease liabilities	16	16
During the year ended December 31, 2025 and December 31, 2024, the Group has made payment of $4 million and $4 million respectively in relation to the operating lease liabilities, it is recorded as part of the cashflows from operating activities.
13.   Borrowings
Borrowings, net of unamortized original issue premiums and unamortized debt issuance costs, consists of the following:
As of December 31, 2025 and 2024:
		2025			2024
Currency	Category	Floating rate	Fixed rate	Total	Floating rate	Fixed rate	Total
		$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
US$	Term Loan	517	—	517	470	—	470
Multi-currency	Shareholder PIK Loan	—	878	878	—	728	728
Multi-currency	Revolving credit facility	1	—	1	40	—	40
Multi-currency	Other loans	11	27	38	20	29	49
Total		529	905	1,434	530	757	1,287
Current		14	140	154	20	12	32
Non-current		515	765	1,280	510	745	1,255
Future principal repayments of the Group’s borrowings are as follows as of December 31, 2025 and 2024:
Years ended December 31, 2025	Term loan	PIK Loan	Revolving credit facility	Other loans
	$ millions	$ millions	$ millions	$ millions
2026	—	131	—	23
2027	—	—	1	6
2028	—	747	—	5
2029	—	—	—	2
2030	517	—	—	2
Thereafter	—	—	—	—
Total before unamortized discount and issuance costs	517	878	1	38
Less: unamortized discount and issuance costs	—	—	—	—
Total borrowings	517	878	1	38

Years ended December 31, 2024	Term loan	PIK Loan	Revolving credit facility	Other loans
	$ millions	$ millions	$ millions	$ millions
2025	1	—	—	31
2026	1	—	—	7
2027	—	—	40	6
2028	—	728	—	4
2029		—	—	1
Thereafter	468	—	—	—
Total before unamortized discount and issuance costs	470	728	40	49
Less: unamortized discount and issuance costs	—	—	—	—
Total borrowings	470	728	40	49
The following table presents the total interest expense related to the Group’s borrowings during the year ended December 31, 2025 and 2024:
	Year Ended December 31, 2025	Year Ended December 31, 2024
	$ millions	$ millions
Contractual interest expense	222	203
Amortization of debt issuance costs	—	—
Total interest expense	222	203
Term Loan
On April 23, 2024 the Group entered into a senior secured term note loan facility (the “Term Loan Agreement”) with a syndicate of financial institutions. The Term Loan Agreement provides for a six-year term loan facility, maturing in April 2030.
The proceeds from the Term Loan Agreement were primarily utilized to refinance existing indebtedness, and to provide increased levels of liquidity to the Group.
Interest on the outstanding principal balance of the term loan is payable quarterly and accrues at a variable rate based on Secured Overnight Financing Rate “SOFR” plus a 6.5% margin.
The Term Loan Agreement is secured by the Group’s property, plant and equipment. subject to certain exclusions. The obligations under the Term Loan Agreement are guaranteed by certain of the Group’s wholly owned subsidiaries.
The Term Loan Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on the Group’s ability to incur additional indebtedness, create liens, make investments, pay dividends or other distributions, and engage in certain merger or acquisition transactions. The agreement also includes financial covenants, under which the Group’s net debt cannot exceed a certain multiple of the adjusted measure of EBITDA, which is tested quarterly. As of the reporting date the Group was in compliance with all applicable covenants.
The principal amount of the term loan is repayable in quarterly instalments, with the remaining unpaid principal balance due at maturity. The Group may, at its option, prepay the term loan in whole or in part, subject to certain conditions and, in some cases, prepayment premiums.
On April 25, 2025, the Group drew down an additional $50 million on the term loan facility on the same terms. The proceeds were primarily utilized to repay amounts owed on the ABL facility.
Additionally, the Term Loan Agreement also provided the Group a committed revolving credit facility of $50 million, which expires on the same date as the loan. The interest rate on the revolving credit facility is the same as for the existing term loan. In conjunction with the draw down of the term loan facility, the limit of the committed revolving credit facility increased to $75 million. At December 31, 2025 and 2024, there were no borrowings under the committed revolving credit facility, and the entire committed amount was available for borrowing.
As of December 31, 2025, the effective interest rate on the Term Loan was 10.8%. (December 31, 2024: 11.6%)
Prior to the refinancing on 23 April 2024 the loan was denominated in Sterling, US Dollar and Euro tranches. The Sterling term loan bore interest at SONIA plus a credit adjustment spread, which was 12.1% at December 31, 2023. The US dollar term loan bore interest at SOFR plus a credit adjustment spread, which was 12.07% at December 31, 2023. The 1st lien EURO term loan bore interest at EURIBOR (provided that such rate shall not be less than 0 % per annum with respect to any term loan) plus 6.0% at December 31, 2023.
Shareholder PIK loan
On 6 March 2020 the Group entered into a Payment in Kind — Shareholder PIK loan facility with a syndicate of financial institutions. The proceeds from the Shareholder PIK Loan Agreement were utilized to refinance existing indebtedness.
The Shareholder PIK facility term loan bears interest at a fixed rate of 14% per annum (13.5% payment-in-kind interest that rolls up with the principal debt amount and 0.5% cash payment interest). Interest is calculated quarterly and becomes part of the loan principal under the payment-in-kind arrangement. For the year ended December 31, 2025 and 2024, $148 million and $121 million, respectively, of interest expense has been incurred for such Shareholder PIK loan.
The principal amount of the Shareholder PIK Loan is repayable in one instalment due at maturity. The Group may, at its option, prepay the term loan in whole or in part, subject to certain conditions. On 23 April 2024 a partial Shareholder PIK repayment of $50 million was made using part of the proceeds from the enlarged term loan facility.
The original maturity of the facility was 31 March 2025, and the Group has amended the term of the Shareholder PIK loan during 2024 and the maturity was extended to March 2028. The Group evaluated this amendment and considered whether it is a substantial modification. This evaluation included comparing the net present value of cash flows of the amended debt to the original debt to determine if changes greater than 10 percent occurred. The Group concluded that it was a substantial modification and applied the extinguishment accounting, resulting a loss of debt modification of $9 million in the year ended December 31, 2024.
As of December 31, 2025, the effective interest rate on the Shareholder PIK Loan was 14.0%. (December 31, 2024: 14.0%). Please also refer to subsequent event disclosure (note 20) for information on the forgiveness of the outstanding principal balance of the PIK Loan, which became effective on March 19, 2026.
Revolving credit facility
On 6 March 2020 the Group entered into a senior secured asset backed lending facility (the “ABL”) with Wells Fargo. The ABL provides for a maximum borrowing capacity of up to £90.0 million and expires in July 2027.
The ABL is primarily intended to provide liquidity for the Group’s working capital needs.
Interest on outstanding borrowings under the ABL is payable monthly and accrues at a variable rate based on SONIA/SOFR/EURIBOR plus 3.0%, being 3.0% at December 31, 2025
In addition to interest, the Group pays a commitment fee of 0.9% per annum on the unused portion of the facility.
The ABL is secured by the Group’s accounts receivable and inventory subject to certain exclusions. The obligations under the ABL are guaranteed by certain of the Group’s wholly owned subsidiaries.

The ABL contains customary affirmative and negative covenants, including, but not limited to, restrictions on the Group’s ability to incur additional indebtedness, create liens, make investments, pay dividends or other distributions, and engage in certain merger or acquisition transactions.
As of December 31, 2025, the Group had £1 million outstanding under the ABL, resulting in £78.4 million being available for future borrowings. As of December 31, 2024, the Group had £31.7 million outstanding under the ABL, resulting in £39.9 million being available for future borrowings.
As of December 31, 2025, the effective interest rates on the ABL were ranged from 5.3% – 7.3%. (December 31, 2024: 6.5% – 8.1%)
Other loans
Other loans consist of a number of working capital and term loan facilities in India and China and some equipment financing in the United States and the United Kingdom.
As of December 31, 2025, the range of effective interest rates on the Other Loans ranged from 4.8% to 11.2%. (December 31, 2024: 4.8% to 11.2%)
14.   Prepayments and other current assets
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Prepayments	13	12
Income taxes refundable	3	2
Other receivables	25	13
Cloud computing arrangements – current	1	1
Total Prepayments and other current assets	42	28
Other receivables represent receivable of research and development expenditure credits, other sundry debtors and other financial assets.
Cloud Computing Agreement
The Group is a party to certain cloud computing arrangements in relation to their Enterprise Resource Planning (ERP) system. The Group amortize the capitalized costs for cloud computing arrangements on a straight-line basis and the amortization period is 7.6 years. The amortization expenses for the year ended December 31, 2025 was $0.9 million and was recorded under selling, general and administrative expenses in the consolidated statements of income (loss).
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Implementation costs capitalized	10	8
Accumulated amortization	1	0
Total	9	8
Current	1	1
Non-Current	8	7

15.   Accrued expenses and other current liabilities
	As of December 31, 2025	As of December 31, 2024
	$ millions	$ millions
Accruals and deferred income	75	35
Social security and sundry taxes	15	8
Other payables and provisions	—	6
Income taxes payable	9	1
Refund liability	17	8
Total Accrued Expenses and other current liabilities	116	58
16.   Pensions and Other Postretirement Benefits
United Kingdom
In the United Kingdom, most employees are covered by either defined benefit or defined contribution pension plans. The defined contribution plan complies with the UK Government’s auto enrolment legislation and applies to the vast majority of employees. There has been minimal ‘opt out’ by employees. Since 1993, all new entrants join defined contribution plans with all contributions being invested with a financial institution.
As of December 31, 2025 and 2024, the company’s legacy defined benefit pension plans, comprising the Triplex and Doncasters schemes, have been entirely de-risked and fully bought out by insurance companies, with all associated liabilities transferred. As a result, the Group has no remaining defined benefit obligation. The remaining UK pension assets held by the Group as of December 31, 2025 and 2024 include only cash, which is stated at market value.
United States
In the United States, pension benefits are provided to employees by either defined benefit or defined contribution pension plans. The Group operates defined benefit plans across a number of its sites. Benefits in respect of these plans are based primarily on either years of service and employees’ average pay or a stated amount for each year of service. Pension costs are calculated and funded based on annual actuarial estimates, except that funding is subject to limitations under applicable tax regulations. Plan assets consist primarily of cash, equity, and fixed income securities.
The Group provides unfunded health care and life insurance benefits to retired US employees. Accrued obligations are recognized on the balance sheet, using accrual accounting and actuarial methods. No assets are set aside for these obligations. Plan amendments and experience gains/losses are recognized immediately in consolidated statement of income/(loss) in accordance with ASC 715 requirements.
Germany
In Germany, pension benefits are provided to employees through defined benefit plans. The Group operates defined benefit plans across a number of its sites. Benefits in respect of these plans are based primarily on either years of service and employees’ average pay or a stated amount for each year of service. Pension costs are calculated and funded based on annual actuarial estimates, except that funding is subject to limitations under applicable tax regulations. These pension plans are principally unfunded.
The Group also offers an early retirement program, ATZ (Altersteilzeit), which provides certain employees bonus payments for a reduction in working hours. The ATZ plan had a net liability of $2 million and $1 million as of December 31, 2025 and December 31, 2024 respectively.
The vested benefit obligation for a defined-benefit pension or other retirement plan is the actuarial present value of the vested benefits to which the employee is currently entitled based on the employee’s expected date of separation or retirement.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the funded plans:
As of December 31, 2025 Funded plans	Funded pension plans
	$ millions
	UK	US	Total
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	—	(19)	(19)
Service Cost	—	—	—
Interest Cost	—	(1)	(1)
Amendments	—	—	—
Actuarial gains and (losses)	—	(1)	(1)
Settlements	—	—	—
Participant contributions	—	—	—
Benefits paid	—	2	2
Currency translation and others	—	1	1
Projected benefit obligation at end of year	—	(18)	(18)
Change in plan assets:
Fair value of plan assets at beginning of year	1	11	12
Actual return on plan assets	—	1	1
Administrative expenses	—	—	—
Settlements	—	—	—
Contributions by the employer	—	1	1
Participant contributions	—	—	—
Benefits paid	—	(2)	(2)
Foreign currency exchange rate changes	—	—	—
Fair value of plan assets at the end of year	1	11	12
Funded Status of the plans	1	(7)	(6)
Amounts recognized in the consolidated balance sheets
Pension and other non-current assets	1	—	1
Pension liabilities – non-current	—	(7)	(7)
Funded Status of the plans	1	(7)	(6)
As of December 31 2024 Funded plans	Funded pension plans
	$ millions
	UK	US	Total
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	0	(21)	(21)
Service Cost	—	—	—
Interest Cost	0	(1)	(1)
Amendments	—	—	—
Actuarial gains and (losses)	0	1	1
Settlements	—	—	—
Participant contributions	—	—	—
Benefits paid	0	2	2
Currency translation and others	0	0	0
Projected benefit obligation at end of year	0	(19)	(19)

As of December 31 2024 Funded plans	Funded pension plans
	$ millions
	UK	US	Total
Change in plan assets:
Fair value of plan assets at beginning of year	1	11	12
Actual return on plan assets	0	1	1
Actuarial gains and (losses)	0	—	0
Administrative expenses	0	—	0
Settlements	—	—	—
Contributions by the employer	—	1	1
Participant contributions	—	—	—
Benefits paid	0	(2)	(2)
Foreign currency exchange rate changes	0	0	0
Fair value of plan assets at the end of year	1	11	12
Funded Status of the plans	1	(8)	(7)
Amounts recognized in the consolidated balance sheets
Pension and other non-current assets	1	—	1
Pension liabilities – non-current	—	(8)	(8)
Funded Status of the plans	1	(8)	(7)

The following provides a reconciliation of benefit obligations, plan assets and unfunded status of the unfunded plans:
As of December 31, 2025 Unfunded plans	Unfunded pension plans
	$ millions
	US	Germany	Total
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	(1)	(14)	(15)
Service Cost	—	—	—
Interest Cost	—	(1)	(1)
Amendments	—	—	—
Actuarial gains and (losses)	—	1	1
Settlements	—	—	—
Participant contributions	—	—	—
Benefits paid	—	1	1
Currency translation and others	—	(1)	(1)
Projected benefit obligation at end of year	(1)	(14)	(15)
Unfunded Status of the plans	(1)	(14)	(15)
Amounts recognized in the consolidated balance sheets
Pension liabilities – non-current	(1)	(14)	(15)
Unfunded Status of the plans	(1)	(14)	(15)

As of December 31, 2024 Unfunded plans	Unfunded pension plans
	$ millions
	US	Germany	Total
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	(1)	(16)	(17)
Service Cost	—	—	—
Interest Cost	—	(0)	(0)
Amendments	—	—	—
Actuarial gains and (losses)	—	1	1
Settlements	—	—	—
Participant contributions	—	—	—
Benefits paid	—	1	1
Currency translation and others	—	—	—
Projected benefit obligation at end of year	(1)	(14)	(15)
Unfunded Status of the plans	(1)	(14)	(15)
Amounts recognized in the consolidated balance sheets
Pension liabilities – non-current	(1)	(14)	(15)
Unfunded Status of the plans	(1)	(14)	(15)
The following provides a reconciliation of benefit obligations, plan assets and funded status of the other long-term benefit plan in Germany (ATZ):
As of December 31, 2025	Other long term benefit plan — Germany ATZ
In $ million Total
Change in benefit obligation:
Benefit obligation at beginning of year	(2)
Service Cost	(2)
Interest Cost	—
Amendments	—
Actuarial gains and (losses)	—
Settlements	—
Participant contributions	—
Benefits paid	1
Currency translation and others	—
Benefit obligation at end of year	(3)
Change in plan assets:
Fair value of plan assets at beginning of year	1
Actual return on plan assets	—
Administrative expenses	—
Settlements	—
Contributions by the employer	—
Participant contributions	—

As of December 31, 2025	Other long term benefit plan — Germany ATZ
In $ million Total
Benefits paid	—
Foreign currency exchange rate changes	—
Fair value of plan assets at the end of year	1
Funded Status of the plan	(2)
Amounts recognized in the consolidated balance sheets
Pension liabilities – non-current	(2)
Funded Status of the plans	(2)

As of December 31, 2024	Other long term benefit plan — Germany ATZ
In $ million Total
Change in benefit obligation:
Benefit obligation at beginning of year	(2)
Service Cost	(1)
Interest Cost	(0)
Amendments	—
Actuarial gains and (losses)	0
Settlements	—
Participant contributions	—
Benefits paid	1
Currency translation and others	—
Benefit obligation at end of year	(2)
Change in plan assets:
Fair value of plan assets at beginning of year	1
Actual return on plan assets	—
Administrative expenses	—
Settlements	—
Contributions by the employer	—
Participant contributions	—
Benefits paid	—
Foreign currency exchange rate changes	—
Fair value of plan assets at the end of year	1
Funded Status of the plan	(1)
Amounts recognized in the consolidated balance sheets
Pension liabilities – non-current	(1)
Funded Status of the plans	(1)

The following provides a reconciliation of accumulated postretirement benefit obligations for unfunded plans:
As of December 31, 2025	Other Postretirement Benefit Plans
$ million US
Unfunded plans
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at beginning of year	(2)
Service Cost	—
Interest Cost	—
Amendments	—
Actuarial gains and (losses)	—
Settlements	—
Participant contributions	—
Benefits paid	—
Currency translation and others	—
Accumulated postretirement benefit obligation at end of year	(2)
Unfunded Status at end of year	(2)
Amounts recognized in the consolidated balance sheets
Pension liabilities – non-current	(2)
Net (Liability) Recognized	(2)
As of December 31, 2024	Other Postretirement Benefit Plans
$ million US
Unfunded plans
Change in accumulated postretirement benefit obligation:
Projected benefit obligation at beginning of year	(2)
Service Cost	—
Interest Cost	—
Amendments	—
Actuarial gains and (losses)	—
Settlements	—
Participant contributions	—
Benefits paid	—
Currency translation and others	—
Accumulated postretirement benefit obligation at end of year	(2)
Unfunded Status of the plans	(2)
Amounts recognized in the consolidated balance sheets
Pension liabilities – non-current	(2)
Net (Liability) Recognized	(2)

The following additional information is for plans with projected benefit obligations in excess of plan assets for funded and unfunded pension plans as of December 31, 2025 and 2024:
As of December 31, 2025	Funded and Unfunded Pension Plans			Total
	$ millions			$ millions
	UK	US	Germany
Projected benefit Obligation	—	(18)	(14)	(32)
Fair value of plan assets	—	10	—	10
PBO in excess of plan assets	—	(18)	(14)	(22)
As of December 31, 2024	Funded and Unfunded Pension Plans		Total
	$ millions		$ millions
	US	Germany
Projected benefit Obligation	(20)	(14)	(34)
Fair value of plan assets	11	—	11
PBO in excess of plan assets	(9)	(14)	(23)
The following additional information is for plans with accumulated postretirement benefit obligations (“APBO”) in excess of plan assets as of December 31, 2025 and December 31, 2024:
As of December 31, 2025	Other postretirement benefit plans		Total
	$ millions		$ millions
	US	Germany
Accumulated postretirement benefit obligation	(2)	—	(2)
Fair value of plan assets	—	—	—
APBO in excess of plan assets	(2)	—	(2)
As of December 31, 2024	Other postretirement benefit plans		Total
	$ millions		$ millions
	US
Accumulated postretirement benefit obligation	(2)	—	(2)
Fair value of plan assets	—	—	—
APBO in excess of plan assets	(2)	—	(2)

The components of the net periodic pension expense (income) related to the Company’s pension and other postretirement benefits for the year ended December 31, 2025 and December 31, 2024 is as follows:
Year ended December 31, 2025	Income Statement line item	Pension Plans, Other long term benefit plans & Other postretirement benefit Plans			Total
		$ millions			$ millions
		UK	US	Germany
Service Cost	Cost of Sales	—	—	(2)	(2)
Interest Cost	Interest expense	0	(1)	(1)	(2)
Administrative Expenses	Selling, general, and administrative expense	(0)	(0)	—	(0)
Expected return on plan assets	Selling, general, and administrative expense	—	1	—	1
Actuarial gains and (losses)	Selling, general, and administrative expense	(0)	(1)	1	0
Other	Selling, general, and administrative expense		(0)	(0)	(0)
Net pension expense (income)		(0)	(1)	(2)	(3)
Year ended December 31, 2024	Income Statement line item	Pension Plans, Other long term benefit plans & Other postretirement benefit Plans			Total
		$ millions			$ millions
		UK	US	Germany
Service Cost	Cost of Sales	—	—	(1)	(1)
Interest Cost	Interest expense	(0)	(1)	(0)	(1)
Administrative Expenses	Selling, general, and administrative expense	(0)	(0)	—	(0)
Expected return on plan assets	Selling, general, and administrative expense	—	1	0	1
Actuarial gains and (losses)	Selling, general, and administrative expense	(0)	1	1	2
Other	Selling, general, and administrative expense	—	—	(0)	(0)
Net pension expense (income)		(0)	1	(0)	1
Weighted-average assumptions used by the plans are as follows:
Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost at fiscal year end
	Pension Plans			Postretirement Plans
Year ended 31 December 2025	UK	US	Germany
Discount rate	n/a	5.13%	4.25%	5.13%
Inflation rate	n/a	0%	2%	n/a
Expected long-term rate of return on plan assets	n/a	5.13%	4.25%	5.13%
Long-term rate of compensation increase	n/a	0%	3%	n/a

	Pension Plans			Postretirement Plans
Year ended 31 December 2024	UK	US	Germany
Discount rate	n/a	5.37%	3.45%	5.37%
Inflation rate	n/a	0%	2%	n/a
Expected long-term rate of return on plan assets	n/a	5.37%	3.45%	5.37%
Long-term rate of compensation increase	n/a	0%	3%	n/a
The discount rate is determined by reference to market yields on high quality corporate bonds, where available, or government bonds at the balance sheet date.
The Group’s pension plans’ target and actual weighted-average asset allocations as at December 31, 2025 and December 31, 2024, by asset category are as follows:
		Targeted		Actual
	UK	US	Germany	UK	US	Germany
As at December 31, 2025	2025	2025	2025	2025	2025	2025
Cash	100%	4%	100%	100%	4%	100%
Equity securities	—	43%	—	—	78%	—
Fixed Income securities	—	53%	—	—	18%	—
Total	100%	100%	100%	100%	100%	100%
		Targeted		Actual
	UK	US	Germany	UK	US	Germany
As at December 31, 2024	2024	2024	2024	2024	2024	2024
Cash	100%	4%	100%	100%	3%	100%
Equity securities	—	43%	—	—	77%	—
Fixed Income securities	—	53%	—	—	20%	—
Total	100%	100%	100%	100%	100%	100%
The fair values of the Group’s pension plan assets as of December 31, 2025 and December 31, 2024, by asset category and by the levels of inputs used to determine fair value were as follows:
	December 31, 2025
	Fair value measurements using input type
($ millions)	Level 1	Level 2	Level 3	Total
Cash	2	—	—	2
Equity securities	5	3	—	8
Fixed Income securities	2	—	—	2
Fair value of plan assets at end of year	9	3	—	12
	December 31, 2024
	Fair value measurements using input type
($ millions)	Level 1	Level 2	Level 3	Total
Cash	2	—	—	2
Equity securities	5	3	—	8
Fixed Income securities	3	—	—	3
Fair value of plan assets at end of year	10	3	—	13

Cash Flows — Employer Contributions
The Group made contributions to the funded defined benefit pension plans of $1 million during fiscal year 2025. During the fiscal years ended December 31, 2025, the Group made contributions of nil, to unfunded pension plans. For the year ended 31 December 2026, the contributions paid over to the plan are expected to be $1 million (2025: $1 million).
17.   Capital commitments and contingent liabilities
Commitments
As of December 31, 2025 and 2024, there were $53 million and $11 million committed capital expenditure but not spent mainly related to Plant, machinery and equipment, respectively.
Contingent liabilities: Legal Proceedings and others
In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against the Group, including those pertaining to environmental, product liability, safety and health, employment, tax and antitrust matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist. Therefore, it is possible that the Company’s liquidity or results of operations in a period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the results of operations, financial position or cash flows of the Group.
Legacy Provisions
Legacy provisions are contingent liabilities which were recognized as part of the business acquisition accounting. These provisions relate to legacy historical issues that the former employee may claim against the Group, and will be carried until the possible liability is settled, cancelled or expires.
18.   Management Incentive Plan — related party transaction
The shareholders of DPC Holdings Limited, implemented a cash-based Management Incentive Plan (“MIP”) as part of the financial restructuring of the Doncasters Group in March 2020. The plan is designed to provide incentives for senior managers and above (including executive and non-executive directors) to deliver long-term shareholder returns. Under the plan, individuals are entitled to receive a cash sum payable by the Company which is only paid out if certain conditions are met.
Individual payments are equal to a percentage of the amounts repaid on the DPC Holdings Limited PIK facility loan, with varying percentages depending on whether repayment on the loan exceeds certain thresholds. These thresholds increased by 13.5% on a quarterly basis with the first increase taking place on 30 September 2020. The rules of the plan were updated in March 2024 such that the 13.5% compounding was removed. This led to a significant increase in the charge and liability for the year ended December 31, 2024.
Participation in the plan is at the board of directors and shareholder discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. The amount of the expected liability has been calculated by estimating the enterprise value (“EV”) of DPC Holdings Limited on an assumed future exit date of 1 March 2026, by applying an EV/EBITDA multiple to the Group’s estimated EBITDA (as defined in the Management Incentive Plan for DPC Holdings) for the 12 months prior to exit.
The resulting future MIP value has been discounted to present value on December 31, 2025 using a 25% required rate of return. As of December 31, 2025, the MIP had been awarded to nine participants and the charge to the consolidated statement of income (loss) in the period relating to the MIP and associated social security was $87 million. As of December 31, 2024, the MIP had been awarded to nine participants and the charge to the consolidated statement of income (loss) in the period relating to the MIP and associated social security was $29 million.

Five participants in the MIP also each have a fractional shareholding in DPC Holdings Limited, the ultimate parent undertaking. As of December 31, 2025, those directors and key management personnel of the Group (two of whom are non-executive directors) control 0.44% of the voting shares of DPC Holdings Limited, the ultimate parent undertaking, with some shareholdings owned through companies.
The total liability in respect of the MIP as of December 31, 2025 was $146 million, of which $132 million was separately presented on the consolidated balance sheet, and $14 million was recognized in accrued expenses and other current liabilities related to social security and sundry taxes.
The total liability in respect of the MIP as of December 31, 2024 was $54 million, of which $49 million was separately presented on the consolidated balance sheet, and $5 million was recognized in accrued expenses and other current liabilities related to social security and sundry taxes.
19.   Disposal group held for sale
During 2024, the Group’s management committed to a plan to sell its Ivostud business. This decision was made as part of a strategic initiative. While the sale did not close within twelve months of the original date of classification, the Group continued negotiations with a committed buyer throughout 2025. Therefore, at December 31, 2025, classification as held for sale was deemed appropriate as management is firmly committed to the plan to sell the Ivostud business, and the business is available for immediate sale in its present condition. The sale is considered highly probable, with management expecting completion within one year of the balance sheet date. Furthermore, the actions undertaken to facilitate the sale indicate that it is unlikely the plan will be significantly changed or withdrawn. Accordingly, the assets and liabilities associated with that business are presented as a disposal group held for sale as of December 31, 2025.
This disposal group does not represent a strategic shift that will have a major effect on the Group’s operations and financial results and therefore does not meet the criteria for presentation of a discontinued operation.
The Group has reviewed the carrying amount of the assets held for disposal and concluded that an impairment should be taken in the amount of $9 million as at December 31, 2024. Of this amount, approximately $4 million, $1 million and $1 million were allocated to the Property, Plant and Equipment, Right of Use assets and Other Intangible assets respectively, which has been fully written down. The remaining impairment loss of $3 million has been recorded against the carrying amount of the disposal group. As at 31 December 2025, the Group recognised a gain on remeasurement from the change in fair value of the disposal group of $5 million.
In assessing the level of the impairment, management compared the carrying value of its investment to its fair value less costs to sell, where the fair value less costs to sell was determined primarily based on the expected transaction price contemplated under the letter of intent. Upon classification of the Ivostud business as held for sale, its cumulative foreign currency translation adjustment within shareholders’ equity was included with its carrying value.

The major classes of assets and liabilities classified as held for sale as of December 31, 2025 and December 31, 2024, are as follows:
	2025	2024
	$ million	$ million
Property, plant equipment	2	—
Inventories	11	11
Trade and other receivables	4	4
Cash and cash equivalents	3	2
Less: Impairment loss	(0)	(3)
Assets held for sale	20	14
Trade and other payables	(3)	(2)
Operating lease liabilities	(1)	(1)
Other liabilities	(1)	(1)
Pension liabilities	(1)	(1)
Liabilities held for sale	(6)	(5)
The results of operations of the Ivostud business continue to be included in the Group’s consolidated statements of income. Similarly, the cash flows generated by or used in the operations of the Ivostud business are included within the respective categories of the consolidated statements of cash flows.
20.   Subsequent events
On December 2, 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026 (the “PIK Forgiveness”). As of December 31, 2025 and 2024, we had an outstanding balance of $878 million and $728 million, respectively, under the Shareholder PIK Loan and the effective interest rate was 14.0% per annum in both periods.
Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as at March 19, 2026.

DPC HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in millions, except for loss per share and weighted-average shares outstanding)
	Quarter ended
	March 29, 2026	March 30, 2025
	$ millions	$ millions
Revenue	237	188
Cost of sales	(180)	(146)
Gross profit	57	42
Selling, general and administrative expenses	(45)	(42)
Loss on sale of property, plant and equipment	0	—
Interest expense	(53)	(52)
Interest income	0	0
Foreign currency gain/(loss), net	(2)	8
Loss before income tax benefit/(expense)	(43)	(44)
Income tax expense	(4)	(9)
Net Loss	(47)	(53)
Net Loss per share
Basic	(0.10)	(0.12)
Diluted	(0.10)	(0.12)
Weighted-average shares outstanding
Basic	451,747,577	451,747,577
Diluted	451,747,577	451,747,577
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

DPC HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions)
	Quarter ended
	March 29, 2026	March 30, 2025
	$ millions	$ millions
Net Loss	(47)	(53)
Other comprehensive income/(loss), net of tax:
Exchange gain / (loss) on translation of foreign operations (net of tax)	(0)	0
Total other comprehensive income/(loss) for the period, net of tax	(0)	0
Total comprehensive income/(loss) for the period, net of tax	(47)	(53)
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

DPC HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of March 29 2026	As of December 31 2025
	$ millions	$ millions
ASSETS
Current assets
Cash and cash equivalents	30	32
Restricted cash deposit	3	—
Accounts receivables, less allowances for credit losses of $0 million and $0 million as of March 29, 2026 and December 31, 2025	168	156
Inventories	217	181
Prepayments and other current assets	38	42
Assets held for sale	18	20
Total current assets	474	431
Property, plant and equipment, net	224	221
Right-of-use assets	17	15
Deferred tax assets	43	44
Goodwill	78	78
Other intangible assets, net	93	96
Other noncurrent assets	10	10
Total Assets	939	895
LIABILITIES AND EQUITY
Current liabilities
Accounts payable, trade	119	106
Accrued expenses and other current liabilities	127	116
Liability for management incentive plan	144	132
Borrowings, current	163	154
Operating lease liabilities, current	5	2
Liabilities directly associated with the assets held for sale	6	6
Total current liabilities	564	516
Borrowings, non-current	549	1,280
Operating lease liabilities, non-current	13	14
Deferred tax liabilities	1	2
Pension liabilities, non-current	26	26
Other non-current liabilities	23	21
Total Liabilities	1,176	1,859
Commitments and contingencies (refer to Note 9)
Shareholders’ deficit
Ordinary shares, nil par value 451,747,577 shares authorized, 451,747,577 shares issued and 451,747,577 shares outstanding as of March 29, 2026 and December 31, 2025;	—	—
Accumulated deficit	(983)	(936)
Additional paid in capital	774	—
Accumulated other comprehensive loss	(28)	(28)
Total shareholders deficit	(237)	(964)
Total Liabilities and Equity	939	895
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

DPC HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(in millions)
	Quarter ended
	March 29, 2026	March 30, 2025
	$ millions	$ millions
Cash flows from operating activities
Net loss	(47)	(53)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	5	5
Amortization of intangible assets and cloud computing arrangements	2	2
Loss on the sale of property, plant and equipment	(0)	—
Deferred income tax benefits	4	9
Operating lease expense	2	1
Foreign currency (gain)/loss, net	2	(8)
Inventory provision	4	—
Management incentive plan	13	21
Non-cash interest expense	38	49
Change in operating assets and liabilities:
Receivable, prepayments and other current assets	(10)	(13)
Inventories	(43)	(2)
Income tax receivable and payable	(0)	(1)
Payables, accrued expenses and other liabilities	25	9
Deferred consideration	(1)	—
Operating lease assets and liabilities	(1)	(0)
Net cash (used)/from in operating activities	(7)	19
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	0	0
Purchase of property, plant and equipment	(10)	(4)
Purchase of intangible assets	—	(0)
Net cash used in investing activities	(10)	(4)
Cash flows from financing activities
Proceeds from borrowings	293	175
Repayment of borrowings	(275)	(197)
Net cash provided/(used) by financing activities	18	(22)
Effect of exchange rate fluctuations on cash and cash equivalents held	(0)	8
Increase/(Decrease) in cash and cash equivalents and restricted cash deposit	1	(7)
Cash and cash equivalents and restricted cash deposit at beginning of period	32	32
Cash and cash equivalents and restricted cash deposit at end of period	33	33
Reconciliation to consolidated balance sheet
Cash and cash equivalents	30	26
Restricted cash deposit	3	7
Total	33	33
Supplemental disclosures of cash flow information:
Income taxes paid	(1)	(1)
Interest paid	(15)	(3)
PIK forgiveness	774	—
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

DPC HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(in millions)
	Ordinary shares		Additional paid in capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	Number of Shares	$ millions	$ millions	$ millions	$ millions	$ millions
Balance at December 31, 2025	451,747,577	—	—	(936)	(28)	(964)
Net income (loss)	—	—	—	(47)	—	(47)
Capital contribution	—	—	774	—	—	774
Currency translation adjustment	—	—	—	—	(0)	(0)
Balance as of March 29, 2026	451,747,577	—	774	(983)	(28)	(237)
	Ordinary shares		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	Number of Shares	$ millions	$ millions	$ millions	$ millions
Balance at December 31, 2024	451,747,577	—	(763)	(27)	(790)
Net income (loss)	—	—	(53)	—	(53)
Currency translation adjustment	—	—	—	0	0
Balance as of March 30, 2025	451,747,577	—	(816)	(27)	(843)
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

DPC HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Nature of the business
DPC Holdings Limited (the “Company”) is the ultimate holding Company within the Doncasters Group which trades under the “Doncasters” brand name. Doncasters is a vertically integrated manufacturer of high-quality engineered precision components for aeroengines, industrial gas turbines and other specialist high performance applications. Doncasters operates from fourteen principal manufacturing facilities across the UK, Europe, North America and Asia.
2.   Summary of Significant Accounting Policies
Basis of preparation
The unaudited condensed consolidated financial statements should be read together with our audited financial statements and accompanying notes for year ended December 31, 2025, included in our Registration Statement on S-1 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 15 April 2026. The Group’s unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the SEC regarding interim financial reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP have been condensed or omitted, and accordingly the balance sheet as of December 31, 2025 included herein has been derived from the audited financial statements at that date but does not include all of the information required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements have been prepared on the same basis as the Group’s annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments which are necessary for a fair statement of the Group’s financial information. The interim results of operations for the quarter ended March 29, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other interim period or for any other future year. The Group prepares its interim financial information using a 4-4-5 reporting calendar, whereby each of the first three quarters comprises two four-week periods and one five-week period, with each quarter ending on the last Sunday of the relevant reporting period. The fourth quarter is aligned to the statutory year end and therefore reflects the period to 31 December. Accordingly, interim reporting periods do not correspond to calendar months, and year-to-date results for the interim periods are based on the 4-4-5 calendar, with the final quarter adjusting to align the full financial year with the calendar year end. The unaudited condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the “Group”), after elimination of intercompany accounts and transactions. Any reference in these notes to the applicable guidance is meant to refer to authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Unless otherwise stated, the accounting policies of the Group are consistent with those described in Note 2 of the consolidated financial statements included within the Registration Statement.
Use of estimates
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s condensed consolidated financial statements include, but are not limited to, impairment/(reversal) of disposal group held-for-sale, management incentive plan, inventory provision, and Unrecognized Tax benefits related to income taxes. The Group bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they are identified. Actual results could differ materially from those estimates upon subsequent resolution of the identified matters.
Recently Issued Accounting Pronouncements
Accounting standards issued but not yet adopted
In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU should be applied on a prospective basis and retrospective application is permitted. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Group will apply the amendments in this ASU for the first time in the annual period ending December 31, 2026, under the non-public business entities adoption time line available for emerging growth company, and currently assessing the impact of the adoption of ASU 2023-09 on the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this update require disclosure of specified information about certain costs and expenses. The guidance is effective for fiscal years beginning after December 15, 2026 on a prospective basis. Early adoption is permitted. The Group will apply the amendments in this ASU for the first time in the annual period ending December 31, 2027, under the non-public business entities adoption time line available for emerging growth company, and currently assessing the impact of the adoption of ASU 2024-03 on the consolidated financial statements.
3.   Revenue
The Group generates revenue in a diverse number of markets and geographical areas. The principal geographical areas are the United Kingdom, the Rest of Europe, the United States of America and the Rest of the World. The Group produces two product categories being Engine Products, which include turbine airfoils and structural components for the Aerospace and Industrial Gas Turbine (“IGT”) end markets, and turbocharger wheels for the Transportation end market. The Group is vertically integrated with the production of advanced superalloy materials, which are used to supply the Group’s key end markets.
Revenue is disaggregated by diversified end-use markets and by geographical locations based on the location of the customers.
Information of the Group’s overall revenue by geographic locations are as follows:
	Quarter ended
Geographic location	March 29, 2026	March 30, 2025
	$ millions	$ millions
Rest of Europe	86	73
United States of America	94	64
Rest of the World	45	40
United Kingdom	12	11
Total Net Sales	237	188

Information of the Group’s overall revenue by end-use markets is as follows:
	Quarter ended
End-Use Market	March 29, 2026	March 30, 2025
	$ millions	$ millions
Aerospace	93	65
IGT	94	73
Transportation	50	50
Total Net Sales	237	188
The following table contains a roll forward of deferred revenue for the quarter ended March 29, 2026 and year end December 31, 2025.
Deferred revenue	March 29, 2026	December 31, 2025
	$ millions	$ millions
Beginning balance, January 1	14	4
Revenue (cash) received in advance	0	13
Less: revenue recognized	(1)	(3)
Ending Balance	13	14
4.   Segment reporting
Operating segments are defined as distinguishable components of the enterprise which are evident from internal organizational structure and for which separate financial information is evaluated regularly by the Group’s Chief Operating Decision Maker (“CODM”) in order to assess each segment’s performance and to allocate resources to them. The CODM of the Group is the Chief Executive Officer.
The Group used the management approach to identify its reportable segments, as required by ASC 280. The management approach is based on the way the Group’s management organizes and evaluates its operations and based on the way the Group’s operations are managed and reported in its internal financial reporting system. The determination of the Group’s operating segments is based on its major product categories, which are Engine Products and Turbo Wheels. Engine Products is split into two operating segments of Engine Products — Europe and Engine Products — North America reflecting the vertically integrated nature of the supply chains within those regions. The third operating segment being Turbo Wheels. The Group has concluded that their operating segments are consistent with their reportable segments.
Engine Products — North America
The Engine Products — North America segment comprises of the sites Groton, Oxford, Springfield, Unipol Mexico, DPC New England, and Long Beach. The segment manufactures complex, highly engineered precision cast components and superalloys which are primarily used in the Aerospace end market with some elements of IGT.
Engine Products — Europe
The Engine Products — Europe segment comprises of the sites Chard, Deritend, Bochum and Ross & Catherall. The segment manufactures complex, highly engineered precision cast components and superalloys which are primarily used in the IGT end market with some elements of Aerospace.
Turbo Wheels
Whilst the other two operating segments are formed based on geographical location of the sites, this segment is based on the market served, i.e. automotive. The Turbo Wheels segment manufactures turbocharger wheels and other precision components for commercial vehicle and passenger car turbo engines, focusing on enhancing engine efficiency and performance. Turbo Wheels segment comprises of the sites Trucast UK, Trucast US, Uni-Pol China, Uni-Pol India and Ivostud (all locations).

The measure of profit and loss that is used by the CODM to evaluate the performance of these operating segments is Segment Adjusted EBITDA. The CODM uses Segment Adjusted EBITDA to evaluate segment’s performance and allocate resources as it provides insight on segment profitability, operational effectiveness, and supports the CODM in monitoring the impact of strategic initiatives such as pricing adjustments, cost management, capital investments and capacity utilization. This measure is predominantly used in the annual budget and forecasting process, where the CODM considers Segment Adjusted EBITDA trends and variances to guide capital expenditure decisions, allocate personnel, and deploy other operational resources across the segments to drive overall company growth and profitability.
Segment results include any support function costs that are directly attributable to the relevant segment, and exclude any central support costs that are not directly attributable are shown as a reconciling item. Central costs are shown separately from the segments as these costs cannot be allocated to individual segments. Transactions between operating segments are accounted for under the same basis as other independent third-party transactions.
The following tables provide segment revenue and segment performance measure by each reportable segment for the quarters ended March 29, 2026 and March 30, 2025:
Quarter Ended March 29, 2026	Engine Products — Europe	Engine Products — North America	Turbo Wheels	Total
3rd party Revenue – consolidated	104	87	46	237
Inter-segment sales	—	—	—	—
Gross segment Revenue	104	87	46	237
Adjusted Cost of Sales*	(71)	(60)	(38)
Adjusted Selling, general and administrative expenses*	(6)	(4)	(5)
Other segment items**	(4)	(3)	(1)
Segment Adjusted EBITDA	23	20	2	45
Quarter Ended March 30, 2025	Engine Products — Europe	Engine Products — North America	Turbo Wheels	Total
3rd party Revenue – consolidated	80	61	47	188
Inter-segment sales	—	5	—	5
Gross segment Revenue	80	66	47	193
Adjusted Cost of Sales*	(58)	(47)	(40)
Adjusted Selling, general and administrative expenses*	(4)	(3)	(3)
Other segment items**	(3)	(3)	(1)
Segment Adjusted EBITDA	15	13	3	31

*
Cost of sales and selling, general and administrative expenses have been adjusted to exclude depreciation and amortization, restructure and other reorganization costs, claims, settlements and litigation costs, long term management incentive plan. The adjusted cost of sales includes adjustments for inter-segment sales.

**
Other segment items including research and development costs, corporate expenses recharges.

The following table reconciles segment performance measure to loss before income tax the quarters ended March, 29, 2026 and March 30, 2025:
	Quarter Ended March 29, 2026	Quarter Ended March 30, 2025
	$ millions	$ millions
Total Segment Adjusted EBITDA	45	31
Unallocated corporate expenses	(5)	(2)
One-time costs related to the IPO	(8)	—
Management incentive plan	(13)	(21)
IT Development Project & others	—	(1)
Impairment of disposal group held for sale	(0)	(0)
Foreign currency gain/(loss), net	(2)	8
Interest expense*	(53)	(52)
Interest income	0	0
Depreciation and amortization	(7)	(7)
Loss before income tax	(43)	(44)

*
Interest expense includes Shareholder PIK interest of $40 million and $36 million for the quarter ended March 29, 2026 and March 30, 2025.

Additional data by segment for the quarter ended March 29, 2026, and March 30, 2025 are as follows:
Depreciation and Amortization	Quarter ended March 29, 2026	Quarter ended March 30, 2025
	$ million	$ million
Engine Products – Europe	4	3
Engine Products – North America	2	2
Turbo Wheels	1	1
Unallocated	0	1
Consolidated depreciation and amortization	7	7
Addition to long lived asset*	Quarter ended March 29, 2026	Quarter ended March 30, 2025
	$ million	$ million
Engine Products – Europe	7	2
Engine Products – North America	2	2
Turbo Wheels	—	—
Unallocated	—	—
Consolidated long lived assets	9	4

*
Long lived assets include property, plant, and equipment, and right-of-use lease assets.

Total Assets	March 29, 2026	December 31, 2025
	$ million	$ million
Engine Products – Europe	461	430
Engine Products – North America	215	200
Turbo Wheels	211	218
Unallocated	52	47
Consolidated assets	939	895

5.   Income taxes
The Company’s effective tax rate (ETR) was (9.3%) and (20.5)% for the three months ended March 29, 2026 and March 30, 2025 ,respectively.
For the three months ended March 29, 2026 and March 30, 2025, the primary drivers of the effective tax rate were
(i)
the impact of changes in valuation allowances in the United Kingdom and Ivostud Germany business; and

(ii)
the impact of non-deductible interest and other expenses in the United Kingdom.

The main reason for the difference in the effective tax rates between March 30, 2025 and March 29, 2026 was the impact of changes in valuation allowances and the global mix of income.
The Company may settle certain tax examinations for different amounts than the Company has accrued as uncertain tax benefits. Consequently, the Company may need to accrue and ultimately pay additional amounts or pay lower amounts than previously estimated and accrued when positions are settled in the future. For the three months ended March 29, 2026 and March 30, 2025, the Company’s liability for uncertain tax benefits decreased by $0.1 million and $3.5 million respectively (excluding interest and penalties and related tax attributes).
6.   Loss per share (basic and diluted)
	Quarter ended
	March 29, 2026	March 30, 2025
	$ millions	$ millions
Basic and diluted net loss per common share:
Net loss	(47)	(53)
Weighted average number of ordinary shares outstanding (basic and diluted)	451,747,577	451,747,577
Net loss per share (basic and diluted)	(0.10)	(0.12)
7.   Inventories
Inventories consisted of the following components at March 29, 2026 and December 31, 2025:
	As of March 29, 2026	As of December 31, 2025
	$ millions	$ millions
Raw materials and supplies	79	52
Work in process	98	91
Finished products	34	30
Right of return assets	15	13
Subtotal	226	186
Less: Allowance for excess and obsolete inventory	(9)	(5)
Total Inventories, net	217	181
The expenses related to excess and obsolete inventory impairment were $4 million and $0 million for the quarter ended March 29, 2026 and March 30, 2025 respectively, and these are included in “Cost of sales” in the Group’s consolidated statements of income (loss).

8.   Borrowings
Currency	Category	Floating	Fixed	March 29, 2026
		$ millions	$ millions	$ millions
US$	Term loan	515	—	515
Multi-currency	Shareholder PIK Loan	—	137	137
	Revolving credit facility	19	—	19
	Other loans	15	26	41
Total		549	163	712
Current		13	150	163
Non-current		536	13	549
Total Borrowings		549	163	712
Currency	Category	Floating	Fixed	December 31, 2025
		$ millions	$ millions	$ millions
US$	Term loan	517	—	517
Multi-currency	Shareholder PIK Loan	—	878	878
	Revolving credit facility	1	—	1
	Other loans	11	27	38
Total		529	905	1,434
Current		14	140	154
Non-current		515	765	1,280
Total Borrowings		529	905	1,434
Future principal repayments of the Group’s borrowings are as follows as of March 29, 2026 and December 31, 2025:
	Term loan	PIK Loan	Revolving credit facility	Other loans
	$ millions	$ millions	$ millions	$ millions
9 months ended 31 December 2026	—	137	—	26
Year ended 31 December 2027	—	—	19	7
Year ended 31 December 2028	—	—	—	5
Year ended 31 December 2029	—	—	—	2
Year ended 31 December 2030	515	—	—	1
Thereafter	—	—	—	—
Total before unamortized discount and issuance costs	515	137	19	41
Less: unamortized discount and issuance costs	—	—	—	—
Total borrowings	515	137	19	41
Years ended December 31	Term loan	PIK Loan	Revolving credit facility	Other loans
	$ millions	$ millions	$ millions	$ millions
2026	—	131	—	23
2027	—	—	1	6
2028	—	747	—	5
2029	—	—	—	2
2030	517	—	—	2
Thereafter	—	—	—	—
Total before unamortized discount and issuance costs	517	878	1	38
Less: unamortized discount and issuance costs	—	—	—	—
Total borrowings	517	878	1	38

The following table presents the total interest expense related to the Group’s borrowings during the period ended March 29, 2026 and March 30, 2025:
	Quarter ended March 29, 2026	Quarter ended March 30, 2025
	$ millions	$ millions
Contractual interest expense	53	52
Amortization of debt issuance costs	(0)	(0)
Total interest expense	53	52
Shareholder PIK loan
On December 2, 2025, our shareholders unanimously consented to reduce the outstanding principal balance of the Shareholder PIK Loan by 85%, which became effective on March 19, 2026 (the “PIK Forgiveness”).
Following completion of the PIK Forgiveness, the outstanding principal balance of the Shareholder PIK Loan was $148 million, including accrued interest of $17 million, as of March 19, 2026. The gain on extinguishment of the debt has been recognized through the Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity, as additional paid in capital.
As of March 29, 2026, we had an outstanding balance of $137 million, under the Shareholder PIK Loan and the effective interest rate was 14.0% per annum. As of December 31, 2025, we had an outstanding balance of $878 million, and the effective interest rate was 14.0% per annum.
9.   Capital commitments and contingent liabilities
Commitments
As of March 29, 2026 and December 31, 2025, there were $97 million and $53 million committed capital expenditure but not spent mainly related to Plant, machinery and equipment, respectively.
Contingent liabilities: Legal Proceedings and others
In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against the Group, including those pertaining to environmental, product liability, safety and health, employment, tax and antitrust matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist. Therefore, it is possible that the Company’s liquidity or results of operations in a period could be materially affected by one or more of those other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in aggregate, on the results of operations, financial position or cash flows of the Group.
Legacy provisions
Legacy provisions are contingent liabilities which are recognized as part of business acquisition accounting. These provisions relate to legacy historical issues that the former employee may claim against the Group and will be carried until the possible liability is settled, cancelled or expires.
10.   Management Incentive Plan — Related Party Transaction
The shareholders of DPC Holdings Limited, implemented a cash-based Management Incentive Plan (“MIP”) as part of the financial restructuring of the Doncasters Group in March 2020. The plan is designed to provide incentives for senior managers and above (including executive and non-executive directors) to deliver long-term shareholder returns. Under the plan, individuals are entitled to receive a cash sum payable by the Company which is only paid out if certain conditions are met.

Individual payments are equal to a percentage of the amounts repaid on the DPC Holdings Limited PIK facility loan, with varying percentages depending on whether repayment on the loan exceeds certain thresholds. These thresholds increased by 13.5% on a quarterly basis with the first increase taking place on 30 September 2020. The rules of the plan were updated in March 2024 such that the 13.5% compounding was removed.
Participation in the plan is at the board of directors and shareholder discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. The amount of the expected liability has been calculated by estimating the enterprise value (“EV”) of DPC Holdings Limited on an assumed future exit date of 31 May 2026, by applying an EV/EBITDA multiple to the Group’s estimated EBITDA (as defined in the Management Incentive Plan for DPC Holdings) for the 12 months prior to exit.
The resulting future MIP value has been discounted to present value on March 29, 2026, using a 25% required rate of return. As of March 29, 2026, 100% of the maximum MIP value had been awarded to 9 participants. The charge to the consolidated statement of income (loss) in the period ended March 29, 2026 relating to the MIP and associated social security was $13 million (March 30, 2025: $21 million).
Five participants in the MIP also each have a fractional shareholding in DPC Holdings Limited, the ultimate parent undertaking. As of March 29, 2026, those directors and key management personnel of the Group (two of whom are non-executive directors) control 0.44% of the voting shares of DPC Holdings Limited, the ultimate parent undertaking, with some shareholdings owned through companies.
The total liability in respect of the MIP as of March 29, 2026 was $159 million, of which $144 million was separately presented on the consolidated balance sheet, and $15 million was recognized in accrued expenses and other current liabilities related to social security and sundry taxes.
The total liability in respect of the MIP as of December 31, 2025, was $146 million, of which $132 million was separately presented on the consolidated balance sheet, and $14 million was recognized in accrued expenses and other current liabilities related to social security and sundry taxes.
11.   Disposal group held for sale
During 2024, the Group’s management committed to a plan to sell its Ivostud business. This decision was made as part of a strategic initiative. While the sale did not close within twelve months of the original date of classification, the Group continued negotiations with a committed buyer through the quarter ended March 29, 2026. Therefore, at March 29, 2026, classification as held for sale was deemed appropriate as management remains firmly committed to the plan to sell the Ivostud business, and the business is available for immediate sale in its present condition. Further, the sale is considered probable, with management expecting completion within one year of the balance sheet date. During the quarter ended March 29, 2026 the Group continued to maintain active negotiations with one potential buyer to facilitate the sale, indicating that it is unlikely the plan will be significantly changed or withdrawn. Accordingly, the assets and liabilities associated with that business are presented as a disposal group held for sale as of March 29, 2026.
At the reporting date, Ivostud business unit was measured at the lower of its carrying amount or fair value less costs to sell. As of March 29, 2026, the estimated fair value less costs to sell was determined to be $15 million, which did not result in any impairment/(reversals) during the period.
The major classes of assets and liabilities classified as held for sale as of March 29, 2026 and December 31, 2025, are as follows:
	March 29, 2026	December 31, 2025
	$ million	$ million
Property, plant equipment	3	2
Inventories	9	11
Trade and other receivables	4	4
Cash and cash equivalents	2	3
Assets held for sale	18	20

	March 29, 2026	December 31, 2025
	$ million	$ million
Trade and other payables	(3)	(3)
Operating lease liabilities	(1)	(1)
Other liabilities	(1)	(1)
Pension liabilities	(1)	(1)
Liabilities held for sale	(6)	(6)

The results of operations of the Ivostud business continue to be included in the Group’s consolidated statements of income. Similarly, the cash flows generated by or used in the operations of the Ivostud business are included within the respective categories of the consolidated statements of cash flows.
12.   Subsequent events
On 22 May 2026 the Board adopted, and our shareholders approved, the DPC Holdings Limited 2026 Equity Incentive Plan (the “Equity Incentive Plan”) for employees, consultants and/or directors. The Equity Incentive Plan provides for the grant of options and matching share awards, intended to align the interests of service providers, including our named executive officers and directors, with those of our shareholders.

        Ordinary Shares
(*lead bookrunners listed in alphabetical order)
Jefferies*	Morgan Stanley*
Barclays	Moelis & Company
RBC Capital Markets	Rothschild & Co
Prospectus dated             , 2026
Until           , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus
Item 13.   Other Expenses of Issuance and Distribution.
Amount to be Paid
Registration fee		$13,810
FINRA filing fee		$15,500
Listing fees	$	*
Transfer agent’s fees	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue Sky fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*
To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.
Item 14.   Indemnification of Directors and Officers.
Our Articles of Association to be filed as an exhibit to this registration statement will provide for indemnification of the officers and directors to the fullest extent permitted by applicable law.
In addition, we will (to the fullest extent permitted by applicable law) enter into agreements to indemnify our directors and executive officers containing provisions, which are in some respects broader than the specific indemnification provisions contained in our Articles of Association. The indemnification agreements may require us, among other things, to indemnify such persons against expenses, including attorneys’ fees, judgments, liabilities, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, that may arise by reason of their status or service as our director or executive officer and to advance expenses incurred by them in connection with any such proceedings. The proposed form of such indemnification agreement is filed as Exhibit 10.12 to this registration statement.
The proposed form of the Underwriting Agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.
Item 15.   Recent Sales of Unregistered Securities.
None.
Item 16.   Exhibits and Financial Statement Schedules.
(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Memorandum and Articles of Association of the Registrant.
3.2	Form of Amended and Restated Memorandum and Articles of Association to become effective upon closing of this offering.
5.1	Opinion of Carey Olsen Jersey LLP
10.1
Credit Agreement, dated as of April 23, 2024, by and among Alloy Parent Limited, as Holdings, Doncasters US Finance LLC and Doncasters US LLC, as Borrowers, the Lenders party thereto, GLAS USA LLC, as Administrative Agent, and GLAS Americas LLC, as Collateral Agent

10.2
Amendment to Credit Agreement (Letter Amendment), dated June 7, 2024, by and among Alloy Parent Limited, as Holdings, Doncasters US Finance LLC and Doncasters US LLC, as Borrowers, GLAS USA LLC, as Administrative Agent, and the Consenting Lenders party thereto

10.3
Amendment No. 2 to Credit Agreement, dated as of April 25, 2025, by and among Alloy Parent Limited, as Holdings, Doncasters US Finance LLC and Doncasters US LLC, as Borrowers, the other Loan Parties party thereto, the Term Lenders party thereto, GLAS USA LLC, as Administrative Agent, and GLAS Americas LLC, as Collateral Agent

10.4	Employment Agreement, as amended, of Michael Quinn†
10.5	Employment Agreement of David Egan†
10.6	Employment Agreement, as amended, of Jason Mays†
10.7	DPC Holdings Limited 2026 Equity Incentive Plan and UK Sub-Plan†
10.9	Form of MIP Deed and Reinvestment Agreement†
10.10	Shareholder Director Nominee Agreement
10.11	Form of Registration Rights Agreement
10.12	Form of Indemnification Agreement between the Registrant and its directors and officers
21.1	List of subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, independent registered public accountants.
23.2	Consent of Carey Olsen Jersey LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page to Registration Statement).
107	Filing Fee Table

†
Compensatory plan or agreement.

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this day of May 26, 2026.
DPC HOLDINGS LIMITED
By:
/s/ Michael Joseph Quinn

Name:
Michael Joseph Quinn

Title:
Chief Executive Officer and Executive Director

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Michael Joseph Quinn and David John Egan, and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on May 26, 2026 in the capacities indicated:
Signatures	Title
/s/ Michael Joseph Quinn Michael Joseph Quinn	Chief Executive Officer and Executive Director (Principal Executive Officer)
/s/ David John Egan David John Egan	Chief Financial Officer and Executive Director (Principal Financial Officer and Principal Accounting Officer)
/s/ Dirkson Charles Dirkson Charles	Director
/s/ Nicholas Sanders Nicholas Sanders	Director
/s/ Henry F. Brooks Henry F. Brooks	Director
/s/ Taiwo K. Danmola Taiwo K. Danmola	Director

Signatures		Title
/s/ Stanley Deal Stanley Deal		Director
/s/ C. Alexander Harman C. Alexander Harman		Director
/s/ Willibald Meixner Willibald Meixner		Director
Doncasters Inc.
By:	/s/ Joseph Joseph	Authorized Representative in the U.S.
Name: Joseph Joseph
Title: Corporate Secretary